INNOVATING TO LEAD



ANNUAL REPORT
& ACCOUNTS 2023

WELCOME TO THE
WPP ANNUAL REPORT 2023

OUR VISION

To be the most creative company in the world

OUR PURPOSE

We use the power of creativity to build better futures for our people, planet, clients and communities

OUR STRATEGY

Pages 9 to 15

- Lead through AI, data and technology
- Accelerate growth through the power of creative transformation
- Build world-class, market-leading brands
- Execute efficiently to drive strong financial returns

Underpinned by a disciplined approach to capital allocation

ABOUT THIS REPORT

AI COVER ART

Our cover artwork – reflecting the reshaping of the landscape by technology – was produced by our in-house creative technologists in collaboration with engineers at NVIDIA. The imagery is an evolution of the WPP brand identity, combining high-fidelity 3D models in NVIDIA Omniverse™ with generative AI using our proprietary AI production studio on WPP Open

SUSTAINABILITY

We highlight our approach to sustainability throughout this report. The sustainability section starting on page 53 details our reporting requirements, including our TCFD statement. The full 2023 Sustainability Report can be found at wpp.com/sustainabilityreport2023

DIGITAL

A digital version of the Annual Report, providing a concise summary of its contents, can be found at wpp.com/annualreport2023

QR CODES

Scan our QR codes throughout the report to access further content online

This report provides an update on our strategic progress, financial performance and sustainability activities for the year ended 31 December 2023

To learn more see **wpp.com**

Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers (PwC) for the year ending 31 December 2023. For PwC's 2023 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2023 see wpp.com/sustainabilityreport2023

CONTENTS

STRATEGIC REPORT

CORPORATE GOVERNANCE

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

BUSINESS HIGHLIGHTS

Our purpose is to build better futures for our people, planet, clients and communities, and we continued to make progress towards those goals in 2023

PEOPLE

Investing in our people's futures

114,000

people employed in over 100 countries across the globe
(2022: 115,000)

41% (assured)

women in executive leadership roles[1]
(2022: 40%)

TECHNOLOGY PARTNERS' ACCREDITATIONS AND CERTIFICATIONS AWARDED TO OUR PEOPLE

Year	Value
2023	**34,000+**
2022	33,000+
2021	30,000+

PLANET

An industry-leading commitment to reduce carbon emissions from our own operations to net zero by 2025, and across our supply chain by 2030

0.19 tCO_2e

carbon emissions per person[2] **from our owned operations (Scope 1 and 2)**
(2022: 0.23 tCO_2e)[3]

88% (assured)

electricity purchased from renewable sources
(2022: 83%)

MARKET-BASED SCOPE 1 AND 2 CARBON EMISSIONS[4]
(tCO_2e)

Year	Value
2023	**21,322**
2022	26,102
2021	35,132

CLIENTS

Delivering transformational results for our clients

303

of the Fortune Global 500 are WPP clients, reflecting demand for our services among the world's leading companies
(2022: 307)

effie Awards Index

ranked most effective communications company in the world (Effies 2023)

CLIENT NET PROMOTER SCORE[5]

Year	Value
2023	**27.5**
2022	24.5
2021	25.0

COMMUNITIES

Helping to bring about change for the better in society

Leader

in the 2023 Bloomberg Gender-Equality Index

£36.1m

total social contribution, taking into account cash donations, pro bono work, in-kind contributions, free media space and racial equity initiatives (2022: £35.5m exc. racial equity initiatives)

CUMULATIVE INVESTMENT IN RACIAL EQUITY INITIATIVES
($m)

Year	Value
2023	**21.1**
2022	16.2
2021	9.3

KEY

(assured) Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2023. For PwC's 2023 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2023, see wpp.com/sustainabilityreport2023

1 Executive leadership roles are defined by WPP as the agency board and executive leadership population as reported through WPP's financial reporting system
2 Full-time equivalent (FTE) employee
3 2022 energy metric restated in line with the procedures set out in the WPP Sustainability Reporting Criteria 2023. For details of the nature and impact of the restatement, see page 61
4 See Carbon Emissions Statement on page 69
5 See definitions in the Glossary on page 232

FINANCIAL HIGHLIGHTS

Our performance in 2023 was resilient: we grew our revenue and improved our like-for-like headline operating margin, while maintaining an investment grade balance sheet and increasing dividends to shareholders

CONTINUED REVENUE GROWTH

In 2023 reported revenue increased 2.9% and like-for-like revenue less pass-through costs grew 0.9%[1]

£14.8bn
revenue
(2022: £14.4bn)

£11.9bn
revenue less pass-through costs[2]
(2022: £11.8bn)

LIKE-FOR-LIKE REVENUE LESS PASS-THROUGH COSTS GROWTH
(%)


2023
0.9
2022
6.9
2021
12.1

DISCIPLINED COST CONTROL

Our headline operating margin of 14.8% was unchanged on a reported basis, but grew 0.2 percentage points on a like-for-like basis, due to disciplined cost control

14.8%
headline operating margin[3]
(2022: 14.8%)

£475m
transformation programme gross savings since 2019
(2022: £375m)

HEADLINE OPERATING MARGIN
(%)


2023
14.8
2022
14.8
2021
14.4

MAINTAINING A STRONG BALANCE SHEET

Our balance sheet is rated investment grade by leading credit agencies. Our leverage ratio slightly exceeded our target range of 1.5-1.75x due to higher average net debt. Year-end net debt was unchanged at £2.5bn

S&P BBB
Moody's Baa2
investment grade ratings from credit agencies
(2022: S&P BBB, Moody's, Baa2)

1.8x
leverage ratio of average adjusted net debt to headline EBITDA[4]
(2022: 1.4x)

AVERAGE ADJUSTED NET DEBT/HEADLINE EBITDA
(x)


2023
1.8
2022
1.4
2021
0.8

REWARDING SHAREHOLDERS

In 2023, total dividends per share of 39.4p were in line with our target payout policy of around 40% of headline earnings per share (EPS), and unchanged from 2022

39.4p
dividends per share
(2022: 39.4p)

£423m
total dividends to shareholders
(2022: £365m)

DIVIDENDS PER SHARE
(p)


2023
39.4
2022
39.4
2021
31.2

1 Like-for-like growth as defined in the Glossary on page 232
2 The Group uses alternative performance measures in explaining its results, which are described on pages 223 to 225
3 Headline operating profit of £1,750m, as a percentage of revenue less pass-through costs of £11,860m. Reported profit before tax was £346m (2022: £1,160m)
4 See definitions in the Glossary on page 232

KEY EVENTS

We continued to invest in new skills, talent, strategic partnerships and targeted acquisitions, while winning new business and industry recognition

JANUARY
- WPP recognised as Leader in the 2023 Bloomberg Gender-Equality Index

Bloomberg Gender-Equality Index 2023

FEBRUARY
- We announce new partnerships with commerce companies Stripe and BigCommerce


WPP | stripe


WPP | BIGCOMMERCE

- New WPP campus opens in Guangzhou, China

MARCH
- WPP leads the World Advertising Research Center (WARC) Rankings


WARC RANKINGS 2023
EFFECTIVE 100
#1 WPP
MEDIA 100
#1 WPP
CREATIVE 100
#1 WPP
WPP

- A busy month for acquisitions with influencer marketing agencies Goat and Obviously, and German healthcare specialist 3K Communication, joining WPP

obviously

3K a Hill+Knowlton company

APRIL
- WPP acquires sonic branding agency, amp

amp

- We are recognised by the *Financial Times* as a 2023 climate leader

MAY
- We partner with NVIDIA to build a generative AI-enabled content engine for digital advertising



- BCW appoints Corey duBrowa as Chief Executive Officer



MAY
- 28 WPP leaders graduate from Oxford's Saïd Business School with a diploma in AI



- Wavemaker wins Reckitt Benckiser's media account in India
- Sustainalytics ranks WPP with the lowest-risk ESG rating amongst its peers

JUNE
- WPP tops the Global Effie Index


effie Awards
Index
Most Effective
Holding Group 2022
WPP

- Mindshare named Cannes Lions media network of the year 2023



- We invest in diversity-focused creative agency Majority



JULY
- New WPP campus opens in Manchester



- Ogilvy wins Jameson's global creative account

JAMESON IRISH WHISKEY

AUGUST
- Spotify and WPP announce first-of-its-kind global partnership
- We launch digital experiences partnership with Optimizely

SEPTEMBER
- Nestlé picks WPP as sole media partner in Europe
- Verizon names Ogilvy creative agency of record for its consumer business
- Andrew Scott, COO, is appointed to the WPP Board



- New WPP campus opens in Paris

OCTOBER
- Wunderman Thompson and VMLY&R unite to create global powerhouse, VML



- Shopify and WPP announce new commerce partnership

OCTOBER
- Lindsay Pattison appointed WPP Chief People Officer



- PayPal hires GroupM as its global media agency of record
- *Adweek* names Ogilvy 2023 global agency of the year

NOVEMBER
- Sprinklr and WPP announce new AI partnership
- FGS Global acquires Longview in Canada

NOVEMBER
- Jane Geraghty appointed WPP Chief Client Officer



- Official opening of our Brussels campus

DECEMBER
- VML named creative agency partner for Krispy Kreme
- TUI appoints EssenceMediacom as media agency for pan-European account



DECEMBER
- GroupM publishes *This Year Next Year: 2023 Global End-of-Year Forecast*


groupm
THIS YEAR
NEXT YEAR
2023 Global
End-of-Year
Forecast

- GroupM appointed global media partner to Allianz

CHIEF EXECUTIVE'S STATEMENT



WPP has always been a company of innovators, driven by an instinct to create, to reinvent, to move forward and to lead

It's what makes us the creative transformation company, and it's why the world's biggest marketers entrust us with their brands.

It's also the inspiration for the next phase of our strategy, which we're calling 'Innovating to Lead'. At our Capital Markets Day in January 2024 we set out our plans to capture the opportunities of AI, data and technology, while realising the full potential of our offer to clients, building world-class agency brands and driving strong financial returns through efficient execution.

We are confident these plans – outlined in greater detail below and later in this report – will deliver accelerated and more profitable growth over the medium term.

A RESILIENT PERFORMANCE

In 2023, our industry felt the impact of a tougher economic environment. Spending by clients in the consumer packaged goods sector – WPP's largest segment – grew well, but this was offset by a more cautious approach to marketing spend in other sectors, and notably lower spend from technology clients.

Against this challenging backdrop, our performance was resilient, with like-for-like growth in revenue less pass-through costs of 0.9%. Strong growth in the UK and India was set against weaker trading in the US, China and Germany. Thanks to disciplined cost control, we were able to grow our like-for-like headline operating margin in 2023, while continuing to invest in AI, data, technology and talent.

GroupM, our media investment business, grew well, and Ogilvy – supported by major new client assignments – also performed strongly. Our creative production business, Hogarth, was another standout performer, benefiting from increasing demand for its technology- and AI-driven capabilities.

We continued to win new clients and grow our existing relationships, attracting net new business of $4.5 billion in 2023, including new assignments with Allianz, Krispy Kreme, Mondelēz, Nestlé, PayPal and Verizon. As I write this today, our pipeline for potential new business is larger than it was at the same point in 2023.

We expect 2024 to be a transitional period of modest growth as we cycle through the impact of some assignment losses last year and as technology companies continue to manage through a period of disruption, but we are optimistic about the strategic opportunities ahead of us.

AI, DATA AND TECHNOLOGY

One of the primary reasons for that optimism is our leadership position in the application of AI, data and technology to marketing. Building on that strength is the first pillar of Innovating to Lead.

While we have been investing in AI for many years at WPP, the recent explosion of generative AI has rapidly increased its relevance to the marketing industry. For the first time, we can see how computers can do things we thought only people could do – take photos, write copy, create videos and more.

AI is already changing our industry. We have put it at the heart of our work today as well as our future strategy. We're working with all our top clients on AI-related projects and delivering exceptional AI-enabled work, examples of which you can see in this report.

This technology will be fundamental to the future of WPP, and being at the forefront of AI ensures we are taking full advantage of the substantial opportunities it presents.

As part of our technology strategy, we've been consolidating our position as leaders in the field with future-facing decisions including the acquisition of AI technology company Satalia in 2021; strategic partnerships with technology companies including Adobe, Google, IBM, Meta, Microsoft and NVIDIA; and organic

investment in client-facing technology, data capabilities and WPP Open, our AI-powered marketing operating system.

WPP Open is now used by more than 30,000 people across WPP each month to experiment, enhance our skills and build campaigns, and it's being widely deployed on client work. In 2023 it gave us the competitive edge in several major pitches, and it was adopted by some of our largest clients, including Nestlé and L'Oréal. Looking ahead, we expect to serve a growing number of clients through WPP Open as it plays an ever more central role in our offer.

Our plans include annual cash investment of around £250 million in proprietary technology to support our AI and data strategy and to keep us ahead of the pack.

CREATIVE TRANSFORMATION

I firmly believe that AI will enhance, not replace, human creativity. Vision, inspiration and imagination matter more than ever – and not just in our creative agencies, but in our media, PR and design companies. The extraordinary power of bold ideas continues to drive transformative business results for the world's leading brands, and it remains at the heart of our proposition to clients.

Unlocking the full potential of creative transformation to accelerate growth is the second pillar of our strategy. None of our competitors can match our global scale, the breadth and depth of our integrated offer in creative, media, production and PR, or our capabilities in fast-growth areas such as commerce, influencer marketing and retail media. We intend to capitalise on this advantage to expand our share of a growing market.

There are few better demonstrations of the competitiveness of our offer or the strength of our client relationships than our agencies' performance at the Super Bowl – one of the world's greatest showcases for excellence in marketing.

2024's Big Game saw an unprecedented 12 TV spots from WPP agencies plus media activations for more than 25 brands. There was creative work for clients including Hellmann's, Dove, Pringles, L'Oréal's CeraVe, VW and Verizon, while Adidas, The Coca-Cola Company, Duracell, Mars, Nestlé, Google, Danone and the U.S. Navy were among the media buys.

Much of this work is the fruit of enduring partnerships between agencies and brands. Dove and Ogilvy have enjoyed 66 years of unbroken partnership, during which time they have transformed a humble soap brand into a $7.3 billion social movement. In 2023 we were incredibly proud to celebrate 80 years of collaboration with Ford, while WPP Open X sprinted to its two-year anniversary as The Coca-Cola Company's global marketing partner.

The creative work we've produced together with The Coca-Cola Company won eight awards at Cannes Lions in 2023, as part of another highly successful festival for WPP that saw our agencies collect a total of 165 Lions and Mindshare win Media Agency of the Year.

WPP took the award for the world's most effective communications company at the Effies, and Ogilvy won most effective network. WARC named WPP the top company in each of its three rankings – for creativity, media and effectiveness – while Ogilvy was network of the year for both creativity and effectiveness and EssenceMediacom was the winner in media.

Awards like these matter because they reflect our agencies' ability to create commercial success for our clients, they recognise the industry-leading talent we have at WPP, and they act as a magnet for brilliant people to join our Company.

MARKET-LEADING BRANDS

The third pillar of our strategy is to continue to build world-class, market-leading agency brands that reduce complexity, maximise the benefits of our scale and enhance our offer to clients.

In 2023 we united Wunderman Thompson and VMLY&R to create VML, the world's largest creative agency, and in January 2024 we announced the combination of BCW and Hill & Knowlton to create Burson, a leading global strategic communications firm. GroupM – which in 2023 retained its clear global leadership position with media billings of $63 billion – moved to the next phase of its strategy to streamline and simplify its operational structure.

WPP will soon operate largely through six agency networks – VML, Ogilvy, AKQA, Hogarth, GroupM and Burson – that together account for close to 90% of WPP's revenue less pass-through costs.

These networks are helping us to expand client relationships and begin new ones. VML quickly notched its first win as a new agency in December 2023, securing Krispy Kreme's global creative business, while GroupM was chosen as the media and planning partner for Allianz as well as PayPal's global media agency.

Verizon named Ogilvy its creative agency of record for its consumer business, and we became Nestlé's sole media partner in Europe, serving 47 countries through a new digital-first model.

STRONG FINANCIAL RETURNS

We have a significant opportunity to realise further scale advantages and savings, and executing efficiently to deliver strong financial returns is the fourth and final pillar of our strategy.

The creation of VML and Burson and the ongoing simplification of GroupM will deliver both growth opportunities and structural cost savings. We also see additional efficiency opportunities across our back-office functions and commercial delivery services, with the scope for further cost savings over the next three to five years.

The strategy we shared at the Capital Markets Day and which I have outlined here, underpinned by a disciplined approach to capital allocation, is expected to enhance our financial performance, by improving our growth, profitability and cash flow over the medium term.

You can read more on our financial performance in 2023 and our medium-term targets in the Chief Financial Officer's statement on page 81.

CHIEF EXECUTIVE'S STATEMENT CONTINUED

PEOPLE

At WPP we aim to attract, develop and retain the most talented, creative people in our industry.

We invest significantly in ensuring our people can benefit from the global, multi-disciplinary nature of WPP, learn from our expertise in AI, data and technology, and enjoy exciting and fulfilling careers within the Company. I'm particularly proud of our Future Readiness Academies, a global online learning programme designed to furnish our people with the skills of tomorrow. 12,500 employees have taken nearly 50,000 courses through the platform.

We also continue to invest in state-of-the-art campuses around the world, providing our people with inspiring, collaborative and flexible spaces that ignite creativity and bring together the best talent, technological capability and facilities under one roof. I was delighted to join many of our clients at the launch events of three new WPP campuses – in Manchester, Paris and Brussels – in 2023.

WPP's talented leadership team was strengthened further during 2023. We welcomed Joanne Wilson as our new Chief Financial Officer and Corey duBrowa as the new CEO of BCW (and now Burson). Former Landor CEO Jane Geraghty was appointed as our Chief Client Officer, succeeding Lindsay Pattison as she became Chief People Officer. Lindsay replaced Jennifer Remling as she departed after eight successful years to join Warner Bros. Discovery. Chief Operating Officer Andrew Scott joined the Board as an Executive Director.

We work hard to build a diverse workforce and an inclusive culture, one that reflects the societies in which we live. It's important to our clients, and it's important to me. Companies that want to be at the cutting edge of innovation and create moments that become part of popular culture need teams who represent a range of perspectives and communities.

In 2023, the proportion of our executive leaders[1] who are women was 41% (2022: 40%). In the US, our largest market, the proportion of our senior and executive managers who are non-white was 22% (2022: 22%).

A record number of WPP leaders were named in Involve's 2023 Heroes Women Role Model lists for championing women in business and nurturing a more inclusive workplace. In 2023 we once again featured in the Bloomberg Gender-Equality Index.

The support of the Board, and in particular the Chairman, has been central to the progress we've made in building a new culture at WPP, and in our wider strategy to transform the Company. As he prepares to hand over to a new Chair, I would like to thank Roberto for his wise counsel and encouragement to me and the whole executive team, and to recognise his role in ensuring the strength and resilience of today's WPP.

A MORE SUSTAINABLE AND EQUITABLE FUTURE

In 2021, we announced our commitment to reduce carbon emissions from our own operations by 84% by 2025, and to halve carbon emissions across our supply chain by 2030. We include media buying in these targets – the first company in our industry to do so. At the end of 2023, we had achieved a 76% absolute reduction in tonnes of CO_2e emissions (Scope 1 and 2) since our 2019 baseline, and a reduction of 18% year-on-year.

As part of these efforts, and to help clients meet their own sustainability goals, in February 2023 GroupM launched a new omnichannel media carbon calculator, enabling clients for the first time to factor channel-level emissions data into their media planning.

We aim to use our voice and resources to support social progress throughout our industry. One of the ways we do this is through our Racial Equity Programme, which funds innovative inclusion projects. 2023 saw the fourth round of funding, which provided backing to the Crias Project, a partnership between Ogilvy, DAVID and GR6 in Brazil that sets out to hire talented Black creatives from favelas to work on client projects, and the OG Creative Technology Academy, which identifies and supports high-potential African talent.

Clients have long been aware of the potential of our work to bring about positive change. Impactful campaigns in 2023 included EssenceMediacom's Pre-Loved Island for eBay, which combatted clothing waste by dressing contestants on ITV's Love Island – which has a huge impact on UK fashion trends – in stylish second-hand items.

DAVID and Corona helped Chinese smallholders grow their incomes by supporting high-quality lime cultivation, through the award-winning Corona Extra Lime initiative, and Ogilvy's #TurnYourBack campaign for Dove raised awareness of the harmful impact of toxic beauty content.

You can read about many more examples of work that makes a difference, and our wider approach to environmental, social and governance (ESG) matters, in our Sustainability Report and in the Sustainability and Corporate Governance sections of this report.

THE OPPORTUNITIES AHEAD

One of the privileges of my role is that every day I get to see remarkable people coming together to deliver great work like this for our clients. And there has never been a more exciting time to be part of our industry, as the collision of human imagination and rapidly evolving technologies opens up a new world of creative possibilities.

I cannot help but be optimistic about the future, knowing we have such talented people and such forward-looking clients who share our passion for exploring the new opportunities ahead of us. As ever, my thanks goes to all of them.



Mark Read
Chief Executive Officer
21 March 2024

1 Executive leadership roles are defined as the agency board and executive leadership population as reported through WPP's financial reporting system

Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2023. For PwC's 2023 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2023, see wpp.com/sustainabilityreport2023

WPP STRATEGY

Our strategy is expected to deliver accelerated and more profitable growth over the medium term

In this section

JOURNEY TO TODAY

Over the last five years we've transformed WPP. We're now radically simpler, with world-class talent, leading capabilities and improved financial performance

In 2018, WPP was a complex organisation that had under-invested in key areas such as talent, creativity and technology

Today WPP is a stronger company, with a modern, integrated offer and simplified structure, and well positioned for growth

Simplified our structure

- Retired around 300 legacy brands
- Closed 840 smaller, inefficient offices
- Eliminated around 1,400 legal entities, arising from historic acquisitions
- 90+ disposals of non-core businesses, raising more than £3.8 billion

6

key networks, representing close to 90% of WPP[1]

VML
The world's largest creative agency[2]

AKQA
A leading ideas and innovation agency

Ogilvy
A leading global creative agency

groupm
The world's largest media investment business

BURSON
A top 2 global PR firm[3]

HOGARTH
The world's largest production agency

Built a world-class leadership team

- Strengthened leadership through new hires and acquired companies
- Enhanced culture and working environment
- Invested in creative and technology talent for the future

LEADERSHIP
Established a WPP Executive Committee of senior WPP and agency leaders
See page 115

TALENT
Hired new talent from leading companies or through acquisitions such as Satalia, our AI technology company

INVESTED IN FUTURE TALENT
In 2023, 28 WPP leaders graduated from Oxford's Saïd Business School with a diploma in AI



1 Share of revenue less pass-through costs
2 In October 2023 WPP announced the merger of Wunderman Thompson and VMLY&R to form VML, which was effective in January 2024
3 In January 2024 WPP announced the merger of BCW and Hill & Knowlton to create Burson, which is effective in July 2024

Strengthened our AI, data and technology capability

- Organic investment in client-facing technology
- Targeted acquisitions to enhance our capability in AI, commerce, influencer marketing and marketing tech
- Developed key strategic partnerships

Organic investment in client-facing tech

WPP Open	Satalia	choreograph
Our AI-powered marketing operating system	Our AI technology company	Our data product, service and technology company

Targeted technology-led M&A

amp	Sonic branding solutions
corebiz	Digital commerce platform solutions
dti	Digital innovation and software engineering
	Data-driven influencer solutions
NEWCRAFT	Ecommerce consultancy
obviously	Tech-led social influencer platforms
Satalia	Enterprise AI strategy and technologies

Key technology strategic partnerships

Adobe, amazon, Google, IBM, Meta, Microsoft, NVIDIA, salesforce, TikTok

Significant progress in our transformation programme

- Moved 52% of our people into modern, efficient, multi-agency campuses, up from 8% in 2018
- Merged agencies and adopted common platforms
- Eliminated multiple financial platforms, moving to fewer, more modern systems

Transformation plan

- Set out a plan to deliver £600 million of annual gross savings by 2025 against the 2019 cost base. At the end of 2023 we had delivered around £475 million of gross savings, which is ahead of the originally planned £450 million

See pages 81 and 85

GROSS COST SAVINGS SINCE 2019
(£m)


0
275
375
475
2020
2021
2022
2023

Improved financial performance

- Delivered growth: 2.6% compound annual growth (2019-2023)
- Stabilised our headline operating profit margin
- Reduced adjusted net debt to £2.5 billion from £4.1 billion in 2018
- Returned a cumulative £4 billion to shareholders in the form of dividends and share buybacks

£4bn

returned to shareholders since 2018

DIVIDENDS AND SHARE PURCHASES
(£m)


794
412
1,133
1,228
477
2019
2020
2021
2022
2023
Share purchases
Dividends

MARKET OUTLOOK

We operate in a large and growing market segment

In 2023, advertisers continued to invest in delivering marketing messages to audiences, driving global growth in advertising revenue of 5.8% to $889 billion[1].

IN 2023, TOTAL AD REVENUE INCREASED BY AN ESTIMATED

5.8%

(2022: 6.2%)

total advertising spend comprises three main areas – digital, television and other sectors including out-of-home (OOH), print and audio

DIGITAL

The largest single segment of advertising spend is on digital (internet-based) channels, representing 69% of the total. Within this are three sub-groups – search, retail media and other. Digital search, eg via Google or Bing (32% of the total) grew 7.8% in 2023. Retail media (retailers using their websites to sell advertising space) is the smallest segment (19% of digital), but is growing quickly, up an estimated 9.8% in 2023. The largest retail media platforms, by ecommerce gross merchandise value in 2022, were Alibaba, Amazon and JD.com. The remaining 49% of digital includes social and short-form media from companies including Meta, YouTube and TikTok.

2023 GLOBAL AD MARKET GROWTH
(%)


+5.8
+9.2
-1.9
+0.2
Total
Digital
TV
Other

69%

advertising revenue classified as digital

Total digital ad spend accelerated throughout 2023, growing an estimated 9.2%, excluding US political advertising. Digital ad spend is anticipated to remain the fastest-growing segment, expanding on average 7.4% on a compound annual basis through to 2028, driven by search, social and retail media channels, and is forecast to represent 76% of total global ad spend by 2028.

TV

Television remains a significant channel for global ad revenue, representing 18% of the total in 2023, given its ability to satisfy advertisers' brand-reach goals. Within this, linear TV ad revenue fell an estimated 4.3% as advertisers moved to data-driven channels including connected TV streaming services, which are estimated to have grown 10% in 2023 as they provide more data to target audiences and more closely measure ad campaign results. Looking ahead, global total TV ad revenue is expected to grow a modest 1% on a compound annual basis through to 2028, driven mostly by connected TV, offsetting the declines in linear TV.

5.6%

expected global ad revenue compound annual growth rate 2023 to 2028

2023 MEDIA CHANNEL SHARE


Digital 69%
TV 18%
Print 6%
Out-of-home 4%
Audio 3%

OTHER

Print, including both traditional and digital forms of newspapers and magazines (6% of the total), is expected to decline 4.6% in 2023 as audiences switch to digital versions and print becomes less commercially viable.

Out-of-home advertising (4% of total spend) is forecast to grow 10.3% in 2023, benefiting from the ongoing resurgence of travel and airport advertising. Within this, digital OOH (eg digital billboards) is forecast to grow 18.1% in 2023.

Audio ad revenue fell 2.9% in 2023. Within this, demand for streaming music and podcast services continued to grow strongly, offsetting the decline in terrestrial radio services.

Over the next five years to 2028, growth in other channels is forecast to be driven by OOH digital advertising, masking declines in print and audio channels.

COUNTRIES

During 2023 the industry saw positive growth across all major markets. The US, the largest ad market, representing 39% of total spend, is estimated to have grown 5.7% in 2023 compared with 7.1% in 2022, led by digital channels.

THE US IS THE LARGEST AD MARKET, ACCOUNTING FOR

39%

of total ad spend

China, the second-largest market (16% of total spend), grew 6.1%, driven by digital and OOH spend, bouncing back from the 0.6% decline in 2022 due to Covid-related lockdowns. Growth in the UK, the third biggest market, remained strong at 4.4%, driven by digital advertising channels such as social media, albeit less than the 8.9% growth achieved in 2022.

Among other major markets, Brazil and India achieved double-digit growth of 10% and 11% respectively, led by social media in the former and retail media spend in the latter. In the more mature ad markets of Germany, France and Canada, ad spend growth continued between 3% and 4% – slightly down on 2022. In the 10th largest market, Australia, growth was flat year-on-year.

2023 GLOBAL MEDIA MARKET SHARE BY COUNTRY


US 39%
China 16%
UK 6%
Japan 5%
Germany 4%
France 4%
Brazil 3%
India 2%
Canada 2%
Australia 1%
Other markets 18%

[1] GroupM, *This Year Next Year: 2023 Global End-of-Year Forecast*, December 2023. Excludes US political advertising

A FAST-CHANGING AND COMPLEX MARKET

Our clients are facing an ever-more complex marketing environment that presents new opportunities to advertise, but also more fragmentation. This in turn requires more advice from agencies, which is expected to be a positive driver of future growth. This complexity is being driven by:

- AI influencing where and how clients invest their money
- Social and influencer channels shaping consumer behaviour
- The convergence of culture and entertainment; for example Super Bowl LVIII was viewed by 123 million people, the largest audience in the history of the Big Game
- Clients requiring more data and more insights from that data
- The rapid evolution of media channels providing advertisers new ways to reach consumers, such as retail media channels and TV streaming platforms introducing ad-supported tiers
- Significant geopolitical events and an increasingly polarised political environment


ACCELERATING AI IMPACT
SOCIAL AND INFLUENCER-FIRST MARKETING
CONVERGENCE OF CULTURE & ENTERTAINMENT
CHANNEL PROLIFERATION
EXPLODING DATA LANDSCAPE
GROWING GEOPOLITICAL COMPLEXITY
POLARISED CONSUMERS

INNOVATING TO LEAD: THE NEXT FIVE YEARS

The next phase of our strategy aims to capture the opportunities offered by AI, maximise the potential of creative transformation and deliver faster growth, higher margins and improved cash generation

Lead through AI, data and technology

Accelerate growth through the power of creative transformation

Build world-class, market-leading brands

Execute efficiently to drive strong financial returns

Underpinned by a disciplined approach to capital allocation

LEAD THROUGH AI, DATA AND TECHNOLOGY

Capitalise on our AI leadership position, built on: the acquisition of Satalia in 2021; organic investment in AI, client-facing technology and data; and deep partnerships, including with Adobe, Google, IBM, Meta, Microsoft and NVIDIA

WPP Open
Our AI-powered marketing operating system

Satalia
Our AI technology company

choreograph
Our data product, service and technology company

ACCELERATE GROWTH THROUGH THE POWER OF CREATIVE TRANSFORMATION

Expand our client relationships by further leveraging WPP's global scale, integrated offer in creative (including production), media, PR and specialist communications, and capabilities in fast-growth areas such as commerce, influencer marketing and retail media to capture share in a growing market

Integrated offer

Creative · Media · PR · Specialist

BUILD WORLD-CLASS, MARKET-LEADING BRANDS

Realise the opportunities from VML as the world's largest integrated creative agency and GroupM as the world's largest media investment business, and establish Burson as a leading global strategic communications agency

groupm
The world's largest media investment business

VML
The world's largest creative agency

BURSON
Top 2 global PR firm

EXECUTE EFFICIENTLY TO DRIVE STRONG FINANCIAL RETURNS

Deliver annual net cost savings of around £125 million by 2025 from the mergers of VMLY&R and Wunderman Thompson and BCW and Hill & Knowlton, and from the simplification of GroupM, and a further circa £175 million of gross savings, over the medium term, from efficiency opportunities across both back office functions and more efficient delivery of services to clients

c.£125m
targeted structural net cost savings by 2025

c.£175m
targeted gross efficiency savings over the medium term

Continued organic investment, a progressive dividend policy and a disciplined approach to M&A, supported by a strong balance sheet and an investment grade credit rating

ABOUT WPP

We are the world's largest marketing services company. Find out how we use our global reach and scale, leading capabilities and strong financial position to benefit our clients and shareholders

In this section

INVESTMENT CASE

Our exposure to growth markets, strong client relationships, leading capabilities and robust financial position enable us to accelerate growth, expand margins and improve cash generation to drive shareholder returns

UNRIVALLED GLOBAL REACH AND SCALE

We have the industry's biggest global footprint, and the #1 creative agency, #1 production agency and #1 media investment business globally

100+

countries in our global network

ATTRACTIVE AND GROWING ADDRESSABLE MARKETS

Stronger-than-ever client demand for marketing services is driven by an increasingly complex ecosystem and new opportunities from technology-led services, such as AI

5.6%

estimated average annual growth in global advertising revenue 2023-2028[1]

DEEP RELATIONSHIPS WITH LEADING BUSINESSES

Our clients are some of the world's largest and most successful companies, including over 300 of the Fortune Global 500. These relationships are enduring, including multi-decade partnerships with many of our biggest clients

27.5

client net promoter score
(2022: 24.5)

LEADING THROUGH AI, DATA AND TECHNOLOGY

We invest in AI expertise, data capability and cutting-edge technology through organic investment, targeted acquisitions and strategic partnerships with world-leading technology companies, to drive our growth

£250m

annual investment in AI, data and technology

FINANCIAL STRENGTH WITH INVESTMENT GRADE BALANCE SHEET

Our business is cyclical but our cost base is flexible, allowing maintenance of strong profitability and cash generation across the cycle. We combine this with a disciplined approach to capital allocation, enabling us to reinvest in the business, acquire new companies and talent, and reward shareholders

1.8x

average adjusted net debt/ headline EBITDA

WORLD-LEADING TALENT, AMBITIOUS FOR THE FUTURE

We attract and retain world-leading creative and technological talent, enabling us to create transformative work for our clients

114,000

talented people across the globe

1 GroupM, *This Year Next Year: 2023 Global End-of-Year Forecast*, December 2023

WHERE WE OPERATE
COUNTRIES

WPP agencies operate in more than 100 countries, providing unrivalled global reach and scale

2023 REVENUE BY REGION


North America **37%**
United Kingdom **15%**
Western Continental Europe **20%**
Rest of World (CEE, LA, AME, AP) **28%**


NORTH AMERICA
PEOPLE 23,000
REVENUE £5.5bn
UNITED KINGDOM
PEOPLE 12,000
REVENUE £2.2bn
WESTERN CONTINENTAL EUROPE
PEOPLE 23,000
REVENUE £3.0bn
CENTRAL & EASTERN EUROPE (CEE)
PEOPLE 4,000
REVENUE £0.3bn
LATIN AMERICA (LA)
PEOPLE 15,000
REVENUE £0.8bn
AFRICA & MIDDLE EAST (AME)
PEOPLE 5,000
REVENUE £0.4bn
ASIA PACIFIC (AP)
PEOPLE 32,000
REVENUE £2.6bn

Our top 10 markets

	% Revenue	People
USA	35	21,000
UK	15	12,000
Germany	7	7,000
Greater China[1]	5	8,000
India	4	11,000
Brazil	2	6,000
Australia	2	3,000
Canada	2	2,000
France	2	2,000
Italy	2	2,000

1 Including Hong Kong and Taiwan

WHERE WE OPERATE
CAMPUSES

WPP campuses bring our agencies together in inspiring, collaborative workspaces

41
campuses rising to **47** by **2025**, accommodating **75,000** people

Every WPP campus is designed to:
- support flexible and hybrid working
- give clients access to integrated WPP talent
- unlock cost savings through consolidating less efficient buildings into more modern workspaces

OUR CAMPUSES

Amsterdam
Beijing
Bogotá
Brisbane
Brussels
Bucharest
Chicago
Detroit
Düsseldorf
Frankfurt
Gurugram
Hamburg
Helsinki
Hong Kong
Jakarta
Kansas City
Lisbon
London Rose Court
London Sea Containers
Madrid
Mexico City
Milan
Montevideo
Mumbai
New York
Prague
Rome
Santiago
Shanghai
Singapore
Tokyo
Toronto
Warsaw

NEW IN 2023:
Atlanta
Austin
Cincinnati
Dallas
Guangzhou
Manchester
Montreal
Paris





Atlanta: hosts 400 people in Atlanta's historic Old Fourth Ward neighbourhood



Paris: accommodates 2,000 people in an inspiring space in Levallois-Perret


WPP

Manchester: home to 500 people in a modern environment within the city's iconic Media City

OUR BUSINESS MODEL

WPP is the creative transformation company

OUR OFFER

WHAT WE DO

We provide marketing communications services that help brands grow and transform their businesses

Our work spans the full marketing spectrum, from advertising campaigns, social media management and influencer marketing to commerce solutions, app development, CRM implementation and more

WHAT SETS US APART

We have market-leading agency brands, deep relationships with major clients, unrivalled global scale and reach, award-winning creative talent and leading technology, data and AI capability

We provide an end-to-end integrated approach connecting creative, media, PR and specialist services for all client needs

	CREATIVE	MEDIA	PR	SPECIALIST
OUR OFFER	Create scalable ideas and experiences that bring to life brands and their relationships with customers	Connect brands to consumers across the full range of media channels and platforms	Manage reputation and communication with key stakeholders	Branding, design and other specialist services
OUR SERVICES INCLUDE	– Brand experience – Commerce – Customer experience – Marketing strategy – Production – Technology implementation, eg CRM	– Commerce media – Consulting – Data analytics and insight – Media activation – Media planning and buying – Media strategy	– Media relations – Public affairs – Reputation, risk and crisis management – Social media management – Strategic advice	– Brand consulting – Brand identity – Corporate and brand publications – Events management – Product launches – Sonic branding

OUR OFFER IN ACTION



THE LV APP
AKQA provided Louis Vuitton, one of the world's leading fashion houses, with a new precision-designed digital touchpoint to become the go-to destination for its clients

Page 52


ebay
loveisland

EBAY: PRE-LOVED ISLAND
EssenceMediacom together with eBay refocused the narrative on ITV's Love Island from new to pre-loved clothes

Page 50



FITCHIX
VML, BCW and Mindshare collaborated with Airbag to create chicken-friendly fitness trackers for Honest Eggs Co.'s verifiably free range eggs

Page 46



{ACCESS}ORIES
Landor created adaptive add-ons that can be applied to any electric or manual toothbrush to help the millions of people living with dexterity challenges

Page 79

OUR OPERATING MODEL

WPP supports its agencies, enabling them to leverage the best talent and capabilities. This drives revenue while keeping costs down, funding further investment for the benefit of our clients and shareholders

WPP HQ
The core WPP team supports our agencies by providing functions including finance, people, legal and compliance, strategy, communications, marketing and growth, operations, sustainability and technology

Reinvestment
We use our cash flow to reinvest in the business through disciplined capital allocation: comprising investment in our people, technology capabilities and campuses, targeted acquisitions and returns to shareholders

Page 82

Agencies
Our agencies provide a range of services, covering creative work and media planning and buying, which represent 83% of revenue less pass-through costs; public relations (10%); and specialist communications (7%)

Page 22


WPP HQ
AGENCIES
CLIENTS
REVENUE
COSTS
PROFIT AND CASH
REINVESTMENT
A robust business model to meet client and shareholder needs

Profit and cash
Our profit and cash generation has historically been strong, reflecting our robust business model due to diverse revenue streams and a flexible cost base. We are taking steps to improve our cash flow conversion of headline operating profit to at least 85% over the medium term

Page 83

Clients
Our client portfolio is highly diversified and covers every business sector. Our top 30 clients account for 31% of revenue less pass-through costs

Page 24

Costs
Most of our costs are variable in nature. 62% of our total headline costs are staff costs; 23% are pass-through costs; 11% are other costs of services and general and administrative costs; and 4% are establishment costs.[1] Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients

Revenue
Revenues tend to vary with the economic environment and client demand, but our broad geographic spread, diverse client base and exposure to high-growth areas provide resilience in our business. Revenues are principally derived from fixed-fee contracts, retainer agreements and commissions on media placements. Some engagements include performance-related incentives

1 See definitions in the Glossary on page 232

OUR AGENCIES

WPP is home to a range of exceptional creative, media, public relations and specialist agencies[1]

GLOBAL INTEGRATED AGENCIES

Our creative agencies bring brands and products to life through advertising campaigns, experiences, ecommerce strategies and platforms, technology services such as CRM implementation, and more. Our media agencies connect brands with consumers – planning, buying and activating the distribution of creative content across the full range of media channels including digital display, search, social, TV, print and billboards

VML
28,000[2]

Ogilvy
15,000

AKQA
6,000

HOGARTH
6,000

groupm
41,000
(including the GroupM agencies below)[3]

MINDSHARE
8,000

Wavemaker
6,000

essencemediacom
10,000

mSix&Partners
600

PUBLIC RELATIONS AGENCIES

Our PR firms help clients communicate with their stakeholders, build reputation and manage risk

bcw
3,500[4]

Hill & Knowlton
3,000[4]

fgs global
1,300

SPECIALIST AGENCIES

Our specialist agencies provide tailored services including branding and design

Design bridge and partners
800

LANDOR
1,000

CMI MEDIA GROUP
1,000

KEY Employees

1 The agencies on this page account for around 94% of WPP employees
2 In October 2023 WPP announced the merger of Wunderman Thompson and VMLY&R to form VML, which was effective in January 2024
3 Includes employees in GroupM and its agencies: Mindshare, EssenceMediacom, Wavemaker, mSix&Partners, and other agencies not listed here
4 In January 2024 WPP announced the merger of BCW and Hill & Knowlton to create Burson, which is effective in July 2024

Making WPP easier to manage and simpler to navigate

We continue to make strong progress on streamlining our business, reducing structural complexity and merging and combining agencies. This creates a simpler WPP, making it easier to manage and easier for our clients to access the best of our expertise.

SIMPLIFYING OUR OFFER

Over the last five years we have made great progress in removing unnecessary complexity to transform the way we work: we have reduced the number of individual brands within WPP by over 300, eliminated 1,400 legal entities, decommissioned multiple enterprise resource planning systems, closed 840 small, inefficient offices, and disposed of more than 90 business units, raising more than £3.8 billion.

During 2023 we continued these initiatives. In September we announced the merger of Wunderman Thompson and VMLY&R to form VML, the industry's largest creative company with 28,000 people across more than 64 markets. VML unites two of the most awarded creative agencies in the world, each with world-class commerce, customer experience and marketing technology capabilities.

We also announced the further integration of GroupM, the world's largest media investment business, with plans to develop common media products, a single technology platform, streamlined operations and shared back-office functions across finance, IT and HR. These common services will support the client-facing agency brands – Wavemaker, EssenceMediacom, Mindshare and mSix&Partners.

As part of this simplification, all GroupM's media activation processes, tools and delivery teams will be consolidated under GroupM Nexus, our 11,500-strong media performance organisation, and certain individual brands will be retired including Xasis, Finecast[1] and Sightline.

In January 2024 we announced the merger of two of our largest communications agencies, Hill & Knowlton and BCW, to form Burson, an industry-leading, full-service communications agency focused on building and protecting reputation.

We will now operate largely through six agency networks: VML, Ogilvy, AKQA, Hogarth, GroupM and Burson, which represent close to 90% of our revenue less pass-through costs.

GROUPM: THE WORLD #1 IN MEDIA

$63bn

global media billings[2]

These networks are helping us attract new clients and expand existing relationships. In December 2023 VML secured its first win as a new agency, with Krispy Kreme's global creative business, and GroupM was chosen as global media partner for Allianz.

STRENGTHENING OUR CAPABILITIES

During 2023 we continued to bolster our agencies' capabilities through targeted acquisitions in specific high-growth areas, investing net £280 million. This included buying several companies: Goat, a London-based, data-driven influencer marketing agency, joined GroupM; Obviously, a New York-based, technology-led influencer marketing agency, joined VMLY&R (now VML); 3K Communication, a Frankfurt-based healthcare PR agency, joined Hill & Knowlton; and amp, one of the world's leading sonic branding companies, joined Landor.

We also invested in Majority, a diversity-focused US creative agency.

INTEGRATED AGENCY SOLUTIONS

During 2023, we continued to progress our campus programme, bringing agencies together to facilitate collaboration and give clients access to the breadth and depth of WPP talent. We added eight new campuses during the year, taking the total to 41, accommodating around half of our people.

We continued to build on our integrated agency model, combining our various agencies and capabilities into a single, custom-made entity and point of contact in a simple partnership format as required by clients.

In 2023, Nestlé announced WPP OpenMind as its sole media agency in Europe. OpenMind is a bespoke internal team of agencies that brings together digital-first talent with advanced data and analytics to drive innovation, connected through a unified operating system that will act as a catalyst for Nestlé's growth across Europe. For Colgate, our dedicated WPP@CP team provides every element of the marketing mix, including experience, commerce, technology and data. And for The Coca-Cola Company, our bespoke WPP Open X team now serves its iconic brands through a worldwide network of WPP agencies.

1 Finecast (which is now part of the connected TV solutions offering inside GroupM Nexus) is committed to transparent reporting of campaign delivery to its users. For example, in the UK (its largest and most established market), it delivers at least 85% of video ad impressions on television broadcaster inventory on a campaign basis, with no more than 50% of impressions to any one broadcaster in aggregate. This commitment was subject to independent testing and verification by PwC under the international assurance standard ISRS 4400 (Revised)

2 Source: COMvergence 2022

DELIVERING FOR OUR CLIENTS

We provide services to clients through integrated creative, media, PR and specialist agencies

DIVERSIFIED CLIENT PORTFOLIO

We serve a diversified client portfolio across the globe and all industry sectors, including our biggest segments: consumer packaged goods, technology & digital, healthcare & pharma, automotive and retail

100+
markets served across the globe

DEEP CLIENT RELATIONSHIPS

Apple, BAT, Colgate-Palmolive, Dell Technologies, Ford, Google, Nestlé, P&G, The Coca-Cola Company, Unilever

Top 10
clients with decades-long relationships, accounting for 19% of WPP[1]

BESPOKE CLIENT LEADERS

Our top 100 clients are served by dedicated Global Client Leaders, providing the breadth and depth of WPP capability both locally and globally

34
Global Client Leaders dedicated to our top 50 clients

RECOMMENDED BY CLIENTS

Maintained a high score of 8 out of 10 for Likelihood to Recommend (LTR) from clients in 2023

Our client net promoter score improved to 27.5 from 24.5 in 2022

8/10
LTR score from clients
(2022: 8/10)

NEW BUSINESS WINS

Adobe, Allianz, Krispy Kreme Doughnuts, Lenovo, Mondelēz International, Nestlé, PayPal, Pernod Ricard, verizon

$4.5bn
net new billings
(2022: $5.9bn)

1 percentage of revenue less pass-through costs

CLIENTS

Creative innovation leads to dynamic growth for clients

Our global reach, in-country expertise and diversified portfolio come together to create extraordinary impact for our clients.

The world's biggest, most demanding companies trust WPP as their partner. In 2023, our business with our top 10 clients grew by 7%.[1] Key to this is our integrated offer and simpler structure, helping us better service our clients and seamlessly collaborate across WPP as a whole.

GLOBAL REACH AND SCALE

More than any of our competitors, we have the ability to deliver for clients around the world. In markets like India, where we have 11,000 people, or Brazil, where we have 6,000, we have the depth and breadth of strategic, creative and media expertise that global brands and organisations need. We are the world leader in media, managing more than $60 billion in billings annually.

CLIENT SECTOR DISTRIBUTION OF REVENUE LESS PASS-THROUGH COSTS

(2023)


CPG **27%**
Tech & Digital Services **18%**
Healthcare & Pharma **12%**
Automotive **10%**
Retail **9%**
Telecom, Media & Entertainment **6%**
Financial Services **6%**
Other **5%**
Travel **4%**
Government, Public Sector & Non-profit **3%**

[1] Revenue less pass-through costs

We work with some of the biggest brands in the world, including three of the top four most valuable companies (Microsoft, Apple and Google). On average, we work across 36 markets with each of our top 10 clients.

DIVERSIFIED PORTFOLIO

Our ability to meet client needs across the spectrum of media, creative, PR and specialist skills, as well as serving all key industries from tech to retail to consumer packaged goods (CPG), means we can act as a one-stop-shop for clients. For example, for The Coca-Cola Company we deliver all aspects of their marketing needs, including PR, social media and commerce (see page 28 for more).

DEEP CLIENT RELATIONSHIPS

We have long-standing and enduring relationships with many of our top clients. We first partnered with Unilever in 1902, and today we work with them across 39 markets. Ogilvy and Unilever's Dove first worked together 66 years ago. Since then, they have transformed a humble soap brand into a $7.3 billion social movement focused on the creative idea 'Real Beauty'.

IMPROVEMENT IN CLIENT NPS


1.5
6.9
22.3
25.0
24.5
27.5
2018
2019
2020
2021
2022
2023

27%

consumer packaged goods clients, our biggest sector, account for 27% of revenue less pass-through costs

Over the 80 years we've worked with Ford, our role has evolved from advertising slogan writer to major creative partner, applying the best of WPP to deliver engaging customer experiences, strategic media planning, buying and performance marketing capabilities, commerce services and even supply chain transformation.

Since the beginnings of the partnership between EssenceMediacom and Google in 2007, the companies have together pioneered new ways of working, launched new products, and grown new markets. The relationship has pushed the envelope of what data and creativity can do together.

BESPOKE SERVICE

Across WPP, many clients use multiple agencies (90% of the top 50 use seven or more). So, over the last eight years we have developed a dedicated client practice with the mission of accelerating WPP's impact for clients by bringing them the best of WPP.

Our top 50 clients (representing 38% of WPP[1]) are supported by our Global Client Teams, each fronted by a Leader focused solely on growth for our clients, the quality of work and talent of the team. Each team is custom-built around meeting a client's specific needs and challenges, by providing easy access to the right people and capabilities. Our Country Leaders, who cover the majority of our larger markets, coordinate client services geographically. For our multinational clients Country Leaders work with both Global Client Leaders and local agencies to provide services across WPP.

CLIENTS CONTINUED

> **WE HAVE INCREDIBLE PEOPLE AT WPP DOING EXTRAORDINARY WORK. I'M LOOKING FORWARD TO UNLOCKING MORE OF OUR CAPABILITIES TO DRIVE GROWTH FOR OUR CLIENTS"**
>
> **Jane Geraghty**
> Chief Client Officer, WPP

We're building further bespoke services for clients through WPP Open, our AI-powered marketing operating system that brings together all of WPP's service offerings, technology and data. Over the past year, we've been deploying WPP Open to some of our largest global clients, including L'Oréal and Nestlé, helping them standardise and automate their marketing operations.

SATISFIED CLIENTS

One of our proudest achievements is seeing our client net promoter score (NPS) grow significantly across our client base since we began tracking in 2018 – a testament to the work we've been doing to solidify our client relationships, and a platform for our ongoing growth.

We also maintained a high score of 8.0 out of 10 for Likelihood to Recommend (LTR) from clients in 2023.

The work we do for clients earns important recognition. Unilever picked up multiple awards at Cannes Lions this year: Dove's #TurnYourBack campaign by DAVID, Ogilvy and Mindshare won a Grand Prix, and Dove's The Cost of Beauty by Ogilvy and Mindshare won a Gold Lion.

TRAINING AND INVESTMENT

We continue to invest in, train and support our Global Client Leaders, developing their leadership skills and ensuring they are ahead of the curve in new technological developments. In 2023, we sponsored a cohort of 28 leaders through a postgraduate Diploma in AI for Business at Oxford University's Saïd Business School.

We also invested in developing a Creative Excellence Framework that not only elevates internal excellence across our agencies, but also helps our clients define and establish the right talent, behaviours, processes and tools within their own organisations to ensure world-class creativity can really flourish.

NEW BUSINESS WINS

Our unique offer continues to drive partnerships with new clients. In 2023 we won $4.5 billion of new business billings, including key accounts with Adobe, Allianz, Estée Lauder, Ford, Hyatt, Krispy Kreme, Lenovo, Lloyds Banking Group, Maruti Suzuki, Mondelēz, Nestlé, Pernod Ricard, SC Johnson and Verizon.

CLIENT-LED AI

We have been at the forefront of embracing AI to drive sustained growth for our clients for several years. Since 2021 we have been using AI with L'Oréal to develop faster and more effective ecommerce, leading to double-digit improvements in ROI. We also jointly developed an AI Lab in Paris to test the development of L'Oréal brand-compliant digital content.

We are leveraging partnerships with leading players including Adobe, Google, IBM, Meta, Microsoft and NVIDIA to co-create future marketing models with our global clients. This includes developing a content engine harnessing NVIDIA Omniverse™ and AI to enable our creative teams to produce high-quality commercial content faster, meaning clients can target consumers in highly personalised and engaging ways.

To further strengthen our AI offer to clients, in 2021 we acquired Satalia, a leading AI technology company. Satalia acts as a hub of AI expertise for all WPP agencies.

CREATIVE TECHNOLOGY POWERING CLIENT WORK

The potent combination of creativity and technology is at the heart of the services we provide to our clients. From advertising and PR campaigns to commerce transformation, digital-to-live experiences, cutting-edge data solutions and dynamic influencer marketing, creative technology helps us deliver growth for clients.

COMMERCE

- A new global partnership with Shopify pairs our network of over 13,500 commerce experts with Shopify's platform, bringing the best of its direct-to-consumer and conversion expertise to help ambitious brands scale faster and reach more customers

TECHNOLOGY

- Together with Sprinklr, a leading software customer experience company, we are creating integrated AI solutions to help our global clients offer more personalised and consistent experiences to customers

INFLUENCER MARKETING

- Acquisitions including Goat, a data-driven influencer marketing agency, and Obviously, a technology-led influencer marketing agency, are delivering unique insights and expertise to our global clients

CLIENTS: SUSTAINABILITY

We work for and with clients to bring about change

Our clients are navigating a complex sustainability landscape as investors, consumers and employees alike increasingly look to brands to drive meaningful change.

At the same time, consumer research by Kantar found that while 97% of people say they want to live a more sustainable life, only 13% are actively changing their behaviours to do so. Closing this gap could open up new business opportunities of nearly $1 trillion for companies in the consumer packaged goods sector alone.[1]

BRAND-LED SUSTAINABILITY

We help clients deliver sustainability work that is creative, credible and actionable – whether through strategic expertise, low-carbon production and media distribution, products and services that are sustainable or inclusive by design, or work that drives consumer behaviour towards a sustainable future.

In 2023, award-winning work from DAVID (part of Ogilvy) with Corona helped create a new source of income for farmers in China through increased lime cultivation (see page 42). As a result, Corona sales rose 29%, while farmers' incomes rose 21%. The campaign won a Titanium award at Cannes Lions 2023.

Landor's brand-led sustainability model resulted in {access}ories, a new standard for accessible design, using innovation in technology and manufacturing to make oral health accessible to all. This one-of-a-kind solution, whose business potential is estimated at $620 million,[2] has been recognised by *Dezeen*, *Fast Company* and *Design Week*, and named one of the Best Inventions of 2023 by *TIME Magazine*.

1 Kantar, *Who Cares, Who Does*, 2023
2 Source: Landor analytics

WORK WITH INTEGRITY

We are committed to the highest standards of honesty and integrity in our work, and will not undertake assignments that are intended or designed to mislead or deceive. We work hard to maintain strong compliance in areas including ethics, human rights, privacy and data security. These are covered in our Code of Business Conduct and mandatory online ethics training. Our agencies are required to comply with copy-checking and clearance processes with our legal teams before publication of their work. In 2024 we will harness the latest in AI and technology to help clients navigate rapidly evolving regulations and consumer expectations through the development of an AI compliance tool.

WPP's Green Claims Guide contains principles and practical tips for making effective green claims that are not misleading in any way. In 2023 we launched a client version of the guide and ran targeted training for employees in Europe, North America and Asia Pacific, and for clients in potentially higher-risk and higher-emissions sectors, including automotive, energy and financial services.

ACCEPTING NEW ASSIGNMENTS

We have a process in place to review new assignments and clients. Each of our agencies has a global risk committee, chaired by its respective CEO, to ensure that leadership has a full understanding of the risks across businesses and markets (see Risk Governance Framework on page 93).

WPP agencies are required to follow our Assignment Acceptance Policy and Framework when taking on new business. This applies to all client sectors and provides guidance on how to conduct additional due diligence in relation to clients and any work they are asked to undertake. It requires various categories of work to be considered by our agencies' risk committees, or escalated to WPP for review.

AD NET ZERO AWARDS

We were proud to win six awards, including both Grands Prix, at the 2023 *Campaign* Ad Net Zero Awards, which recognise creative work and organisations driving behaviour change for a sustainable future. The Grands Prix were won by EssenceMediacom's Pre-Loved Island for eBay, and Grey Colombia's Life Extending Stickers for Makro; both were recognised for their innovative approach and behaviour-changing results.

SUSTAINABLE INNOVATION

We continue to innovate to support clients as they work towards their own sustainability commitments and respond to evolving consumer and stakeholder expectations. For example, GroupM's new omnichannel media carbon calculator enables clients, for the first time, to factor channel-level carbon emissions data into their media planning. In 2023, we measured the footprint of around 2,800 campaigns. Our client coalition of leading advertisers, worth $10 billion in global advertising investment, is driving support for greater transparency and standardisation of emissions measurement.

See more in the Clients section of our 2023 Sustainability Report

WPP + THE COCA-COLA COMPANY
TRANSFORMING A MARKETING ICON

Our brief from The Coca-Cola Company is simple: to transform its marketing and be a catalyst for growth. So, we created WPP Open X, the bespoke global agency model integrated at its core and unprecedented in its scale. We have over 5,000 people from our agencies worldwide working across 200 master brands in more than 200 countries and territories. Entering the third year of our global partnership, our innovative model is bringing together all our marketing services across WPP, from creative and production to media, experience, social, PR, influencer, shopper, design, data and technology. We're transforming The Coca-Cola Company's marketing at a truly global scale.

We have established new ways of working in an always-on world and shown how we can optimise in real-time and in locally relevant ways. We have reimagined how The Coca-Cola Company approaches data and technology, embraces AI and engages across music, sports, gaming and other passion-driven occasions for brands including Coca-Cola, Fanta and Sprite.

We are generating powerful ideas that are reaching the next generation of consumers from all around the world. Tapping into passions and occasions, we have worked with The Coca-Cola Company to create engagement platforms such as Coca-Cola Foodmarks – creating the first-ever food 'landmarks' across the globe inspired by cultural moments, movies and must-visit destinations.

We are creating modern marketing teams and integrating in entirely new ways and across agencies, geographies and capabilities. Through Studio X, the creative execution arm of WPP Open X, we are working with greater speed and agility and delivering best-in-class creative, media, data, social and production as one integrated, globally connected team.


PR
CREATIVE, EXPERIENCE & DESIGN
MEDIA
PRODUCTION
SHOPPER
TECHNOLOGY
INFLUENCER
SOCIAL
DATA
COMMERCE
STRATEGIC PARTNERSHIP WITH
THE Coca-Cola COMPANY
200 brands
200 countries
9 regions

THE COCA-COLA COMPANY CREATIVE AWARDS 2023

8 AWARDS
CANNES LIONS

2 SILVER & 2 BRONZE
EFFIES

1 SILVER
CLIO






HEAT
HAPPENS
STAY COOL


Coca-Cola


Sprite
HEAT
RISES
Sprite
DROPS
PUSH
HEAT HAPPENS
STAY COOL


Apartment 2B:
Bring in some
vitamin D.
Filled with life
Minute Maid


THE FABULOUS FLAVOUR HUNT FROM FANTA
ZERO SUGAR
#WHAT THE FANTA
GUESS THE DELICIOUS WHAT THE FANTA FLAVOURS!


Alexa,
I see Coke
Friends
Where do
you see it?
I'll be there for you
...and so will an
ice-cold Coca-Cola.
Here's a discount code
to enjoy your next Coke.
OFFER UNLOCKED


@魔女宅冬冬
未来3000年,
畅想无界限
这也太好看了吧






Thums Up
TICKET TO
WORLD CUP
Who Will Win the
World Cup?
India
Vote Now
Cast your vote and win 1 match coin daily


Coca-Cola


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Search
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WPP AT WORK

Our work showcases the very best of human creativity, enhanced by AI, data and technology

In this section

AWARDS AND RECOGNITION

WPP

#1 Creative 100, #1 Effective 100, #1 Media 100
WARC 2023

Most Effective Communications Company in the World
Effie Awards 2023

Most Awarded Company World Creative Rankings
The Drum Awards 2023

CREATIVE

VML
GLOBAL AGENCY OF THE YEAR
The Drum Awards
2023

Ogilvy
#1 CREATIVE & #1 EFFECTIVE GLOBAL AGENCY NETWORK
WARC 2023

AKQA
81 AGENCY OF THE YEAR AWARDS
since 1999

HOGARTH
BEST COMMERCIAL CATEGORY
New York Emmy Awards
2023

MEDIA

essencemediacom
#1 MEDIA NETWORK & #1 MEDIA AGENCY
WARC 2023

Wavemaker
#1 MEDIA NETWORK: BUSINESS WINS & RETENTIONS
COMvergence 2023

MINDSHARE
MEDIA NETWORK OF THE YEAR
Cannes Lions 2023

mSix&Partners
BEST SOCIAL STRATEGY
Campaign Media Awards
2023

PR

bcw
7 AWARDS, INCLUDING 1 GOLD
Cannes Lions
2023

Hill & Knowlton
LARGE REGIONAL CONSULTANCY OF THE YEAR
PRovoke SABRE Awards, EMEA, 2023

fgs global
RANKED TOP IN CRISIS & RISK MANAGEMENT, LITIGATION AND PUBLIC AFFAIRS
Chambers and Partners 2023

SPECIALIST AGENCIES

Design bridge and partners
5 PENCILS
D&AD Awards
2023

LANDOR
SILVER LION FOR INNOVATION
Cannes Lions
2023

CMI MEDIA GROUP
MOST INNOVATIVE HEALTH & WELLNESS ADVERTISING AGENCY – USA
AI Business Excellence Awards 2023

CREATIVITY

The most powerful force in our industry

"AT WPP, CREATIVITY DRIVES INNOVATION, INSPIRES PEOPLE AND LEADS TO TRANSFORMATIVE GROWTH"

Rob Reilly
Chief Creative Officer, WPP

Creativity is at the heart of everything we do. From the first work for Unilever in 1902 to an unprecedented number of commercials at the 2024 Super Bowl, our creative drive remains the same: harness the incredible power of ideas to connect brands with people and culture to grow our clients' businesses.

Today, we bring our transformative creativity to life in many different ways: from classic brand campaigns to customer experience, commerce, influencer marketing and much more. We invest in companies that see what's possible in these fast-evolving disciplines. For example, our 2023 acquisition of amp takes sonic branding to the next level, while the addition of Goat and Obviously will help us lead in influencer marketing.

BEYOND ADVERTISING

Much of our work breaks new ground, redefining what is understood by the term 'advertising'. Lu from Magalu, brand icon for Brazil's largest retailer, is the world's biggest virtual influencer. Creatively re-imagined by Ogilvy, Lu crossed over into real life when she created content for some of the world's biggest brands, including Adidas, MAC and Ray-Ban. She has over 30 million followers on social media.

Also in Brazil, VMLY&R worked with Telefonica Vivo and Motorola to revise the famous City of God film, bringing together the original director, cast and writers in a sequel where the main character is now a photojournalist using Motorola's newest camera. With over one million hours of viewing and record sales, the film was commissioned as a new series by HBO Max.

In 2023, EssenceMediacom and TUI launched The World Cook, a competitive international cooking series streamed on Amazon Prime and fronted by celebrities Fred Sirieix and Emma Willis, which resulted in a 10% increase in purchase intent.

And Hogarth and Makerhouse's production work for Ford supported the expansion of the all-electric Mach-E BlueCruise into 21 markets. By using virtual production, the agencies were able to increase delivery of assets without the time, expense or carbon cost of traditional production methods.

POWERED BY TECHNOLOGY

We believe that AI will fuel a new era of creativity. Our partnerships with leading companies driving technology trends worldwide give our clients a unique creative advantage. For example, utilising NVIDIA's AI engine, we connect an ecosystem of design, manufacturing and creative tools to help our artists and designers simply and effectively integrate 3D content creation with generative AI. The system is already revolutionising the production of high-quality commercial content for clients.

We built the Ford Configurator for Ford, a powerful AI database containing millions of pieces of content, allowing for comprehensive creative personalisation and customer engagement. Meanwhile, our use of Google's generative AI means we can fast-track the creative process by rapidly testing the effectiveness of campaigns and concepts that help build better connections between our clients and their customers.

SUPERBOWL LVIII

There's no bigger platform on the world stage for creative brilliance than the Super Bowl. 2024's Big Game was the most-watched event on US TV since the moon landing, with 123 million people viewing across all platforms.


WPP at
SUPER BOWL
LVIII

12
creative TV spots

19
media activations

4 out of top 5 ads
Forbes[1]

We broke records of our own with an unprecedented number of spots and other activations. From TV commercials and media buys to multi-media campaigns, PR strategies and more, the creativity and innovation of our people, agencies and clients were on display for millions to enjoy.

GLOBAL RECOGNITION

Our ability to deliver creative transformation on a global scale was underlined in 2023 as we celebrated a Cannes Lions Grand Prix win on every continent. Our agencies won a total of 165 Lions: one Titanium, five Grands Prix, 24 Gold, 57 Silver and 78 Bronze.

We were also proud to be named the most awarded company in *The Drum*'s World Creative Rankings in 2023, while VML and Ogilvy were among the top three most awarded agency networks.

1 In a *Forbes* article, work from WPP agencies made up four of the top five most effective Super Bowl commercials

AI, DATA AND TECHNOLOGY

Our AI, data and technology strategy has five pillars

PLATFORM
- invest in and expand WPP Open, bringing together all service offerings, technology (both proprietary and from our partners) and data in one AI-driven marketing operating system

WPP Open

DATA
- collect and use data responsibly and innovatively
- leverage WPP-owned data plus client and contextual data to improve performance for clients
- safeguard client information, brand safety, copyright and ethics

choreograph

AI
- capitalise on leadership in AI, investing in long-term growth
- focus on key acquisitions and partnerships

Satalia

PARTNERSHIPS
- build ground-breaking partnerships with the world's leading tech companies

amazon Adobe IBM Microsoft NVIDIA Google

SKILLS
- empower our people to lead technological innovation

~50k

Future Readiness Academies lessons in 2023

AI, DATA AND TECHNOLOGY

The backbone of our success

At the core of WPP's offer are exceptional technological capabilities and partnerships with the world's most influential tech players, a combination that helps us meet the needs of modern marketers.

We have been investing in AI capability for almost a decade. We have done so because it is fundamental to our future, and the future of our industry. We believe AI has the power to transform creativity, elevating our people's ideas and abilities in ways never seen before.

LEADING THE FIELD

In 2023 we capitalised on our sector lead through new partnerships with innovators including NVIDIA and Google. Alongside these relationships, continuous investment in client-facing technology such as WPP Open and our data product, service and technology company, Choreograph, helps us drive results for some of the world's biggest brands.

By delivering on the five pillars of our technology strategy – platform, AI, data, skills and partnerships – we achieve exceptional outcomes for our clients, powered by knowledge, talent and cutting-edge technology.

WPP OPEN

Our AI-powered marketing operating system, WPP Open, shares the latest innovations across all of WPP. WPP Open is completely adaptive and built around client needs, meaning we can unify the best technology from every agency and every partner in a single system, and deliver it in a way that is uniquely optimised for the client.

WPP Open was key to Nestlé's decision in 2023 to appoint WPP as its sole European media partner. WPP OpenMind – built for Nestlé on the WPP Open platform – will coordinate Europe-wide marketing communications for hundreds of brands, including KitKat and Nescafé.

INVESTMENTS IN AI

We have long believed in the extraordinary potential of AI. Back in 2014, our AI technology company Satalia built an AI-powered system for Tesco to optimise online food shopping delivery routes. An ongoing annual investment of £250 million in data and technology to support our AI strategy is included in our 2024 financial plans.

WPP Open

1.5 million
large language prompts

1.6 million
image prompts

Over 30,000 of our people
access WPP Open

In 2023 we launched WPP Open 2.0 and introduced WPP Brains, bespoke AI models trained in specific competencies to help provide highly targeted solutions for clients.

"AI WILL BE FUNDAMENTAL TO WPP'S FUTURE SUCCESS, AND WE ARE COMMITTED TO EMBRACING IT TO DRIVE LONG-TERM GROWTH AND VALUE"

Stephan Pretorius
Chief Technology Officer, WPP

We have four specialised WPP Brains:

- **WPP Brand Brain:** brand guidelines and tone of voice
- **WPP Audience Brain:** specific audience groups, mindsets and demographic data
- **WPP Performance Brain:** business and channel performance data
- **WPP Channel Brain:** performance and variation of channels

See page 39 to find out how our people are using WPP Open to access the full range of AI capabilities

DOING DATA DIFFERENTLY

Data is a critical element of modern marketing, and is set to become even more important as its symbiotic relationship with AI develops. We already know data can help drive great creativity, elevating campaigns with rich insights on human behaviour. Over the next few years, however, the data landscape is set to evolve rapidly as the end of third-party cookies, changing data privacy laws and increased regulation come into force.

WPP-OWNED DATA

16bn+

data points across 63,000 brands

Choreograph takes a purposeful approach to data. Utilising WPP-owned data points and combining them with public data, contextual data (for example based on location), client data and data from our partnerships with Amazon, Google, Spotify and many others, Choreograph offers instant and actionable insights that responsibly inform brand campaigns for media planning, content and activation.

choreograph

- Data products and technologies
- Data consulting services
- **1,200 people**
- **16 billion+** owned data points across 63,000 brands
- **300 million** profiles in the US with 10,000 unique attributes
- Ready for the post-cookie world

SKILLS DEVELOPMENT

We dedicate considerable time and resources to providing our people – and emerging talent – with the tools and skills to excel in AI. In 2023, WPP people earned more than 34,000 accreditations and certifications from leading technology partners including Adobe, Google, Meta, Microsoft and TikTok.

New online learning programmes as part of our Future Readiness Academies included a Demystifying Data & AI Academy, developed by WPP experts in partnership with Circus Street and the Open Data Institute.

We also set up and run Creative Tech Apprenticeships and a Creative Data School, aimed at educating and inspiring future champions of AI. Since its launch, the School has provided technical training to over 6,000 young people across the UK.

In 2023, we sponsored a cohort of senior WPP leaders through a postgraduate Diploma in AI for Business at Oxford University's Saïd Business School.

OPTIMISED PARTNER PORTFOLIO

Much of our success in delivering AI innovations is a result of collaboration with leading companies driving technology trends worldwide.

We have strategic partnerships with 34 of the world's leading technology companies, helping us provide cutting-edge solutions to clients.

ANNUAL INVESTMENT

£250m

in technology, data and AI

Each partnership has a joint business plan covering product development, preferential access to data and technology, training programmes and joint go-to-market approaches.

These partnerships help us lead the industry on the issues that matter to our clients. For example, in November 2023, in partnership with Google Chrome, GroupM announced the launch of the first and largest post-cookie technology readiness programme. This global initiative brings together GroupM clients to accelerate their understanding of Google Privacy Sandbox APIs and their use in advertising. Clients can assess and improve their post-third-party cookie deprecation readiness in a real-life environment, using their own products and audiences.

We also partnered with NVIDIA to build a generative AI-enabled content engine for digital advertising. This allows our artists and designers to integrate 3D content creation with generative AI, enabling clients to reach consumers in highly personalised and engaging ways.

TECHNOLOGY PARTNERS

34

including Adobe, Amazon, Google, IBM, Meta, Microsoft, NVIDIA, Salesforce and TikTok

And we collaborated with Sprinklr, a leading company in enterprise software designed to improve customer experiences, on a new offering, CX Live AI. This first-of-its-kind offering will connect Sprinklr's AI+ platform with WPP's own AI resources, helping our teams create optimised content that reaches the right audiences.

AI AND DATA ETHICS, PRIVACY AND SECURITY

A strong approach to governance, privacy and security

A transparent and accountable approach to data, privacy and AI is important for clients, consumers and WPP. We go beyond the legal minimum to maintain the highest ethical standards.

OUR APPROACH TO DATA

We have well-established and robust governance in place for data privacy and risk management. The end of third-party cookies, evolving data privacy laws and increased regulation mean adaptation and agility are a key tenet of our approach.

Advertising should respect privacy while delivering exceptional value for consumers and advertisers. That's why Choreograph, our data product, service and technology company, was specifically designed to help clients get more out of their data while taking an ethical approach.

In 2023 GroupM, in partnership with Google Chrome, launched the first global post-cookie readiness programme, helping create technologies to reduce tracking and protect people's online privacy.

USING AI SAFELY

We are dedicated to employing systems that align with fundamental principles in the responsible development and use of AI. All AI models and platforms used by WPP are reviewed by a multidisciplinary team to assess them from a legal, ethical and technical perspective. We have been training WPP people since 2019 to ensure they use AI responsibly and effectively, taking into account the use of personal data, privacy and intellectual property (IP) laws, and confidentiality.

In 2023 we launched our AI Toolkit, offering guidance to all WPP agencies on topics including IP and deep fakes. We updated our acceptable use and data ethics policies to supplement the toolkit.

We also published our Generative AI Principles, acknowledging our responsibility to understand, monitor and evaluate this evolving technology on an ongoing basis.

AI GOVERNANCE

We established an AI Governance Committee to oversee the application, adoption and risks associated with AI across WPP. This Committee includes the CEO, CTO and Chief Privacy Officer and other senior stakeholders in the business with responsibility for the safe and responsible use of AI within the Company. The Committee has carried out a risk assessment, which can be found on page 99.

WORKING WITH INDUSTRY

WPP welcomes government guidance and regulatory frameworks that set guardrails for responsible stewardship of AI, data and technology, while recognising the need to highlight the possibilities they offer. Through active engagement with industry bodies including the Advertising Association in the UK and the Network Advertising Initiative in the US, we are able to monitor and influence the changing regulatory landscape.

PRIVACY AND SECURITY

We have strong systems in place to ensure privacy and security for ourselves, our clients and our suppliers.

- The Risk Subcommittee regularly reviews and monitors our data ethics, privacy and security risk, as well as our approach to regulatory and legal compliance
- Our Chief Privacy Officer leads our work on privacy, supported by our Data Protection Officer. Alongside the WPP privacy team, they provide practical support to our agencies, promote best practices and ensure that privacy risks are well understood
- The WPP Data Privacy and Security Charter (reviewed and updated throughout the year) sets out core principles for responsible data management through our Data Code of Conduct, our technology, privacy and social media policies, and our security standards
- Safer Data training, which includes content on data protection, security and privacy, must be completed by all new and current employees, as well as consultants. Throughout the year, agency and subject matter-specific training is provided across WPP. This has included sessions focused on new regulations such as the Digital Personal Data Protection Act in India
- Our privacy teams establish direct relationships with their client counterparts to ensure engagement and alignment, as well as organising training across WPP and client teams
- Our annual Data Health Checker provides insight into how data is used, stored and transferred and helps us to identify any parts of the business that need further support. In 2023, the average risk score was 1.6 (2022: 1.6), where five indicates maximum risk

PEOPLE

Our lifeblood

Put simply, our people are the key to our success. That's why we have bold objectives to attract, engage and develop the best in the industry, with a strong emphasis on diversity, equity and inclusion.

UNLOCK LONG-TERM CAREERS

We're committed to unlocking opportunities for our people both in their own agencies and across the global network, so they can pursue exciting careers within WPP and benefit from our global scale and diverse capabilities.

We offer a number of ways for people to learn, develop and thrive:

- Throughout 2023, WPP employees were able to earn more than 34,000 accreditations and certifications (2022: 33,000+) from leading technology partners including Adobe, Google, Meta, Microsoft and TikTok
- We continued to invest in on-demand online learning, expanding our Future Readiness Academies to include a Demystifying Data & AI Academy, developed by WPP experts in partnership with Circus Street and the Open Data Institute. To date, 12,500 employees around the world have completed nearly 50,000 lessons
- We piloted a new AI-driven platform, Career Pathways, offering users personalised guidance, recommending career journeys and development activities unique to them. We piloted it in Wunderman Thompson North America, where 2,500 people signed up in the first three months
- We rolled out new tools and technology to facilitate regular 'career conversations' throughout the organisation, enabling our people to articulate their career aspirations, goals and challenges, while managers offer guidance, feedback and support. These serve as a catalyst for building a resilient and thriving workforce, promoting a culture of continuous learning and development

BUILD STRONG SUCCESSION

We continue to invest in our leadership through global programmes including Maestro, an immersive programme to help senior leaders hone their skills. We also run Walk the Talk, which has helped more than 3,000 of our female leaders to develop their confidence and accelerate their careers.

We ensure our leaders have opportunities across the network and across disciplines, providing experiences that build the professional skills and personal qualities needed to become excellent leaders.

In 2023, 80 senior leaders completed an extensive assessment and development programme, yielding data-driven insights into motivation for future roles, individual and team strengths and areas for development. The findings informed the framework for succession planning for senior executives and other key roles.

ATTRACT AND RETAIN TALENT

We are committed to attracting and retaining the brightest and best in our industry. In 2023 we appointed Jane Geraghty as Chief Client Officer. Jane was previously CEO at Landor, and brings with her 30 years of international marketing, brand and commerce experience.

> **"AS OUR MOST VALUABLE ASSET, INVESTING IN OUR PEOPLE IS KEY TO OUR SUCCESS"**
>
> **Lindsay Pattison**
> Chief People Officer, WPP

Lindsay Pattison, previously Chief Client Officer, was appointed Chief People Officer and Andrew Scott, Chief Operating Officer, was appointed an Executive Director of the Board. Corey duBrowa, formerly Vice President of Global Communications and Public Affairs at Google and Alphabet, was announced as CEO of BCW (now Burson) in May.

COMMON PLATFORMS FOR OUR PEOPLE

We have made significant progress over the past year on our core HR systems, with a consistent global design that works across agencies and for all employees. This will enable us to report globally and work more efficiently. We are also introducing intuitive self-service tools and cutting-edge people management software that leverages AI to match employee skills to client needs and career progression aspirations.

We're inviting all our people to join WPP Open, our AI-powered marketing operating system that provides access to a set of best-in-class solutions and enables greater collaboration across agencies for our clients' benefit. See page 39 for more on this.

PEOPLE CONTINUED

LEARNING AND DEVELOPMENT

£27.9m

invested in 2023 (2022: £31.3 million)

SUPPORT DIVERSE TALENT

An important objective is to create a workplace that is reflective of the diverse communities in which we live and work. We believe diversity, in all forms, fuels creativity and business performance.

We are committed to ensuring equitable opportunity across WPP and, within that, the aim of reaching gender parity at all levels of our business.

In 2023, 53% of our senior managers were women, and 22% of senior and executive managers in the US, our largest market, were non-white.

During the year we were proud to invest in Majority, a US-based creative agency with award-winning marketing capabilities that promotes multicultural talent.

To diversify our talent pipeline, we removed barriers such as the need for college degrees from some roles, and we continue to invest in partnerships to ensure we're hiring from a diverse talent pool. We helped to expand One School in the UK, encouraging Black creatives into the industry, and continue to support Visible Start, which provides midlife women with the skills they need to (re)enter the advertising world. We also launched our nine-month Creative Tech Apprenticeship programme in the UK, providing an opportunity to the next generation of creatives to learn how to code, build game engines, and explore virtual production, future machines and generative AI.

2024 DIVERSITY LEADER

We were proud to be placed 158 out of 850 in the *Financial Times* 2024 Diversity Leaders ranking. This is particularly significant as 70% of scores come from employee surveys.

PROMOTE INCLUSION

In order to promote inclusion we launched Inclusion as a Skill, a global programme for everyone to learn and practise the skills needed to grow as inclusive leaders, and set up global, company-wide Employee Community Groups to provide support for our people with a shared identity or experience, spanning groups including LGBTQ+, parents and caregivers, neurodiversity and disability.

We invest in programmes that provide these groups with tools to support their career growth, personal development and wellbeing, for example Summit, for mid-level Black women in Brazil. And we signed up as founding member to Neurodiversity in Business, to improve the wellbeing of neurodivergent people within our Company, our industry and beyond.

We also continue to develop our benefits programmes to make them more inclusive, including enhanced fertility, surrogacy and adoption cover in the US and improvements to LGBTQ+ partner and spouse cover in China, India, Philippines, Singapore and Thailand.

22%

of senior and executive managers in the US, our largest market, are non-white

INDUSTRY RECOGNITION

WPP was named once again in the Bloomberg Gender-Equality Index, and a record-breaking 22 WPP leaders were included in Involve's 2023 Heroes Women Role Model lists. Eleven WPP leaders were recognised in the 2023 Empower Role Model Lists, celebrating leaders championing inclusion for people of colour within global businesses.

The&Partnership and its client, skincare brand E45, won Channel 4's 2023 Diversity in Advertising Award, reflecting the team's commitment to authentically representing LGBTQ+ communities in TV advertising.

OUTSTANDING DISABILITY NETWORK OF THE YEAR

Wavemaker's Enable community won Outstanding Disability Network of the Year at the 2023 European Diversity Awards, in recognition of its mission to create an equitable working environment for everyone, irrespective of their neurological, psychological or physical differences.

EMPLOYEE ENGAGEMENT

A record 83,241 employees took part in our annual All In staff engagement survey (an increase of 14% on 2022) and our listening team ensured every agency had support to analyse and act on its own results.

The results revealed that people care most about career growth, feeling valued and supported by managers, and contributing to the overall company vision. They also showed our people would like to see a renewed commitment to their mental health and wellbeing.

GENDER DIVERSITY

	Female	Male	Year
Board and executive[1]			
	41% (1,471)	**59% (2,082)**	**2023** ⓐ
	40% (1,432)	60% (2,121)	2022
Senior managers			
	53% (10,768)	**47% (9,404)**	**2023**
	54% (11,401)	46% (9,781)	2022
All other employees			
	58% (51,039)	**42% (37,567)**	**2023**
	57% (50,979)	43% (38,237)	2022
Total employees			
	56% (63,277)	**44% (49,053)**	**2023** ⓐ
	56% (63,812)	44% (50,138)	2022

● Female ● Male

Gender diversity figures exclude a small proportion where gender is unknown or undisclosed. In 2023, this accounted for less than 1% of total headcount

AGE DIVERSITY ⓐ



- 19 or under **<1%**
- 20-29 **33%**
- 30-39 **39%**
- 40-49 **19%**
- 50-59 **8%**
- 60 and over **<2%**

Age diversity figure excludes a small proportion where age is unknown or undisclosed. In 2023, this accounted for less than 1% of headcount

1 Executive leadership roles are defined as the agency board and executive leadership population as reported through WPP's financial reporting system

ⓐ Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2023. For PwC's 2023 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2023, see wpp.com/sustainabilityreport2023

That's why we published a new global mental health policy outlining the steps we will take if anyone has a mental health concern, to make sure we listen without judgement, and do our best to support each and every individual. We also offered all employees access to a free one-year Headspace app membership.

We continue to invest in our Mental Health Allies programme in the UK, US and Singapore, which encourages open conversations about mental health in the workplace and guides people to support.

Our Employee Assistance Programme offers all employees and eligible family members 24/7 access to free confidential counselling and support, as well as resources on managing stress, dealing with loss and referrals to local financial or legal help.

FLEXIBLE WORKING

Over the past few years, due to extraordinary events, we've learned to be much more flexible in where we do our jobs. We've found it can help us deliver great outcomes for ourselves and our business. At the same time, our success continues to rely on collaboration, culture and talent development, which thrive when we spend time together in person.

We have therefore adopted a hybrid approach, with people based largely in one of our 41 campuses around the world, alongside a continued element of remote working.

LOOKING AHEAD TO AN AI-ENHANCED FUTURE

Our AI-powered marketing operating system, WPP Open, is already being used by more than 30,000 people across WPP.

Within WPP Open is a variety of studios, offering our people a range of AI-powered capabilities – workflows, tools and prompt engineering – across creative, production, media, commerce, experience and PR.

WPP Brains are bespoke models trained on individual brands' tone of voice and brand elements. They help our people produce brand-specific, accurate, differentiated content at every step of the creative journey.

The organic adoption of WPP Open across the organisation is a strong indicator that our people's curiosity and creativity, coupled with the potential of AI, will continue to drive extraordinary work for clients in the future.

See more in the People section of our 2023 Sustainability Report

OUR WORK

Our integrated offer across creative, media, production and PR delivers exceptional results for our clients

The next 12 pages showcase some of our award-winning campaigns from 2023




#TurnYourBack
on Bold Glamour


21 647 STEPS


Let's Get Started
Eye Tracking Tips


ebay
love island


Look 03
The GO-14

CORONA EXTRA LIME

A beer that bears fruit

OFFER
COMMUNICATIONS
PR

AGENCY
DAVID, COLOMBIA

CLIENT
AB INBEV

THE QUESTION

The best way to enjoy Corona is with lime. While China drinks the most beer in the world, not many local farmers were growing limes. So, Corona should just import limes, right?

THE ANSWER

There was a better answer. Instead of importing, Corona and Ogilvy's DAVID thought – why not start a new business? So Corona partnered with local governments and industry leaders to provide local farmers with the knowledge and tools they needed to grow lots of high-quality limes. It's the biggest commitment the company has ever made in a single market.

After a thousand days of learning, growing and making, Corona Extra Lime – made exclusively with Chinese-grown limes – hit the shelves. Corona's lime supply problem was solved, while local farmers had a new economic opportunity.

THE IMPACT

Corona beer sales were boosted by 29%, while farmers' incomes rose 21%. Profits are being reinvested in farming, and Corona's commitment in 2024 is to increase farmers' incomes by 30%.

2m
limes sold in first year

1bn+
impressions

$11m+
earned media

Awards
Titanium
Cannes Lions 2023

Scan the QR code


2024 COMMITMENT:
+209%
EXPANSION OF LIME YIELD
2024 COMMITMENT:
+130%
LIME CULTIVATION AREA
2024 COMMITMENT:
+30%
LIME FARMER'S PER CAPITA INCOME
"希望更多的人喜欢我们安岳青柠"
"WISH MORE PEOPLE LIKE OUR LIMES"




只有1颗科罗娜特
按 下 特 选 青 柠 开 启 特
Corona Extra
100颗青柠 只有1
¥20.8/套
科罗娜特选青柠套装
¥5.0/颗
科罗娜特选青柠 (单果)

TURN YOUR BACK

Challenging toxic beauty standards online

OFFER
PR
INFLUENCER

AGENCY
OGILVY, DAVID & MINDSHARE, UK

CLIENT
DOVE (UNILEVER)

THE QUESTION

In March 2023, a new AI-based filter, Bold Glamour, shocked the world. The filter presented an 'ideal' of beauty, and looked very real. Almost too real. Dove has always fought against damaging and unrealistic expectations of beauty. Along with Ogilvy and DAVID, Dove wanted to encourage people to #TurnYourBack on the Bold Glamour filter as part of its #NoDigitalDistortion mission.

THE ANSWER

An influencer-led campaign kicked off with creators sharing their feelings on the filter and the damage it can do to people's perceptions and expectations of beauty. As word spread, thousands of women around the world started to turn their backs on toxic beauty. The campaign made it to the Oscars, where entertainment host Nischelle Turner and actor Gabrielle Union bravely used the forum to show their support. What started on social media quickly became a global 360° campaign.

THE IMPACT

Over one billion impressions, and 54 million views in the first 72 hours.

94%
positive sentiment in key markets

Awards
Grand Prix Cannes Lions 2023

Scan the QR code


#TurnYourBack
on Bold Glamour
Join us in our
#NoDigitalDistortion mission.


No filter should tell you how to look.
Dove


#TurnYourBack


#TurnYourBack
on Bold Glamour
Join us in our
#NoDigitalDistortion mission.
#TurnYourBack
on Bold Glamour
Because an A.I-based filter
shouldn't tell you how to look.
Especially since nowadays, 54% of girls
prefer the way they see themselves when their
photos are edited, distorting their perception
of beauty and lowering their self-esteem.
It's time to act.
#TurnYourBack
on Bold Glamour
Join us in our
#NoDigitalDistortion mission.
#TurnYourBack
on Bold Glamour
Join us in our
#NoDigitalDistortion mission.
Following For You
Because no filter
should tell you
how to look.
#TurnYourBack
on Bold Glamour
#TurnYourBack to
#BoldGlamour
#NoDigitalDistortion
#TurnYourBack
to
#BoldGlamour
#TurnYourBack
To #BoldGlamour
#NoDigitalDistortion
comments
Milly
LOVE this campaign and everything it stands for!!! 🥰🥰🥰
1s ago
Ale
No filter is better than my unique self! Thank you Dove!
1s ago
Cecile
This filter is definitely harmful, especially to impressionable teenage girls! I remember how easily I felt insecure about my looks growing up. 💪🏽👏🏽
2s ago

FITCHIX

Changing the egg industry
one step at a time

OFFER
BRAND EXPERIENCE
CUSTOMER EXPERIENCE

AGENCY
VMLY&R (VML), BCW (BURSON) & MINDSHARE, AUSTRALIA

CLIENT
HONEST EGGS CO.

THE QUESTION

Australians eat 6.6 billion eggs a year, almost half marked 'free range'. Consumers believe this is an ethical choice. But 'free range' just means the birds are not caged. Honest Eggs Co. treats its animals fairly, with fewer than 30 chickens per hectare of farmland. Its quality product stands apart from the competition. But how to show consumers that?

THE ANSWER

FitChix. Fitbits for chickens. VMLY&R collaborated with Airbag to create chicken-friendly fitness trackers that wouldn't impose on the day-to-day life of the birds. The resulting step counts were printed on the company's eggs, showing how healthy and free their birds are.

To create awareness and drive traffic to stores, VMLY&R, BCW and Mindshare ran an integrated campaign across social, outdoor and earned media. They also made the device open source so every honest egg farmer in the world could use it.

THE IMPACT

Happy chickens. And purchase orders from existing stockists increased 40% in the first three weeks.

222
new stockist applications

25%
sales revenue increase

493%
increase in online conversions

Awards
Gold
Cannes Lions 2023

Scan the QR code


21 647 STEPS


21,647




honesteggsco
honesteggsco
1,121
steps
FITCHIX
DIANA
EGGANS
Liked by niquepickles and others
honesteggsco Diana Eggans was going to do some interval training... but then she got peckish. So it was a short one today. Swipe right to checkout her route and her new FitChix step counter.

HUNGERSTATION

Your subconscious knows better

OFFER
AI
DIGITAL
PR

AGENCY
WUNDERMAN THOMPSON (VML), SAUDI ARABIA

CLIENT
HUNGERSTATION

THE QUESTION

They say the eyes eat before the brain can taste. But we waste on average 132 hours a year scrolling through countless online menus. The result? Too much choice. What if Wunderman Thompson and HungerStation, Saudi Arabia's leading food delivery app, could help people find exactly what they're looking for?

THE ANSWER

Introducing the Subconscious Order: a new feature on the HungerStation app that recognises when a person has been hopelessly scrolling and provides an innovative tool to help them decide what they really crave.

As a variety of delicious cuisines is displayed, a front-facing camera meticulously tracks the eye's interest using advanced algorithms. Smart AI then narrows down the options and presents a data report of what the subconscious mind is craving, providing the user with a list of relevant HungerStation restaurants to order from.

THE IMPACT

In the first two weeks after launch, HungerStation gained 78,000 new customers.

2.5m
media impressions

630k
portal visits

6k
new customers per day

Awards
Grand Prix Cannes Lions 2023

Scan the QR code


01
Al Olaya
Olaya Tower, Olaya St, Al Olaya, Riyadh ...
Filters
All
Fast Food
Sandwiches
More
A WIDE VARIETY OF CHOICES IS NICE. BUT WHY CONFUSE YOUR MIND?
LET YOUR SUBCONSCIOUS ORDER FOR YOU
Burger King
Fast Food, American, International, Burgers
02
HUNGER STATION
SUBCONSCIOUS ORDER
Let's Get Started
We'll need to calibrate your eyes before we can start the game.
Getting everything ready
Eye Tracking Tips
Try to keep your head still
Keep the camera pointed at your face
Avoid bright backlighting
Limit reflections on your glasses
04
HUNGER STATION
SUBCONSCIOUS ORDER
Analyzing Data
Reviewing Flavor Exploration
Flavor Type
Lookie Count
Bready
53.3
Grilled
36.9
Oceanic
30.9
Fresh
Comforting
Meaty
Nourishing
Umami
:07


05
HUNGER STATION
SUBCONSCIOUS ORDER
Penne Arrabbiata!
Your eyes have unlocked your deepest craving. HungerStation can have it at your door in no time. Place your order now!
06
penne arabiata
Food
Shops
Vivenea
Desserts, Beverages , Sandwiches
7 SAR Delivery (Spend 35 SAR)
4.3 (15) 0.5 km 20 - 30 minutes
BLANCA
Italian
4.2 (99) 2.5 km 25 - 35 minutes 17 SR
PAESANO FORNO
Italian, Sandwiches , Pasta
9 SAR Delivery (Spend 35 SAR)
4.5 (41) 6 km 30 - 40 minutes
AVINDAR
Fast Food, Italian, Grill, Breakfast
9 SAR Delivery (Spend 35 SAR)
4.6 (150) 1.8 km 25 - 35 minutes
mia pasta
Italian, Pasta

PRE-LOVED ISLAND

A new campaign to make second-hand clothes desirable

OFFER
BRAND EXPERIENCE COMMUNICATIONS

AGENCY
ESSENCEMEDIACOM, UK

CLIENT
EBAY

THE QUESTION

Many clothes are cheap; often worn only a few times, then binned. eBay, which has been selling pre-loved clothes since 1995, offers the perfect antidote to clothing waste. How could EssenceMediacom ignite a second-hand revolution, showing that used clothes could be on-trend and desirable?

THE ANSWER

ITV's Love Island. One of the UK's biggest and most talked-about fashion influencers, this show makes and breaks fashion trends amongst the Gen Z and Millennial audience eBay wanted to target. The items islanders were wearing were selling out in minutes.

Using product placement throughout the show, islanders were dressed in stylish pre-loved clothes, with viewers able to bid on shoppable edits of the looks seen on screen.

Co-branded TV and video ads and X (Twitter) content celebrated the looks and embedded pre-loved fashion into the conversation of the moment.

THE IMPACT

Over 1,700 pieces of positive press coverage, and a significant increase in searches for 'pre-loved fashion' on eBay.

1.7k
pieces of positive press coverage

Scan the QR code




ebay x love island
official pre-loved fashion partner


FOXES



THE LV APP

Enter the world of Louis Vuitton

OFFER
DIGITAL

AGENCY
AKQA, PARIS

CLIENT
LOUIS VUITTON


Maluma
The stage
After a giant toy racetrack, an oversized sculpted sandscape sets the stage for the fashion show, where a vast sandbox becomes an invitation for childlike constructs of the imagination.


Look 03

THE QUESTION

Louis Vuitton, one of the world's leading fashion houses, wanted to create a digital touchpoint crafted to elevate the client relationship and experience. How would AKQA fulfil the brief?

THE ANSWER

With the re-imagining of the LV App. A precision-designed digital touchpoint showcasing exclusive experiences. The app strategically establishes itself as the primary platform for personalised interactions, distinct from the website, immersing users in the LV universe.

Through UX, UI and navigation restructuring, the LV App was transformed with three main pillars: personalisation, immersion and exclusivity. A dedicated personalised section showcases exclusive previews of collections, app-only products and personalised services from a client advisor, helping to kick-start the user journey.

New services, including repairs, customisations and appointment bookings, add to the LV story and create added value.

THE IMPACT

The LV App has become the go-to destination for Louis Vuitton clients, leading to a 40% increase in engagement.

40%
increase in engagement

Scan the QR code


The GO-14
Explore
Shop
Services
MyLV
Cart

WPP SUSTAINABILITY

We use our creativity combined with our global reach and scale to drive sustainability within our own business, our clients' businesses and across our industry

In this section

OUR APPROACH TO SUSTAINABILITY

Our governance processes and policies help us manage sustainability risks and opportunities consistently across the Company

SUSTAINABILITY GOVERNANCE MODEL[1]

THE BOARD

- Responsible for the overall long-term success of WPP and for setting the purpose, values and culture and strategic direction, including on sustainability
- Approves our Sustainability Policy and Environment Policy and, where relevant, considers the identification and mitigation of sustainability issues, including climate change, when overseeing major decisions (set out in WPP Matters Reserved for the Board, available on wpp.com)

BOARD COMMITTEES

SUSTAINABILITY COMMITTEE

- Supports the Board in its oversight of corporate responsibility, sustainability, environmental, social and governance (ESG) and related reputational matters
- Understands WPP's sustainability-related risks and opportunities
- Reviews and monitors the management and implementation of our sustainability strategy and Net Zero Transition Plan
- Reviews policy statements on environmental and social matters
- Meets at least four times a year, receiving in-depth progress reviews from management at each meeting, and provides an update to the Board following each meeting

Page 137

AUDIT COMMITTEE

- Monitors the integrity of WPP's ESG disclosures, including the relationship with our ESG assurance provider
- Provides oversight of internal controls and risk management, including our ESG controls

Page 130

EXECUTIVE COMMITTEES

Page 115

EXECUTIVE COMMITTEE

- Assists the CEO in discharging his responsibilities
- Collectively responsible for implementing strategy, including sustainability strategy, ensuring consistent execution and embedding the Company's culture and values

DISCLOSURE COMMITTEE

- Reports to the Audit Committee
- Responsible for overseeing the accuracy and timeliness of Group disclosures, including sustainability and ESG, and reviewing controls and procedures in relation to the public disclosure of financial information

RISK COMMITTEE

- Assists the Board and Audit Committee by reviewing, monitoring and advising on compliance with laws, regulations, internal procedures, and industry standards, the design and implementation of WPP's compliance framework, compliance policies and procedures and risks that present themselves throughout WPP, including material sustainability and ESG issues

GROUP FUNCTIONS AND AGENCIES

- The Chief Sustainability Officer has overall operational responsibility for sustainability
- Our agencies are required to comply with our Sustainability Policy, and report performance to WPP on an annual basis
- We set a clear policy framework through our Code of Business Conduct, Sustainability Policy, Supplier Code of Conduct and other policies included in the WPP Policy Book
- Our sustainability team works to ensure consistent implementation of our standards and supports the business to identify sustainability-related risks and opportunities, informing the business through targeted briefings, programme meetings and status updates
- Our sustainability team monitors key performance metrics and collates status updates from the business, which are reported to the Chief Sustainability Officer, the relevant Executive committees and Board committees, and the wider business
- In 2023, this included training on ESG reporting and controls, our Green Claims Guide, and employee capability building on our net zero strategy
- Progress against sustainability metrics and targets is communicated to the business on an annual basis

1 References to sustainability and ESG are inclusive of the climate change issues identified as relevant to WPP in the TCFD statement (pages 62 to 68)

OUR MATERIALITY PROCESS

We continually assess changing stakeholder priorities through ongoing dialogue in the course of doing business. We also use a materiality process to ensure our sustainability strategy, investments and reporting focus on the issues of greatest importance and relevance to our business and our stakeholders.

In 2024, we will conduct a double materiality assessment in line with the requirements of the EU Corporate Sustainability Reporting Directive and informed by our most recent impact materiality assessment, completed in January 2023 (see our 2023 Sustainability Report).

STAKEHOLDER ENGAGEMENT

Dialogue with our stakeholders, including our people, clients and shareholders, provides valuable feedback and insight into sustainability risks and opportunities, for our Company and our clients.

Most stakeholder engagement takes place in the course of doing business. We work with clients on sustainability issues (see page 27). Information on employee engagement including our All In employee survey is on page 38. During the year, WPP and agencies including GroupM, Hill & Knowlton and Wunderman Thompson rolled out training to equip our people with knowledge on climate change and give them the practical tools with which to respond. This remains a priority in 2024.

INVESTOR ENGAGEMENT

We believe the more we behave in line with our purpose, the better our business will perform, thereby maximising shareholder returns.

We regularly engage with investors on ESG topics, and in 2023 we engaged with rating agencies and benchmarking organisations on sustainability, including: Bloomberg Gender-Equality Index; Ecovadis; Ethibel; Equileap; Vigeo Eiris; FTSE Russell; ISS; Moody's; MSCI Research Inc.; Tortoise Responsibility 100; Sedex; and Sustainalytics.

We are included in the FTSE4Good Index and participate in CDP's climate change questionnaire. In 2023, our score was B (2022: A-) reflecting changes in CDP's scoring criteria, which are designed to ensure companies continually improve their climate ambitions.

In 2021, we linked the margin of our $2.5 billion revolving credit facility to specific sustainability measures. We refinanced the facility in February 2024 and are working to update the sustainability measures linked to the facility as we continue to embed carbon-reduction targets and broader sustainability commitments into our financing arrangements.

INSTITUTE OF BUSINESS ETHICS

WPP is a member of the Institute of Business Ethics (IBE) and considers it an important partner and support for the approach that the Company takes to business integrity, sustainability and ethics. As set out more fully in the Risk Governance Framework on page 93 and Business Integrity Programme on page 94, we want to champion and facilitate a culture where our people feel that acting with transparency, honesty and integrity is an expected metric for success, and this is also the IBE's ethos.

The IBE shares knowledge and good practice as well as advice on the development and embedding of relevant policies through networking events, regular publications and training sessions, research and benchmarking reports.

The IBE is a registered charity funded by corporate and individual donations.

ABOUT OUR REPORTING

Sustainability data included in this Annual Report is for the calendar year 2023 and covers all subsidiaries of the Company. The selected ESG performance metrics marked with the symbol ⊙ throughout this report have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ending 31 December 2023 in accordance with International Standard on Assurance Engagements 3000 (revised) and, in respect of greenhouse gas emissions data, International Standard on Assurance Engagements 3410, issued by the International Auditing and Assurance Standards Board.

A copy of PwC's report and our reporting criteria are available at wpp.com/sustainabilityreport2023. The majority of our data is collected locally, and a common challenge is reconciling inconsistencies in calculations and data capture. This prevented us from obtaining independent limited assurance over certain metrics including waste, and health and safety data.

We are reviewing our reporting in line with emerging ESG regulations and standards, including the EU's Corporate Sustainability Reporting Directive and the International Sustainability Standards Board's Sustainability Standards. The outputs of our Double Materiality Assessment, which will be conducted in 2024, will shape the future format and content of our disclosures.

For further information on data quality, see page 61

NON-FINANCIAL AND SUSTAINABILITY INFORMATION STATEMENT

This section provides information required by regulation in relation to:

- Environmental matters (pages 60 and 61) and TCFD statement including climate-related risks and opportunities (pages 62 to 68)
- Social matters (pages 58 and 59)
- Human rights (page 71)

In addition, other related information can be found as follows:

- Our people (pages 37 to 39)
- Corruption and bribery (pages 94 and 95)
- Business model (from page 20)
- Principal risks and how they are managed (from page 98)
- Non-financial key performance indicators (from page 84)

For more information, see our 2023 Sustainability Report

SUSTAINABILITY AND OUR STRATEGY

Our sustainability strategy sets out how we use the power of creativity to build better futures for our people, planet, clients and communities

Our sustainability commitments support our corporate strategy and help us navigate a dynamic social and economic landscape, responding to evolving stakeholder expectations and shaping our contribution to the world around us

They add focus and meaning for our people, who want to work for a company that shares their values, and our clients, who look to us to help them find and scale solutions to achieve their own goals and deliver positive impact

WPP IS THE CREATIVE TRANSFORMATION COMPANY

	WHY
PEOPLE Become the employer of choice for all	To foster exceptional and diverse talent and equip our people with the knowledge and capability to creatively tackle some of society's biggest challenges
PLANET Maximise our positive impact on the planet	To decouple our emissions from growth and lead the industry to decarbonise
CLIENTS Enable our clients on their sustainability journeys	To support progress towards a sustainable and inclusive economy where our clients thrive
COMMUNITIES Use the power of our creativity and voice to support healthy, vibrant communities	To build a resilient global society where consumers and communities alike are included and empowered

1 Executive leadership roles are defined as the agency board and executive leadership population as reported through WPP's financial reporting system
2 2022 energy metric restated in line with the procedures set out in the WPP Sustainability Reporting Criteria 2023. For details of the nature and impact of the restatement, see page 61
Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2023. For PwC's 2023 Limited Assurance report and the WPP Sustainability Reporting Criteria 2023, see wpp.com/sustainabilityreport2023

We aim to build better futures for our people, planet, clients and communities through the four pillars of our sustainability strategy

HOW	PROGRESS		FIND OUT MORE
PEOPLE			
– Build a culture where everyone is treated with dignity and respect – Ensure an inclusive working environment with fair representation – Grow sustainability skills and knowledge across our industry	– **53%** of senior managers are women (2022: 54%) – **22%** of senior and executive managers in the US, our largest market, are non-white (2022: 22%) – **14%** increase in employee participation in our annual All In staff survey – **Inclusion as a Skill** training rolled out to all employees worldwide	**41%** **of executive leaders across WPP are women**[1] (2022: 40%)	**See pages 37 to 39** **See the People section of our 2023 Sustainability Report**
PLANET			
– Develop common carbon metrics across our industry – Build campuses that make a positive contribution to local communities – Reach net zero across our supply chain by 2030	– **0.19** tCO_2e emissions per person from direct operations (Scope 1 and 2), a 17% reduction year-on-year and 77% since our 2019 baseline (2022: 0.23 tCO_2e[2]) – **88%** of electricity sourced from renewable sources (2022: 83%) – GroupM's coalition of leading advertisers – representing $10 billion in global advertising investment – to accelerate decarbonisation of the world's media supply	**76%** **absolute reduction in tCO_2e emissions (Scope 1 and 2) since 2019 and 18% year-on-year**	**See pages 60 and 61** **See the Planet section of our 2023 Sustainability Report**
CLIENTS			
– Ensure fairness and high privacy and data ethics standards in our work – Ensure our client work is inclusive and accessible – Support our clients as they deliver their emissions reduction and wider sustainability goals	– **82%** of top 50 clients have set or committed to set science-based carbon reduction targets (2022: 78%) – Client version of our Green Claims Guide launched with targeted training for clients in potentially higher-risk and higher-emissions sectors	**8.0** **score out of 10 from our clients for our ability to support their sustainability goals and 8.3 for their DEI goals**	**See page 27** **See the Clients section of our 2023 Sustainability Report**
COMMUNITIES			
– Buy responsibly and build a diverse supplier network – Advance equity and inclusion through our work, external partnerships and initiatives – Work with partners, social enterprises and clients to drive sustainability	– **$21.1m** invested in inclusion programmes since 2020 as part of our commitment to invest $30 million in racial equity – **£205,000** donated to disaster relief through employee donations matched by WPP	**£36.1m** **total social contribution, including cash donations, pro bono work, in-kind contributions, free media space and racial equity initiatives** (2022: £35.5 million exc racial equity initiatives)	**See pages 58 and 59** **See the Communities section of our 2023 Sustainability Report**

COMMUNITIES

We use our scale, skills and voice to support healthy and vibrant communities

We are committed to inspiring widespread change through powerful communications and investment in communities.

A VOICE FOR CHANGE

We believe that good communications can help bring about the shift in attitudes and behaviour needed to tackle extreme poverty, inequality and climate change, and contribute towards the UN Sustainable Development Goals.

We help amplify the impact of charities and non-governmental organisations by providing marketing and creative services, often on a pro bono basis.

This work is mutually rewarding and often worth more than an equivalent cash donation, helping to improve fundraising efforts, recruit new members, change behaviour or achieve campaign goals. It also gives WPP people the chance to work on fulfilling, impactful and sometimes award-winning campaigns that build their skills and raise the profile of our agencies.

LIFE-CHANGING CLIENT WORK

We are proud to deploy our creativity to rethink the status quo. In 2023, campaigns included Ogilvy's Heaven Fish, which turned the 'miracle' of fish falling from the sky into a source of income for residents of Yoro, Honduras.

In Kenya, Scanad and fashion brand ZEVA launched Stain Not Shame, a campaign that prompted the government to make period shaming a punishable offence. And in Argentina, Grey's The Postponed Day brought cancer charities together to delay their usual publicity around Breast Cancer Awareness Day. The campaign highlighted the fact that 40% of women postpone their annual breast check-ups, creatively raising awareness and inspiring action.

ADVANCING RACIAL EQUITY

In June 2020, as part of a set of commitments and actions to help combat racial injustice and support Black and ethnically marginalised talent, we set up our Racial Equity Fund, committing to invest $30 million over three years in inclusion programmes and to support external organisations.

$21.1m

invested in inclusion programmes as part of our commitment to invest $30 million over three years

We designed the programme to deliver immediate impact while also establishing the foundation for meaningful and sustainable change. We invested across three pillars: internal equity and inclusion; creative use of media value and pro bono work to support non-profit organisations and charities with anti-racist objectives; and funding for 'bold, audacious and creative' initiatives that will create measurable impact in advancing racial equity around the world (see example, right).

To date, we have invested $21.1 million and committed a further $1.9 million to projects kicking off from 2024. We will continue to invest to reach our $30 million commitment.

See more at wpp.com/racialequityprogramme



SOMA+ AKQA

One of the projects supported by our Racial Equity Fund was SOMA+ AKQA, which expanded the professional knowledge of Black, Indigenous and low-income students in Brazil across three main pillars: education, internship and transformation.

In 2023, SOMA+ students collaborated with rapper Criolo on the video for 'Pretos Ganhando Dinheiro Incomoda Demais' (Blacks Making Money is Too Inconvenient), part of the 'Tree of Riqueza', a campaign that aims to give a new meaning to Black prosperity in a series of five cinematic music videos.

"IT IS THROUGH THESE DIVERSE POINTS OF VIEW, EXPERIENCES AND TRAINING THAT WE AMPLIFY VOICES AND ENHANCE THE POWER OF THESE PROJECTS"

Luiza Bomfim
SOMA+ participant

ACTION IN LOCAL COMMUNITIES

We encourage our people to use their creativity and expertise to contribute to issues they are passionate about. We have a long tradition of pro bono work covering a range of issues from the arts to conservation, health and human rights. Our established Foundations and active network of Green Teams around the world provide a platform for people to act.

In India, our multi-award-winning WPP India Foundation is transforming the lives and livelihoods of young people and their families through a targeted programme of interventions. In Australia, our REFLECT RAP (reconciliation and action plan) outlines our commitment to a more diverse, equitable and inclusive future – with reconciliation at its heart. The plan increases awareness of Aboriginal and Torres Strait Islander cultures, histories and leadership across all sectors of Australian society.

EMPLOYEE GIVING AND VOLUNTEERING

WPP employees around the world donated generously in 2023 to emergency relief appeals set up to support those affected by the devastating earthquakes in Turkey and Syria and then in Morocco, which we matched. In October, in response to the terrible events in Israel and Gaza, employees once again gave generously; with match funding we raised a total of £60,000 in partnership with the British Red Cross. We will continue to run employee match funding appeals for disaster relief.

The VML Foundation is an employee-funded and led giving programme that supports and celebrates the causes important to VML's employees. Every year, VML closes more than 80 offices around the world for a day so that employees can donate their time and talents to dozens of non-profit and community

$3m

in 2023 the VML Foundation proudly surpassed $3 million in charitable giving on behalf of employees

organisations. In 2023, causes ranged from reading and recording bedtime stories in China to planting and cleaning up the Río de Los Remedios forest in Mexico City. The Foundation also proudly surpassed the $3 million mark in collective charitable giving on behalf of employees since it began.

And in France, our We Care We Act employee volunteering programme matches the talent, skills and interests of our people with requests for volunteer support, enabling positive action in the community. Our people completed 60 individual missions supporting local NGOs in 2023, as well as multiple agency-wide volunteering initiatives.

INVESTING IN FUTURE CREATIVES

We believe that AI is fundamental to the future of our industry (and of many others). To inspire young people and build their confidence in data and AI, in 2023 we launched the Creative Data School in partnership with leading non-profit and educational organisations. Delivered both online and in schools, the course has already taught essential technical skills to over 6,000 young people across the UK.

Following the programme, eligible candidates were invited to apply for work experience and internships within the WPP network.

WHAT WE GAVE IN 2023

PRO BONO WORK

(£m)

2023	9.0
2022	9.6

CASH DONATIONS

(£m)

2023	3.6
2022	5.2

TOTAL SOCIAL INVESTMENT

(£m)

2023	12.6
2022	14.8

WPP media agencies negotiated free media space worth £19.5 million on behalf of pro bono clients (2022: £20.8 million).

£36.1m

total social contribution

(2022: £35.5 million)[1]

Our total social contribution, taking into account cash donations, pro bono work, in kind contributions, free media space, and investments in inclusion initiatives through Pillar 3 of our Racial Equity Programme, was £36.1 million (2022: £35.5 million).[1]

See more in the Communities section of our 2023 Sustainability Report

1 2022 figure excludes investments in Racial Equity initiatives

PLANET

Delivering progress against our sustainability goals to protect our planet

We are committed to transitioning to net zero emissions across our own business, supporting our clients' carbon reduction efforts and accelerating progress across our industry.

OUR CLIMATE STRATEGY

In 2021, we set near-term science-based targets to reduce our greenhouse gas emissions in line with limiting global warming to 1.5°C above pre-industrial levels, and the aims of the Paris Climate Agreement.

OUR EMISSIONS TARGETS

84%

absolute Scope 1 and 2 emissions reduction by 2025[1]

50%

absolute Scope 3 emissions reduction by 2030[1]

These targets, which are verified by the Science-Based Targets initiative, include emissions from media buying (more than half our total footprint) – an industry first.

Our targets are ambitious, and require commitment across all WPP agencies and functions. From production to procurement to buildings, our aim is to integrate carbon reduction into our core commercial strategy, and to continue to drive progress through wider transformation programmes. We will publish our first formal Transition Plan in 2024, an important milestone as we progress to net zero.

REDUCING SCOPE 1 AND 2 EMISSIONS

We continue to make good progress towards our Scope 1 and 2 targets, largely driven by an increase in electricity purchased from renewable sources, as well as improved energy efficiency in our buildings as we move people into fewer, more efficient buildings through our campus strategy.

- Our Scope 1 emissions for 2023 were 11,354 tCO_2e (2022: 14,105 tCO_2e), of which a subtotal of 8,532 tCO_2e (75% of our total Scope 1 emissions footprint) has been subject to independent limited assurance procedures by PwC
- Company cars account for 62% of our Scope 1 emissions. We continue to shift company cars to electric and hybrid vehicles where infrastructure makes it feasible to do so. In 2023, 46% of centrally leased company cars were electric or hybrid (2022: 30%). The Scope 1 emissions not subject to assurance procedures relate to locally contracted company cars, for which emissions have been estimated
- Scope 2 market-based emissions fell by 17% to 9,968 tCO_2e. Scope 2 location-based emissions were 55,720 tCO_2e, a 3% increase from 2022 reflecting a rise in energy consumption as office occupancy rates increased[2]
- Our carbon intensity per £1 million revenue was 1.44 tCO_2e, a 21% reduction since 2022 (2022: 1.81 tCO_2e)[2]
- Our Scope 1 and 2 market-based emissions for 2023 were 0.19 tCO_2e/person, a 17% reduction from 2022[2] and 77% reduction from our 2019 baseline

88%

electricity purchased from renewable sources (2022: 83%) **and on track to meet our target to source 100% by 2025**

MARKET-BASED SCOPE 1 AND 2 EMISSIONS PROGRESS

(tCO_2e EMISSIONS)


0.82
0.32
0.23
0.19
87,585
35,132
26,102²
21,322
2019 baseline
2021
2022
2023
Scope 1 and 2 (tCO₂e)
Scope 1 and 2 per person (tCO₂e/person)

REDUCING SCOPE 3 EMISSIONS

Our supply chain makes up the overwhelming majority (98%) of our total emissions. We know that the complex nature of our supply chain makes our target to halve emissions by 2030 ambitious, but nevertheless it is one we are determined to reach.

MEDIA

WPP is the only advertising holding company to include emissions from media placement (more than half our supply chain emissions)[1] within our science-based emissions reduction targets. In 2023, GroupM launched a new omnichannel media carbon calculator for clients, enabling them for the first time to factor channel-level carbon emissions data into their media planning.

1 Data from 2019 baseline

2 2022 energy metric restated in line with the procedures set out in the WPP Sustainability Reporting Criteria 2023. For details of the nature and impact of the restatement, see page 61

These metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2023. For PwC's 2023 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2023, see wpp.com/sustainabilityreport2023

We used the tool to measure the footprint of around 2,800 campaigns. Our client coalition of leading advertisers, worth $10 billion in global advertising investment, is driving support for greater transparency and standardisation of emissions measurement.

PRODUCTION

The emissions generated by the production of films and other content we create on behalf of clients are responsible for 14% of our supply chain carbon footprint.[1] Hogarth continues to invest in generative AI, 3D and virtual production technologies. In many circumstances we estimate these technologies will help lower the carbon footprint of production, through both reduced travel and more efficient ways of generating content. By consolidating WPP's production capabilities through Hogarth, we can strengthen our overall capabilities and boost skills development for our people.

TECHNOLOGY

The technology we use – from data centres to emails – generates 6% of our Scope 3 footprint.[1] Decommissioning older, less efficient hardware and migrating our IT infrastructure to the cloud will reduce energy use and emissions. By working more closely with our technology providers to understand the emissions of the products and services we use, we are beginning to better track emissions reduction from IT.

PROCUREMENT

In 2023, we analysed our indirect suppliers' carbon footprint, identifying those 'carbon strategic suppliers' we can engage with to help bring down emissions (see page 71).

Business air travel accounts for around 3% of our baseline carbon footprint. In 2023, our total Scope 3 emissions from business air travel were 75,687 tCO_2e, including 59,793 tCO_2e from centrally contracted flights (79% of the total), which have been subject to independent limited assurance procedures by PwC. The business air travel emissions not subject to assurance procedures come from flights booked outside our centralised systems.

Potential gaps were identified in the data provided by one of our three central business air travel suppliers. This is reflected in PwC's assurance opinion.

We purchase high-quality carbon credits to offset emissions from air travel. Since 2007 we've permanently retired 1.7 million credits, which are charged to each of our agencies to create an internal carbon cost.

GREEN CLAIMS GUIDE

Scrutiny over brands' environmental claims continues to grow, making it more important than ever that claims we make on behalf of clients are authentic, material and matched by real action. WPP's Green Claims Guide provides principles and practical tips for making effective green claims that are not misleading in any way. In 2023 we launched a client version of the guide and ran training for employees and clients in potentially higher-risk and higher-emissions sectors (see page 27).

CIRCULAR ECONOMY

We remain committed to phasing out plastics that cannot be reused, recycled or composted across our campuses and offices worldwide. In 2023, we continued to drive progress within our campuses by introducing additional waste streams, engaging suppliers, reviewing the products purchased by our agencies, and working with campus Green Teams to encourage our people to change their behaviour at work.

OFFSETTING

The first step to limiting emissions is to reduce the total footprint of any of our products or services as far as possible. Our Environment Policy sets out how we manage the cost and quality of the carbon credits we buy to offset emissions we cannot avoid.

DATA QUALITY

A significant challenge for reducing carbon emissions is being able to measure them with confidence. We are working to improve the quality and coverage of our emissions data.

In 2023 we simplified our reporting to reflect our campus consolidation programme (detailed in our 2023 reporting criteria). An error was highlighted in our 2022 energy consumption caused by the complexity of our historic structure and resulting in an 8% and 6% restatement in Scope 2 market-based and location-based emissions respectively.

We are working to include the portion of unassured Scope 1 data, relating to locally managed company cars, in scope for assurance in future years.

Data quality is particularly challenging for Scope 3 emissions, as they are beyond our direct control. We are reviewing how we capture and calculate Scope 3 emissions and aim to improve both data quality and coverage, so that over time we can seek assurance over a larger proportion of Scope 3 emissions. In 2023 we integrated travel by class into our metrics subject to assurance for the first time, as we continue to work to improve the consistency and coverage of flight data across the business.

See more in the Planet section of our 2023 Sustainability Report

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES (TCFD) STATEMENT

TCFD CONTENT INDEX

This section of our reporting includes disclosures relating to WPP's identified climate-related risks and opportunities.

UK LISTING RULES AND COMPANIES ACT STATEMENT OF COMPLIANCE

WPP was an early adopter of the Task Force on Climate-related Financial Disclosures. WPP's sixth disclosure, set out below, is structured around the four TCFD themes of governance, strategy, risk management, and metrics and targets. We aim to develop our disclosures in line with TCFD's 11 recommended disclosures set out in June 2017 (see table below). We report in line with the FCA Listing Rule 9.8.6(8)b, which requires us to report on a 'comply or explain' basis against the TCFD Recommended Disclosures in respect of the financial year ended 31 December 2023. We consider our climate-related financial disclosures to be consistent with nine of the 11 TCFD recommended disclosures and we have explained why we are not consistent for the remaining two in the related sections. Therefore our disclosures are compliant with Listing Rule 9.8.6(8)b and aligned with The Companies Regulations 2022, 414CB (2A). Some of the recommended disclosures, published in the 2021 TCFD Annex, will take more time for us to become fully consistent with due to challenges around data access and quantification. These areas, outlined in the table below, are most closely aligned with the UK Companies Regulations 414CB (2A) sub paragraphs (e) and (f) and relate to detailed financial impacts and quantitative scenario analysis of climate-related risks and opportunities. We will continue to implement the 2021 TCFD Annex 1 recommendations and intend to apply these more fully in our future disclosures through 2024.

TCFD RECOMMENDATION	LOCATION IN REPORT	
GOVERNANCE		
✓ (In compliance) a) Describe the Board's oversight of climate-related risks and opportunities	**SUSTAINABILITY GOVERNANCE** The governance of climate-related risks and opportunities is fully integrated within our sustainability governance structures. References to sustainability and ESG are inclusive of the climate change issues identified as relevant to WPP in this TCFD statement The Sustainability Committee meets at least four times a year, receiving in-depth progress reviews from management on climate-related issues at each meeting. The Board receives an update from the Sustainability Committee Chair following each meeting	**From page 54**
	SUSTAINABILITY COMMITTEE REPORT The Sustainability Committee report provides an update on the matters considered by the Committee in 2023	**From page 137**
✓ (In compliance) b) Describe management's role in assessing and managing climate-related risks and opportunities	**SUSTAINABILITY GOVERNANCE** Our CEO and CFO (both Executive Directors) have overall responsibility for climate-related risks and opportunities, and our performance on carbon reduction is integrated into their incentive plans. The Chief Sustainability Officer has operational responsibility for assessing and managing climate-related issues	**From page 54**
STRATEGY		
✓ (In compliance) a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term	**PRINCIPAL RISKS AND UNCERTAINTIES** Descriptions of WPP's climate-related risks and opportunities are included in the Principal Risks disclosure	**From page 98**
	CLIMATE-RELATED RISKS AND OPPORTUNITIES Detailed descriptions of our climate-related risks and opportunities over the short, medium and long term	**From page 64**
◌ (Partial compliance) b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning	**CLIMATE-RELATED RISKS AND OPPORTUNITIES** Detailed descriptions of the impact of climate-related risks and opportunities on our resilience, strategy and financial planning. We have not yet quantified the impact of our climate-related risks and opportunities. Information on the status of quantification is included against each risk and opportunity disclosure	**From page 64**
◌ (Partial compliance) c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	**CLIMATE-RELATED RISKS AND OPPORTUNITIES** Detailed descriptions of the resilience of the organisation's strategy, taking into consideration different climate-related scenarios. We have not yet undertaken quantitative scenario analysis of our climate-related risks and opportunities. Information on the status of quantification is included against each risk and opportunity disclosure	**From page 64**

KEY ✓ In compliance ◌ Partial compliance

TCFD RECOMMENDATION	LOCATION IN REPORT	
RISK MANAGEMENT		
a) Describe the organisation's processes for identifying and assessing climate-related risks	**IDENTIFYING CLIMATE-RELATED RISKS** Detailed descriptions of how our climate-related risks and opportunities are managed	**Page 63**
b) Describe the organisation's processes for managing climate-related risks	**CLIMATE-RELATED RISKS AND OPPORTUNITIES** Climate-related risks are integrated into our overall risk management process. We disclose how we manage our relevant climate-related risks and opportunities in our risk disclosure table	**From page 64**
c) Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management	**IDENTIFYING CLIMATE-RELATED RISKS** Our process for identifying climate-related risks takes into account multiple sources and stakeholders. It is integrated into our overall risk management process	**Page 63**
METRICS AND TARGETS		
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	**TCFD METRICS AND TARGETS SUMMARY** Metrics and targets relating to our relevant climate-related risks and opportunities are provided in a summary table	**Page 68**
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas emissions, and the related risks	**CARBON EMISSIONS STATEMENT** Our carbon emissions statement outlines our Scope 1, Scope 2 and Scope 3 business air travel emissions	**Page 69**
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	**TCFD METRICS AND TARGETS SUMMARY** Metrics and targets relating to our relevant climate-related risks and opportunities are provided in a summary table	**Page 68**

IDENTIFYING CLIMATE-RELATED RISKS

The identification of climate-related risks and opportunities includes input from multiple sources and stakeholders. In 2022, our climate-related risks and opportunities were reviewed as part of a detailed executive-level workshop which included representatives from different corporate functions, including sustainability, finance, real estate, legal, communications, procurement and crisis management and business resilience. In 2023, we worked with a third-party consultancy to identify and assess operational risks associated with our Net Zero Transition Plan.

Annually, we reconfirm the list of risks and opportunities through analysis and interviews. This analysis is informed by interviews with sustainability and consumer experts from within WPP agencies, as well as external data sources. As part of our 2023 assessment we considered both existing and emerging regulatory requirements related to climate change, incorporating an impact assessment of the Corporate Sustainability Reporting Directive and International Financial Reporting Standards (IFRS) Sustainability Standards.

Recommendations on changes to the risks and opportunities and associated disclosures are reviewed by the Board Sustainability Committee on an annual basis.

Sustainability risks, including climate-related risks, are integrated into our overall risk management processes. Performance and updated risk implications are reviewed by the Audit Committee on a regular basis. Our overall risk management process is outlined from page 93 and climate change risk is included as a risk within the principal risks and uncertainties disclosure from page 98. WPP has implemented risk committees at Group level and in our agencies with the aim of ensuring accountability at both levels to identify, monitor and proactively manage risk and compliance issues, and we are embedding climate risks in their agendas (see page 93).

CLIMATE-RELATED RISKS AND OPPORTUNITIES

WPP's disclosure of climate-related risks and opportunities provided in this section outlines the impacts we expect to see on our business between now and 2030. It includes qualitative disclosure of both the impact on, and the resilience of, WPP's strategy. Details of the time horizons and climate scenarios considered as part of this assessment are included in the tables below. We do not believe there is a material financial impact of physical or transition climate change risks on our current year financial reporting. Further information is provided in the Notes to the Financial Statements under Climate Change. The most significant impacts from the climate-related risks and opportunities summarised below are expected to be realised on a timeframe that exceeds our current financial planning. Materiality is described in Our Application of Materiality (see page 218).

TIME HORIZONS

Time horizon	Time period	Internal time horizon alignment
Short term	2023-2024	Annual reporting periods
Medium term	2024-2027	Scope 1 and 2 science-based reduction target (2025) and transformation programme (2027)
Long term	2027-2030	Scope 3 science-based reduction target (2030)

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT CONTINUED

CLIMATE SCENARIOS

Details of the assumptions applied under each scenario are included against each risk and opportunity. These scenarios were selected to cover a range of potential scenarios exploring how climate change could impact the business. We have used the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathways (RCPs) to provide inputs and assumptions regarding decarbonisation trajectories and physical impacts. The IPCC Shared Socioeconomic Pathways (SSPs) are used to provide social, economic and political inputs and assumptions.

Description	High-carbon (more than 4°C)	Low-carbon (less than 2°C)	Very low-carbon (less than 1.5°C)
RCP alignment	RCP 8.5- business as usual, 4-degree Celsius	RCP 2.6- acceptable limit 2-degree Celsius	RCP 1.9- net zero transition, 1.5-degree Celsius
IPCC SSP alignment	SSP4- a road divided	SSP2- middle of the road	SSP1- the green road

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES

RISK OR OPPORTUNITY	POTENTIAL IMPACT AND RESILIENCE: HIGH CARBON SCENARIO	LOW CARBON SCENARIO	VERY LOW CARBON SCENARIO	MANAGEMENT
Increased frequency of extreme weather and climate-related natural disasters				
◆◐● **Area of potential impact:** Expenditure Includes chronic and acute extreme weather which can damage our buildings and our employees' homes, jeopardise the safety and wellbeing of our people and significantly disrupt our operations. We consider this risk relevant to all operations, however certain geographies are more exposed (eg coastal cities including New York, Miami, Mumbai and Shanghai) We are currently unable to isolate the impact of climate change from other drivers and therefore do not publish a quantified value	**Key assumptions:** the physical impacts of climate change are broadly consistent across all three scenarios considered and start to differentiate after 2050 (in line with the RCP and SSP narratives). We are already experiencing increased exposure to extreme weather events **Impact:** as the longer-term physical impacts of climate change increase, we have assumed that WPP's campuses, business continuity procedures and employee support systems would require some additional investment above inflation to ensure continuity, minimise risk to infrastructure and, more critically, our people. We would also need to diversify these programmes to respond to increased climate-related migration, for example supporting our people through relocations			**Crisis management and business resilience (see page 105):** provides global standards for operational resilience; strategy, governance, policy, resources and training assets to better plan for and respond to crisis events of all types and at all degrees of scale **Campuses (see page 19):** our campus programme enables centralisation of emergency preparedness, incident response and business continuity procedures **Employee assistance programme (see page 39):** is activated in response to climate-related extreme weather events
Delivering net zero commitments				
◆○◐● **Area of potential impact:** Expenditure Delivering WPP's Scope 3 carbon reduction targets depends upon the adoption of new technologies (some of which have not yet been conceived or created) and business model innovations across the supply chain. We consider this risk relevant to all geographies, however it is more significant for operations with larger associated carbon emissions (eg media and production) We are in the process of quantifying the workstreams identified through our Transition Plan	**Key assumptions:** policy support would be limited and market-based solutions prioritised. There would be limited regulation and reporting standards specific to our sector, eg around green claims and carbon based products. Clients, consumers and existing commitments would drive decarbonisation **Potential impact:** increased investment would be required in building renovation, electrification and supplier engagement to meet targets, including developing internal ESG capacity and capabilities. Likely increase in the cost of carbon removals required to meet our net zero targets	**Key assumptions:** policy support would be limited to markets currently advancing policy. This includes the UK, US and EU and includes sector-specific requirements. Market-based solutions would still feature heavily. Increased policy action would embolden client and consumer expectations, resulting in wider calls for decarbonisation **Potential impact:** markets with less policy support and regulation may require additional expenditure to meet targets. Moderate demand-led increase in market price per tonne of carbon removals required to meet our net zero targets	**Key assumptions:** policy support would be widespread, accelerating progress towards net zero across our value chain. Market-based solutions still utilised. Increased policy action would embolden client and consumer expectations, substantially accelerating the required pace of change **Potential impact:** policy support would accelerate the pace of change, reducing investment required to deliver targets. More rapid decarbonisation would reduce pressure on the carbon removals market, and reduce overall cost associated with meeting our net zero targets	**Our climate strategy (pages 60 and 61):** in 2021, we set ambitious near-term science-based targets to reduce our greenhouse gas emissions in line with limiting global warming to 1.5°C above pre-industrial levels. Our climate strategy addresses how we are managing the implementation of our net zero commitments

KEY ◆ Risk ◇ Opportunity ○ Short term ◐ Medium term ● Long term

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES CONTINUED

RISK OR OPPORTUNITY	POTENTIAL IMPACT AND RESILIENCE			MANAGEMENT
	HIGH CARBON SCENARIO	LOW CARBON SCENARIO	VERY LOW CARBON SCENARIO	
Changes in regulation and reporting standards				
◆○◐ **Area of potential impact:** Expenditure WPP could be subject to increased costs to comply with potential future changes in environmental laws and regulations and increasing carbon offset pricing to meet its net zero commitments. Carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media We are currently unable to isolate the impact of climate change from other drivers and therefore do not publish a quantified value	**Key assumptions:** no new disclosure standards and reporting requirements emerge. A lack of ESG reporting regulation and standards could lead to mistrust of corporate carbon emissions data, net zero commitments and the advertising of sustainable products and services among consumers and clients **Potential impact:** current resourcing levels would continue to meet reporting obligations	**Key assumptions:** emerging disclosure standards and reporting requirements in markets currently enacting legislation come into effect **Potential impact:** additional investment in internal capability building (managed at a global level), data capture, reporting and assurance would be required to meet the needs of legislation, including in the UK, US and EU where legislation addressing ESG reporting is currently being enacted	**Key assumptions:** disclosure standards and reporting requirements cover most major geographies and advance beyond what is currently in place. This includes the expansion of reporting requirements specific to the advertising sector – eg relating to the emissions facilitated through the sale of products and services **Potential impact:** further additional investment in internal capability building (with localised expertise to support local compliance), data capture, reporting and assurance would be required to meet the needs of this legislation	**About our reporting (page 55):** we are monitoring developments in legislation relating to ESG reporting and the regulation of environmental claims and investing in internal capability building in response **Work with integrity (page 27):** our Green Claims Guide is informed by guidance from regulators and complemented by a legal toolkit that has been incorporated into our legal clearance process **Media decarbonisation (page 61):** we are working with trade bodies to agree a consistent and transparent methodology for calculating emissions from media placement **Offsetting (page 61):** our Environment Policy covers how we manage the cost and quality of carbon credits purchased to offset emissions we cannot remove. We continue to develop our offsetting strategy as part of our transition plan
Increased demand for sustainable products and services				
◇◐● **Area of potential impact:** Revenue Opportunity to grow revenues from products and services which support clients as they seek to decarbonise their businesses. This may include developing low or net zero marketing, media and ecommerce services, developing sustainability-focused brand strategies and promoting sustainable consumption to consumers. This opportunity is relevant globally We have not yet quantified the scale of this opportunity due to the availability of data	**Key assumptions:** under this scenario we have assumed that, while some clients and consumers will seek sustainable products and services, the overall rise in demand is limited **Potential impact:** the overall impact on Group level financial planning processes would be limited	**Key assumptions:** growth in demand would be steady, and revenue generated from sustainable products and services by 2030 would be material with some markets and services seeing more growth than others **Potential impact:** budgets and cash flow forecasts would likely reflect an investment in sustainability-related skills, as well as new sustainable product and service offerings	**Key assumptions:** growth in demand would be rapid, and sustainable products and services would make up a significant proportion of revenues by 2030 across most markets and service offerings **Potential impact:** budgets and cash flow forecasts would reflect the required investment to meet the opportunity. Significantly increased investment in employee capability required, and growth through acquisition may be needed to meet demand. Innovation and investment in new products and services would be extensive	**Our approach to sustainability (pages 54 and 55):** outlines our commitment to developing products and services which enable our clients to adopt leadership positions on climate change and exceed the expectations of consumers **Media decarbonisation (page 65):** in 2023, GroupM launched a new omnichannel media carbon calculator for clients, enabling them for the first time to factor channel-level carbon emissions data into their media planning. Our client coalition of leading advertisers, worth $10 billion in global advertising investment, is driving support for greater transparency and standardisation of emissions measurement **Advertising production (page 61):** we continue to invest in virtual production capabilities, partnering with key industry innovators to create a compelling alternative to traditional production methods

KEY ◆ Risk ◇ Opportunity ○ Short term ◐ Medium term ● Long term

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT CONTINUED

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES CONTINUED

	POTENTIAL IMPACT AND RESILIENCE			
RISK OR OPPORTUNITY	HIGH CARBON SCENARIO	LOW CARBON SCENARIO	VERY LOW CARBON SCENARIO	MANAGEMENT
Achieving resource efficiencies through cutting our carbon footprint and improving energy efficiency				
◇ ◐ ● **Area of potential impact:** Avoided expenditure Through carbon reduction initiatives we have the opportunity to decrease the costs associated with energy use and limit increased costs associated with carbon taxation. This relates both to our buildings, and to energy-intense activities such as data storage. This opportunity is relevant globally We are currently unable to isolate the impact of climate change from other variables and therefore do not publish a quantified range of impact	**Key assumptions:** policy support for decarbonisation would be limited, placing the burden for decarbonisation on private sector funding **Potential impact:** our investment in our net zero strategy would still achieve resource efficiencies. However, some decarbonisation opportunities, including technology-based solutions, may not be available without a supportive policy environment, lowering the impact of this opportunity. This may increase our overall expenditure on carbon removals and offsets required to meet our net zero commitment	**Key assumptions:** a greater level of policy support for decarbonisation would widen the pool of opportunities available to WPP. This includes greater proliferation of electrified buildings, greater availability of electric vehicles and greater innovation in value chain solutions. This would accelerate the overall rate at which WPP could decarbonise our operations and value chain **Potential impact**: the greater availability of decarbonisation options would accelerate the overall rate at which WPP could decarbonise our operations and value chain. Overall, this would lower our reliance on removal-based offsetting and reduce the cost associated with meeting our net zero commitments		**Our climate strategy (pages 60 and 61):** In 2021, we set ambitious near-term science-based targets to reduce our greenhouse gas emissions in line with limiting global warming to 1.5°C above pre-industrial levels. Our climate strategy addresses how we are managing the implementation of our net zero commitments Additional information can be found in the Planet section of our 2023 Sustainability Report
Increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content				
◆ ◐ ● **Area of potential impact:** Fines, Revenue As societal consciousness around climate change rises, our sector is seeing increased scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change. This risk is globally relevant, but in the short term is greater in geographies with existing or emerging regulation (Australia, EU, UK and US) We are currently unable to isolate the impact of climate change from other variables and therefore do not publish a quantified range of impact	**Key assumptions**: government regulation of environmental advertising and marketing claims would likely be limited. There is little risk of litigation **Potential impact:** the risk of fines or revenue losses is negligible under this scenario. We would continue to invest in training to support credible environmental claims to respond to consumer and client concerns around credibility As government regulation of environmental advertising and marketing claims has been enacted in geographies including Australia, EU, UK and US, we no longer consider this scenario as relevant	**Key assumptions**: government regulation of environmental advertising and marketing claims is likely to be centred on markets already advancing climate policy, in addition to consumer and client concern around credibility. This includes the UK and US. The risk of litigation increases in those markets **Potential impact:** increased investment in training and capability would be required to ensure advertising and marketing content is compliant	**Key assumptions:** government regulation of environmental advertising and marketing claims would likely be widespread, in addition to a significant rise in consumer and client concern around credibility. There would be widespread risk of litigation and the potential for revenue losses should our reputation for credibility be jeopardised **Potential impact:** investment in localised training and capability would be required to ensure advertising and marketing content is compliant	**Policies, procedures and culture (page 94):** the misrepresentation of environmental issues is governed by our Code of Conduct **Work with integrity (page 27):** we continue to develop and implement internal tools, including our Green Claims Guide, to help our people make effective environmental claims which are not misleading in any way **Accepting new assignments (page 27):** our Assignment Acceptance Policy and Framework provides guidance on how to conduct due diligence in relation to clients and any work we are asked to undertake Additional information can be found in the Clients section of our 2023 Sustainability Report

KEY ◆ Risk ◇ Opportunity ◐ Medium term ● Long term

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES CONTINUED

RISK OR OPPORTUNITY	POTENTIAL IMPACT AND RESILIENCE: HIGH CARBON SCENARIO	LOW CARBON SCENARIO	VERY LOW CARBON SCENARIO	MANAGEMENT
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental				
◆◐● **Area of potential impact:** Revenue WPP serves some clients whose business models are under increased scrutiny, for example energy companies or associated industry groups who are at different stages of the decarbonisation process. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards We are currently unable to isolate the impact of climate change from other variables and therefore do not publish a quantified range of impact	**Key assumptions:** government regulation of environmental advertising and marketing claims would be limited. There would be little risk of litigation **Potential impact:** we continue to develop training to support credible environmental claims to respond to consumer and client concerns around credibility	**Key assumptions:** government regulation in a limited number of markets could outline definitions of high-carbon products or services that cannot be advertised, but this would be restricted to the most carbon-intense instances. The risk of litigation would increase in those markets **Potential impact:** there would likely be an increased risk associated with working on client briefs perceived to be environmentally detrimental. Increased investment in training and capability would be required to ensure advertising and marketing content is compliant	**Key assumptions:** government regulation in a large number of markets may outline definitions of high-carbon products or services that cannot be advertised and this covers a larger number of instances **Potential impact:** there would be a significant increased risk associated with working on client briefs perceived to be environmentally detrimental. Investment in localised training and capability would be required to ensure advertising and marketing content is compliant	**Accepting new assignments (page 27):** our Assignment Acceptance Policy and Framework provides guidance on how to conduct due diligence in relation to clients and any work we are asked to undertake Additional information can be found in the Clients section of our 2023 Sustainability Report

KEY ◆ Risk ◐ Medium term ● Long term

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METRICS AND TARGETS

Metrics and targets are used by WPP to assess and manage our climate-related risks and opportunities. As part of the process of preparing this disclosure, we have considered the metrics set out by the TCFD in tables A1.1, A1.2 and A2.1 of the TCFD recommendations. In 2023, we added a new metric to track delivery of green claims training.

WPP risk or opportunity	Risk or opportunity type	Internal time horizon alignment	
Increased frequency of extreme weather and climate-related natural disasters	Physical risks	Metric	12% of headcount located in countries at 'extreme' exposure to the physical impacts of climate change in the next 30 years (2022: 11%)
Changes in regulation and reporting standards	Transition risks	Target	In 2024, conduct a double materiality assessment in line with the EU CSRD to determine the materiality of various climate-related issues. See About Our Reporting page 55
Delivering net zero commitments	Greenhouse gas emissions	Target	Achieving net zero in our own operations (Scope 1 and 2) by 2025 and across our supply chain (Scope 3) by 2030, including emissions from media buying – an industry first
		Target	Reducing absolute Scope 1 and 2 emissions by 84% by 2025 and absolute Scope 3 emissions – including media buying – by 50% by 2030, both from a 2019 base year
		Target	Sourcing 100% of our electricity from renewable sources by 2025
		Metric	Absolute Scope 1 and Scope 2 emissions (see Carbon Emissions Statement – page 69)
		Metric	Scope 1 and 2 carbon emissions per person and per unit of revenue (see Carbon Emissions Statement – page 69)
		Metric	Scope 3 carbon emissions (see 2023 Sustainability Report)
		Metric	88% electricity purchased from renewable sources (2022: 83%)
	Capital deployment	Target	Deployment of first year of Net Zero Transition Plan
	Remuneration	Metric	Integration of performance on Scope 1 and 2 carbon reduction targets in executive remuneration (see Compensation, Succession and Evaluation – from page 152)
	Internal carbon prices	Metric	£6.93 per tCO_2e associated with business air travel recharged to WPP agencies (2022: £6.01 per tCO_2e)
Increased demand for sustainable products and services	Climate-related opportunities	Metric	82% of our top 50 clients have set or committed to set science-based carbon reduction targets (2022: 78%)
Achieving resource efficiencies through cutting our carbon footprint and improving energy efficiency	Climate-related opportunities	Target	Sourcing 100% of our electricity from renewable sources by 2025
		Target	75,000 employees in net zero campuses by 2025
Increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content	Transition risks	Metric	Expand the delivery of Green Claims training, with focus on clients in higher risk and higher emissions sectors (2022: N/A)
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental	Transition risks		

Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2023. For PwC's 2023 Limited Assurance report and the WPP Sustainability Reporting Criteria 2023, see wpp.com/sustainabilityreport2023

KEY Target Metric

CARBON EMISSIONS STATEMENT

EMISSIONS AND ENERGY[1, 3]

CO_2e EMISSIONS BREAKDOWN (TONNES/ENERGY (MWh)

		2023						2022	2021	2019
Emissions source		UK[2]		Non-UK		Total		Total	Total	Total
Continuing operations		Energy MWh	Tonnes of CO_2e	Energy MWh	Tonnes of CO_2e	Energy MWh	Tonnes of CO_2e	Tonnes of CO_2e	Tonnes of CO_2e	Tonnes of CO_2e
Scope 1	Natural gas	7,765	1,574	10,918	2,213	18,683	**3,787**	4,443	5,071	6,299
	Diesel and heating oil	5	1	1,898	493	1,903	**494**	698	638	541
	Company cars (centrally contracted)	N/A	5	N/A	4,246	N/A	**4,251**	4,911	4,429	
	Sub-total Scope 1	**7,770**	**1,580**	**12,816**	**6,952**	**20,586**	**8,532**⊙	**10,052**	**10,138**	18,175
	Company cars (local contracts)	N/A	17	N/A	2,805	N/A	2,822	4,054	3,154	
	Total Scope 1	**7,770**	**1,597**	**12,816**	**9,757**	**20,586**	**11,354**	**14,105**	**13,292**	**25,015**
Scope 2	Standard electricity (location based)[4]	0	0	18,062	7,969	18,062	7,969	10,431	20,602	56,421
	Green and renewable electricity (location based)[4]	14,735	3,051	111,995	42,886	126,730	45,937	41,558	34,150	27,324
	Heat and steam[4]	32	6	10,063	1,808	10,095	1,814	1,964	1,238	1,820
	Total Scope 2 (location-based emissions)[4]	**14,767**	**3,057**	**140,120**	**52,663**	**154,887**	**55,720**⊙	**53,953**	**55,990**	**85,565**
	Standard electricity (market based)[4]	0	0	18,062	8,154	18,062	8,154	10,032	20,602	60,750
	Green and renewable electricity (market based)	14,735	0	111,995	0	126,729	0	0	0	0
	Heat and steam[4]	32	6	10,063	1,808	10,095	1,814	1,964	1,238	1,820
	Total Scope 2 (market-based emissions)[4]	**14,767**	**6**	**140,120**	**9,962**	**154,887**	**9,968**⊙	**11,996**	**21,840**	**62,570**
Total Scope 1 and 2	Total Scope 1 and 2 (location based)[4]	**22,537**	**4,654**	**152,936**	**62,420**	**175,473**	**67,074**	**68,059**	**69,282**	**110,580**
	Total Scope 1 and 2 (market based)[4]	**22,537**	**1,603**	**152,936**	**19,719**	**175,473**	**21,322**	**26,102**	**35,132**	**87,585**
Scope 3	Business air travel (centrally contracted flights)	N/A		N/A		N/A	59,793⊙	34,315	11,421	122,967
	Business air travel (locally contracted and uplifted)						15,894	21,347		
	Total Scope 3						**75,687**	**55,662**	**11,421**	**122,967**

WPP'S CARBON INTENSITY (TONNES OF CO_2e)

Intensity metric		UK		Non-UK		Total	2022	2021	2020
Total Scope 1 and 2	Tonnes per full-time employee (market based)[4]	N/A	0.12	N/A	0.20	0.19	0.23	0.32	0.82
	Tonnes per £m revenue (market based)[4]	N/A				1.44	1.81	2.74	6.62
Scope 3	Tonnes per full-time employee	N/A				0.67	0.48	0.10	1.15

Notes

1 Our carbon emissions statement has been prepared in accordance with the Greenhouse Gas Protocol and aligns with the Scope 2 market-based emissions methodology guidance. Our reporting incorporates carbon dioxide equivalent emissions from building energy use and business air travel. Emissions data is included for all operations where WPP have control of the entity, either through majority ownership of the equity share capital or through other facts and circumstances that lead to the conclusion that WPP has power over the investee

2 This year, in line with UK Streamlined Energy and Carbon Reporting (SECR) requirements, we have calculated our energy use and emissions for UK markets, showing in a separate column

3 Additional information on our carbon emissions methodology is included in our Sustainability Report and Reporting Criteria on our website (wpp.com/sustainability)

4 2022 energy metric restated in line with the procedures set out in the WPP Sustainability Reporting Criteria 2023. For details of the nature and impact of the restatement, see page 61

⊙ Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2023. For PwC's 2023 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2023, see www.wpp.com/sustainabilityreport2023

PUBLIC POLICY

Business can make a valuable contribution to the public policy debate

To protect the public interest, it is important that we conduct all lobbying with integrity and transparency.

Most of our public policy work is carried out for clients by our public affairs businesses, including lobbying public officials and influencing public opinion. We also advocate on issues that affect our business, people and wider stakeholders.

Our agencies engaged in public affairs include BCW, Hill & Knowlton and FGS Global. The majority of this work takes place in the US, UK and EU, although many clients are multinational businesses operating in many countries.

OUR STANDARDS

Our Code of Business Conduct and Political Activities and Engagement Policy govern our political activities. They commit us to acting ethically in all aspects of our business, and to maintaining the highest standards of honesty and integrity. Political activities should be conducted legally, ethically and transparently, and all related communication should be honest, factual and accurate. Our policies apply to all agencies and employees, at all levels.

Our Group Chief Counsel has responsibility for developing and implementing our Political Activities and Engagement Policy and public reporting procedures. Agency CEOs and CFOs in each country or region are responsible for implementing the policy locally.

Any third parties conducting political activities on behalf of WPP or our agencies must comply with the policy. Third parties are required to complete WPP mandatory ethics training or equivalent within their own organisations.

WPP agencies comply with all applicable laws and regulations governing the disclosure of public affairs activities. In the US, this includes the Lobby Disclosure Act and the Foreign Agent Registration Act, which are designed to achieve transparency on client representation and require lobbying firms to register the names of clients on whose behalf they contact legislators or executive branch personnel. A number of our agencies are listed on the EU Transparency Register of lobbying activities. Our agencies in the US whose sole or primary business is lobbying have representatives of both major political parties among senior management.

Many of our agencies are members of professional organisations and abide by their codes of conduct. Examples include the UK Association of Professional Political Consultants and the European Public Affairs Consultancies' Association.

We will not undertake work that is intended to mislead, and always seek to identify the underlying client before taking on work. Our Assignment Acceptance Policy and Framework provides guidance to our leaders and people about how to conduct additional due diligence in relation to clients and any work we are asked to undertake (see page 27).

LOBBYING AND POLITICAL ADVOCACY

We occasionally directly contribute to the debate on public policy issues relevant to our business, people and wider stakeholders. For example, we are part of the Race to Zero campaign managed by the UNFCCC. We engaged with the UK Government on its AI regulatory framework by contributing to the public consultation, participating in ministerial roundtables, and providing insight into AI systems. Where relevant we contributed to the public policy debate through trade bodies, such as the Federal Trade Commission's updated Green Guides, or the EU's rules on late payments.

We also support clients' advocacy on a wide range of issues including LGBTQ+ rights, through both pro bono and paid work. Our agencies contribute to public policy debate in areas where they have expertise and a special interest, such as privacy, data protection and AI issues.

WPP agencies must implement clear procedures for employing serving or former politicians, including a six-month 'cooling-off' period for people joining WPP from public office or the public sector.

POLITICAL CONTRIBUTIONS

WPP agencies are not permitted to make direct cash donations. Other political donations can only be made with the prior written approval of a WPP Executive Director. Donations must be reported to WPP's legal function before they are made, to confirm they comply with this policy and to obtain the necessary approvals.

POLITICAL ACTION COMMITTEES

In countries where it is consistent with applicable law, individuals working at WPP agencies may make personal voluntary political contributions directly to candidates for office. BCW and FGS Global also maintain political action committees, which accept voluntary donations from their people to support political candidates. In 2023, these committees made disbursements worth $164,389 (data from fec.gov).

MEMBERSHIP OF TRADE ASSOCIATIONS

WPP and our agencies are members of industry groups, business associations and other membership organisations with robust governance processes. WPP agencies must nominate a senior manager to manage and oversee trade association relationships.

We actively support initiatives and projects that align with our values and priorities, such as the Global DEI Census, Ad Net Zero and Global Alliance for Responsible Media. This can help accelerate progress across the industry. For example, we are working with trade bodies to agree a consistent and transparent methodology for calculating emissions from media placement.

WPP's memberships include: 30% Club, Accounting for Sustainability, the American Benefits Council, Business Disability Forum, Business in the Community, Champions of Change Coalition, China-Britain Business Council, Global Equity Organization, Institute of Business Ethics, Living Wage Foundation, Media Trust, RE100, UN Global Compact, Unmind, The Valuable 500, Women on Boards and Partnership for Global LGBTIQ+ Equality.

At a local level, our agencies are often members of local advertising, PR, public affairs and market research industry associations, as well as national chambers of commerce and business councils.

SUPPLY NETWORK

Creating an inclusive, sustainable, ethical and diverse network of suppliers

The wide range of services we offer and our organisational structure mean we have to manage a complex and dynamic supply chain.

We work with more than 60,000 parent companies across our supply network. Our suppliers fall into two main categories: those providing goods and services such as IT, telecommunications and travel, and those used in client work such as production and media.

In 2023 our newly expanded responsible procurement team strengthened how we manage environmental, social and governance issues in our supply chain, focusing on supply chain risk, carbon reduction and supplier diversity.

SUPPLY CHAIN RISK

We continually assess our supply chain risk, and have established due diligence processes to help us select suppliers that meet our responsible sourcing standards.

In 2023, we developed and rolled out a refreshed risk assessment methodology and mitigation framework, alongside workshops to help us identify and rank risks across each supply category. The next phase will assess key suppliers in each category, formulating plans to manage specific supplier risks.

Suppliers are asked to sign a copy of WPP's Code of Business Conduct or prove equivalence within their own policies as a pre-condition to engagement to confirm they will comply with its principles.

Our Code of Business Conduct requires suppliers to apply similar standards to companies within their own supply chains, including evidencing diversity and social responsibility in their cultures, behaviours and attitudes.

WPP also includes a right-to-audit provision in the supplier documentation and/or standard terms and conditions of contract.

CARBON REDUCTION

We are committed to halving carbon emissions across our supply chain by 2030, from a 2019 baseline. We know that the complex nature of our supply chain makes this target ambitious, but it's one we are determined to reach.

In 2023 we commissioned sustainability consultancy Anthesis to help map our indirect suppliers' carbon footprint, identifying those 'carbon strategic suppliers' we can engage with to help bring down their emissions. It revealed that around 800 suppliers make up 80% of our total indirect purchased goods and services CO_2e emissions – giving us a clear strategy to work with these suppliers to understand their emissions reduction plans. This will remain a priority in 2024 and beyond.

SUPPLIER DIVERSITY

We are committed to including Certified Diverse Suppliers (CDS) in our purchasing lifecycle, both internally and for the benefit of our clients.[1]

We partner with Supplier.IO to actively search and include CDS in our sourcing process. In addition, we are now in our third year of working with MSDUK (Minority Supplier Development UK) on its Integrated Supply Chain Accelerator scheme, hosting the Accelerator programme in January 2024. This initiative means we are one of four major industry leaders collaborating to find ways of embedding an ethos of diversity in our ways of working.

HUMAN RIGHTS

Respect for human rights is a fundamental principle for WPP. In our business activities we aim to prevent, identify and address negative impacts on human rights. We look for opportunities to promote and support human rights, including children's rights, through our business activities and in areas such as our pro bono work.

All WPP agencies must comply with our Human Rights Policy Statement, which reflects international standards and principles including the UN Guiding Principles on Business and Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and UNICEF's Children's Rights and Business Principles.

Our most direct impact on human rights is as a major employer. We recognise the rights of our people, including those relating to freedom of association and collective bargaining, and do not tolerate harassment or any form of forced, compulsory or child labour.

We work with clients to manage any human rights risks from marketing campaigns, for example by protecting children's rights in relation to marketing. We will not undertake work that is intended to mislead on human rights or any other issue.

MODERN SLAVERY

We do not tolerate any form of modern slavery or human trafficking in any part of our business or supply chain.

Modern Slavery Act Transparency Statement, wpp.com/sustainability/modern-slavery-act-statement

We recognise the prevalence of modern slavery across all countries. To strengthen how we identify and manage modern slavery risk in our indirect supply chain, we recently partnered with third-party service provider SlaveCheck, who identify and flag any potential slavery risks or incidences within global supply chains.

We also introduced new mandatory modern slavery training, which was completed by all group procurement employees.

Our global Supplier Agreement includes a specific clause relating to modern slavery compliance. We reserve the right to terminate a contract with any supplier found to breach or fail to comply with any legislation relating to modern slavery.

See more in the Supply Chain and Human Rights sections of our 2023 Sustainability Report

1 We define CDS as minority-owned, women-owned, veteran-owned, LGBTQ-owned, service disabled, historically underutilised businesses and small businesses

OUR WORK IN SUSTAINABILITY

We believe the work we do can help change the world for the better, from shifting attitudes to food waste to promoting new accessible devices

The next seven pages showcase some of our best sustainability-focused campaigns from 2023



AUGMENTAL'S MOUTHPAD^
Changing the game in assistive technology 74


RACE FOR
1083
RACE FOR
1085
RACE

CANCER RESEARCH UK
Using the power of data to maximise charity fundraising 75



NOTCO: NATURAL LIFE EXPECTANCY
How AI helped promote alternatives to meat 76


makro
FRIED / ICE CREAM / TEMPURA / CUPCAKE

MAKRO: LIFE EXTENDING STICKERS
Data visualisation to help reduce food waste 77


HEAVEN FISH
FROM YORO
HEAVEN FISH | FROM YORO

REGAL SPRING: HEAVEN FISH
Turning a unique phenomenon into an opportunity for local communities 78



LANDOR: {ACCESS}ORIES
A new standard for accessible design 79

AUGMENTAL'S MOUTHPAD^

Changing the game in assistive technology

OFFER
TECHNOLOGY

AGENCY
WUNDERMAN THOMPSON (VML), PERU

CLIENT
AUGMENTAL







THE QUESTION

According to the World Health Organization, in Peru an estimated 250,000 to 500,000 people suffer a spinal cord injury every year. Despite advancements in assistive technologies, many struggle with restricted computer control and access to web-based services. As a result, they often experience reduced autonomy and the sense of frustration that goes with it.

THE ANSWER

Augmental's Mouthpad^ is an inspiring, inclusive design innovation opening up a new way for people with disabilities to interact with the world. The simple device sits comfortably in the mouth, allowing users to control a wide range of Bluetooth-linked devices with their tongue.

The tongue offers an alternative for interacting with digital platforms. Its dexterity and sensitivity can generate a wide range of movements, enabling control of computers, smartphones, tablets and other electronics in the same way as a fingertip touchpad.

Wunderman Thompson provided brand support and brand experience for Augmental's MouthPad^, led by the team in Peru and working with the agency's inclusive experience practice.

THE IMPACT

1.3bn
media impressions

1k
pre-orders in the first week

188k
organic impressions in one week

Awards
Grand Prix & Silver Cannes Lions 2023

Scan the QR code



CANCER RESEARCH UK

The power of data

OFFER
DATA

AGENCY
GROUPM NEXUS, ESSENCEMEDIACOM, UK

CLIENT
CANCER RESEARCH UK

THE QUESTION

When Cancer Research UK relaunched its biggest fundraising drive, Race for Life, two key questions drove the campaign: how to better target men, and how to be locally relevant – most participants don't travel more than 10 miles for a race.

THE ANSWER

Data. And the cross-channel platform from GroupM Nexus, Unmissable. By overlaying location-based data, audience insights, YouGov data and client first-party data, Unmissable powered hyper-local ads on a national scale, supported by fluid budget allocation in real time.

This guaranteed that ads were seen at the right frequency at each race location, no matter the channel or device. To minimise wastage, media across all channels was switched off just before each race took place. Spend was then redistributed to continue supporting active races. The client's real-time sign-up data was used to identify which events needed further support, boosting sign-up performance.

THE IMPACT

Two-thirds of those exposed to an ad took action, with one in five making a donation. This granular, data-driven approach to media and messaging is set to transform how Cancer Research supports future fundraising events.

6x
uplift in sign-up intent amongst males

75%
uplift in audience engagement

Scan the QR code


REAL WOMEN WEAR MUD
REAL WOMEN WEAR MUD


RACE FOR
1083
RACE FOR
1085


1060
1129


15:21
Follow
Race for Life
@raceforlife
Posts
Replies
Media
Likes
Race for Life @racefo... · 03/08/2023
We all have a reason ❤️ #RaceforLife
Race for Life 2023 starts today!
1
2
17
2K
Race for Life @racefo... · 01/08/2023
"Life is full of challenges but with a positive mindset and a little help from your friends, cancer doesn't have to hold you back!"

NATURAL LIFE EXPECTANCY

Using AI to imagine farm animals growing old

OFFER
AI COMMUNICATIONS

AGENCY
AKQA BLOOM, US

CLIENT
NOTCO



THE QUESTION
When was the last time you saw an old cow, pig or chicken?

THE ANSWER
Most people have never seen old farm animals, because they only live a fraction of their natural lives in the food industry. NotCo, a global food tech company, is on a mission to eliminate animals from the food system by using AI to recreate flavours and textures of animal products using only plants.

Alongside AKQA Bloom, the company decided to educate people that, if allowed to, cows can live up to 48 years, pigs up to 23 years and chickens up to 20 years. To imagine these animals growing old, Bloom used AI to create a series of photographic portraits of elderly farm animals. The campaign was created using a combination of AI tools including Midjourney and Stable Diffusion.

The hyper-realistic images were seen on social media, billboards and print advertisements across the US, Chile, Brazil, Canada, Mexico and Argentina.

THE IMPACT

30%
increase in sales

430m
media impressions

Scan the QR code



/imagine a 48 year old cow
NotCo
/imagine a chicken growing old
NotCo
/imagine a sheep growing old, like we do
NotCo

LIFE EXTENDING STICKERS

Data visualisation inspired by nature

OFFER
BRAND EXPERIENCE

AGENCY
GREY, COLOMBIA

CLIENT
MAKRO COLOMBIA

THE QUESTION

In Colombia, fruit and vegetables make up 40% of the country's food waste. Many are still perfectly usable – if you know what to do with them. Preconceived ideas that fruit and veg must be perfectly ripe were causing a huge waste of resources.

THE ANSWER

Makro Colombia wanted to extend the shelf life of its products and encourage consumers to consider buying fruit beyond their normal preference for ripeness. Grey Colombia worked with them to produce Life Extending Stickers. Simple, low-cost, low-tech fruit stickers.

Each sticker shows a range of colours, from underripe to overripe, for the fruit or veg it is attached to. For each colour there is a suggestion of what to do with it – everything from cupcakes to soup to tempura. And if customers want to take things hi-tech, they can check Makro Colombia's Instagram feed for corresponding recipes.

A simple but impactful way to reduce food waste.

THE IMPACT

85k
interactions on social media

25
countries with earned media coverage

Awards
Gold
Cannes Lions 2023

Scan the QR code




makro | FRIED | ICE CREAM | TEMPURA | CUPCAKE
makro | SALAD | CAKE | MILKSHAKE
makro | BAKED | GUACAMOLE | SAUCE
makro | TEMPURA | SALAD | SOUP


makro | LEMONADE | CEVICHE | CHILI | COCKTAIL


HEAVEN FISH FROM YORO
HEAVEN
FISH
YORO

HEAVEN FISH

Turning a unique phenomenon into an opportunity

OFFER
BRAND IDENTITY

AGENCY
OGILVY, HONDURAS

CLIENT
REGAL SPRINGS

THE QUESTION

Every year for the past 100 years, it seems a strange phenomenon occurs in the region of Yoro, Honduras. Fish appear on the streets. And they are said to have fallen from the sky. The locals call it lluvia de peces, the rain of fish. Some say it's a miracle. We say it's an economic opportunity for the people of Yoro.

THE ANSWER

Yoro is a largely rural area where most people earn about $1 a day. Ogilvy worked alongside Regal Springs, a leader in sustainable fish production, to create a new brand and product that turns the 'miracle' of the rain of fish into a source of income for Yoro residents.

Enter Heaven Fish. When the fish appear, locals gather them and take them straight to their local Regal Springs centre, where they are cleaned, processed and packaged in containers mostly made from local banana peels. Heaven Fish is then sold at restaurants and markets around the country. Registered with a protected designation of origin, the people of Yoro have exclusive rights to distribute these ever more valuable fish for the benefit of their families and community.

THE IMPACT

80+
Honduran markets selling Heaven Fish

200+
distribution alliances

80%
of revenue goes to Yoro's residents



Scan the QR code


HEAVEN
FISH

{ACCESS}ORIES

One size fits one

OFFER
BRAND-LED INNOVATION

AGENCY
LANDOR, WORLDWIDE

THE QUESTION

We spend 113,760 minutes of our lives brushing our teeth. For the 360 million people living with dexterity challenges worldwide, this activity can be a daily pain. Could we help rapidly solve this challenge?

Scan the QR code


Create
your shape





THE ANSWER

Landor created {access}ories, a new standard for accessible design, using transformative innovations in oral care design, technology and manufacturing to make oral health accessible to all, now.

{access}ories are adaptive add-ons that can be applied to any electric or manual toothbrush to make it both accessible and desirable. People personalise their handles through an easy-to-use digital platform that iterates and refines solutions for each individual. With three different dimensions across six handle shapes and over 500 variants, the interface accommodates the many different dexterity challenges, making {access}ories a truly one-size-fits-one solution.

By producing {access}ories with 3D printing technology, Landor challenged typical manufacturing processes to provide essential solutions by designing on demand.

THE IMPACT

TIME Magazine named {access}ories as one of the best inventions of 2023.

> **"THIS PROJECT HAS GREAT POTENTIAL FOR DESIRABLE ORAL CARE, IMPROVING THE DAY-TO-DAY LIVES OF ANYONE LIVING WITH ARTHRITIS OR SIMILAR CHALLENGES"**
>
> **Arthritis Action**



WPP FINANCIAL PERFORMANCE

Our performance in 2023 was resilient across a range of key metrics, despite macroeconomic pressures

In this section

CHIEF FINANCIAL OFFICER'S STATEMENT



"THE STRATEGIC INITIATIVES WE ARE IMPLEMENTING WILL SUPPORT OUR AMBITION TO DELIVER MORE PROFITABLE GROWTH OVER THE MEDIUM TERM"

Joanne Wilson
Chief Financial Officer

Focusing on innovation, scale and efficiency to drive more profitable growth and higher cash generation

PROGRESS IN 2023

We delivered a resilient performance in 2023 – despite a challenging macroeconomic environment and lower spending from key technology clients – with top-line growth, an improved margin on a constant currency basis and stronger cash generation.

Our business in the US felt the most significant impact from lower spend from technology clients, with a decline in like-for-like revenue less pass-through costs of 2.8%. Outside the US our like-for-like revenue less pass-through costs grew 3.3%, with strong performance in the UK and India offsetting a decline in China.

Strong cost control and the benefits of our 2020 transformation plan enabled us to deliver a headline operating profit margin in 2023 in line with our original margin guidance of 15% margin on a constant currency basis. This represented an underlying margin improvement of 0.2 percentage points.

We also continued to prioritise organic investment in the business including in our client-facing technology and data offer delivered through our AI-powered marketing operating system, WPP Open.

Cash flow performance in 2023 was stronger than the prior year with adjusted operating free cash flow of £1.3 billion and adjusted free cash flow of £637 million, benefitting from a favourable movement of £113 million from trade working capital in the year.

In addition to organic investment, we invested a net £280 million in initial acquisition payments for strategic M&A including the acquisition of influencer marketing agencies Goat and Obviously.

During the year £423 million was paid in dividends. As we indicated earlier in the year, our average adjusted net debt to headline EBITDA was slightly above our target range of 1.5-1.75x, at 1.83x at year end. We are focused on bringing that metric back within our target range. We ended the year with net debt broadly flat year-on-year at £2.5 billion.

It has also been a period of strategic progress, with three key initiatives: we formed VML, the largest creative agency in the world, merging VMLY&R and Wunderman Thompson; announced the creation of a leading global PR agency, Burson, from the merger of BCW and Hill & Knowlton; and initiated the next phase of simplification at our media investment business, GroupM.

This step forward in leveraging scale and simplicity means that six brand networks will represent close to 90% of WPP's revenue less pass-through costs. Our simpler structure and global, scaled capabilities will enable us to better serve our clients around the world, leveraging the depth and breadth of our creative, production, media and PR expertise, as demonstrated at our Capital Markets Day in January 2024. It will also deliver further structural cost savings for the business.

TRANSFORMATION

At our Capital Markets Day in December 2020 we set out a plan to deliver £600 million of gross savings against the 2019 cost base. We are pleased with the progress made and at the end of 2023 we had delivered around £475 million of gross savings.

Savings have come from three areas. Firstly, our operating model, where we have delivered around £152 million of savings from a simpler WPP and tighter control of personal costs. Secondly, a further £236 million of efficiency savings has been delivered from initiatives including our category-led and

CHIEF FINANCIAL OFFICER'S STATEMENT CONTINUED

global approach to procurement and our campus strategy. In the final area of savings, functional effectiveness, we have delivered £87 million of cost savings primarily as a result of our enterprise IT and finance transformation.

We continue to make good progress on our enterprise IT roadmap, including our migration to the cloud, enhancing our cybersecurity and investing in our digital workplace and IT infrastructure.

Our ERP consolidation is taking longer than we had originally anticipated, but we are encouraged by the business benefits we are starting to realise from the deployment of Workday in North America. We have evolved our ERP roadmap to reflect learnings from the past few years and we now expect the bulk of our ERP consolidation to be completed by 2026, with restructuring costs reducing accordingly.

MEDIUM-TERM FINANCIAL FRAMEWORK

At our Capital Markets Day in January 2024, we laid out a new medium-term financial framework, with four key pillars:

- accelerating our organic growth through scale and innovation
- delivering this growth more profitably from simplification and efficiencies
- consistent and stronger cash generation
- all executed within a disciplined capital allocation framework

We expect the output of this in the medium-term to be 3%+ like-for-like revenue less pass-through costs growth, 16-17% headline operating margin, and at least 85% operating cash flow conversion of headline operating profit. We will maintain our average net debt to EBITDA target ratio at between 1.5-1.75x and an investment grade balance sheet.

The strategic initiatives we are implementing – in particular the creation of VML and Burson and the further simplification of GroupM – will support our ambition to accelerate growth. We also continue to enhance and scale our global capabilities through our proprietary technology, data and AI tools, all delivered through WPP Open.

WPP has changed and developed significantly since the 2020 Capital Markets Day. Our Capital Markets Day in January 2024 was an opportunity to lay out an updated efficiency plan aligned to our new structure and building on some of the foundations laid over the past three years.

There are two key areas of savings. Firstly, structural cost savings from the creation of VML and Burson and the simplification of GroupM, which we expect to deliver around £125 million of annual net savings in 2025. Secondly, we are targeting £175 million of potential savings from efficiencies across both our back office and our commercial delivery.

Some of these efficiency savings will support continued investment in our business. Our 2024 plans include annual cash investment of around £250 million in proprietary technology including in Choreograph, our data product, service, and technology company, and further deployment of AI and other technology-led tools through WPP Open.

Cash will continue to be a key focus area for us, and the fundamentals of our business mean that we can deliver consistent and stronger cash generation. Improvement in our cash generation over the medium term will be supported by more profitable growth, lower annual capex and restructuring costs from 2025 and continued focus on our working capital management, partially offset by expected increases in cash tax.

CAPITAL ALLOCATION

We will continue to adopt a consistent and disciplined approach to our capital allocation. Our first priority is to invest in our business – particularly in technology, AI, data and in our talent – to drive organic growth.

We are maintaining our progressive dividend policy, which targets a payout of around 40% of headline EPS. To complement our organic investment, we will invest in targeted M&A opportunities that strengthen and accelerate our capabilities in high-growth areas. And finally, where we have excess cash, we will return it to shareholders, as we have demonstrated in recent years.

We are also focused on maintaining our investment grade balance sheet and a target leverage ratio of 1.5 to 1.75 times our average net debt (which excludes lease liabilities) to headline EBITDA.

In May 2023, we refinanced the November 2023 €750 million bond as planned, issuing a May 2028 €750 million bond priced at 4.125%.

In 2024, we refinanced our five-year $2.5 billion Revolving Credit Facility, and two bonds due September 2024 and March 2025, as planned. See Financial Review, page 92 for details.

For 2023, the Board proposes a final dividend of 24.4p which, together with the interim dividend of 15p paid in November 2023, would represent a full-year dividend for 2023 of 39.4p, in line with 2022 and representing around 40% of headline EPS, consistent with our policy.

See Financial Review, page 92 for details

Since joining WPP in April 2023 I have been struck by the relentless focus and excellence with which everyone across WPP and our agencies works to create value for our clients and shareholders. I believe we have a real opportunity to turn that into even greater value, and to execute more efficiently to deliver strong returns for our shareholders.

I would like to thank colleagues throughout WPP for their contribution in 2023 and for the tremendous support they have extended to me over the past year.

Joanne Wilson
Chief Financial Officer
21 March 2024

FINANCIAL OVERVIEW

Our financial priorities: driving more profitable growth, unlocking operating model efficiencies, and focusing on our cash generation; underpinned by a disciplined capital allocation framework

PROGRESS IN 2023

0.9%

Like-for-like growth in revenue less pass-through costs
(2022: 6.9%)

Strong growth in the UK and India partially offset by declines in the US, due to lower spend by technology clients, and in China, due to macroeconomic pressure

14.8%

Headline operating margin
(2022: 14.8%)

Our headline operating margin of 14.8% was stable on a reported basis, and grew 0.2 percentage points excluding foreign exchange movements, driven by disciplined cost control

73%

Adjusted operating cash flow conversion[1]
(2022: 38%)

Adjusted operating cash flow grew to £1.3 billion (2022: £0.7 billion), and conversion from headline operating profit rose, as a result of a smaller outflow on net working capital and lower share purchases

1.8x

Average adjusted net debt/ headline EBITDA[2]
(2022: 1.4x)

Our leverage ratio (average adjusted net debt/headline EBITDA) increased due to a higher level of average net debt over the year. Year-end net debt was unchanged at £2.5 billion

MEDIUM-TERM FINANCIAL TARGETS

3%+

Like-for-like growth in revenue less pass-through costs

Accelerate our organic growth
In the four years to 2023, our organic compound annual growth rate was 2.6%. We are increasing our target growth rate across the medium term to at least 3%

16-17%

Headline operating margin

Enhance profitability through simplification and efficiencies
The strategic actions we are taking to deliver structural cost savings will underpin margin expansion, and we have identified further efficiency opportunities that we will use to continue to invest in our business and support delivery of our medium-term margin target of 16-17%

85%+

Adjusted operating cash flow conversion

Consistent and stronger cash generation
The fundamentals of our business mean that we can deliver consistent and stronger cash generation, and we are introducing a medium-term target for 85% or higher conversion of headline operating profit into operating cash flow

1.5-1.75x

Average adjusted net debt/ headline EBITDA

Maintain our investment grade balance sheet
We aim to maintain our investment grade balance sheet and a target leverage ratio of 1.5 to 1.75 times

Disciplined capital allocation
- Continue to invest to drive organic growth in our business, particularly in the areas of technology, AI, data and talent
- Maintain our policy of paying a progressive dividend with around 40% payout of headline earnings per share
- Invest in targeted acquisitions that strengthen and accelerate our capabilities in high-growth areas
- Return excess cash to shareholders

1 Conversion ratio of headline operating profit of £1,750m (2022: £1,742m) as a percentage of operating cash flow before interest and tax of £1,280m (2022: £669m)
2 Average adjusted net debt/headline EBITDA (including depreciation of right-of-use assets)

KEY PERFORMANCE INDICATORS

We track our performance against business and financial factors. These indicators help our Board, management and stakeholders compare our performance against our strategic goals

We made good progress in 2023: delivering for our clients, investing in talent and capabilities, reducing our environmental impact, and achieving our transformation cost savings ahead of schedule. Some of our financial KPIs were adversely impacted by a challenging macroeconomic environment, but we remain confident about the outlook for the medium term

ALIGNING PERFORMANCE MEASUREMENT WITH STRATEGY

Performance measures are selected to align to our business strategy, and include a range of financial and non-financial metrics. Where appropriate these are reflected in our incentives (see page 144 for further detail)

STRATEGIC ELEMENTS	Lead through AI, data and technology	Accelerate growth through the power of creative transformation	Build world-class, market-leading brands	Execute efficiently to drive financial returns through margin and cash
Business KPIs				
Client satisfaction score	●	●	●	●
Digital % of media billings (GroupM)	●	●		●
New business billings	●	●		
Transformation programme gross annual savings	●	●		●
Proportion of women in executive leadership roles[1]		●	●	
Employees in shared campuses		●	●	●
Carbon emissions per person from owned operations	●			●
Share of electricity purchased from renewable sources	●			●
Financial KPIs				
Like-for-like revenue less pass-through costs growth[2]	●	●	●	●
Headline operating profit margin[2]	●	●	●	●
Like-for-like revenue less pass-through costs growth versus competitors[2]	●	●	●	●
Adjusted operating cash flow conversion[2]	●	●	●	●

1 Executive leadership roles are defined by WPP as the agency board and executive leadership population as reported through WPP's financial reporting system
2 For definitions, see Glossary on page 232

BUSINESS

Our business KPIs measure strategic progress towards meeting our purpose: building better futures for our people, planet, clients and communities

During the year we added new business billings as a KPI because it is an important indicator of our future growth

In 2023 we continued to meet clients' needs for modern marketing solutions, drove growth by attracting new clients, and operated efficiently to free up funds for reinvestment in the Company to support our future growth and profitability

We have made good progress on these measures, while making further progress on providing diverse and modern workplaces for our people and playing our part in protecting the planet

Read more on our strategic progress on pages 1 to 71

Client satisfaction score (out of 10) — 8.0

2023	**8.0**
2022	8.0
2021	8.1

Description and rationale
This measures how satisfied our clients are with our services, based on 22,000 clients' Likelihood to Recommend scores out of ten. Our ability to retain satisfied clients is a key driver of our revenue[1]

Targets and performance
In 2023 we scored 8 out 10 overall, maintaining the high levels achieved in recent years. This includes quality of work at 8.2 (2022: 8.1) and diversity, equity and inclusion at 8.3 (2022: 8.2). We aim to maintain top-quartile performance

New business billings ($bn) — 4.5

2023	**4.5**
2022	5.9
2021	8.7

Description and rationale
Billings comprise the total amounts billed to clients, plus our fees.[2] New billings measures new business from new and existing clients, net of existing client business lost, and is an important indicator of our future growth

Targets and performance
We won $4.5 billion of net new business billings in 2023. This was lower than last year, partly due to the loss of certain Pfizer creative assignments. Key wins in 2023 included Adobe, Allianz, Krispy Kreme, Mondelēz, Nestlé, PayPal, SC Johnson and Verizon

Digital % of media billings (GroupM) — 51

2023	**51**
2022	48
2021	43

Description and rationale
Billings comprise our clients' spend on media, plus our fees.[2] We measure the digital (internet-based) mix as digital platforms account for the majority of the global media market (69%), to ensure we are staying relevant to our clients

Targets and performance
GroupM's digital billings increased to 51% of its total billings in 2023, compared to 48% in 2022, driven by the rapid growth in demand from clients for digital services such as ecommerce, programmatic buying, connected TV and retail media

Gross annual savings from our transformation programme (£m) — 475

2023	**475**
2022	375
2021	245

Description and rationale
Our transformation programme is designed to simplify WPP, build greater collaboration, drive efficiency and free up funds for reinvestment in growth. Our goal was to achieve £600 million of annual cost savings against a 2019 base by 2025

Targets and performance
By the end of 2023 we delivered around £475 million of gross annual savings against a 2019 base, ahead of the originally planned £450 million. Savings have come from our operating model, including a simpler WPP and lower travel costs, and from efficiency initiatives in procurement and our campus strategy

1 Includes Kantar
2 For a full description, see Glossary on page 232

KEY PERFORMANCE INDICATORS CONTINUED

Proportion of women in executive leadership roles[1] (%) — 41

Year	%
2023	**41**
2022	40
2021	39

Description and rationale
We believe that diversity powers our creativity and growth as a business. We continue to focus on driving greater gender balance throughout the Company and, in particular, at the most senior levels. We aim to achieve equal representation of women at Board and all other levels

Targets and performance
In 2023, the proportion of women in executive leadership roles increased to 41% (2022: 40%). Across the broader workforce, more than half (53)% of senior managers are women compared with 54% in 2022

Employees in shared campuses[2] — 60,000

Year	Employees
2023	**60,000**
2022	54,500
2021	47,500

Description and rationale
Campuses bring our agencies together to make collaboration easy, support flexible and hybrid working, and give clients access to the breadth and depth of WPP talent in one location. They replace smaller offices with larger, modern units that lower our environmental footprint

Targets and performance
In 2023, around 60,000 of our people were based in 41 campuses. We expect this to rise to 75,000 in 47 campuses by 2025. This is revised from the previous target of 85,000 in at least 65 campuses, due to the rise in hybrid working

Carbon emissions per person from our owned operations (tCO_2e, Scope 1 and 2) — 0.19

Year	tCO_2e
2023	**0.19**
2022	0.23[3]
2021	0.32

Description and rationale
We support urgent action to tackle the climate crisis through the Paris Climate Agreement. We measure carbon emissions per employee, as headcount is closely linked to levels of business activity, and this allows us to reflect the impact of acquisitions and disposals without needing to adjust our baseline

Targets and performance
We are committed to reducing absolute Scope 1 and 2 emissions by 84% by 2025, and halving Scope 3 emissions by 2030. In 2023 carbon emissions per employee fell 17% compared with 2022, and by 77% since our 2019 baseline

Share of electricity purchased from renewable sources (%) — 88

Year	%
2023	**88**
2022	83
2021	74

Description and rationale
To support our carbon reduction targets we are a member of RE100, a global initiative bringing together businesses committed to 100% renewable electricity to accelerate change towards zero carbon grids at scale

Targets and performance
During 2023, we purchased 88% of our electricity from renewable sources compared with 83% in 2022, reflecting good progress towards our target of 100% by 2025

1 Executive leadership roles are defined by WPP as the agency board and executive leadership population as reported through WPP's financial reporting system
2 Defined as employees and freelancers in campuses
3 2022 energy metric restated in line with the procedures set out in the WPP Sustainability Reporting Criteria 2023. For details of the nature and impact of the restatement, see page 61

Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2023. For PwC's 2023 Limited Assurance Report and the WPP Sustainability Reporting Criteria 2023, see our 2023 Sustainability Report at wpp.com/sustainabilityreport2023

FINANCIAL

Our financial targets allow us to track the health of WPP as a whole, analysing our market performance as well as setting remuneration targets and financial guidance for investors

During the year we added adjusted operating cash flow conversion as a KPI, reflecting our increased focus on this metric

See more on our financial performance on pages 88 to 92

Like-for-like revenue less pass-through costs growth[1] (%) 0.9


2023
0.9
2022
6.9
2021
12.1

Description and rationale
This is the main measure of our strategic goal to drive growth. Like-for-like revenue growth excludes the impact of currency and acquisitions. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project, and are charged directly to clients

Targets and performance
We delivered revenue less pass-through costs growth of 0.9% in 2023, less than in 2022 due partly to lower spending from technology clients. We expect growth to be in the 0-1% range in 2024 and 3%+ annually over the medium term

Headline operating profit margin[1] (%) 14.8


2023
14.8
2022
14.8
2021
14.4

Description and rationale
This is a key indicator of our profitability. It comprises profit on trading activities, excluding certain one-off or exceptional items.[4] These items are excluded because their size and nature mask the true underlying performance year-on-year

Targets and performance
Our headline operating margin of 14.8% was stable on a reported basis, and grew 0.2 percentage points on a like-for-like basis,[2] due to disciplined cost control. In 2024, we expect a 0.2 to 0.4 percentage points improvement and to reach 16-17% over the medium term

Like-for-like revenue less pass-through costs growth versus competitors[2] (%) (0.9)


2023
-0.9
2022
-0.5
2021
0.8

Description and rationale
This measures our like-for-like growth against the average of our global marketing services peers – Dentsu, Havas, IPG, Omnicom[3] and Publicis. Our goal is to grow at a faster rate than the industry average

Targets and performance
In 2023, our growth rate was 0.9 percentage points below the average of our main peers, reflecting our relatively greater exposure to both clients in the technology sector, who have reduced spend, and to China, which remains impacted by macroeconomic pressures

Adjusted operating cash flow conversion (%) 73


2023
73
2022
38
2021
127

Description and rationale
This shows how efficiently headline operating profits are turned into operating cash after restructuring costs, capex, working capital and other cash items. Operating cash flow funds our financing and taxation requirements and supports our capital allocation policy

Targets and performance
Our medium-term target is at least 85% conversion of headline operating profit into operating cash flow. In 2023 the ratio was 73%, a significant improvement on the prior year (2022: 38%) due to a smaller outflow on net working capital

1 Reconciliations from reported revenue to revenue less pass-through costs and subsequently like-for-like revenue less pass-through costs, and from reported profit before tax to headline operating profit margin, are included on pages 223 to 225. For a full description, see Glossary on page 232
2 Like-for-like basis, excluding the impact of foreign exchange
3 Like-for-like revenue less pass-through costs growth. Omnicom data is based on revenue. This chart shows data over the last 12 months. Competitor data sourced from publicly disclosed results
4 For a full description, see Glossary on page 232

FINANCIAL REVIEW

REVIEW OF RESULTS

Reported revenue was up 2.9% at £14.8 billion. Reported revenue on a constant currency basis was up 4.4% compared with last year. Net changes from acquisitions and disposals had a positive impact of 1.2% on growth.

Like-for-like revenue growth for 2023 excluding the impact of currency, acquisitions and disposals, and the other adjustments, was 3.2%.

Revenue less pass-through costs was up 0.5%, and up 1.8% on a constant currency basis. Excluding the impact of acquisitions and disposals and other adjustments, like-for-like growth was 0.9%. In the fourth quarter, like-for-like revenue less pass-through costs was up 0.3%.

OPERATING PROFITABILITY

Reported profit before tax was £346 million, compared to £1,160 million in the prior period, principally reflecting the accelerated amortisation of previously indefinite life brands related to the creation of VML and the impairment taken as a result of the 2023 property review.

Reported profit after tax was £197 million, compared to £775 million in the prior period.

Headline EBITDA (including IFRS 16 depreciation) for the year was down 1.4% to £1,976 million. Headline operating profit was up 0.5% to £1,750 million.

Headline operating profit margin was flat year-on-year at 14.8% and up 0.2 percentage points year-on-year on a constant currency basis. Total operating costs were up 0.5% to £10.1 billion. Staff costs, excluding incentives, were up 0.1% year-on-year at £7.8 billion, reflecting wage inflation offset by lower use of freelancers. Staff costs include severance costs of £78 million (2022: £44 million). Incentive costs were down 8.5% year-on-year to £387 million, compared to £423 million in 2022.

Establishment costs were down 3.8% at £516 million, reflecting the progress in our campus programme. IT costs were up 12.6% at £698 million, reflecting investment in enterprise technology and our IT infrastructure, as well as our global client-facing technology capabilities including WPP Open, Choreograph and AI capabilities.

Personal costs rose 9.3% to £223 million, reflecting greater client-related business travel and inflationary pressures. Other operating expenses were down 0.8% at £535 million.

The average number of people in the Group in the year was 114,732 compared to 114,129 in 2022. The total number of people as at 31 December 2023 was 114,173 compared to 115,473 as at 31 December 2022.

ADJUSTING ITEMS

The Group incurred £1,219 million of adjusting items in 2023, mainly relating to the amortisation of acquired intangible assets, restructuring and transformation costs, and property and goodwill impairments. This compares with net adjusting items in 2022 of £384 million.

Goodwill impairment, amortisation and impairment of acquired intangibles and other impairment charges were £809 million (2022: £177 million), mainly related to the accelerated amortisation of indefinite life brands resulting from the VML merger. This includes accelerated amortisation charges of £431 million and £202 million for Wunderman Thompson and Y&R brands respectively.

Restructuring costs of £196 million in 2023 (2022: £219 million) mainly relate to: the Group's IT transformation; property costs associated with impairments prior to 2023; and costs related to the continuing restructuring plan, including the creation of VML and simplification of GroupM.

Charges associated with property, including the property review conducted in 2023, were £232 million and primarily relate to non-cash lease impairments in the US.

FINANCIAL HIGHLIGHTS 2023

£14.8bn
revenue
(2022: £14.4bn)

0.9%
like-for-like revenue less pass-through costs growth
(2022: 6.9%)

14.8%
headline operating margin
(2022: 14.8%)

73%
adjusted operating cash flow conversion
(2022: 38%)

This Strategic Report includes figures and ratios that are not readily available from the Financial Statements. Management believes that these non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown on pages 223 to 225 and are defined in the Glossary on page 232

INTEREST AND TAXES

Net finance costs (excluding the revaluation of financial instruments) were £261 million, an increase of £47 million year-on-year, due to higher levels of debt through the year, higher interest rates and lower investment income partially offset by higher interest earned on cash.

The headline tax rate (based on headline profit before tax) was 27.0% (2022: 25.5%) and on reported profit before tax was 43.1% (2022: 33.1%). The increase in the headline tax rate is driven by lower income from associates and changes in tax rates or tax bases in the markets in which we operate. Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.

EARNINGS AND DIVIDEND

Profits attributable to shareholders were £110 million, compared to a profit of £683 million in the prior period, principally reflecting the accelerated amortisation of previously indefinite life brands and the impairment taken as a result of the 2023 property review.

Reported diluted earnings per share was 10.1p, compared to 61.2p in the prior period. Headline diluted earnings per share from continuing operations decreased by 4.8% to 93.8p.

The Board is proposing a final dividend for 2023 of 24.4 pence per share, which together with the interim dividend paid in November 2023 gives a full-year dividend of 39.4 pence per share. The record date for the final dividend is 7 June 2024, and the dividend will be payable on 5 July 2024.

BUSINESS SECTOR REVIEW

During 2023, we reallocated a number of businesses between global integrated agencies, public relations and specialist agencies. Prior year figures have been re-presented to reflect the reallocation.

GLOBAL INTEGRATED AGENCIES

GroupM, our media planning and buying business, grew well in 2023, benefiting from continued client investment in media, with like-for-like growth in revenue less pass-through costs of 4.9% (Q4 +5.7%), partially offset by a 1.6% like-for-like decline at other global integrated agencies (Q4 -3.4%).

GroupM grew in all major regions with mid-single digit growth in ex-US markets and low-single digit growth in the US. The digital billings mix within GroupM increased to 51% (2022: 48%).

Ogilvy's performance benefited from recent new business wins including SC Johnson and Verizon, which contributed to mid-single digit growth.

Hogarth grew well benefiting from increased spend by CPG clients and growing demand for its technology and AI-driven capabilities as clients seek to produce more personalised and addressable content.

Other global integrated agencies: Wunderman Thompson and VMLY&R (which were merged in January 2024 to become VML) and AKQA felt the greatest impact from reduced spend across the technology sector and delays in technology-related projects. Revenue less pass-through costs in the retail sector was impacted by 2022 and 2023 client losses and lower spend by some retail clients in an uncertain macroeconomic environment.

REVENUE LESS PASS-THROUGH COSTS GROWTH VERSUS 2022
(%)


Like-for-like
0.9
Acquisitions
0.9
FX
-1.3
Reported
0.5

FINANCIAL REVIEW CONTINUED

PUBLIC RELATIONS

FGS Global continued to grow strongly in 2023, while Hill & Knowlton delivered modest growth lapping strong performance in 2022; partially offset by a weaker year for BCW.

SPECIALIST AGENCIES

CMI Media Group, our specialist healthcare media planning and buying agency, grew strongly, offset by declines at Landor and Design Bridge and Partners. Our smaller specialist agencies continued to be affected by more cautious client spending, including delays in project-based spending.

REVENUE ANALYSIS

£ million	2023	2022	+/(-) % reported	+/(-) % LFL[1]
Global Integrated Agencies	12,595	12,192	3.3	3.7
Public Relations	1,262	1,232	2.4	2.0
Specialist Agencies	988	1,005	(1.8)	(2.5)
Total Group	**14,845**	**14,429**	**2.9**	**3.2**

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2023	2022	+/(-) % reported	+/(-) % LFL[1]
Global Integrated Agencies	9,808	9,743	0.7	1.3
Public Relations	1,180	1,161	1.6	1.4
Specialist Agencies	872	895	(2.6)	(3.4)
Total Group	**11,860**	**11,799**	**0.5**	**0.9**

HEADLINE OPERATING PROFIT ANALYSIS

£ million	2023	% margin*	2022	% margin*
Global Integrated Agencies	1,474	15.0	1,433	14.7
Public Relations	191	16.2	192	16.5
Specialist Agencies	85	9.7	117	13.0
Total Group	**1,750**	**14.8**	**1,742**	**14.8**

* Headline operating profit as a percentage of revenue less pass-through costs

Note

1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions, disposals and other adjustments

REVENUE LESS PASS-THROUGH COSTS BY BUSINESS VERSUS 2022

(%)


Global Integrated Agencies
0.7
Public Relations
1.6
Specialist Agencies
-2.6
Total
0.5

REGIONAL REVIEW

North America like-for-like revenue less pass-through costs declined by 2.7% in 2023 reflecting lower revenues from technology clients and in the retail sector. This was partially offset by growth in CPG and telecommunications. Lower revenues from technology clients had a greater adverse impact on our integrated creative agencies, whilst GroupM grew low-single digits in the region.

United Kingdom delivered good like-for-like growth of 5.6%, building on a strong prior year performance (2022: +7.6%) with both GroupM and Ogilvy performing well. CPG and healthcare were the strongest client sectors.

In **Western Continental Europe**, Germany, our largest market, had a challenging end to the year with a more uncertain macroeconomic environment weighing on client spend in the second half. France returned to growth in Q4 after several quarters of decline as new clients were onboarded.

In **Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe**, we saw good like-for-like growth in 2023 driven by India which was up 7.7% reflecting strong double-digit growth in the second half. This was partially offset by China which declined 3.3% with a consistent level of decline across the first and second half.

REVENUE ANALYSIS

£ million	2023	2022	+/(-) % reported	+/(-) % LFL[1]
N. America	5,528	5,550	(0.4)	(0.4)
United Kingdom	2,155	2,004	7.6	6.5
W. Cont. Europe	3,037	2,876	5.6	3.8
AP, LA, AME, CEE[2]	4,125	3,999	3.1	6.3
Total Group	**14,845**	**14,429**	**2.9**	**3.2**

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2023	2022	+/(-) % reported	+/(-) % LFL[1]
N. America	4,556	4,688	(2.8)	(2.7)
United Kingdom	1,626	1,537	5.8	5.6
W. Cont. Europe	2,411	2,319	4.0	1.8
AP, LA, AME, CEE	3,267	3,255	0.3	3.7
Total Group	**11,860**	**11,799**	**0.5**	**0.9**

HEADLINE OPERATING PROFIT ANALYSIS

£ million	2023	% margin*	2022	% margin*
N. America	834	18.3	771	16.4
United Kingdom	215	13.2	187	12.3
W. Cont. Europe	258	10.7	301	13.0
AP, LA, AME, CEE	443	13.6	483	14.8
Total Group	**1,750**	**14.8**	**1,742**	**14.8**

* Headline operating profit as a percentage of revenue less pass-through costs

Notes

1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals and other adjustments

2 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

REVENUE LESS PASS-THROUGH COSTS GROWTH BY REGION VERSUS 2022 (%)


North America
-2.8
United Kingdom
5.8
Western Continental Europe
4.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
0.3
Total
0.5

FINANCIAL REVIEW CONTINUED

CASH FLOW HIGHLIGHTS

In 2023, net cash inflow was broadly neutral, compared to a £1.4 billion outflow in 2022. The main drivers of the improved cash flow performance year-on-year were a smaller outflow from investment in net working capital and lower share purchases.

A working capital outflow of £260 million (2022: £847 million) includes an adverse impact of £89 million from less favourable FX rates at the end of the year compared to the prior year. The movement in total working capital of £260 million reflects a favourable movement of £113 million in trade working capital and an outflow of £373 million from non-trade working capital, primarily reflecting year-on-year movements in bonus, landlord incentives relating to our campus programme and prepayments.

BALANCE SHEET HIGHLIGHTS

As at 31 December 2023 we had cash and cash equivalents of £1.9 billion (2022: £2.0 billion) and total liquidity, including undrawn credit facilities, of £3.8 billion. Average adjusted net debt was £3.6 billion, compared to £2.9 billion in the prior period, at 2023 exchange rates. As at 31 December 2023 adjusted net debt was £2.5 billion, against £2.5 billion as at 31 December 2022, unchanged on a reported basis and an increase of £0.1 billion at 2023 exchange rates.

We spent £54 million on share purchases during the year to offset dilution from share-based payments.

Our bond portfolio at 31 December 2023 had an average maturity of 6.2 years.

In May 2023, we refinanced the November 2023 €750 million bond as planned, issuing a May 2028 €750 million bond priced at 4.125%.

In February 2024, we refinanced our five-year Revolving Credit Facility of £2.5 billion to extend the maturity date from March 2026 to February 2029 with two further one-year extension options and no financial covenants.

In March 2024 we refinanced the September 2024 $750 million and March 2025 €500 million bonds as planned, issuing two bonds of €600 million priced at 3.625% and €650 million priced at 4.0%, due September 2029 and 2033 respectively.

The average adjusted net debt to headline EBITDA ratio in the 12 months to 31 December 2023 is 1.83x, which excludes the impact of IFRS 16.

OUTLOOK

Our guidance for 2024 is as follows:

- Like-for-like revenue less pass-through costs growth of 0-1%
- Headline operating margin improvement of 20-40bps (excluding the impact of FX)

Other 2024 financial indications:

- Mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth
- FX impact: exchange rates at 15 February 2024 imply a c.2% drag on FY 2024 revenues less pass-through costs, with no meaningful impact expected on FY 2024 headline operating margin
- Headline income from associates and non-controlling interests at similar levels to 2023
- Net finance costs of around £295 million
- Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 28%
- Capex of around £260 million
- Cash restructuring costs of around £285 million
- Working capital expected to be broadly flat year-on-year

MEDIUM-TERM GUIDANCE

In January 2024 we presented an updated medium-term financial framework including the following three targets:

- 3%+ like-for-like growth in revenue less pass-through costs
- 16-17% headline operating profit margin
- adjusted operating cash flow conversion of 85%+

For more information on our strategy see pages 1 to 71

ADJUSTED NET DEBT
(£m)



1,540
696
901
2,479
2,504
2019
2020
2021
2022
2023

ASSESSING AND MANAGING OUR RISKS

The success of our strategic objectives as discussed in this report depends to a significant extent on how we identify and address the current and emerging risks and uncertainties we face as a business.

The Board, assisted by the Audit Committee, has oversight and responsibility for our approach to risk management, which is structured through our three lines of defence model and driven by our risk governance framework, business integrity programme, culture based on the principles set out in our Code of Business Conduct, and our internal control framework.

The Audit Committee reviews and considers the principal risk list on a quarterly basis and any potential emerging risks continually throughout the year.

The Board has reviewed the design and effectiveness of this system during the year and up to the date of this report, and has carried out a robust assessment of the principal risks that could impact our business.

The system of controls described below is designed to manage and mitigate, but may not eliminate, the risk of failure to achieve our strategic objectives, and is not an absolute assurance against material misstatement or loss.

RISK GOVERNANCE FRAMEWORK

A key element of our risk governance framework is our Risk Committees. Each network has a global Risk Committee chaired by the CEO and with key senior managers participating to ensure that leadership is proactively identifying (including through risk assessments and horizon scanning) and understanding the current, new, evolving and emerging risks across businesses and the remediation steps required from time to time in certain markets. We also have a WPP Risk Committee which has oversight of all network Risk Committees and itself reports into the Audit Committee. We also have two sub-committees to focus on the detail of risks relating to data privacy, security and ethics and to controls at both WPP and network levels.

The agenda of the Risk Committees is to review, monitor and advise on: compliance with laws, regulations, internal procedures, and industry standards, including anti-bribery and corruption matters; the implementation of our compliance framework (including setting clear standards and reporting lines for the accurate and timely monitoring of exposures and certain risk types of importance); compliance policies and practices; and risks that present themselves throughout each network. This agenda is framed by our business integrity programme and internal control environment.

In order to carry out their duties comprehensively, each Risk Committee has secure access to an increasing central pool of data from, or with the potential to affect, their network. This data is crucial to their ability to recognise and monitor a full risk and compliance picture and the impact of actions taken as a result; this includes internal audit reports, internal controls over financial reporting (ICFR) results, general computing controls results, corroborated information from whistleblowers, findings

WPP'S RISK GOVERNANCE FRAMEWORK



WPP Risk Committee
Network Risk Committees
BUSINESS INTEGRITY PROGRAMME
INTERNAL AUDIT FINDINGS AND SOX TEST RESULTS
KEY RISK INDICATOR (KRI) DATA FEEDS
CERTIFICATIONS AND DISCLOSURES
WHISTLEBLOWERS AND INVESTIGATIONS
ENTERPRISE RISK MAPS
BUSINESS INTEGRITY RISK ASSESSMENT
INTERNAL CONTROLS

ASSESSING AND MANAGING OUR RISKS CONTINUED

from investigations, responses from our annual risk mapping process and the results of our annual assessment of business integrity risks.

BUSINESS INTEGRITY PROGRAMME

Our business integrity programme is central to ensuring that the policies, procedures and control environment set by the Board are understood and adhered to across all geographies and markets. It is produced by mapping resources, systems and processes against WPP's risk appetite (which the business integrity team, sitting within WPP's legal function, helps the Board and WPP Risk Committee to set), governance requirements and regulator expectations and then crafting actions from the results for both the business integrity team and the Risk Committees.

Actions for the business integrity team focus on tackling root causes of risk and include:

- In respect of resources, championing and enhancing messages and examples from global, regional and local leadership with communications, training sessions, townhalls and practical guidance, knowhow and resources for our people and providing 'on the ground' support for day-to-day queries from our networks
- In respect of systems, advising on the implementation of WPP's policies, procedures and controls (including around internal reporting and approvals) and providing a compliance lens for the design and structure of our enterprise resource planning (ERP) environment (including promoting the leverage of its functionality to restrict access to key transactions to appropriate parties and to ensure adequate segregation of duties and assets)
- In terms of processes, conducting an annual assessment of business integrity risks (which is constantly evolved in terms of which risks are within scope, the nature of assessment and the reporting and recommendations that emanate from the work), monitoring dynamic data feeds (including our financial reporting, internal audit findings and ICFR results), proactive management of self-certifications and disclosures from our people, reviewing and investigating whistleblowing reports and tracking remediation efforts

WPP'S BUSINESS INTEGRITY PROGRAMME


OUR RISK APPETITE
+
GOVERNANCE REQUIREMENTS
+
REGULATOR EXPECTATIONS

RESOURCES
- Our people: everyone is accountable
- Leadership
- Communications, training and guidance
- 'On the ground' support

SYSTEMS
- ERP environment
- Policies and controls
- Financial reporting
- Internal reporting and approvals

PROCESSES
- Business integrity risk assessment
- Identifying and monitoring dynamic data feeds
- Whistleblowing and investigations
- Internal and external due diligence
- Certifications and disclosures
- Remediation; and focus on root causes
- Disciplinary measures including impact on compensation
- Enterprise risk maps

POLICIES, PROCEDURES AND CULTURE

The quality and competence of our people, their integrity, ethics and behaviour, and the culture embedded within our businesses are all vital to our system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code, FRC guidance on risk management and internal controls, and the COSO framework.

In order to help our people make the right decisions, we provide a number of tools. The baseline reference of our policies and procedures is set out in our Policy Book, internal control bulletins, business integrity booklets and accounting guidelines. To help our people understand the ethical and business objectives set out in the WPP Policy Book, WPP has a mandatory online training programme that all our people (including freelancers working for more than four weeks) are required to complete on an annual basis. The programme comprises five modules: How We Behave; Business Integrity; Safer Data; Sustainability; and Belonging. In addition, WPP's business integrity team organises in-person and video call training sessions throughout the year on topics thought necessary or relevant such as Ethics and Integrity, Respect in the Workplace and The ABCs of ABC (anti-bribery and corruption). This top-up programme is designed and scheduled in response to data collected and reviewed by WPP's business integrity team, including from concerns raised and corroborated through investigations and our annual assessment of business integrity risks. It is underpinned with daily support on the ground from our regional compliance and ethics directors and managers.

The core of our Policy Book is our Code of Business Conduct, which is regularly reviewed by the Board and sets out the principal obligations of all of our people. As a company and as individuals we have a collective responsibility to behave in the right way, to live up to our values and to conduct our business with integrity. Our Code outlines the commitments we make to each other, our business partners, and others with a stake in what we do; equally therefore it is mirrored in our Supplier Code of Conduct, which all vendors and suppliers are required to sign up to before being onboarded.

The principles of the Code are embedded in our training courses and our senior managers are required to certify compliance with the Code on an annual basis. In 2023, WPP's business integrity team digitised the certification and disclosure process around Code compliance, with a particular focus on conflicts of interest and related party transactions.

Our ABC and Fraud Policy prohibits any form of bribery, corruption or fraud across WPP and is supported by the Advisor Payment Policy which restricts the use of advisors and details the due diligence that must be undertaken and approvals needed in the limited cases where advisors may be used. In 2024, WPP's business integrity team is updating the ABC and Fraud Policy in response to the new UK Economic Crime and Corporate Transparency Act 2023 and implementing related recommendations including around training and controls.

Our Gifts and Entertaining Policy sets limits, including on value, on what may be given or received, supported in each company by a gift register.

As noted above, our Code of Conduct for vendors and suppliers replicates all of these obligations in our supply chain. Our Policy Book also includes required practices in operational, tax, legal and human resource areas.

The application of our policies and procedures is monitored within each network and by the internal audit, legal (in particular, the business integrity team), and risk and controls functions.

Breaches are investigated by our business integrity team sitting within WPP's legal function and, where appropriate, external advisors.

WPP's business integrity team has a mandate to make recommendations to realign and support WPP's networks, where required, to manage and reduce risk. Recommended remediation can include disciplinary action, changes to systems, controls, approvals or functions, monitoring and training sessions. This approach is formalised through WPP's Whistleblowing Protocol and Investigations Protocol.

WPP's approach to performance rewards continues to support the risk management and internal control systems, reinforced by the WPP Risk Committee and the Compensation Committee.

WHISTLEBLOWING

WPP's Code of Business Conduct sets out our responsibilities to our people, partners and shareholders to act ethically and legally. We want to encourage a culture of integrity and transparency where our people make the right decisions automatically and instinctively.

Part of this culture is making sure that our people have confidence and know how to speak up and raise concerns with their managers or supporting teams, through their employee forums, WPP's business integrity team or by calling our Right to Speak hotline (which is confidential and allows for anonymity) if they experience or hear about behaviour which is at odds with the principles stated in our Code.

Every report received from a whistleblower is investigated and reported into the Audit Committee by WPP's business integrity function. In general, there has been a steady increase in the number of reports received over the past few years, though they fell year-on-year in 2022 following a particular spike in 2020 and 2021 reflecting concerns raised and connected with Covid-19 and lockdowns. In 2023, we continued to focus on our speak up culture and a total of 612 reports were received from whistleblowers (2022: 372; 2021: 494; 2020: 418), 476 of which were through the Right to Speak hotline. The most commonly raised concerns were about respect in the workplace and protection of WPP's assets.

RISK IMPACT FROM WHISTLEBLOWER REPORTS 2023

All whistleblower reports received by the Group Chief Counsel and General Counsel, Corporate Risk, which includes all Right to Speak reports, are handled in line with WPP's Whistleblowing and Investigations Protocols and logged, investigated and tracked through to a conclusion including any remediation or follow-up actions that might be required. Recommended remediation can include disciplinary action, changes to systems, controls and processes or wider review and monitoring for a particular time period.

Reports are also analysed for risk impact and root causes. Learnings generated from this analysis are converted into recommendations including for training sessions and practical resources by WPP's business integrity team and implemented together with the support and input of the

TOTAL NUMBER OF REPORTS FROM WHISTLEBLOWERS


418
494
372
612
2020
2021
2022
2023

RISK IMPACT FROM WHISTLEBLOWER REPORTS (%)


People
64
Legal and regulatory
16
Financial
8
Clients
6
Operational
5
Data privacy, security and ethics
1

ASSESSING AND MANAGING OUR RISKS CONTINUED

Risk Committees. WPP's business integrity team also merges these learnings with other data feeds (both internal such as revenue source and breakdown or margin patterns, and external such as Transparency International's Corruption Perception Index) to identify and focus on potential risk concerns.

The nature of each report, action taken and outcome is reported to the Audit Committee. WPP is committed to providing a safe and confidential way for people with genuine concerns to raise them, and to do so without fear of reprisals. WPP does not tolerate any retaliatory behaviour against individuals reporting concerns and is equally committed to preserving the anonymity of an individual who makes a report and does not wish to have their identity revealed.

The consequences of misconduct or retaliation range from individual performance management, training for a business or an office and one-on-one training or coaching for an individual through to staff relocation and staff dismissal.

RISK MANAGEMENT

We use a 'three lines of defence' model in relation to risk management.

1. COMPANY REVIEWS

Each network undertakes monthly and quarterly procedures and day-to-day management activities to review its operations and business risks, supported by our policies, training and guidance on required internal controls over financial reporting and monitoring controls and reviews within its network.

In addition, our companies must maintain and update documentation on their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with IT and financial controls and controls over security of data and the provision of timely and reliable information to management.

The information collated feeds up to each network's Risk Committee which uses it to assess and monitor current risk exposures, identify new risk types and any that rise to principal risk level, set future risk strategy, and compile it into reporting and insights for the WPP Risk Committee and executive management.

2. EXECUTIVE MANAGEMENT REVIEWS

The network reviews are formally communicated to executive management in monthly reports and quarterly review meetings and, in turn, to the Board. At each Board meeting, the management team presents a business review of each of the operations, including an assessment of the risks in each business and details of any change in the risk profile since the last Board meeting.

The business review includes: the possibility of winning or losing major business; succession and the addition or loss of a key employee; regulatory changes; sustainability, including risks relating to marketing ethics, privacy, diversity and employment; political instability; and changes in accounting or corporate governance practice.

To add to this, the WPP Risk Committee, supported by the business integrity team, has evolved our enterprise-wide risk management process through the design and build of a risk analytics platform. This sits over data feeds and alongside refreshed risk appetite statements and tolerances, and incorporates our internal risk management framework including around policies, controls and reporting (whether through disclosures, monitoring, audit work, investigation work or internal reporting processes). The resulting dashboard analysis allows risks to be monitored and tracked across all businesses and markets and feeds into the regular risk discussions of executive management, the Audit Committee and the Board.

In addition, the Risk and Controls Group remains focused on driving continuous improvement in WPP's internal control environment, looking at the design and implementation of internal financial controls as well as controls that support WPP's risk framework and transformation programmes.

3. INTERNAL AUDIT AND AUDIT COMMITTEE OVERSIGHT

The internal audit function, with Audit Committee oversight and external resource as required, provides an independent review of risk management and internal control via internal audits and management of the testing programme for ICFR.

LINES OF DEFENCE

FIRST LINE OF DEFENCE	SECOND LINE OF DEFENCE	THIRD LINE OF DEFENCE
Functions that own and manage risk	Functions that oversee or specialise in risk management and business integrity	Functions providing independent assurance, in particular internal audit

VIABILITY STATEMENT

RISK ASSESSMENT

ASSESSMENT OF PROSPECTS

An understanding of the Group's business model and strategy detailed on pages 9 and 20 is central to understanding its prospects.

The Directors assess the Group's prospects on a regular basis through the financial reporting and planning process, agency reviews at each Board meeting, quarterly reviews of the agencies by the executive team and ongoing reviews of the Group's profitability, cash flows and funding requirements. The Board reviews the longer-term risks and opportunities for the Group discussed in the Strategic Report and considered these in greater depth at a Board strategy session in 2023, which covered changes in the macroeconomic environment, the potential impact of data, commerce and AI upon clients' marketing activities, technological disruption and the Group's working culture, the impact of climate change and increased regulation. The Board has also considered the ongoing economic and geopolitical impacts of the conflicts in Ukraine and Gaza.

VIABILITY STATEMENT

The Directors' assessment of the Group's viability has been made over a three-year period. This period has been chosen as it aligns with the period in which we believe our principal risks tend to develop, and is in line with the structure of long-term management incentives and the outputs from the long-range business planning cycle.

The Directors' assessment has been made with reference to:

- The Group's principal risks and how these are managed and the impact of a principal risk materialising
- The ongoing reviews, short-term notice periods or assignment nature of many of the client engagements
- The Group's current financial position, prospects and strategy
- The ongoing transformation programme updated in this report
- The changes taking place in our industry
- The long-term impact of technological disruption
- The ongoing simplification of the Group structure and improvements in our integrated service offering to clients
- The volatility of global economic conditions as a consequence of the ongoing economic and geopolitical impacts of the conflicts in Ukraine and Gaza
- The impact on the Group of epidemics or pandemics including restrictions on businesses, social activities and travel, and the resulting impact on the economies in which the Group operates, our clients and demand for our services

In testing the viability of the Group, we have undertaken a robust scenario assessment of the principal risks which could threaten the viability or existence of the Group. The ongoing impact of the conflicts in Ukraine and Gaza has been considered. In the scenario modelling of the principal risks, we have stress-tested our forecast cash flows to reflect the potential impact of one or more of the Group's principal risks occurring and leading to client loss, loss of reputation, contract breach, our inability to win new business, and the impact of a revenue less pass-through costs decline.

The Group's forecasts and projections took account of: (i) reasonably possible declines in revenue less pass-through costs; and (ii) remote declines in revenue less pass-through costs for stress-testing purposes; and considered the Group's liquidity headroom including the suspension of share buybacks, dividends and acquisitions.

A range of revenue less pass-through cost declines have been modelled up to a decline of 31% compared with the year ended 31 December 2023, followed by a small rebound in growth for 2025 (0.1% above plan) and at previously expected levels from 2026 to 2027. In the most extreme scenarios tested, the Directors have considered the further actions that could be taken to mitigate negative cash flow impact and ensure additional liquidity, including cost mitigations of 70% of the decline in net sales and the suspension of share buybacks and dividends. The Directors have assumed that the Company will be able to refinance existing bonds and, as a result, the Group will continue to operate with sufficient liquidity available. However, the long-term viability of the Group could be impacted by other as yet unforeseen risks and the mitigating actions that have been put in place in respect of the principal risks could turn out to be less effective than intended.

Having assessed the current position of the Company, its prospects and principal risks and taking into account the assumptions above, the Board has determined that it has a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2024.

GOING CONCERN

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Financial Review on pages 88-92 and Principal Risks and Uncertainties on pages 98-105. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements include: the Company's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Company's forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs and (ii) remote declines in revenue less pass-through costs for stress-testing purposes compared to 2023, considering the Group's liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due. The ongoing impact of the conflicts in Ukraine and Gaza has been considered. The Company modelled a range of revenue less pass-through cost declines up to 31% compared with the year ended 31 December 2023. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.

PRINCIPAL RISKS AND UNCERTAINTIES

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group and the markets we operate in and strategic decisions taken by the Board as at 31 December 2023 and up to the date of this report – including any adverse effects of the geopolitical situation resulting from the conflicts in Ukraine and Gaza – which are described in the table on the following pages.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
ECONOMIC RISK		
Adverse economic conditions, including those caused by the conflicts in Ukraine and Gaza, severe and sustained inflation in key markets where we operate, supply chain issues including around resilience affecting the distribution of our clients' products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations. (Increased risk)	Economic conditions, including inflation and increasing interest rates, among others, have a direct impact on our business, results of operations and financial position. In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.	Our account teams work proactively with our clients to understand the challenges they are facing, determine general trends in marketing spend and develop plans in advance to help us prepare, redeploy resources and manage costs accordingly. Our crisis management and business resilience team works with our networks to identify priority services and the key dependencies they rely on and develops market-specific incident response and service continuity plans to best ensure business operations are resilient to external factors. Our client portfolio is diverse, consisting of organisations operating in different industry sectors and across a broad geographical spread which further helps mitigate the impact of any specific challenges individual clients or markets might be facing.
GEOPOLITICAL RISK		
Growing geopolitical tension and conflicts continue to have a destabilising effect in our markets and across geographical regions. This rise in geopolitical activity continues to have an adverse effect upon the economic outlook, the general erosion of trust and an increasing trend of national ideology and regional convergence over global cooperation and integration. Such factors and economic conditions may be reflected in our clients' confidence in making longer-term investments and commitments in marketing spend. (Increased risk)	Actual or threatened geopolitical tension and conflicts lead to greater uncertainty, economic instability and a general lack of confidence for many of our clients who are inclined to scale back, delay or cancel their marketing plans and budgets.	We work closely with our in-country teams, third-party advisors, clients and other agencies in monitoring the level and nature of geopolitical issues, events and developments across all markets and regions. Our primary focus is the safety and security of our people, and for extreme events or periods of disruption we have developed a series of crisis and response plans with clear lines of escalation to the Board and Executive Committee that focus upon the wellbeing of our people and their families. We have detailed operational and financial plans, developed through the consideration of a range of potential scenarios and outcomes that are continuously monitored and, if required, used to make interventions and support decision-making over our operations, investments and advice to clients.
PANDEMIC		
The impact of a pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of a pandemic, any existing or new variants, government actions to mitigate the effects of a pandemic and the continuing and long-term impact of a pandemic on our clients' spending plans. (No change from last year)	A pandemic and any new variants and the measures to contain its spread may have an adverse effect on our business, revenues, results of operations and financial condition and prospects.	A strong balance sheet, supported further by action to maintain liquidity including, if needed, the suspension of share buybacks, dividends and acquisitions, cost reduction and cash conservation measures, savings on property and IT capex. Constant monitoring of working capital position and detailed operational and financial plans, developed from previous experience and, as noted above, continuously assessed against potential scenarios and outcomes.

KEY

Increased risk · No change from last year · Reduced risk · New risk

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
STRATEGIC PLAN		
The failure to successfully complete the strategic plan updated in January 2024 to lead through AI, data and technology, to accelerate growth through the power of creative transformation, to build world-class, market-leading brands and to execute efficiently to drive financial returns through margin and cash.	A failure or delay in implementing or realising the benefits from the strategic plan may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.	Board oversight of the implementation of the strategic plan and Group simplification and regular briefings on the Group's response to economic and geopolitical risks. The Executive Committee regularly reviews progress against the strategic plan and actions required to deliver against the plan and convenes regularly to discuss the Group's response to and implementation of the measures highlighted above to mitigate the impact of economic and geopolitical risks on the Group's operations, people, clients and financial condition. The focus on managing cost and changes in ways of working have accelerated aspects of the strategic plan as we continue to move towards a simplified company structure and enhanced use of technology, including generative AI, by our people.
GENERATIVE AI STRATEGY		
Delayed adoption and leverage of the opportunities and commercial models offered by generative AI in the services WPP provides to its clients, as well as the overall operation of the business. WPP may incur costs when ensuring it can comply with the introduction of artificial intelligence laws and regulations, including the EU AI Act. This will be through review of IT systems and processes, which may require refinement or amendment, to ensure regulation can be adhered to. IP laws and in particular the analysis of copyright infringement is evolving in generative AI. Where AI is used in client deliverables, IP infringement risk, in particular copyright infringement risk, must be assessed in the context of the underlying data sets used in the creation of client works.	Without the automation and efficiency gains offered by generative AI, we may experience increased costs and inefficiencies in our operations impacting profitability and competitiveness. Clients will increasingly expect us to use generative AI-driven tools and technologies in our services and deliverables. If we fail to adopt generative AI at pace and evolve our commercial model, we may struggle to keep up with these demands, leading to decreased relevance and effectiveness of our services and deliverables for clients, and allow an opportunity for AI vendors to contract directly with our clients. Falling behind competitors leveraging the opportunities generative AI offers to gain a competitive advantage could result in lost market share, decreased revenue and reduced profitability. We may struggle to attract and retain talent, further hindering our ability to innovate and compete. Generated materials may infringe third-party IP resulting in legal costs and client reputation impact.	The Chief AI Officer is responsible for the strategic direction of generative AI in the business. We have established a Generative AI Governance Committee which oversees the application and adoption of and risks associated with generative AI across WPP. This committee includes the CEO, CTO and Chief Privacy Officer and other senior stakeholders in the business with responsibility for the safe and responsible use of generative AI within the Group. We have developed and continue to invest in a WPP generative AI platform using market-leading technologies which is available to all staff in order to support our work and deliverables both internally and for clients. We have established partnerships with leading generative AI platforms, technologies and companies, including NVIDIA. We actively monitor the changing regulatory landscape and the introduction of new laws regulating AI to assess the impact on our business and work, including detailed review of the EU AI Act and evolving IP laws (including copyright), and how they will impact how we service our clients. We have a comprehensive due diligence process in place to review the third-party generative AI tools/platforms used in the business. This process considers the use case for the tool/platform and includes reviews of the security, legal and technology aspects of the tool/platform as well as sources of underlying learning data, where applicable, to develop a 'traffic light' approach to risk. Whilst AI provides many opportunities (including efficiencies and new services and offerings) we also continue to review and consider the impact around our business model through the Generative AI Governance Committee, reporting to the Board and Audit Committee on identified risks and impacts.

PRINCIPAL RISKS AND UNCERTAINTIES CONTINUED

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
IT AND SYSTEMS		
We continue to undertake a series of IT programmes devised to prioritise the most critical changes necessary to support the Group's strategic plan whilst maintaining the operational performance and security of core systems. The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business.	Any failure or delay in implementing the IT programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings. Disruption and unavailability of critical systems may lead to disruption in our operations and client service delivery.	The Board and management team provide oversight and governance of the most important IT and systems change initiatives the business is pursuing. Detailed plans have been prepared for each major systems initiative and overall progress, challenges and risks are monitored as part of our project management processes and discussed in dedicated steering committees who also agree upon any corrective action that may be required, including around supplier resilience. Progress reports are also completed as part of regular briefings that the Board receives on the overall implementation of the strategic plan.
CLIENT LOSS		
We compete for clients in a highly competitive industry which is continuously evolving and undergoing structural change and advancements in AI, data and technology. Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending, would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.	The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement and professional services, and consultants and consulting internet companies. Client contracts can generally be terminated on 90 days' notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure, as a consequence of any loss of reputation, and may be limited by clients' policies on conflicts of interest.	The strategic plan updated in January 2024 places emphasis on leading through AI, data and technology, accelerating growth through the power of creative transformation, building world-class, market-leading brands and executing efficiently to drive financial returns through margin and cash. The plan is also delivering a continued simplification of our organisational structure by reducing the number of legal entities in the Group, the disposal of non-core minority holdings and more collaborative working through the opening of further campus co-locations (see page 19). The Board is focused on the importance of a positive and inclusive culture across our business to attract and retain talent and clients. Accordingly, work continues on diversity and inclusion across the Group, including focus from the work of the global WPP Inclusion Council. Continuous improvement of our creative capability and reputation of our businesses. The development and implementation of senior leadership incentives to align more closely with our strategy and performance. Business review at every Board, Executive Committee and network management meeting to identify client loss. Monthly updates to the executive management team on the status of the Group's major clients and upcoming pitches for potential new clients. Continuous engagement with our clients and suppliers through this period of uncertainty and reduction in economic activity.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
CLIENT CONCENTRATION		
We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients or of a major assignment with them could have a material adverse effect on our prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 18.9% of revenue less pass-through costs in the year ended 31 December 2023. Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients or of a major assignment with them, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.	Increased flexibility in the cost structure (including incentives, consultants and freelancers). Business review at every Board meeting and regular engagement at executive level with our clients. A 'new and existing business' tracker is reviewed by the Executive Committee on a monthly basis with regular updates provided to the Board.
REPUTATION		
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.	As societal consciousness around climate change rises, our sector is seeing increased scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account their impact and stakeholder concerns around climate change. Additionally, WPP serves some clients whose business models are under increased scrutiny, for example energy companies or associated industry groups. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards.	Our climate training seeks to ensure that our people recognise the importance of our sector's role in addressing the climate crisis. It is part of a broader sustainability training programme being run in multiple markets with localised content in key regions. We have developed internal tools to help our people identify potentially environmentally harmful briefs. These tools embed climate-related issues within existing content review procedures across the organisation. The misrepresentation of environmental issues is governed by our Code of Conduct. We also ensure our policies reduce the risk that any client brief undermines the implementation of the Paris Agreement. In 2022, we introduced the revised Assignment Acceptance Policy and Framework and the Green Claims Guide to provide further guidance about how to conduct additional due diligence in relation to clients and any work we are asked to undertake.
PEOPLE, CULTURE AND SUCCESSION		
Our performance could be adversely affected if we: do not react quickly enough to changes in our market; fail to attract, develop and retain key creative, commercial, technology and management talent; are unable to retain and incentivise key and diverse talent; or are unable to adapt to new ways of working by balancing home and office working.	We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients. We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.	The Compensation Committee provides oversight for the Group's compensation and incentive plans, which are structured to provide retention value by, for example, paying part of annual incentives in shares that vest two years after grant date. WPP's All In survey provides the board, Executive Committee and senior leaders across the Group with the general sentiment, opinions and concerns of employees and was completed by 75% of our people in 2023. Headline findings included general and local views on engagement, career growth, leadership, client, wellbeing and inclusion and have contributed to the menu of initiatives available to our people. We continue to work across the Group to embed collaboration and invest in training and development to retain and attract talented people. The investment in co-located campus properties continues to increase the cooperation across our companies and provides extremely attractive and motivating working environments. Our real estate teams work closely with people teams across the business to consider how space is being utilised to support collaboration and innovation. We also continue to focus on the mental health of our people by providing access to wellbeing resources, support networks, funded events, discussion forums and additional time off. Looking ahead, succession planning for the Chief Executive Officer, the Chief Financial Officer and key executives of the Company is undertaken by the Board and Nomination and Governance Committee on a regular basis and a pool of potential internal and external candidates is identified for both emergency and planned scenarios.

PRINCIPAL RISKS AND UNCERTAINTIES CONTINUED

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
CYBER AND INFORMATION SECURITY		
WPP has in the past, and may in the future, experience a cyber attack that leads to harm or disruption to our operations, systems or services. This risk is also likely to increase as the prevalence and sophistication of generative AI means there is potential for both human and AI-generated attacks. Such an attack may also affect suppliers and partners through the unauthorised access to or manipulation, corruption or destruction of data.	We may be subject to investigative or enforcement action or legal claims or incur fines, damages or costs and client loss if we fail to adequately protect data. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss. The imposition of sanctions and the associated geopolitical situation following the conflicts in Ukraine and Gaza have triggered an increase in cyber attacks generally.	WPP has a single IT control framework that is mandatory for all WPP businesses and is aligned to the WPP Data Privacy & Security Charter, NIST, IS27001 and COBIT. We monitor and log our network and systems through the WPP 24/7 Cyber Security Operations Centre, as well as undertaking threat intelligence activities, vulnerability scanning and penetration testing, where appropriate. Breach and attack simulation software provides continuous assessment and WPP's Cyber Security Incident Exercise Specialists regularly test the incident response plans and playbooks, with lessons learned and improvements continually made. We continually raise our people's security awareness through our mandatory WPP Safer Data training and rolling phishing simulation and education programmes. WPP's Data Privacy, Security & Ethics Risk Sub-committee (a sub-committee of the WPP Risk Committee) meets quarterly and includes WPP's Chief Information Officer, Chief Information Security Officer, Chief Privacy Officer, Chief Sustainability Officer and Chief Technology Officer. This committee is responsible for identifying and responding to privacy, technology, data and cybersecurity risk across WPP.
CREDIT RISK		
We are subject to credit risk through the default of a client or other counterparty. Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations.	We are generally paid in arrears for our services. Invoices are typically payable within 30 to 60 days. We commit to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts and there could be an adverse effect on our working capital and operating cash flow.	Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance. We work closely with our clients to ensure timely payment for services in line with contractual commitments and with vendors to maintain the settlement flow on media. Our treasury position and compliance with lending covenants is a recurring agenda item for the Audit Committee and Board. Increased management processes to manage working capital and review cash outflows and receipts.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
INTERNAL CONTROLS		
Our performance could be adversely impacted if we fail to ensure adequate internal control procedures are in place. If material weaknesses are identified, they could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.	Failure to ensure that our networks have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues. If material weaknesses in internal controls are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected. In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of the Group's ADRs and ordinary shares.	Transparency and contract compliance are embedded through the networks and reinforced by audits at a WPP and network level. Regular monitoring of key performance indicators for trading are undertaken to identify trends and issues. An authorisation matrix on inventory trading is agreed with the Board and the Audit Committee. Our controls function continually reviews and, as needed, enhances controls across the Group, under the direction of our Global Director of Risk and Controls. Our technical accounting function supports both these review efforts and complex accounting matters and judgments, and changes in accounting standards. Management is committed to maintaining a strong internal control environment, with appropriate oversight from controls committees which sit at WPP and at network level as sub-committees of the risk committees and meet quarterly, and from our Audit Committee. Regular actions include engagement of an independent valuation specialist to assist with the impairment assessment of intangible assets and goodwill, an annual refresh on discount rate methodology and reviews of the selection of cash flow periods and net working capital assumptions.
DATA PRIVACY		
We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets: – Security of this type of data is exposed to escalating external threats, that are increasing in sophistication, as well as internal data breaches – Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision)	We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance: – The Group has in the past, and may in the future, experience a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects – Restrictions or limitations on international data transfers could have an adverse effect on our business and operations	We develop principles on privacy and data protection and compliance with local laws. We also monitor pending changes to regulations and identify changes to our processes and policies that would need to be implemented. In the case of data transfers, we also identify alternative approaches, including using other permitted transfer mechanisms, in order to limit any potential disruption (for example, SCCs instead of the US Data Protection Framework). We implement extensive training ahead of new data protection regulations (including GDPR and CPPA) and roll out toolkits to assist our people to prepare for their implementation. A Chief Privacy Officer and Global Data Protection Officer are appointed at the Company and are supported by a Data Protection Office. Data privacy activities across WPP are governed by the WPP Data Privacy & Security Charter and follow the WPP Privacy Management Framework. WPP's Data Privacy, Security & Ethics Risk Sub-committee (a sub-committee of the WPP Risk Committee) meets quarterly and includes WPP's CIO, CSO, Chief Privacy Officer, Chief Sustainability Officer and CTO. The committee has responsibility for identifying and responding to privacy, technology, data and cybersecurity risk across WPP. Our people must take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security. The Data Health Checker survey is performed annually to understand the scale and breadth of data we collect so the level of risk associated with this can be assessed. Annual reporting to the Audit Committee on significant regulatory changes, data privacy risks and steps taken to mitigate those risks.

PRINCIPAL RISKS AND UNCERTAINTIES CONTINUED

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
TAXATION		
We may be subject to regulations restricting our activities or effecting changes in taxation.	Changes in local or international tax rules and rates, changes arising from the application of existing rules, new demands and assessments or challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.	We actively monitor any proposed regulatory or statutory changes and consult with government agencies and regulatory bodies where possible on such proposed changes. Biannual briefings to the Audit Committee of significant changes in tax laws and their application and regular briefings to executive management. We engage advisors and legal counsel to obtain opinions on tax legislation and principles.
REGULATORY		
We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement and incoming anti-fraud legislation in the countries in which we operate.	We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a culture opposed to fraud and corruption or failing to instil business practices that prevent fraud and corruption could expose us to civil and criminal sanctions.	Online and in-country ethics, anti-bribery, anti-corruption, anti-fraud and antitrust training on a Group-wide basis to raise awareness and seek compliance with our Code of Conduct and ABC and Fraud Policy. A continuously evolving business integrity function to ensure compliance with our codes and policies and remediation of any breaches of policy. Continuous communication of the confidential, independently operated Right to Speak helpline for our people and stakeholders to raise any potential breaches of our Code and policies, which are investigated and reported to the Audit Committee on a regular basis. Due diligence on acquisitions and on selecting and appointing suppliers, an actively managed disclosure programme around conflicts of interest and related party interests and restrictions on the use of third-party consultants in connection with any client pitches. Rolling programme of creating shared financial services in the markets in which we operate and a controls function which operates at WPP and at network level. Risk committees are well established at WPP and across the networks to monitor risk and compliance through all of our businesses and the enhancement of our business integrity programme across our markets. For details of the risk committees' responsibilities and our business integrity programme see pages 93-96. Gift and hospitality register and approvals process.
SANCTIONS		
We are subject to the laws of the US, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries. The conflict in Ukraine has caused the adoption of comprehensive sanctions by, among others, the EU, the US and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.	Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.	Online training to raise awareness and seek compliance and updates for our companies on any new sanctions. Regular briefings to the Audit Committee and constant monitoring by the WPP legal team with assistance from external advisors of the sanctions regimes. Executive Committee briefed and working with the WPP legal team to ensure compliance with escalating sanctions as a consequence of the conflict in Ukraine. We have taken a number of actions as a consequence of the conflict in Ukraine. We discontinued our operations in Russia and have ensured compliance with all sanctions as they impact any clients, suppliers or financial arrangements.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
ESG REGULATION AND REPORTING		
The Group could be subject to increased costs to comply with the potential future changes in Environmental, Social and Governance (ESG) law and regulations. A failure to manage the complexity in carbon emission accounting for marketing and media or to consider Scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation. ↑	We could be subject to increased costs to comply with potential future changes in ESG laws and regulations. This includes increasing carbon offset pricing to meet our net zero commitments. Increased investment is also required in building renovation, electrification, embedding sustainability in AI development and supplier engagement to meet targets, including developing internal ESG capacity and capabilities. In addition, carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media.	We are developing an ESG compliance roadmap to deliver against our regulatory obligations, including for the EU Corporate Sustainability Reporting Directive. Our Transition Plan will provide the roadmap to achieving our net zero commitments. As part of this plan and through our work to decarbonise media and media supply chains, we are exploring opportunities to improve accounting for emissions from media. To manage the cost and quality of carbon credits purchased to offset residual emissions, in 2022 WPP updated its Sustainability Policy and released a new Environmental Policy which includes policy guidance around offsetting and we are further developing our offsetting strategy as part of our net zero roadmap. The Board Sustainability Committee, formed in 2019, gives increased focus on sustainability and implementation of our plans and policies. Measuring and monitoring sustainability KPIs is critical to meet our sustainability strategy and targets. In 2022, we introduced new ESG controls which we continued to roll out across the business in 2023 and regular testing of which provides crucial measurement data. ESG KPIs are included as part of the scorecard that determines the short-term incentive rewards for WPP's CEO, CFO and some key members of the Executive Committee. This includes WPP's performance against carbon reduction targets. Further information on ESG governance and ESG reporting is provided in the Sustainability section of this report (pages 53-61).
EMERGING RISKS		
The Group's operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters. ↑	This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations.	Our Crisis Management and Business Resilience function provides global standards for operational resilience: strategy, governance, policy, resources and training assets to better plan for and respond to crisis events of all types and at all degrees of scale. This includes extreme weather events. Co-locating our people in fewer, higher-capacity campus buildings means we can centralise emergency preparedness procedures and deploy climate mitigation measures more efficiently. Climate-related risk is considered when we invest in new campus buildings. Our hybrid working approach, which incorporates new ways of working adopted during the pandemic, provides additional resilience by enabling fully remote working – provided employees and their families are in safe locations – during extreme weather events. The Employee Assistance Programme is activated in response to climate-related extreme weather events.

CORPORATE GOVERNANCE



In this section



CHAIRMAN'S LETTER



"TODAY'S WPP IS A FAR STRONGER COMPANY"

Roberto Quarta
Chairman, WPP

After two years of very strong growth, 2023 was more challenging, largely due to the impact of reduced spending in the US from technology clients, to which WPP has greater exposure than its peers.

Despite these headwinds, the Company continued to grow and improved its profitability. And at the Capital Markets Day early this year, the executive team laid out WPP's plans for accelerated growth, further margin expansion and improved cash flow over the medium term.

You can read more about these plans in the Chief Executive's Statement on page 6 and Strategic Report on page 9.

As I approach the end of my time as Chairman of WPP, and reflect on the progress made since the change in executive leadership, I am struck by how far the Company has come in recent years.

Early in 2018 WPP was contending with a series of major strategic challenges. Its largest client was up for review, debt was at an historic high, there had been no growth since the first quarter of 2017 and in the US – the Company's largest market – no growth since the third quarter of 2016.

In the face of these and other pressures, the executive team brought stability and new direction to WPP, transformed the Company's culture and revitalised its offer, as reflected in new partnerships with clients including The Coca-Cola Company and other major global brands.

The team has since navigated a complex landscape with great skill and commitment, while investing in creativity, technology and talent, and evolving the business to meet the demands of a rapidly changing industry.

At the same time, the Board has refreshed its composition. Over the past five years, we have comprehensively renewed the Board, saying goodbye to a number of directors and welcoming others, to bring a fresh approach. As a result, I believe that we now have the right blend of experience and capabilities to support the Company's success in the contemporary world of marketing.

Today's WPP is a far stronger company, with a modern, integrated proposition for clients, a leading position in a growing market, and many attractive strategic opportunities ahead of it. This is a huge achievement by the leadership team and my thanks go to them for their tireless efforts to bring success to WPP, its people, its clients and its shareholders.

REVIEWING PROGRESS AND FUTURE PLANS

The Board's annual strategy meeting enables its members to review progress and future plans in detail and to speak to leaders across the Company responsible for delivery.

In 2023, areas of focus included the opportunities of AI, maximising the value of data, driving craft and scale in production, shaping the next era of media, M&A, back-office transformation and the financial plan.

During the year the Board also formed a sub-committee to allow longer and more in-depth discussion and tracking of transformation workstreams – in particular the implementation of Workday and finance ERPs – outside the existing calendar of scheduled Board meetings.

It was an active period for M&A, and the Board gave consideration to transactions including the investment by KKR in FGS Global and the acquisition of influencer marketing agency Goat.

In 2024, the Board's oversight of strategic delivery will focus on the recently announced simplifications and mergers – particularly GroupM, VML and Burson – to ensure integration is well executed and planned cost savings are realised. We have met with the senior executives of each of the new agencies to provide Board-level support, clarity of deliverables and oversight.

ENGAGING STAKEHOLDERS

The Board has continued to engage with WPP's stakeholders to understand what is most important to them and to inform its decision-making.

Board members met with shareholders regularly during 2023. As part of this engagement, I conducted an investor roadshow ahead of the Capital Markets Day which helped to gather insights and ensure the event addressed the needs and interests of our shareholders. Executive Board members and the wider leadership team made themselves available after the event for further discussion and questions.

Inviting major clients and partners to Board meetings is a critical part of the Board's regular engagement activity, as is spending time within the business in its various centres around the world.

WPP is a global company operating in a global marketplace. The Board's regional reviews provide important insights into key markets, and in 2023 its members visited India to meet colleagues, partners and clients in this fast-growing and strategically important country.

The review was extremely valuable, spanning topics from India's digital transformation and WPP's role in that process to the needs of key clients and how the Company is supporting communities through the WPP India Foundation.

Non-executive directors joined WPP's India People Forum to hear directly from employees on subjects that matter to them, including cross-agency collaboration, the integration of WPP's offer, and learning and development.

The Board's wider employee engagement continued through the Workforce Advisory Panel and other forums, attended by Workforce Engagement Non-Executive Director Cindy Rose.

Topics on the agenda for our people ranged from using our network of campuses to support sustainability objectives to leveraging the scale of WPP to enable career progression within the Company.

Listening to employees, valuing their input and acting on their feedback is at the heart of the culture WPP has aimed to build in recent years. So it was encouraging to see another record-high level of engagement in the Company's annual employee survey, with more than 80,000 people participating – an increase of 14% year-on-year.

RENEWING THE BOARD

Our Senior Independent Director, Angela Ahrendts, has led the process to appoint my successor, and she provides details of the approach taken in the Nomination and Governance Committee Report on page 125.

To facilitate the handover to a new Chair, the Board brought forward the timing of the 2024 external board effectiveness review, the findings of which can be read on page 127.

In 2023 the Board was delighted to welcome two new Executive Directors. Joanne Wilson joined WPP from Britvic, succeeding John Rogers as Chief Financial Officer, while Chief Operating Officer Andrew Scott was appointed to the Board in recognition of the key role he plays within the Company.

In May we said farewell to Nicole Seligman as she completed a nine-year period on the Board, and to Tarek Farahat, who did not put himself forward for re-election at the 2023 AGM due to other commitments.

Proactively reviewing the composition of both the Board and executive team, and preparing for the future, was a priority as ever. We were pleased to see movement of key talent within senior roles in 2023. Landor CEO Jane Geraghty was appointed WPP's Chief Client Officer as Lindsay Pattison moved from that role to become Chief People Officer, succeeding Jennifer Remling when she joined Warner Bros. Discovery at the beginning of 2024.

The Board is working closely with Lindsay and Mark on succession planning for the Executive Committee and other leadership positions.

CHAIRMAN'S LETTER CONTINUED

DIVERSITY AND PERFORMANCE

One of the primary objectives of such planning is to ensure we have the diversity of representation that we know underpins strong performance both at board and executive level. WPP continues to exceed the recommended targets for board diversity set by the FTSE Women Leaders and Parker reviews and the listing rules.

In 2023 43% of Executive Committee members and their direct reports were women, against a FTSE 100 average of 35%.[1] At the time of writing this letter, 42% of WPP Board directors are female.

Since 2021, DEI performance has been linked directly to leadership incentive plans, and we remain committed to driving continued progress in this vital area.

MONITORING AND MITIGATING RISK

Ensuring there is a strong and effective risk management culture throughout the organisation is a key responsibility of the Board.

During the year, we continued to review the structure and effectiveness of our risk management model and assess the principal and emerging risks that could impact our business. More information about our approach is available from page 93.

The simplification of the Company's organisational structure and transformation programme remained a focus for the Board both from a strategic and operational risk standpoint in 2023. Similarly, looking ahead, overseeing the efficient execution of the strategy articulated at the Capital Markets Day in January will be a key priority.

A SPECIAL ORGANISATION

At the Capital Markets Day the leadership team outlined a clear and compelling strategy for the future of WPP, which has the full support of the Board.

The event was also a showcase for the Company's capabilities and the talent of its people.

As we heard from the industry's foremost minds in the application of AI, world experts in media investment, award-winning creative leaders and more, I was reminded once again of what a special organisation WPP is.

I feel very fortunate to have been Chairman of this company for the last nine years, and to have had the opportunity to work alongside such exceptional people.

While good progress is being made to find my successor, the process is ongoing and, on that basis, I will put myself forward for re-election at the AGM and remain as Chairman until my successor is appointed and transitioned into the role.

I would like to extend my heartfelt thanks to my colleagues on the Board, the executive leadership team and every one of the more than 100,000 people around the world who make up WPP.

It has been a privilege to serve as your Chairman, and I look forward to seeing WPP continue to thrive in the years to come.



Roberto Quarta
Chairman
21 March 2024

1 FTSE Women Leaders Review, 2024

COMPLIANCE WITH THE UK CORPORATE GOVERNANCE CODE

During the year ended 31 December 2023, the Company was compliant with the provisions of good governance contained in the 2018 UK Corporate Governance Code ('the Code'). The table below shows where shareholders can find further information on how the Company has applied the principles of the Code.

The Company's American Depositary Shares are listed on the New York Stock Exchange (NYSE) and the Company is therefore subject to the rules of the NYSE as well as to US securities laws and the rules of the Securities and Exchange Commission (SEC) applicable to foreign private issuers. As the Company follows UK corporate governance standards, differences from the NYSE governance standards are summarised in the Company's Form 20-F filing.

COMPLIANCE WITH THE CODE

1. BOARD LEADERSHIP AND COMPANY PURPOSE

- The role of the Board is set out on **page 117**
- The Board's approach to engagement and statement on Section 172 factors is on **page 118**
- How the Board and management have engaged with stakeholders is on **pages 118 to 121**
- An overview of the Company's vision and purpose is set out on the **inside front cover**
- How the Board promotes and assesses the desired culture is set out from **page 37 to 39** and **94 to 95**
- Our strategy, overseen by the Board, is set out from **pages 9 to 15**
- A summary of our Group policies and practices is on **page 55**

2. DIVISION OF RESPONSIBILITIES

- Our Governance Model on **page 117** sets out the division of responsibilities between the Chair, CEO and Non-Executive Directors
- Details of each Board committee are provided in the respective committee reports from **page 125 to 168**

3. COMPOSITION, SUCCESSION AND EVALUATION

- The composition of the Board, along with members' biographies and tenure, is on **pages 112 to 114**
- The Nomination and Governance Committee Report is on **pages 125 to 129** and provides information on the Committee's work this year, including succession planning
- The outputs of the Board evaluation are on **pages 127 to 128**

4. AUDIT, RISK AND INTERNAL CONTROL

- Our Viability Statement and how we assess and manage our risks are on **pages 93 to 105**
- The Audit Committee Report on **pages 130 to 136** provides details of the Committee's oversight of the financial reporting process, the review of our risk management and internal control framework and responsibilities relating to internal and external audit

5. REMUNERATION

- The Compensation Committee Report on **pages 139 to 168** sets out responsibilities relating to the Compensation Policy and determining executive and senior management arrangements

OUR BOARD



ROBERTO QUARTA
CHAIRMAN

Appointed: 1 January 2015 (Chairman 9 June 2015)[1] C N
Nationality: Italian and American

Skills and experience:
Roberto has extensive experience in corporate governance and global commerce, having served on the boards of a number of UK and international companies. His career in private equity brings valuable experience to WPP, particularly when evaluating acquisitions and new business opportunities. Roberto is a Partner of Clayton, Dubilier & Rice, and Chairman of Clayton, Dubilier & Rice Europe. He is an Independent Non-Executive Director of Gulf Capital. Previously he was Chairman of Smith and Nephew plc, Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA, Chairman of IMI plc and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.

External appointments:
Partner, Clayton, Dubilier & Rice; Chairman, Clayton, Dubilier & Rice Europe; Independent Non-Executive Director, Gulf Capital.

1 Roberto will step down as Chairman once his successor is appointed and transitioned into the role (for more information see page 126)



MARK READ CBE
CHIEF EXECUTIVE OFFICER

Appointed: 3 September 2018 **Nationality:** British

Skills and experience:
Mark has held multiple leadership positions at WPP since joining in 1989. As CEO of WPP Digital he was responsible for WPP's first moves into technology. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world's leading agencies. Mark received a Fellowship in 2021 for outstanding services to the industry in the IPA's New Year's Honours. In 2023 he joined Involve's Hall of Fame following multiple listings as an Empower Advocate (including #1) which recognises leaders who create diverse and inclusive business environments, alongside his five consecutive years as a Heroes champion of women in business. Mark was awarded a CBE (Commander of the Order of the British Empire) in the King's New Year Honours 2024 list, for services to the creative industries.

Mark has an economics degree from Trinity College, Cambridge, was a Henry Fellow at Harvard University, and has an MBA from INSEAD.

External appointments:
Trustee, Natural History Museum.



JOANNE WILSON
CHIEF FINANCIAL OFFICER

Appointed: 19 April 2023, Chief Financial Officer from 27 April 2023
Nationality: Irish

Skills and experience:
Joanne has extensive experience both in the UK and internationally in a variety of financial and commercial roles. She joined WPP from Britvic where she was Chief Financial Officer and Chair of the ESG Committee. Prior to this, Joanne had a successful career at Tesco where, at the time of leaving, she held the position of Chief Financial Officer of dunnhumby, a global leader in customer data science.

Joanne began her career at KPMG, where she qualified as a Chartered Accountant.

External appointments:
Non-Executive Director, Informa plc.



ANDREW SCOTT
CHIEF OPERATING OFFICER

Appointed: 7 September 2023 **Nationality:** British

Skills and experience:
Andrew joined WPP in 1999, holding a number of leadership roles in the UK and US before being appointed Chief Operating Officer in 2018. He is responsible for operational performance and implementing the ongoing simplification of the Company's portfolio. Andrew is also responsible for the Company's mergers and acquisitions activity and, through acquisitions such as Essence, VML, AKQA, Satalia and 24/7, he has played a critical role in building WPP's capabilities in technology and AI. He oversees WPP's network of Country Leaders who connect and strengthen the talent and resources of the Company's agencies in their local markets to deliver growth for clients. Prior to WPP, Andrew was a management consultant at LEK, the global strategy consulting firm.

Andrew is an engineering graduate and has an MBA with distinction from INSEAD.

External appointments:
None.

COMMITTEE MEMBERSHIP KEY

- A Audit
- C Compensation
- N Nomination and Governance
- S Sustainability
- ● Committee Chair

NON-EXECUTIVE DIRECTOR TENURE AS AT 31 DECEMBER 2023



- 0-3 years **2**
- 3-6 years **6**
- 6-9 years **1**
- 9+ years **0**

Director retirements during the year:

Tarek Farahat retired from the Board on 17 May 2023

Nicole Seligman retired from the Board on 17 May 2023

John Rogers retired from the Board on 27 April 2023

INDEPENDENT NON-EXECUTIVE DIRECTORS



ANGELA AHRENDTS DBE
SENIOR INDEPENDENT DIRECTOR, NON-EXECUTIVE DIRECTOR

Appointed: 1 July 2020 S N **Nationality:** British and American

Skills and experience:
Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail, at Apple Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc. Angela was a member of the UK Prime Minister's Business Advisory Council from 2010 to 2015.

External appointments:
Non-Executive Director, Ralph Lauren Corporation and Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, charity: water; Member of CEO Circle, Imagine; Director, The HOW Institute for Society; Member of the Global Leadership Council of the Oxford University Saïd Business School and British American Business International Advisory Board; Senior Operating Adviser, SKKY Partners.



SIMON DINGEMANS
NON-EXECUTIVE DIRECTOR

Appointed: 31 January 2022 A **Nationality:** British

Skills and experience:
Simon has extensive business, capital markets, technology, corporate finance and governance experience, and is currently Chairman of Genomics plc and a Senior Advisor at global investment firm The Carlyle Group. He was previously CFO of GlaxoSmithKline plc from 2011 to 2019. Prior to GSK, Simon worked in investment banking for 25 years, firstly at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner as a leader of its European M&A business and Head of UK Investment Banking. Simon also previously served as Chairman of both the Financial Reporting Council and the 100 Group of FTSE CFOs.

External appointments:
Chairman, Genomics plc; Senior Advisor, The Carlyle Group; Trustee, The Prince's Trust.



SANDRINE DUFOUR
NON-EXECUTIVE DIRECTOR

Appointed: 3 February 2020 A C **Nationality:** French

Skills and experience:
Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. She is currently CFO of UCB, a global pharmaceutical company. Previously Sandrine was CFO of Proximus. She held a number of leadership roles at Vivendi in France and the US across its entertainment and telecommunications business, and has an enthusiasm for cultural, technological and business transformation. Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group.

External appointments:
Chief Financial Officer, UCB.



TOM ILUBE CBE
NON-EXECUTIVE DIRECTOR

Appointed: 5 October 2020 A C N **Nationality:** British

Skills and experience:
Tom brings a wealth of expertise as a technology entrepreneur and has extensive experience of the UK technology sector. He is Chair of the Rugby Football Union (RFU) and CEO of Crossword Cybersecurity plc. Tom was previously Managing Director of Consumer Markets at Callcredit Information Group. Prior to Callcredit, Tom founded and was CEO of Garlik, an identity protection company. Tom has honorary doctorates from City, University of London, Coventry University, Portsmouth University and the University of Wolverhampton, and is an Honorary Fellow of both Jesus College and St Anne's College, Oxford. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK.

External appointments:
Founder and CEO, Crossword Cybersecurity plc; Chair, Iternal Limited (previously known as Deathio Ltd); Founder and Chair, African Gifted Foundation; Chair, The Rugby Football Union (RFU).



CINDY ROSE OBE
NON-EXECUTIVE DIRECTOR

Appointed: 1 April 2019 A N **Nationality:** British and American

Skills and experience:
Cindy has extensive experience as a leader in the technology and media sectors, and brings exceptional knowledge of the role technology plays in business transformation. She was appointed Chief Operating Officer for Microsoft Global Enterprise in March 2023. Prior to this, Cindy was President of Microsoft Western Europe, and also CEO of Microsoft UK. She has also held the roles of Managing Director of the UK consumer division at Vodafone and Executive Director of Digital Entertainment at Virgin Media. She spent 15 years at The Walt Disney Company, ultimately as Senior Vice President and Managing Director of Disney Interactive Media Group. Cindy is a graduate of Colombia University and New York Law School.

External appointments:
Chief Operating Officer, Microsoft Global Enterprise; Advisory Board Member, Imperial College Business School in London and McLaren.

OUR BOARD CONTINUED

INDEPENDENT NON-EXECUTIVE DIRECTORS



KEITH WEED CBE
NON-EXECUTIVE DIRECTOR

Appointed: 1 November 2019 S **Nationality:** British

Skills and experience:
Keith has a wealth of experience as a marketing and digital leader, and a deep understanding of the ways in which technology is transforming businesses. Keith was previously Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever's sustainability programme. Keith was named the World's Most Influential Chief Marketing Officer by *Forbes* in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers. He received *The Drum*'s Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. Keith is a Non-Executive Director of J Sainsbury plc.

External appointments:
Non-Executive Director, J Sainsbury plc; Trustee Director, Business in the Community; Board Trustee, Grange Park Opera; President, Royal Horticultural Society; Board Trustee, Leverhulme Trust; Senior Advisor, Alix Partners; Advisory Board Member, i-Genie and McLaren.



JASMINE WHITBREAD
NON-EXECUTIVE DIRECTOR

Appointed: 1 September 2019 S C **Nationality:** British and Swiss

Skills and experience:
Jasmine's experience spans marketing, technology, finance, media, telecommunications, and not-for-profit organisations. Alongside this breadth of perspective she brings knowledge of many of WPP's client sectors to the Board. Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, including as the first Chief Executive of Save the Children International from 2010 to 2015. She was CEO of London First from 2016 to 2021, and was previously a Non-Executive Director of BT Group plc and Standard Chartered plc.

External appointments:
Chair of the Board, Travis Perkins plc; Non-Executive Director, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University; Vice-President of the International Advisory Council, Institute of Business Ethics.



DR. YA-QIN ZHANG
NON-EXECUTIVE DIRECTOR

Appointed: 1 January 2021 S **Nationality:** American

Skills and experience:
Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of AsiaInfo Technologies Limited, ChinaSoft International Limited and HiSense Group. He is also Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research.

External appointments:
Non-Executive Director, AsiaInfo Technologies Limited, ChinaSoft International Limited, and HiSense Group; Chair Professor, AI Science and Founding Dean, Institute for AI Industry Research, Tsinghua University; Board Member, Philanthropy Asia Alliance.



BALBIR KELLY-BISLA
COMPANY SECRETARY

Appointed: 27 April 2020

Skills and experience:
Balbir has significant governance experience across various roles in listed companies. Balbir was Group Company Secretary at William Hill from 2020 to 2021. Prior to joining William Hill, Balbir was Director of Investor Relations at GlaxoSmithKline plc (GSK), leading on engagement with ESG-focused investors, and before that held company secretarial roles at GSK, Lastminute.com, Royal & Sun Alliance and Segro plc.

External appointments:
None.

OUR EXECUTIVE COMMITTEE

The Executive Committee of WPP is responsible for leading the Company and executing its strategy. Its members lead WPP's largest agency networks and central corporate functions

EXECUTIVE COMMITTEE
Assists the Chief Executive Officer in discharging his responsibilities and is collectively responsible for implementing strategy, ensuring consistent execution and embedding the Company's culture and values.

DISCLOSURE COMMITTEE
An executive Disclosure Committee responsible for overseeing the accuracy and timeliness of Group disclosures and reviewing controls and procedures in relation to the public disclosure of financial information.

RISK COMMITTEE
An executive Risk Committee, which assists the Board and Audit Committee in discharging their responsibilities by reviewing, monitoring and advising on the design and implementation of WPP's compliance framework, compliance policies and procedures and risks that present themselves throughout WPP.



MARK READ CBE
CHIEF EXECUTIVE OFFICER, WPP

Biography can be found on page 112.



JOANNE WILSON
CHIEF FINANCIAL OFFICER, WPP

Biography can be found on page 112.



ANDREW SCOTT
CHIEF OPERATING OFFICER, WPP

Biography can be found on page 112.



AJAZ AHMED
CHIEF EXECUTIVE OFFICER, AKQA

Ajaz is the CEO of AKQA, which also includes Grey. Recognised as a creative pioneer, AKQA has won over 81 Agency of the Year awards.



DEVIKA BULCHANDANI
CHIEF EXECUTIVE OFFICER, OGILVY

Devika was appointed CEO of Ogilvy in 2022. She joined the agency in 2021 after spending 26 years at McCann. Under her leadership, Ogilvy was named the most creative and effective global agency network in 2023 by WARC.



JON COOK
CHIEF EXECUTIVE OFFICER, VML

Jon is CEO of VML, which was created following the merger of VMLY&R and Wunderman Thompson in 2023. He had led VMLY&R since its formation in 2018, as well as its predecessor agency (also known as VML), which he joined in 1996.



ANNAMARIA DESALVA
CHAIRMAN AND CEO, HILL & KNOWLTON

AnnaMaria has led Hill & Knowlton since 2019. Her previous roles include Chief Communications Officer of DuPont, Senior Advisor to DowDuPont's CEO, and senior positions at Pfizer and Bristol Myers Squibb. Effective July 1, 2024, she will become Chairman of Burson, formed by the merger of BCW and Hill & Knowlton.



COREY DUBROWA
CHIEF EXECUTIVE OFFICER, BCW

Corey became CEO of BCW in 2023, having joined from Google where he was Vice President, Global Communications and Public Affairs. Effective July 1, 2024, he will become CEO of Burson, formed by the merger of BCW and Hill & Knowlton.



MEL EDWARDS
PRESIDENT, VML

Mel was appointed President of VML following the merger of VMLY&R and Wunderman Thompson in 2023. She was previously CEO of Wunderman Thompson, and held prior roles at Wunderman as Global CEO and UK CEO.

OUR EXECUTIVE COMMITTEE CONTINUED



LAURENT EZEKIEL
CHIEF MARKETING & GROWTH OFFICER, WPP & CEO, WPP OPEN X

Laurent became WPP's first Chief Marketing & Growth Officer in 2019. He joined from Publicis where he was President of Digitas North America and International, and Global Client Leader for GSK. In 2022, he was also appointed CEO of WPP Open X, the bespoke global agency model for The Coca-Cola Company.



JANE GERAGHTY
CHIEF CLIENT OFFICER, WPP

Jane became WPP's Chief Client Officer in 2024. She was formerly Landor's Global CEO for six years, having previously been president of EMEA. Jane has held senior positions at Naked Communications, ITV, Ogilvy New York, McCann-Erickson and Saatchi & Saatchi.



RICHARD GLASSON
CHIEF EXECUTIVE OFFICER, HOGARTH

Richard was appointed CEO of Hogarth Worldwide in 2016, having joined the company in 2011. Prior to this he was CEO of Gyro, the B2B marketing specialist.



ANDREA HARRIS
GROUP CHIEF COUNSEL, WPP

Andrea was appointed as Group Chief Counsel in 2005 having joined WPP in 1996. Andrea is Chair of the Risk Committee.



MICHAEL HOUSTON
WPP COUNTRY PRESIDENT, US

Michael became WPP's first Country President for the US in 2022. He was previously CEO of Grey Group for five years, following roles including Global President and CEO of Grey North America.



CHRISTIAN JUHL
CHIEF EXECUTIVE OFFICER, GROUPM

Christian was appointed CEO of GroupM – the world's largest media investment group and home to WPP's media agencies – in 2019. Previously, he was CEO of Essence, which he joined in 2013.



LINDSAY PATTISON
CHIEF PEOPLE OFFICER, WPP

Lindsay became Chief People Officer of WPP in 2024. Her prior roles at WPP include Chief Client Officer and Chief Transformation Officer, and she was formerly Global CEO of Maxus, which she joined as UK CEO in 2009.



STEPHAN PRETORIUS
CHIEF TECHNOLOGY OFFICER, WPP

Stephan was appointed as WPP's first CTO in 2018. Before that he was UK Group CEO and Global CTO of Wunderman, having joined the agency in 2016.



ROB REILLY
CHIEF CREATIVE OFFICER, WPP

Rob joined WPP in May 2021 from McCann Worldgroup, where he was Global Creative Chairman. During his leadership, WPP has consistently been recognised as a global creative force, securing numerous industry accolades. Before McCann he was Partner and Chief Creative Officer at Crispin Porter + Bogusky.

DIVISION OF RESPONSIBILITIES

The WPP Board is committed to ensuring there is a strong and effective system of corporate governance in place to support the successful execution of the Company's strategy

BOARD GOVERNANCE

THE BOARD

- Responsible for the overall long-term success of WPP and for setting the Company's purpose, values and culture and strategic direction
- Oversees the implementation of appropriate risk assessment processes to identify and mitigate WPP's principal risks and consider emerging risks
- Responsible for corporate governance
- Oversees the execution of the strategy and responsible for the overall financial performance of the Company

The Matters Reserved for the Board are available on our website, **wpp.com**

CHAIR

- Responsible for Board governance principles, including setting the Board agenda and ensuring the Board receives timely and accurate information
- Ensures all Directors are enabled to play their full part in Board activities
- Represents the Board in discussions with shareholders and other stakeholders

CHIEF EXECUTIVE OFFICER

- Responsible for the day-to-day leadership of the Company, representing the Company to clients, employees, partners, suppliers, governments and other stakeholders
- Develops the strategic direction for consideration by the Board
- Sets the tone at the top with regard to culture and values
- Ensures there are effective processes for engaging with and listening to employees and other stakeholders

NON-EXECUTIVE DIRECTORS

- Bring an external perspective to support and challenge the performance of management
- Assist in developing the Company's strategy and offer specialist advice to management based on their particular skills and experience

SENIOR INDEPENDENT DIRECTOR

- Provides a sounding board for the Chair and acts as an intermediary for the other Directors
- Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair's performance and communicates the results to the Chair

COMPANY SECRETARY

- Ensures the Board operates in accordance with the corporate governance framework and that there are good information flows between the Board and committees
- Advises the Board on matters of corporate governance
- Supports the Board's development through organising training and induction programmes
- Supports the Board and committee Chairs with annual agenda planning

The responsibilities of our Board committees are set out within individual committee reports on pages 125-168

For the responsibilities of our Executive committees, see page 115

HOW OUR BOARD ENGAGES WITH STAKEHOLDERS

OUR APPROACH TO ENGAGEMENT

Our stakeholders are central to our strategy and critical to the long-term success of our business. The Board oversees our approach to engagement as we seek feedback and make decisions for the long-term benefit of WPP. For each matter that comes before the Board for decision, the Board considers the likely consequences of any decision in the long-term, identifies stakeholders who may be affected, and carefully considers their interests and any potential impact as part of the decision-making process.

Our stakeholder engagement processes enable our Board to understand what matters to stakeholders most, consider all relevant factors and select the course of action that best delivers long-term value for our stakeholders and protects their interests, reflecting what are referred to as Section 172 factors.

As a Jersey incorporated company, WPP is not subject to UK legislation. However, as a matter of good governance and in order to comply with the provisions of the 2018 UK Corporate Governance Code, the Board considers the matters described in Section 172 of the Companies Act 2006 in its decision-making. Section 172 factors are not only considered at Board level – they are part of our culture and help drive our business. Illustrations of this can be found throughout the Strategic Report.

ENGAGEMENT IN ACTION DURING 2023

The table below illustrates our direct and indirect Board engagement with various stakeholders, in addition to details on how the Company has engaged with each of these stakeholder groups on an operational level.

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
SHAREHOLDERS Our shareholders provide capital to invest in the business and support the valuation and liquidity of WPP shares. Shareholders benefit from the Board acting in the best interests of the Company and investing for long-term value generation.			
BOARD ENGAGEMENT	The Chief Executive Officer and the Chief Financial Officer hosted quarterly results presentations and took questions from investors and analysts. The Chairman, Chairs of the Board committees and Executive Directors met regularly with institutional investors to discuss the business and to respond to any concerns. **2023 SPECIFIC** The 2023 AGM was live-streamed via a webcast hosted by the Chairman. Shareholders were able to watch the presentations and ask questions in advance and during the meeting.	Feedback to the Board on investor views, particularly from the Chairman, Chair of the Compensation Committee, Chief Executive Officer and Chief Financial Officer. Monthly reports to the Board detailing investor relations activities, key themes of interest from investors and share register composition and movements. Analyst and broker briefings and reports of meetings with major shareholders. **2023 SPECIFIC** The Board received communications from major shareholders, including in respect of voting practices.	In 2023, the Board oversaw the return of £423 million (2022: £1.1 billion, including share buybacks) in cash to shareholders through dividends. Performance metrics have been changed based on feedback from shareholders over the years and we have evolved remuneration structures to align more directly with our strategy, sustainability targets and shareholder interests. The Chairman completed an investor roadshow in November 2023 ahead of the January 2024 Capital Markets Day, to ensure the event addressed the needs and interests of our shareholders.
COMPANY ENGAGEMENT	We have an extensive investor relations programme, comprising quarterly results presentations, investor days, the AGM, investor and analyst meetings, webcasts and ongoing email exchanges. We continued our series of webinars in 2023, providing investors and analysts with deeper insight into individual agencies, products and services within WPP. **2023 SPECIFIC** We provided investors with greater insight on our client-facing activities through meetings with executive and other senior leaders at the Cannes Lions awards – a major industry event.	We disclose relevant information to shareholders through our Annual Report, quarterly financial statements and Regulatory News Service announcements. **2023 SPECIFIC** The Board continued to receive detailed monthly reports including key investor issues, changes in shareholding, and analysts' reports and consensus estimates.	A Capital Markets Day was hosted in January 2024, to update investors and analysts on the Company's strategic roadmap. The event was live-streamed via a webcast hosted by the Chief Executive Officer and Chief Financial Officer.

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
GOVERNMENTS AND REGULATORS Governments receive the tax contributions we make to public finances, enabling them to invest in public services. Governments and regulators determine the policy frameworks that affect us and our stakeholders.			
BOARD ENGAGEMENT	The Chief Executive Officer met with government representatives and regulators around the world. **2023 SPECIFIC** The Chief Executive Officer met with representatives of the UK Government to discuss AI regulation, and with the CEO of the UK's Advertising Standards Authority about advertising self-regulation.	Reports to the Board and its committees on regulatory changes from the Group Chief Counsel, Group Company Secretary and external auditor. Received reports from the Chief Privacy Officer and Global Data Protection Officer on changing regulatory landscapes with regards to data protection, security and privacy as well as data ethics and artificial intelligence. **2023 SPECIFIC** The Audit and Sustainability committees received reports on the likely impact of new ESG regulations including CSRD and will continue to monitor progress towards compliance.	With the Company's expanded and reinforced focus on AI, we aim to understand regulatory developments across the world and prepare guidance for our business and clients such as the Company's Generative AI Principles or evolving Green Claims Guidance.
COMPANY ENGAGEMENT	As a listed global company, engagement with listing authorities and financial regulators. **2023 SPECIFIC** In collaboration with our operating companies, we invite regulators and thought-leaders to events for our clients and our people on policy issues including AI and green claims.	Participated in consultations associated with ESG disclosure requirements and regulation, and supported efforts to increase ESG standardisation and alignment. **2023 SPECIFIC** We participated in the UK consultation on the future of AI regulation, the consultation on the proposed revision of the UK Corporate Governance Code and other relevant consultations through trade bodies. We participated in further consultations and ministerial roundtables relating to AI regulations, both directly and through industry bodies in the US, EU and Australia.	In 2023 we contributed £1.6 billion in taxes to public finances (2022: £1.5 billion). We support clients' advocacy on a wide range of issues.
CLIENTS, PARTNERS AND SUPPLIERS Our clients come from businesses across every sector. The work we do for clients provides our revenue and helps them to grow their businesses, build relationships with their customers and ready themselves for future success. Our suppliers range from small businesses to the world's largest technology partners. They provide us with the products and services we need to meet our clients' needs.			
BOARD ENGAGEMENT	Engaged with clients on issues including strategy, changes taking place in our market and understanding the changes taking place in our clients' and suppliers' markets. **2023 SPECIFIC** Board engagement with key partners and clients, including site meetings in various locations. Held the Board's Regional Review in India, providing the opportunity for interactions with industry leaders and key clients and presentations from the local management team. See page 122 for further details.	Received updates on WPP's client satisfaction scores. Received deep-dive updates at Board meetings from Global Client Leaders on key clients. WPP's Modern Slavery Act Statement, available on our website, is reviewed by the Sustainability Committee each year and recommended to the Board for approval. For more detail on how the Company manages modern slavery risk, see our website at wpp.com/sustainability/modern-slavery-act-statement **2023 SPECIFIC** The Sustainability Committee received updates on media decarbonisation and responsible procurement.	We were pleased to achieve a score of 8.3 (out of 10) from our major clients over the last year for our ability to support their diversity, equity and inclusion goals and 8.0 out of 10 for our ability to support their sustainability goals. Following the 2023 AGM, the Board met with suppliers and external advisors, providing a valuable opportunity to engage with these stakeholder groups and listen to feedback.

HOW OUR BOARD ENGAGES WITH STAKEHOLDERS CONTINUED

CLIENTS, PARTNERS AND SUPPLIERS CONTINUED

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
COMPANY ENGAGEMENT	Our people regularly engage with suppliers, including through our Chief Executive Officer in joint product development, skills development and joint go-to-market programmes. We engage with our major clients through our central team of Global Client Leaders, our agency CEOs, and their teams.	We evaluate potential suppliers on a variety of factors, including diversity, carbon reduction and human rights. **2023 SPECIFIC** We disclose our own sustainability policies and performance in response to client questionnaires and in pitches. We launched a client version of our Green Claims Guide and ran targeted training for employees and for clients in potentially higher-risk and higher-emissions sectors (page 27).	The Company partnered with NVIDIA to build a generative AI-enabled content engine for digital advertising. See page 35 for further details. GroupM launched a comprehensive post-cookie readiness programme in November 2023, in partnership with Google Chrome. This global initiative brings together clients to accelerate their understanding of Google Privacy Sandbox APIs and their use in advertising. See page 35 for further details.

PEOPLE

We depend on the talent, creativity and technology skills of our people. And we want our employees to embrace our purpose, culture and values. In return, our people receive salaries, pension contributions, employee benefits, career development and training.

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
BOARD ENGAGEMENT	Cindy Rose, our Workforce Engagement Non-Executive Director, attended meetings of the Workforce Advisory Panel (WAP) and updated the Board on matters discussed. **2023 SPECIFIC** The Board engaged with senior managers at the Board strategy meeting and during the course of the year. A lunch was hosted between the Board and 'rising stars' during the Regional Review in India, offering valuable insights for the purposes of career and talent development.	Reports at each Audit Committee meeting were received on issues raised via Right to Speak channels. **2023 SPECIFIC** Formal reports to the Board from the Chief Executive Officer and Chief People Officer included: – Updates on ways of working – Updates on talent, career development and succession planning – Reports on employee mental health and wellbeing – In-depth reviews of the people strategy, people risk and workforce engagement – Progress on DE&I initiatives – Results of various employee engagement and culture monitoring surveys undertaken through the year and actions taken to address employee feedback	To align management with employees and shareholders, DE&I goals continue to be linked to leaders' compensation and performance reviews and carbon metrics continued to be included in incentive plans for Executive Directors in 2023. We offer a number of ways for people to learn, develop and thrive, investing £27.9 million in 2023 (2022: £31.3 million). We introduced new tools and technology to facilitate regular Career Conversations throughout the organisation.
COMPANY ENGAGEMENT	We regularly survey our staff about their experiences at work and have extensive internal communications programmes and platforms to keep staff informed. **2023 SPECIFIC** The Chief Executive Officer hosted 10 townhalls and various leadership events, which gave him the chance to speak to our people directly and to hear from attendees in return.	Our All In survey helps us better support employees, hold ourselves accountable, and create a culture that is inclusive and empowering for all (page 38). **2023 SPECIFIC** Our global Employee Community Groups provide support for our people with a shared identity or experience, including LGBTQ+, neurodiversity and more. The Company invited its global workforce to practise inclusion as a skill in 2023 by expanding inclusive leadership training to its 114,000 employees across the world.	We were proud to be placed 158 out of 850 in the *Financial Times* 2024 Diversity Leaders Ranking. This is a particularly important award as 70% of scores come from employee surveys. We continued to invest in our Mental Health Allies programme and published a new mental health policy. A record 83,241 employees took part in our annual All In staff engagement survey (an increase of 14% on 2022).

PLANET

We are committed to responsible and sustainable business practices. We take steps to optimise our own environmental impact, but recognise that our greatest contribution to the planet is through our work with clients, which can shift attitudes and change behaviours to build a sustainable future and a more inclusive society.

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
BOARD ENGAGEMENT	The Board undertook deep-dives on a range of ESG topics, climate-related risks and opportunities, net zero transition planning and media decarbonisation. **2023 SPECIFIC** Several of our Sustainability Committee members are active members of Chapter Zero, an online community that aims to empower non-executive directors to lead crucial UK boardroom discussions on the impacts of climate change.	Reports to the Sustainability Committee included progress updates on the Company-wide sustainability strategy and developing a Net Zero Transition Plan; progress on WPP's single-use plastics commitment; performance against near-term science-based carbon reduction targets and sustainability KPIs including renewable energy; and stakeholder engagement and feedback. For more detail see pages 137–138. **2023 SPECIFIC** Regular updates were provided to the Sustainability Committee on developing our Net Zero Transition Plan.	We continue to make good progress towards our Scope 1 and 2 targets: at the end of 2023, we had achieved a 76% absolute reduction in tonnes of CO_2e emissions (Scope 1 and 2) since our 2019 baseline, and a reduction of 18% year-on-year. We have linked the margin of our $2.5 billion revolving credit facility to specific sustainability measures as we work to embed carbon-reduction targets and broader sustainability commitments into our financing arrangements.
COMPANY ENGAGEMENT	**YEARLY** We engage with corporate, government and NGO clients on issues ranging from climate action to biodiversity and human rights during the development of their campaigns. We regularly meet with investors, rating agencies and benchmarking organisations on sustainability issues.	**YEARLY** We disclose relevant information to shareholders through our Annual Report, quarterly financial statements and Regulatory News Service announcements. **2023 SPECIFIC** In 2023, we analysed our indirect suppliers' carbon footprint in detail, identifying those 'carbon strategic suppliers' we can engage with to help bring down emissions (see page 71).	WPP's Green Claims Guide provides principles and practical tips for making effective green claims that are not misleading in any way. In 2023 we launched a client version of the guide and ran training for employees and clients in potentially higher-risk and higher-emissions sectors (see page 27).

COMMUNITIES

We can help boost the impact of not-for-profit and non-governmental organisations by providing marketing and creative services, often on a pro bono basis, enabling them to raise awareness and funds, recruit members, and achieve campaign objectives.

	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
BOARD ENGAGEMENT	The Board received updates on progress against the 2020 commitment to spend $30 million over three years to fund internal and external racial equity programmes. For more detail on how we are investing in our communities, see page 58. **2023 SPECIFIC** The Board was able to visit a school during the Regional Review in India as part of its engagement with the WPP India Foundation. The Board received updates on the 2023 launch of the Creative Data School in partnership with leading non-profit and educational organisations. Delivered both online and in schools, the course has already taught essential technical skills to over 6,000 young people across the UK.	The Sustainability Committee oversaw the work on the sustainability strategy and the progress made on embedding Group-wide sustainability targets tied to the WPP purpose statement. Updates received from the business on elements of the Group's operations which impact the wider community, including the Group's tax strategy. **2023 SPECIFIC** Reports to the Sustainability Committee included updates on a partnership with UNHCR to support those affected by events in Ukraine, the floods in Pakistan and the earthquakes in Turkey and Syria.	In 2023, we signed up as founding member to Neurodiversity in Business, to build a better future and improve the wellbeing of neurodivergent people within our company, our industry and beyond. Following the 2023 Creative Data School programme, eligible candidates were invited to apply for work experience and internships within the WPP network.
COMPANY ENGAGEMENT	We work closely with communities and NGO partners to increase our understanding, and amplify the impact, of their work. **2023 SPECIFIC** We contribute to early-career development through internships and apprenticeships and engagement forums such as the WPP India Foundation and the Creative Data School in the UK.	We encourage our people to volunteer their time and continue to run employee match funding appeals for disaster relief, including through initiatives such as the VML Foundation and We Care We Act. **2023 SPECIFIC** In October, in response to the terrible events in Israel and Gaza, employees once again gave generously; with match funding we raised a total of £60,000 in partnership with the British Red Cross. See page 59.	Our total social contribution in 2023 was £36.1 million (2022: £35.5 million). The Company launched the Welcome Talent initiative in Belgium, to diversify the talent pipeline in the Belgian communications industry.

BOARD ACTIVITIES

A summary of key areas of focus throughout the Board's 2023 calendar is set out below

The Board is responsible for setting the Company's purpose, values and culture, in addition to overseeing the Company's overall financial performance and execution of the strategy. The Board recognises the importance of considering the perspectives of, and the potential impact on, the Company's key stakeholders in its discussions. Its responsibilities are discharged through an annual programme of meetings, each of which follows a tailored agenda. A typical Board meeting will comprise updates from the chairs of our Board committees, in addition to reports on operational and financial performance, the transformation programme, progress on strategy, people updates and a deep-dive into a particular ESG topic. The annual programme maintains an element of flexibility to allow emerging and evolving items to be scheduled as necessary.

CALENDAR OF KEY EVENTS 2023

FEBRUARY 2023
- Approved Preliminary Results
- Approved acquisition of Goat


CREATIVE TRANSFORMATION
WPP
PEOPLE PLANET CLIENTS COMMUNITIES
WPP

MARCH 2023
- Approved Annual Report and Accounts, Form 20-F and Sustainability Report

APRIL 2023
- Approved Q1 Trading Update
- Joanne Wilson succeeded John Rogers as CFO



MAY 2023
- Held 2023 Annual General Meeting
- Approved Modern Slavery Act Statement

JULY 2023
- Approved Interim Results
- Reviewed All In survey results

See more on page 38

SEPTEMBER 2023
- Regional Review in Mumbai



See more adjacent

- COO appointed to the Board

OCTOBER 2023
- Dedicated Board strategy meeting
- Approved Q3 Trading Update
- Approved merger of Wunderman Thompson and VMLY&R to create VML

VML

DECEMBER 2023
- Reviewed the AI at Work survey results
- Reviewed principal and emerging risks
- Approved merger of BCW and Hill & Knowlton to create Burson

REGIONAL REVIEW IN MUMBAI

In September 2023 the Regional Review was held in Mumbai. The four-day visit provided opportunities to interact with industry leaders and key clients, hear from local management teams and see how the Company is supporting communities through the WPP India Foundation.

Board members were able to engage directly with individual employees throughout their visit, and listen to feedback from our stakeholders within this fast-growing and strategically important market. Such opportunities are integral to the Board's direct monitoring and assessment of culture within the Company. The Board was also able to host a lunch with 'rising stars', following an India townhall earlier in the visit, offering valuable insights for the purposes of career and talent development.


WPP
INDIA TOWNHALL

COMPOSITION, SUCCESSION AND EVALUATION

BOARD ATTENDANCE TABLE: 2023

	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee	Sustainability Committee
Total number of scheduled meetings	6	9	4	5	5
Members	Attended	Attended	Attended	Attended	Attended
Roberto Quarta[1]	6		4	3(3)	
Mark Read	6				
Joanne Wilson – *appointed on 19 April 2023*	4(4)				
Andrew Scott – *appointed on 7 September 2023*	2(2)				
Angela Ahrendts	6			5	5
Simon Dingemans	6	9			
Sandrine Dufour	6	9	4		
Tom Ilube	5	8	4	4	
Cindy Rose[2]	6	9	2(2)	4(4)	
Keith Weed	6				5
Jasmine Whitbread	6		4		5
Dr. Ya-Qin Zhang	6				5
Former Directors who served for part of the year					
John Rogers – *retired on 27 April 2023*	2(2)				
Tarek Farahat – *retired on 17 May 2023*	3(3)	4(5)			
Nicole Seligman – *retired on 17 May 2023*	3(3)		2(2)	2(2)	
Number of ad hoc meetings	5	0	3	0	0

The numbers in brackets denote the number of meetings the Directors were eligible to attend

1 Roberto Quarta did not attend Nomination and Governance Committee meetings focused on Chair succession

2 Cindy Rose stepped down as a member of the Compensation Committee and was appointed to the Nomination and Governance Committee on 17 May 2023

BOARD COMPOSITION

As at the date of this report, our Board comprised nine independent Non-Executive Directors, the Chairman and three Executive Directors. The aim is to ensure that the compositional balance reflects the needs of the Company, with a Board that is culturally diverse and is able to consider matters from a broad perspective, understanding the views of all our stakeholders. Each individual Board member brings a wide range of skills and experience from different business backgrounds to Board deliberations. Further details, including the external appointments held by Board members and their committee membership, can be found on pages 112 to 114. Further detail on the responsibilities of the Chairman and members of the Board can be found on page 117.

The chart opposite details those skills and experience of our Board which are identified as being particularly important to the execution of the Company's strategy.

BOARD KNOWLEDGE AREAS

SKILLS


10
9
6
6
7
11
11
8
Corporate governance
Audit and risk management
Finance
FMCG
Global media and advertising
Strategy, transactions, M&A
Technology
ESG

BOARD GEOGRAPHICAL EXPERIENCE


8
8
11
12
6
11
Africa and Middle East
Asia Pacific
Europe
International
Latin America
North America

COMPOSITION, SUCCESSION AND EVALUATION CONTINUED

DIVERSITY

WPP believes that diversity, in all forms, fuels creativity. We are committed to ensuring equitable opportunity across WPP – and the same principle applies to the composition of our Board. The Board has a diverse range of experience by way of expertise, business sector background and length of tenure on the Board. Our Non-Executive Directors demonstrate expertise from a range of industries including tech, marketing, financial services, FMCG and pharma, representative of our customer base. The chart on page 123 illustrates the range of skills across the Board, with the new appointments in 2023 bringing additional expertise in finance, ESG and M&A.

The Board Diversity Policy reinforces the Board's ongoing commitment to all aspects of diversity and supports the board diversity principles of the listing rules and FTSE Women Leaders and Parker reviews on gender and ethnic diversity. For further information on the Board Diversity Policy, in addition to a breakdown of the Board and Executive Committee by gender and ethnicity, see page 129.

Diversity, equity and inclusion is also integrated across workforce policy and the Board is provided with regular updates covering a range of metrics and measures, and key trends. In 2023 we once again featured in the Bloomberg Gender-Equality Index.

RE-ELECTION OF DIRECTORS

The Chairman, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. Although there may be specific exceptions to ensure Board continuity, Non-Executive Directors shall not otherwise stand for re-election after they have served for the period of their independence, as determined by applicable UK and United States standards, which is nine years. See page 126 for details on the Chairman's independence assessment and page 128 for details of the Directors standing for re-election at the 2024 AGM. The Non-Executive Directors' letters of appointment are available for inspection at the Company's registered office.

INDUCTION PROGRAMME

To ensure that they are able to effectively contribute to discussion and decision-making, all Directors participate in an induction programme on joining the Board. Each induction programme is tailored to the individual Director, based on their personal experience and background, including matters specific to their role as a member of the committees upon which they sit.

Each induction programme includes meetings with members of the Executive Committee, senior management and external advisors including the external auditor and the Company's corporate brokers. New Directors will also receive a Board induction pack, which is devised to assist with building an understanding of the Company and to introduce the Company's key stakeholders, as well as explain the commercial and regulatory environment in which the Company operates. Access to key industry bodies and publications is also provided.

INDEMNIFICATION OF DIRECTORS

Liability insurance and third-party indemnity provisions are in force for the benefit of Directors and officers who held office during the year and up to the approval of the Annual Report.

BOARD EVALUATION

Each year, WPP completes a review of the Board and its committees to monitor their effectiveness and identify improvement opportunities. Progress against the outcomes of the 2022 evaluation and details of the 2023 evaluation, conducted by Dr Tracy Long from Boardroom Review, are set out on page 127.

The Senior Independent Director met with the Non-Executive Directors during the year to appraise the performance of the Chairman.

BOARD TRAINING AND DEVELOPMENT

To assist the Board in undertaking its responsibilities, ongoing training is provided to all Directors and training needs are assessed as part of the induction programme and Board evaluation process. In 2023, the Board programme included regular presentations from the management teams of our businesses on developments in WPP's sector and operating environment.

At the Board strategy meeting in October, members of the senior management team, together with the Board, had an opportunity to review WPP's strategy and discuss changes in the macroeconomic environment, the potential impact of data, commerce and AI upon clients' marketing activities, technological disruption and the ESG regulatory environment.

The Group Chief Counsel and the Group Company Secretary provide regular updates on current legal and governance matters relevant to WPP, with external counsel providing briefings on the wider landscape. The Board activities calendar on page 122 sets out further detail on topics covered during the year.

The Board is asked to complete a programme of training covering How We Behave, Business Integrity, Safer Data and Sustainability, which are connected to the ethical and business objectives set out in our Code of Conduct. As part of our ongoing commitment to create more open and inclusive workplaces, the Board is also asked to complete a dedicated Company-wide inclusion module – Belonging at WPP.

All Directors have access to the advice and services of the Group Chief Counsel and the Group Company Secretary. The Board also obtains advice from professional advisors, as and when required, and Directors may, as required, obtain external advice at the expense of the Company.

TIME COMMITMENT

In addition to attending Board and committee meetings, each of the Non-Executive Directors devotes sufficient time to the Company to ensure that their responsibilities are met effectively. When making new appointments, the Board takes into account other demands on Directors' time. Prior to appointment, significant commitments are disclosed by Directors to the Board. Any additional external appointments are not undertaken by any of the Directors without prior approval from the Board. See page 128 for the Nomination and Governance Committee's in-year assessment of each Director's external appointments.

NOMINATION AND GOVERNANCE COMMITTEE REPORT

Committee members
- Roberto Quarta (Chair)*
- Angela Ahrendts DBE
- Tom Ilube CBE
- Cindy Rose

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities:
- Reviewing the Board Diversity Policy and overseeing its implementation
- Reviewing the composition of the Board including the balance of skills, knowledge and expertise, experience and diversity
- In conjunction with the Board, considering succession planning for Non-Executive Directors, Executive Directors and senior management
- Making recommendations to the Board for the appointment or reappointment of Directors
- Considering other significant commitments and interests of prospective and existing Directors
- Overseeing the Board's compliance with corporate governance standards and monitoring external governance developments

Attendance at Committee meetings during the year can be found on page 123.

* Committee meetings focused on Chair succession during the year were chaired by Angela Ahrendts, as the Senior Independent Director



ROBERTO QUARTA
CHAIR OF THE NOMINATION AND GOVERNANCE COMMITTEE

DEAR SHAREHOLDER

As Chair of the Nomination and Governance Committee, I am pleased to report on the Committee's work in 2023. Our Senior Independent Director, Angela Ahrendts, will also present part of this report due to the Committee dedicating a significant amount of its time during the year to the search for a new Non-Executive Chair.

In addition to focusing on the Non-Executive composition, the Committee reviewed the Board's Executive Director composition during the year. The Company's Chief Operating Officer, Andrew Scott, was appointed to the Board as an Executive Director in September 2023. Andrew joined the Company in 1999 and was appointed as global Chief Operating Officer in 2018. He brings to the Board a deep understanding of our business from his 24 years with WPP.

Details of the Committee's review of the Board Diversity Policy and its assessment of progress against it can be found on page 129, alongside gender and ethnicity information. Following its review, the Committee recommended to the Board that the Policy was amended to cover a broader range of diversity characteristics in line with the Company's progress. I am pleased to report that the Company complies with the targets outlined within the listing rules, with 42% of the current Board Directors being women, two of the senior positions currently held by women and two members of our Board being from non-white ethnic minority backgrounds.

The Committee also considered the findings of the 2023 Board evaluation which was conducted externally by Dr Tracy Long from Boardroom Review. I am pleased that the review concluded that the Committee and the Board continue to operate effectively, whilst also highlighting areas for development in 2024. Further details can be found on page 127.

As part of the Committee's governance oversight role, it reviewed the operation and remit of the Sustainability Committee during the year, with the outcome of partially combining certain Sustainability Committee and Audit Committee meetings from 2024. This change will streamline the review and assurance processes associated with sustainability reporting across the two committees.

As I prepare to step down from the Board having reached my nine-year tenure, I would like to thank the members of the Committee, together with management, for their support during the year and throughout my time on the Committee. The sections that follow provide a more detailed explanation of the work of the Committee undertaken during the year.

Roberto Quarta
Chair of the Nomination and Governance Committee
21 March 2024

NOMINATION AND GOVERNANCE COMMITTEE REPORT CONTINUED



SENIOR INDEPENDENT DIRECTOR

NON-EXECUTIVE CHAIR SEARCH

As the Senior Independent Director, I led the search process during the year for a new Non-Executive Chair, on behalf of the Committee. Russell Reynolds, which was formally appointed to assist with the search, is independent of the Company and all the Directors, in addition to being a signatory of the voluntary code of conduct for executive search firms. The Committee and Board aligned on the desired candidate criteria, which included: an individual with deep board leadership experience with the ability to bring a strategic perspective to Board topics; who shares the Board's ambition to grow the Company; and has experience of operating in international markets.

A structured search was conducted, and a suitable longlist of diverse candidates was assessed to determine a further shortlist for Committee members to meet. Once the ongoing and extensive selection process has concluded, and following the Committee's recommendation, the Board intends to appoint a Chair-designate to the Board. Reflecting the desire to ensure an orderly transition, the Board and Roberto Quarta have agreed for Roberto to remain as Chairman, until his successor is appointed and transitioned into the role. On this basis, Roberto will put himself forward for re-election at the AGM.

The Board has considered the matter of Roberto's independence in light of this extension and has concluded, notwithstanding his serving for more than nine years, he continues to make high-quality contributions to Board and committee meetings and, following this assessment, the Board has determined that Roberto Quarto remains independent. It was further considered by the Board that Roberto's extension is in the best interests of the Company.

The Committee will oversee the delivery of the induction and training programme for the Chair-designate throughout the transition period.

A THANK YOU TO ROBERTO QUARTA

Roberto's tenure as Chairman of WPP's Board has been one of the foundations of the organisation's strategy, transformation plan and renewed financial strength.

He has overseen the successful sale of Kantar, significantly reducing WPP's debt, the revitalisation of WPP's offer to clients and the radical simplification of the organisation. The reshaping of the Company has included the creation of new industry leaders such as VML, Burson and FGS Global, and Roberto has been pivotal in guiding WPP's growth into a creative and technological powerhouse, with every capability brands need for success in modern marketing. Under his chairship, WPP became the global marketing partner of The Coca-Cola Company in the largest pitch in the industry's history.

Roberto helped WPP successfully navigate the Covid-19 pandemic in 2020 and 2021, with the Company implementing measures that protected the business, preserved employment and yielded strong financial results in 2022.

Throughout his tenure he has fostered a culture of openness and respect. His commitment to high ethical standards and sound governance is evidenced through WPP's record on diversity – today women make up 42% of the Board – and the establishment of the Board's Sustainability Committee, instrumental in WPP's ESG objectives, including setting industry-leading carbon emissions reduction goals in 2021.

Roberto's guidance and wise counsel has ensured continuity and stability. He has skilfully and successfully managed Board refreshment with key appointments and farewells of long-serving directors, ensuring effectiveness and high standards of governance.

On behalf of my Board colleagues, I would like to thank Roberto for his dedicated service and exceptional contribution during a period of profound change. It has been a privilege to serve alongside you.

Angela Ahrendts
Senior Independent Director
21 March 2024

2023 BOARD EVALUATION

In accordance with the Code requirements, the Board undertakes an externally facilitated evaluation every three years, with the next one due in 2024. However, to help facilitate the intended Chair transition process, the Board agreed to bring forward the external evaluation by a year.

The external evaluation was facilitated by Dr Tracy Long from Boardroom Review, who has no other connection with the Company. The evaluation comprised pre-briefings and information reviews, interviews with Board members and a facilitated workshop discussion on key themes, including Board contribution and composition, the work of the Board and the use of time and information. The evaluation included reference to internal reviews conducted and the 2021 externally conducted review. Progress against the outcomes of the 2022 evaluation was also considered, details of which are set out below.

KEY RECOMMENDATIONS FOR 2023	WHAT WE HAVE DONE IN 2023
Briefings/deep-dives: Enhance depth of Board operational and commercial knowledge through deep-dive sessions outside scheduled meetings on key themes and component parts of the strategy including technology, key markets, key agency businesses and transformation workstreams	The Board strategy session in October allowed time for deep dives on various parts of the strategy including AI plans and simplification of the business including the creation of VML and GroupM restructuring. The Board appointed a sub-committee to allow greater focus on particular elements of the Company's transformation programme, where dedicated time was spent on finance ERP and HR transformation in particular. The Regional Review held in India provided insights into this key market for WPP.
Stakeholder engagement and insights: Continue to identify and create opportunities to engage with the Company's broader stakeholder groups (internal and external) and receive insights on their views and expectations of the Company	Investor engagement included meetings with key shareholders during financial results, the Capital Markets Day, and ad hoc roadshow events. During the Regional Review in India, the Board took the opportunity to meet with 'rising stars' in the market, conducted a town hall and met with broader industry leaders and key clients and partners.
Succession planning and talent development: As well as continuing to review the optimal composition and skills of the Board, greater focus and time to be spent on WPP's senior leadership succession and talent development, reviewing key criteria and skillsets required for senior leadership positions to support the longer-term prospects of the Company, as well as engaging with the talent bench and hearing their views on key strengths, weaknesses, opportunities and threats for the organisation	The Board continued to focus on getting to know the top talent and ensuring current and future agency leaders have the skills and behaviours to define WPP's future. Investment in creative and technology talent and training and support remained a key focus to help drive innovation and further develop leadership skills. The Regional Review in India provided an opportunity to meet with the senior leadership team and the talent bench in that market.
Longer-term strategy and performance: Continue to focus on long-term strategy and organic and inorganic opportunities for margin enhancement and oversee key deliverables under the transformation programme	The Board strategy session focused on the opportunity ahead and the strategic imperatives for growth and margin enhancement, including the application of technology and scale, which would continue to be a focus for discussion in 2024. Subsequently at the Capital Markets Day earlier this year, the executive team laid out WPP's plans for the next phase of the strategy to capture the opportunities offered by AI, maximise the potential of creative transformation and deliver faster growth, higher margins and improved cash generation.

The output of the evaluation was that the Board is operating effectively, with strong Board dynamics and contribution, and a strong culture – driven by values and simplification with improving governance under a new Senior Independent Director and Audit Committee Chair. The Board's support on the strategic priorities and transformation programme also remains strong.

Key areas to progress in 2024 were identified as part of this process:

- **Strategy:** create more time and opportunity for the Board to: review assumptions on future growth (organic and inorganic) and operational execution in more depth; deep dive into the new business pipeline and AI strategy roadmap as well as key markets
- **Focused agenda time:** ensure greater time is spent on operational execution matters and emphasise focus on discussion vs presentation. Consider use of committee time to support this and offline deep-dives
- **Cyber:** continue to focus on cyber preparedness and consider further opportunities to enhance Board domain knowledge and build resilience to help strengthen oversight of reputational, financial and operational impacts
- **Board and leadership succession:** continue to focus on leadership succession for key positions and review pipeline of talent in more depth, aided by appraisals and other feedback mechanisms and engagement opportunities. While a medium-term priority, consideration should be given to future Board composition and skills required to support the next phase of WPP's strategy

NOMINATION AND GOVERNANCE COMMITTEE REPORT CONTINUED

COMMITTEE EVALUATION

The performance of the Committee was considered as part of the evaluation process, which concluded that the Committee was operating effectively and continued to successfully plan for and ensure Board composition and committee structures were aligned to priorities and governance requirements, and reflected the greater diversity and an enhanced mix of skills and expertise needed to deliver on the next phase of the strategy.

BOARD AND COMMITTEE CHANGES

As mentioned in last year's report, Nicole Seligman and Tarek Farahat did not stand for re-election at the 2023 AGM, and Joanne Wilson succeeded John Rogers following the announcement of the Company's 2023 First Quarter Trading Update. It was announced on 7 September 2023 that Andrew Scott had been appointed as an Executive Director to the Board with immediate effect.

As also mentioned in last year's report, Cindy Rose stepped down as a member of the Compensation Committee and joined the Nomination and Governance Committee with effect from the conclusion of the 2023 AGM.

Andrew Scott will stand for election at the AGM for the first time. All other Directors, will stand for re-election with the support of the Board.

SUCCESSION PLANNING

Given the maintained size of the Board, the Committee continues to recommend that future appointments should be made on a needs basis. Succession planning is considered regularly and the Committee will continue to make appropriate recommendations to the Board as necessary.

The Committee will continue to review succession planning at Executive Committee and senior management levels to promote effective and diverse leadership succession, and ensure that it is fully aligned to the Group's strategy.

DIRECTORS' INDEPENDENCE AND EXTERNAL APPOINTMENTS

The Committee assessed the independence of all the Non-Executive Directors pursuant to the Code and concluded that all are considered independent and continue to make independent contributions and effectively challenge management. See page 126 for details of the Chairman's independence assessment.

The assessment covered each Director's time commitment, with full consideration given to the number of external positions held by the Executive and Non-Executive Directors, including the time commitment required for each. The Committee did not identify any instances of overboarding and confirmed that all individual Directors have sufficient time to commit to their appointment as Directors of the Company. The full list of key external appointments held by our Directors can be found on pages 112 to 114.

The Committee also reviewed the Company's guidance on Directors' external appointments against applicable shareholder advisory groups' individual policies on overboarding.

GOVERNANCE REVIEWS

The Committee has responsibility for overseeing the effective governance of the Board and its committees and for making recommendations to the Board to ensure arrangements are consistent with emerging best practice.

Further to the Committee's review of the operation and remit of the Sustainability Committee during the year, as mentioned on page 125, the Committee reviewed action taken to comply with the Code and other legal, governance and regulatory obligations. See page 111 for further details of the Company's compliance with the Code. From a regulatory perspective, the Committee and the Audit Committee paid significant attention to UK Corporate Governance Reforms.

WORKFORCE ENGAGEMENT

As WPP's designated Non-Executive Director for UK Workforce Advisory Panel (WAP), Cindy Rose regularly attends the WAP meetings to further engagement with the Company's global employee base. During the Board's 2023 Regional Review in India, Non-Executive Directors joined WPP's India People Forum to hear from employees directly on subjects that matter to them, including cross-agency collaboration, the integration of WPP's offer, and learning and development.

Agendas for the WAP meetings are set by WAP members, views and insights from the various forums are shared directly with the Board, and the Board's feedback on how the insights have informed decision making is presented back.

CONFLICTS OF INTEREST

In line with their statutory duties, our Directors must: report any changes to their commitments to the Committee; immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation; and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, as appropriate, authorised by the Board in accordance with the Company's Articles of Association. A Conflicts of Interest Register is also reviewed periodically, which sets out any actual or potential conflict of interest situations which a Director has disclosed to the Board and any practical steps to be taken to avoid conflict situations. When reviewing conflict authorisations, the Board considers any other appointments held by the Director as well as the findings of the Board evaluation. During the year, no actual conflicts were identified.

The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors and of me, your Chairman, do not conflict with our duties and commitments as Directors of the Company.

TERMS OF REFERENCE

The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 31 January 2024. A copy of the Committee's terms of reference is available on the Company's website at wpp.com/investors/corporate-governance.

BOARD DIVERSITY POLICY

In January 2024, the Committee reviewed the Board Diversity Policy and associated targets. The 2024 review recommended updates to the policy to reference how the Company aims to address wider diversity characteristics in respect of the Board committees, which is required to be considered under the FCA's disclosure and transparency rules. As part of Board discussions, recognition was given to the importance and benefits of greater diversity throughout the organisation, and the recommended updates from the 2024 review were approved by the Board on 31 January 2024.

The targets of the policy and an update against meeting each of them are set out below. The Company aims to maintain the balance set out in the targets of the policy as a minimum and our wider ambition is to reach parity on Board gender diversity and maintain ethnic diversity. A copy of the Board Diversity Policy is available on the Company's website at wpp.com/investors/corporate-governance.

BOARD DIVERSITY TARGETS, AS AT 21 MARCH 2024

BOARD DIVERSITY POLICY TARGET	DIVERSITY POSITION[1]	TARGET STATUS
To maintain a minimum of 40% female share of Board Directors	As at the date of this report, women represent 42% of the Board	✓
To maintain a minimum of 10% share of Board Directors from an ethnic minority background (according to categories recommended by the Office for National Statistics)	As at the date of this report, there continues to be two Board Directors from an ethnic minority background, equating to a 16% share	✓
To maintain at least one female in the senior Board positions of Chair, Senior Independent Director, Chief Executive Officer or Chief Financial Officer	As at the date of this report, two senior Board members are women	✓

1 Further information on Board composition and diversity can be found on pages 123-124

TABLES PRESENTED WITH REFERENCE TO LISTING RULE 9.8.6, AS AT 31 DECEMBER 2023[2]

GENDER IDENTITY

	Our Board			Executive Committee	
	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	7	58%	2	12	60%
Women	5	42%	2	8	40%
Not specified/prefer not to say	–	–	–	–	–

ETHNIC BACKGROUND

	Our Board			Executive Committee	
	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other white (including minority-white groups)	10	84%	4	16	80%
Mixed/multiple ethnic groups	1	8%	–	2	10%
Asian/Asian British	1	8%	–	1	5%
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group, including Arab	–	–	–	–	–
Not specified/prefer not to say	–	–	–	1	5%

2 Disclosure data concerning gender and ethnicity representation is collected directly from all individual Board and Executive Committee members through surveys that are issued for completion annually. The surveys ask individuals to disclose their gender and ethnicity using the options shown in the left-hand columns of the above tables, and therefore include the option not to specify an answer. This data is collated by the group secretariat team and held securely and in accordance with the WPP Fair Processing Notice and the WPP Privacy & Security Charter

AUDIT COMMITTEE REPORT

Committee members
- Sandrine Dufour (Chair)
- Cindy Rose OBE
- Tom Ilube CBE
- Simon Dingemans

The Company Secretary is Secretary to the Committee and attends all meetings.

Regular attendees at the invitation of the Committee include the Chairman, Senior Independent Director, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Group Chief Counsel, Group Finance Director, General Counsel Corporate Risk, Director of Internal Audit, and the external auditor.

The Board has determined that Sandrine Dufour is the Audit Committee financial expert as defined by the Sarbanes-Oxley Act 2002 and, together with Simon Dingemans, has recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code ('the Code'). The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended. The Committee has, as a whole, competence relevant to the sectors in which the Company operates.

Key responsibilities
- Monitoring and critically assessing the integrity of financial information provided to shareholders, including the review of significant accounting policies and financial reporting judgements
- Overseeing the appointment, remuneration and independence of the external auditor and the effectiveness of the audit process as a whole
- Reviewing the integrity, adequacy and effectiveness of the Company's internal financial controls and the internal control and risk management systems, including the risk management framework and related compliance activities
- Monitoring the integrity of the Company's ESG disclosures and related assurance
- Assessing and monitoring principal and emerging risks facing the Company
- Monitoring and reviewing the Company's internal audit function effectiveness and activities

Attendance at Committee meetings during the year can be found on page 123.



SANDRINE DUFOUR
CHAIR OF THE AUDIT COMMITTEE

DEAR SHAREHOLDER

As Chair of the Audit Committee, I am pleased to present this report, which intends to give shareholders a clear overview of the Committee's work in 2023, including on discharging its important oversight role to monitor and critically assess the integrity of the Company's financial reporting and the effectiveness of internal control and risk management systems on which it has reported to the Board.

Overseeing audit transition activities formed a significant focus for the Committee during the year, following the Board's decision, subject to shareholder approval, to appoint PricewaterhouseCoopers LLP (PwC) as external auditor from the Company's 2024 financial year onwards. The Committee's monitoring for continuous improvement in the control framework formed a key consideration in the context of the audit transition process. Further details on this process throughout the year are provided in the following pages of this report.

At each Committee meeting, the identification and review of emerging risks have been considered by the Committee. Following a review by the Nomination and Governance Committee and to ensure more effective governance and oversight of key sustainability issues and risks and assurance thereof, certain meetings of the Committee have been partially combined with Sustainability Committee meetings from 2024. This change will streamline the review and assurance processes associated with sustainability reporting across the two committees. The Committee also paid careful attention during the year to regulatory developments, including the implementation of ESG reporting frameworks and the UK Government's corporate reporting and audit reform initiatives.

Key considerations in 2023 included:

- Continuing to provide oversight of the financial reporting process and integrity of the financial statements
- Considering the judgement applied in calculating headline measures, to present an alternative measure of performance by excluding significant, non-recurring or volatile items otherwise included in reportable figures
- Regularly reviewing headline cyber security risks and vulnerability management capabilities, including the associated uses of generative AI
- Monitoring the role, performance and outcomes of the Risk and Controls Group against its objectives, including for the continuous improvement of the control environment
- Considering the identification and review of emerging risks
- Overseeing audit transition activities and managing the 2023 statutory audit, including the key audit risks and level of materiality applied by Deloitte
- Overseeing the integrity of the Company's ESG disclosures
- Ongoing monitoring of the business integrity programme, including oversight of whistleblower reports
- Monitoring progress against the internal audit plan and reviewing the effectiveness of the internal audit function

Other reviews undertaken in 2023 included:

- Reports on any actual or potential material litigation
- Group treasury funding strategy, performance and risk management, including supply chain finance
- Group tax strategy, performance and drivers of the Group effective tax rate
- Reports on data protection and data privacy
- Implementation reports on the UK Government's corporate reporting and audit reform initiatives
- Assessment of fraud risk

The annual Board effectiveness evaluation assessed the performance of the Committee and I am pleased that this concluded that the Committee operates effectively, whilst also highlighting minor areas for development in 2024. The Board takes reassurance from the quality of the Committee's work and is satisfied that the Committee members bring a wide range and depth of financial and commercial experience and, in addition to those members designated to have recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code (the 'Code'), Tom Ilube and Cindy Rose bring extensive subject matter and process expertise including on emerging technologies, IT transformation and cyber security to the Committee's membership.

Joanne Wilson succeeded John Rogers as Chief Financial Officer in April 2023 and the Committee spent time with Joanne throughout the transition period to provide support and oversight, including in respect of transformation programme responsibilities.

As mentioned in last year's report, the Board has established a Transformation Board Sub-committee to oversee programme aspects in greater depth. The Chief Financial Officer, Chief Information Officer and Group Transformation Director continued to provide regular updates to both the Transformation Board Sub-committee and directly to the Board during the year on the IT, finance and HR components of the transformation programme. I also met privately with the lead audit partners for Deloitte and PwC, in addition to the Director of Internal Audit, to provide opportunities to discuss potential issues and as part of the ongoing assessment of their effectiveness.

The sections that follow provide a more detailed explanation of the Committee's work in 2023.

Sandrine Dufour
Chair of the Audit Committee
21 March 2024

AUDIT COMMITTEE REPORT CONTINUED

FINANCIAL REPORTING

The Committee is responsible for reviewing the quarterly, half yearly and annual financial results, including the Annual Report, with management, focusing on the integrity of the financial reporting process, compliance with relevant legal and financial reporting standards and application of accounting policies and judgements.

During the year, the Committee considered management's application of key accounting policies, compliance with disclosure requirements and relevant information presented on significant matters of judgement to ensure the adequacy, clarity and completeness of half yearly and annual financial results announcements. The Committee undertook a detailed review before recommending to the Board that the Company continues to adopt the going concern basis in preparing the annual financial statements.

The Committee also reviewed various materials to support the statements in the Annual Report on risk management and internal control and the assessment of the Company's long-term viability – see page 97 for more details.

FAIR, BALANCED AND UNDERSTANDABLE

To support the Board's confirmation that the Annual Report and Accounts, taken as a whole, is considered to be fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position, performance, business model and strategy, the Committee oversaw the process by which the Annual Report and Accounts was prepared, which runs in parallel with the process followed by the external auditor.

The Committee received a summary of the approach taken by management in the preparation of the Annual Report and Accounts to ensure that it met the requirements of the Code, and considered in particular: the accuracy, integrity and consistency of the messages conveyed in the Annual Report; the appropriateness of the level of detail in the narrative reporting; and that a balance had been sought between describing potential challenges and opportunities.

The Committee therefore recommended to the Board (which the Board subsequently approved) that, taken as a whole, the 2023 Annual Report and Accounts is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company's position and performance, business model and strategy.

INTERNAL AUDIT

The internal audit team, which reports functionally to the Audit Committee, provides independent assurance over the Company's risk management and internal controls processes via internal audits and the testing programme for the Sarbanes-Oxley Act. The internal audit team has unrestricted access to all Group documentation, premises, functions, and employees to enable it to perform its work.

The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present to discuss risk matters and the nature of internal audit findings in more depth. The Director of Internal Audit formally reports to each Committee meeting on the key internal audit findings, together with the status of management's implementation of recommendations. Twice a year this includes key themes from internal audit's work. This year, those themes included issues relating to access management, procurement, business continuity, and contract and regulatory compliance. Significant issues identified were discussed in detail by the Committee along with the remediation plans to resolve them.

The annual internal audit plan includes assurance over the Group's transformation activities, other key projects and initiatives, and audits of key business risks and operating companies. It was approved by the Committee and progress against the plan was monitored throughout the year with any changes to the plan noted and approved by the Committee. The internal audit team continue to successfully deliver through a hybrid model of remote auditing supported by international travel where appropriate.

The Committee assesses the work of internal audit on a regular basis and monitors the resourcing and experience within the team. We are satisfied that the scope, extent and effectiveness of internal audit work is appropriate for the Group and that there is an appropriate plan in place to sustain and continually improve this.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board has overall responsibility for setting the Company's risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2023, was responsible for monitoring and reviewing the effectiveness of the Company's approach to risk management and the internal control framework.

Under the overall supervision of the Committee, the WPP Risk Committee, an executive committee which reports into the Audit Committee and is supported by Risk committees in each network, identifies and assesses emerging and principal risks and oversees and manages day-to-day risk in the business. The General Counsel, Corporate Risk provides regular updates to the Committee on risk matters including emerging risks, adherence to the Company's business integrity programme (including mitigating and remediation actions) and the monitoring and evolution of the Company's four risk modules: governance, culture, appetite and management.

An overview of how our risks are assessed and managed and how these were reviewed to assess the Company's viability can be found on pages 93 to 97, together with an assessment of the principal risks and uncertainties facing the Company on pages 98 to 105.

In fulfilling its responsibilities, the Committee received reports from the Risk and Controls Group throughout 2023 to enable evaluation of the control environment and risk management framework. Any necessary matters are highlighted in the Audit Committee Chair's update to Directors at the relevant Board meeting and discussed by the Board.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Committee carried out in-depth reviews of the Group's internal controls over financial reporting, with a focus on monitoring and compliance with Section 404 of the Sarbanes-Oxley Act.

During 2023, the Committee monitored the effectiveness of the internal financial controls and internal control system of the Group. This primarily consisted of reviewing assurance reports from internal audit on the effectiveness of the internal controls and being provided frequent updates of the status of, and reviewing the conclusions of, management's assessment of internal control over financial reporting. Management's assessment was based on the internal audit testing plan reviewed by the Committee in early 2023, which used the criteria for effective internal control reflected in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management evaluated all internal control deficiencies identified throughout the Group both individually and in the aggregate, to conclude on the effectiveness of the Group's internal control framework and reported these conclusions to the Committee.

BUSINESS INTEGRITY

During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Company has established procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns and more information on this can be found on page 97. The Committee received regular updates on the Company's systems and controls for ethical behaviour, which included matters reported on the Company's Right to Speak helpline and investigations and actions undertaken in response. The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by network both for substantiated and unsubstantiated cases. During the year, the Committee was satisfied that the Company's whistleblower and investigations protocols, and the Right to Speak helpline arrangements, are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action.

TERMS OF REFERENCE

The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 13 March 2024. A copy of the Committee's terms of reference is available on the Company's website at wpp.com/investors/corporate-governance.

FRC MINIMUM STANDARD

The Committee considered the FRC's External Audit: Minimum Standard, as issued in May 2023, as part of the Committee's activities in relation to oversight of external audit.

AUDIT COMMITTEE REPORT CONTINUED

EXTERNAL AUDITOR

The Committee has primary responsibility for overseeing the relationship with the external auditor, including assessing its performance, effectiveness and independence annually prior to making a recommendation to the Board in respect of its reappointment or removal.

The Company has complied with the Competition and Markets Authority's Statutory Audit Services Order 2014 for the financial year under review in respect to audit tendering and the provision of non-audit services, with James Bates holding the role of lead audit partner for Deloitte since the 2021 audit.

AUDITOR TRANSITION

As previously reported, after the conclusion of a competitive audit contract tender for the purposes of compliance with applicable auditor rotation rules, the Board has appointed, upon the Committee's recommendation, PricewaterhouseCoopers LLP (PwC) as the Company's new independent auditor commencing with the audit of the Company's 2024 financial year. PwC's appointment remains subject to shareholder approval to be obtained at the Company's 2024 AGM. Deloitte was re-elected at our 2023 AGM in respect of the Company's 2023 financial year.

The transition governance group (Governance Group) which includes representation from WPP, PwC and Deloitte, met seven times since PwC achieved independence in April 2023 and has continued to ensure all aspects of the transition are proactively managed and provide regular updates to the Committee. A significant initial focus of the Committee in the first quarter of 2023 was on the process and controls to monitor independence by PwC and by the Company, together with overseeing the termination of non-audit services with effect from April 2023, which would be prohibited following appointment.

PwC has held collaborative workshops throughout the year to ensure close cooperation and knowledge sharing with management, launch audit technology tools, and onboard local PwC teams. PwC also engaged extensively with the Company's transformation programme in order to evaluate the impact of management's decisions about process and control design on audit scoping from 2024.

During the second half of the year and following independence being achieved in April 2023, the prospective lead audit partner and his team were invited to attend all Committee meetings, with transition updates being provided at all routine meetings. Based on the process walkthroughs performed during the second half of the year, PwC's first impressions of the Group's control environment were presented to the Committee in December 2023. During this time, PwC has also been formally observing Deloitte's 2023 audit at the Group level and in key markets and the Committee Chair has held a number of meetings with PwC's prospective lead audit partner and the PwC team.

The below timeline further illustrates the key stages of the transition process during the period.

2023 EXTERNAL AUDIT TRANSITION PROCESS MILESTONES

MILESTONES

PRE-INDEPENDENCE FAMILIARISATION	POST-INDEPENDENCE TRANSITION
January 2023 → March 2023	March 2023 → March 2024

FUNDAMENTAL STEPS (Pre-independence familiarisation)

- Meeting auditor independence requirements
- Agreeing effective ways of working between PwC and Deloitte
- Building understanding of WPP's structure and transformation programme

FUNDAMENTAL STEPS (Post-independence transition)

- Reviewing historical accounting judgements
- Shadowing Deloitte's half-year review and year-end audit procedures
- Launching audit technology tools
- Onboarding of local audit teams and transition plans
- Determining provisional audit scoping for 2024

APPOINTMENT OF EXTERNAL AUDITOR AT ANNUAL GENERAL MEETING

Deloitte will resign following the completion of the audit for the financial year ending 31 December 2023 and the Committee has recommended to the Board that PwC be appointed to fill the casual vacancy. Shareholders will be invited to appoint PwC as the Company's new independent auditor at the 2024 AGM and to authorise the Audit Committee to determine the auditor's remuneration. Deloitte's lead audit partner will make himself available at the AGM to answer shareholder questions on the 2023 Annual Report.

EFFECTIVENESS AND INDEPENDENCE OF THE EXTERNAL AUDITOR

The Committee is determined to ensure that the Company receives an effective external audit. In 2023, the Committee evaluated the performance of the external audit through its ongoing review of the external audit process against a backdrop of the audit firm transition from Deloitte to PwC. The Committee also considered feedback on the 2023 audit, through discussions with Committee members and key members of the Company's finance team, which covered:

- overall quality of the audit
- independence and objectivity*
- effectiveness of the auditor's challenge and level of scepticism
- integrity of the firm
- transparency of reporting to management and the Committee
- quality of the audit team's leadership
- skills and experience of the audit team

The Committee also considered:

- a report from Deloitte confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent
- the Audit Quality Review's 2022/23 Audit Quality Inspection Report on Deloitte and the actions taken by Deloitte to address the findings in that report

Deloitte attended all Committee meetings in 2023, met the Committee without executive management present and the Committee Chair regularly meets independently with the audit partners.

Overall, the Committee concluded that:

- it continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence
- Deloitte possesses the skills, experience and resources required to fulfil its duties, there was constructive challenge and appropriate scepticism where necessary, such as in challenging management's assumptions. The Committee appreciates in particular the clarity of the auditor's communications and ways of working to provide effective transition support to PwC
- the audit for the year ended 31 December 2023 was effective

NON-AUDIT SERVICES

In line with the Company's Non-Audit Services Policy, the Committee ensures that auditor objectivity and independence are safeguarded by reviewing and pre-approving the external auditor's provision of certain non-audit services (including audit-related and other assurance services). The Committee is mindful of the 70% non-audit services fee cap in determining whether to pre-approve such services.

AUDIT/NON-AUDIT FEES
(£m)


2023
39.9
2.2
42.1
2022
36.9
1.1
38.0
2021
31.9
1.8
33.7
Audit fees
Non-audit fees
Total fee

All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, Deloitte received £39.9 million in fees for work relating to the audit services it provides to the Company. Non-audit related work undertaken by Deloitte amounted to fees of £2.2 million this year, which equated to 6% of the total audit fees paid.

There were no material non-audit services provided by Deloitte during 2023. The Committee considered the level of non-audit services incurred as part of its annual review of Deloitte's independence set out above and was satisfied that the auditor continued to exercise objectivity and remain independent throughout the period.

* Deloitte's length of tenure was not taken into consideration when assessing independence and objectivity due to its resignation following the 2023 audit

AUDIT COMMITTEE REPORT CONTINUED

FINANCIAL REPORTING AND KEY ACCOUNTING JUDGEMENTS

Key accounting judgements made by management were reported to and examined by the Committee and discussed with management and the external auditor, Deloitte. The Committee considered the following key financial reporting judgements in relation to the financial statements:

AREA OF FOCUS	ACTIONS TAKEN/CONCLUSION
CRITICAL JUDGEMENTS AND ESTIMATES	
Goodwill impairments Estimates and judgements in relation to goodwill impairment testing	The Committee assessed the appropriateness of the assumptions used by management in the goodwill impairment assessment model, with a particular focus on discount rates and operating margin key assumptions, and agreed that these are reasonable
OTHER AREAS	
Headline profit Judgements relating to headline profit measures	The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative measure of performance by excluding significant, non-recurring or volatile items otherwise included in the reportable figures. The Committee reviewed management's judgements relating to restructuring and transformation costs, with particular focus on the continued rollout of the Group's ERP system and other ongoing transformation projects, including IT transformation, shared service centres and campus co-locations; and assessed right-of-use asset impairments as part of the property review conducted in 2023. The Committee was satisfied that excluding these amounts from headline profit measures was reasonable and that it had been disclosed appropriately
Going concern The going concern assessment and viability statement	The Committee reviewed the scenarios modelled by management and assessed management's view that the likelihood of declines of over 31% of revenue less pass-through costs compared to 2023 was remote. The Committee has considered and concurs with management's going concern, viability and forecasting assumptions, as set out on page 97
Liabilities in respect of put options and earnouts The accuracy of the calculation of the measurement of liabilities in respect of put options and earnouts	The Committee considered management's calculations of the measurement of liabilities in respect of put option agreements and payments due to vendors (earnout agreements), including the forecasts, growth rates and discount rates used in these calculations. The Committee was satisfied that liabilities for potential future earnout payments had been accounted for appropriately
Investments The valuations of non-controlled investments	The Committee examined management's valuations, based on input from external advisors, forecasts, recent third-party investment, external transactions and/or other available information such as industry valuation multiples. The Committee considered the valuations and agreed that these were appropriate based on the information available to the Group
Remuneration Accounting for elements of remuneration where estimates and judgements are required	The Committee reviewed the assumptions applied by management in relation to judgemental elements of remuneration, including pensions, bonus accruals and share-based payments, and agreed that these are reasonable
Taxation The estimates and judgements made in respect of tax	The Committee considered management's assumptions, in particular in relation to the level of tax provisions and contingent liability disclosures, and believes that the level of tax provisions and the disclosures are reasonable

SUSTAINABILITY COMMITTEE REPORT

Committee members
- Keith Weed CBE (Chair)
- Angela Ahrendts DBE
- Jasmine Whitbread
- Dr. Ya-Qin Zhang

Regular attendees include the Chief Executive Officer, Chief Financial Officer, Group Chief Counsel, Chief People Officer, Chief Sustainability Officer and Director of Communications and Corporate Affairs.

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities:
- Understanding the sustainability risks and opportunities for WPP
- Assisting the Board in its oversight of corporate responsibility, sustainability, health and safety and associated reputation matters, taking into account WPP's purpose, strategy and culture
- Assessing the Company's current sustainability footprint, reviewing sustainability targets and commitments and materiality
- Reviewing and considering WPP's Net Zero Transition Plan, Modern Slavery Statement and sustainability-related policies, including the Environment Policy, for approval by the Board

Attendance at Committee meetings during the year can be found on page 123.



KEITH WEED CBE
CHAIR OF THE SUSTAINABILITY COMMITTEE

DEAR SHAREHOLDER

As the Chair of the Committee, I am pleased to present the Committee's 2023 report.

In 2023, we continued to place increased focus on sustainability for the Board and the Company, monitoring sustainability performance as we strive to meet the expectations of our stakeholders while also ensuring we manage our risks and take advantage of opportunities.

Our committee members bring with them a wide range of sustainability expertise, including marketing, technology, sustainable business and international development, from senior positions in business and non-governmental organisations. Several are also active members of Chapter Zero, an online community that aims to empower non-executive directors to lead crucial UK boardroom discussions on the impacts of climate change.

The effects of inflation, social inequality, climate-related disasters, geopolitical instability, political division and rising polarisation continue to drive a focus on environmental, social and governance (ESG) matters. Businesses face rising pressure to drive down emissions, transform market demand for low-emissions goods and services, and inspire consumer behaviour change. This presents significant risks and opportunities for our business and our clients.

The Committee received updates on a wide range of topics throughout the year, ranging from the launch of a client version of our Green Claims Guide and continued work to equip our people to make effective environmental claims that are not misleading (see page 27), to regular updates on progress against our commitment to phase out single-use plastics across our offices (see page 61).

During the year the Committee, along with the Audit Committee, paid careful attention to developing ESG regulation, including the implementation of ESG reporting frameworks. In 2024, we will receive regular updates as WPP conducts a formal double materiality assessment in line with the requirements of the European Corporate Sustainability Reporting Directive, and reviews ESG metrics and disclosures. As referenced in the Audit Committee Report (see page 130), certain meetings of the Committee have been partially combined with Audit Committee meetings from 2024 in order to streamline review and assurance processes.

CLIMATE CRISIS

We received regular in-depth progress reviews on WPP's ambitious near-term carbon reduction targets. The Planet section on pages 60 and 61 of this report sets out the Company's net zero commitments and performance. In March, we received an update on GroupM's media decarbonisation programme (see page 60) and in July the Committee discussed supply chain decarbonisation as part of a review of WPP's responsible procurement strategy (see page 71). In December the Committee conducted its annual review of climate-related risks and opportunities.

Throughout the year, we supported management in the development of WPP's first formal Transition Plan, which outlines decarbonisation roadmaps across the six most material emissions hotspots, detailed on pages 60 and 61, and explores the contribution WPP can make towards an orderly and just transition. Monitoring progress and continued improvement in data quality and disclosures remain a firm priority for us.

SUSTAINABILITY COMMITTEE REPORT CONTINUED

HEALTH, SAFETY AND WELLBEING

We assist the Board in oversight of health and safety-related matters. The annual All In employee survey showed that mental health and wellbeing is a priority for our people. During the year, we received updates on the Company's continued investment in initiatives including our Mental Health Allies programme, which encourages open conversations about mental health in the workplace and guides people to help and resources (see page 39). Mental health and wellbeing will continue to be prioritised by management in 2024.

We continue to monitor how well prepared WPP agencies and people are to recognise and respond to existing and emerging disruptive events, including the social and economic impacts of climate change. In 2023, this included an update on WPP's Crisis Management & Business Resilience (CMBR) unit. CMBR provides training and support to the business on topics from threat analysis to business continuity management to critical incident response. We welcomed the increased focus on analysing and understanding the potential for disruption as a result of climate, geopolitical, health and crime impacts on business services.

Throughout the year, the Committee, alongside the Board, received updates on WPP's response to disasters including the devastating earthquakes in Turkey and Syria in February and in Morocco in September. In each case, WPP provided support for employees directly or indirectly impacted, including through the Employee Assistance Programme (see page 39). Employees also gave generously to disaster relief appeals, which WPP matched. Further details can be found on page 59.

ENGAGEMENT

We continue to support management's engagement strategy on sustainability. Employee engagement remains a high priority and this report highlights a number of initiatives, from building ESG capability and encouraging volunteering (see page 59) to Employee Community Groups, which provide a system of support for our people with a shared identity or experience (see page 38). In January 2023, a sustainability-focused CEO townhall attracted an audience of over 8,500.

On a personal note, during the year, I enjoyed attending our India People Forum and visiting a school supported by the WPP India Foundation, as well as engaging with investors on ESG topics. I look forward to continued dialogue in 2024.

TRANSPARENCY

Measuring and monitoring sustainability KPIs is critical to delivering against our sustainability strategy and targets. Progress against our strategy also relies on accountability. Diversity, equity and inclusion goals are included in our incentive plans for senior executives, and we have also included carbon-reduction targets in incentive plans for Executive Directors from 2021.

Throughout this report, selected content highlighted with the symbol ⊙ was subject to independent limited assurance procedures by PwC for the year ended 31 December 2023.

For the details and results of the limited assurance, see wpp.com/sustainabilityreport2023

In May 2023 PwC presented its second management report to the Committee. The Sustainability Governance and Management section of this report on pages 54 and 55 outlines work undertaken during the year to strengthen data quality, including new ESG data controls, training and work to centralise data. Management provides regular progress updates to the Committee throughout the year.

The Committee will continue to monitor sustainability KPIs to ensure that the Company is making progress against its external commitments and effectively managing sustainability risks and opportunities.

TERMS OF REFERENCE

The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 31 January 2024.

A copy of the Committee's terms of reference is available at wpp.com/investors/corporate-governance

I would like to thank the members of the Committee and the management team for their commitment throughout the year, and look forward to continuing our work in 2024.

Keith Weed
Chair of the Sustainability Committee
21 March 2024

COMPENSATION COMMITTEE REPORT

Committee members
- Jasmine Whitbread (Chair)
- Sandrine Dufour
- Tom Ilube CBE
- Roberto Quarta

Attendees
Regular attendees also include the Chief Executive Officer, the Chief Financial Officer, the Chief People Officer, the Global Reward Director and the Committee advisor (WTW).

The Chief Executive Officer, Chief Financial Officer and Chief People Officer are not present when matters relating to their own compensation or contracts are discussed and decided.

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities
- Setting the Compensation Policy and the terms and conditions for the Chairman of the Board, Executive Committee and Company Secretary
- Designing and monitoring incentive arrangements including setting targets and assessing performance
- Maintaining an active dialogue with shareholders and ensuring WPP practice aligns with corporate governance standards

"THE COMPENSATION OUTCOMES REFLECT THE CHALLENGES EXPERIENCED DURING THE YEAR, WHILST RECOGNISING THE ACHIEVEMENT OF BUILDING A STRONG FOUNDATION TO ACCELERATE GROWTH AND RETURNS IN THE FUTURE"

Jasmine Whitbread
Chair of the Compensation Committee

Learn more at wpp.com/about/corporate-governance



JASMINE WHITBREAD
CHAIR OF THE COMPENSATION COMMITTEE

DEAR SHAREHOLDER

On behalf of the WPP Board, I am pleased to present the Compensation Committee report for the financial year ended 31 December 2023.

In this report, I include my introductory letter, an 'At a Glance' summary of compensation, an overview of the Directors' Compensation Policy ('the Policy') approved by shareholders at the 2023 AGM and the Annual Report on Compensation setting out the implementation of the existing Policy in 2023. The report also sets out the proposed implementation for 2024.

STRONG POSITIONING FOR THE FUTURE

WPP's leadership team have had to navigate a challenging environment in 2023, resulting in slower growth than in prior years. However, the actions taken and decisions made during the year in respect of our agency brands and focus on AI, data and technology strongly position WPP to move into the next phase of the strategy, Innovating to Lead. Our leadership team is well placed to execute this strategy and deliver future growth through innovation.

The Committee believes that the decisions made in respect of fixed compensation, the annual incentive (STIP) and long-term incentive (EPSP) fairly reflect our pay-for-performance philosophy, whilst recognising the importance of maintaining a strong and motivated leadership team to guide WPP through the next phase of innovation, growth and sustained returns for our shareholders, as well as our people, our clients and our communities.

EXECUTIVE DIRECTOR CHANGES

As announced last year, Joanne Wilson was appointed as Chief Financial Officer (CFO) designate on 19 April 2023, succeeding John Rogers as CFO on 27 April 2023 following the announcement of our first quarter results, at which point John stepped down as CFO. He subsequently ceased employment with WPP at the expiry of his notice period in November 2023.

On 7 September 2023, it was announced that Andrew Scott, Chief Operating Officer (COO), would be appointed as an Executive Director to the Board.

Full details of both Joanne's and Andrew's compensation arrangements are set out in this report. For Joanne, this also includes the share awards made to compensate her for incentives forfeited at her previous employer. As previously reported, these awards were agreed by the Committee in accordance with the Policy and were informed by the structure and value of those entitlements forfeited.

We also include details of the compensation received by the former CFO, John Rogers. He received the fixed elements of his compensation until his departure. He was not eligible for a STIP or EPSP for the 2023 financial year. Any outstanding ESA awards will vest on a prorata basis and unvested EPSP awards lapsed on his departure.

COMPENSATION COMMITTEE REPORT CONTINUED

COMPENSATION IN 2023

STIP 2023

Mark Read, Joanne Wilson and Andrew Scott participated in the 2023 STIP. The STIP was based on a combination of financial and non-financial measures aligned to the delivery of the Company strategy and purpose. The financial measures, which determined 75% of the award, were like-for-like headline operating profit growth, headline operating margin improvement and like-for-like revenue less pass-through costs growth. Following a challenging year, this has resulted in an outcome of 23.85% of the 75% maximum in respect of the financial element of the STIP. See page 151 for further detail on performance against targets. The Committee felt this was an accurate reflection of financial performance and has made no adjustments to the outcome.

A scorecard continues to be used to assess performance against non-financial measures, which determined the remaining 25% of the award. The scorecard is based on four categories: client; people and diversity, equity and inclusion (DE&I); purpose and reputation; and strategic priorities.

The Committee considers performance against these categories to be strong. From a strategic perspective, the focus on targeted acquisitions, development of WPP Open, our AI-powered marketing operating system, and strengthening our brands through the creation of VML and Burson, and simplification of GroupM, ensure WPP is well placed to execute our Innovating to Lead strategy.

Client satisfaction levels remain strong, with high Likelihood to Recommend (LTR) scores maintained and improvements in our client net promoter scores. From a people and DE&I perspective, we continue to develop initiatives which support a diverse and inclusive workforce. In relation to purpose and reputation, we have made progress on our carbon reduction targets and remain committed to the transition to net zero.

The Committee considered the non-financial performance under each of the four categories for the CEO, CFO and COO. An overall assessment of 22% for Mark Read, 22% for Joanne Wilson and 19% for Andrew Scott out of a maximum of 25% was determined by the Committee, resulting in a total bonus (as a percentage of the maximum) of 45.85% for Mark Read, 45.85% for Joanne Wilson and 42.85% for Andrew Scott.

Full details of non-financial performance for each Director are included on pages 152 and 153

EPSP

In 2020, the structure of the EPSP was amended for future grants from a performance period spanning five years to a three-year plan with a two-year holding period. As a result, there have been overlapping award cycles for two financial years. Both the 2019 EPSP and the 2021 EPSP completed their performance periods on 31 December 2023.

The 2019 EPSP was the final award made under the legacy five-year structure. The award is based solely on relative total shareholder return (TSR) with a return on invested capital (ROIC) underpin. Relative TSR performance over the five-year period fell below threshold levels resulting in no vesting in respect of the 2019 EPSP awards.

The 2021 EPSP has a three-year performance period with performance assessed against three measures: ROIC, adjusted free cash flow (AFCF) and TSR. Performance was above maximum for both ROIC and AFCF but below the threshold required for TSR resulting in a formulaic vesting of 66.67%. The Committee considered an adjusted ROIC performance for accelerated amortisation charges made during the year (see page 88 for further information). ROIC remained above maximum on both an adjusted and unadjusted basis, therefore there was no impact on vesting.

DIRECTORS' COMPENSATION POLICY UPDATE

We were pleased to receive strong shareholder support for our updated Directors' Compensation Policy at the 2023 AGM. The Policy did not include any significant changes and the Committee continue to keep this under review as the compensation landscape evolves.

CONCLUSION

Cindy Rose and Nicole Seligman both retired from the Compensation Committee at the conclusion of the 2023 AGM with Nicole also stepping down from the Board at that time. On behalf of the Committee, I would like to thank them both for their invaluable insights and contributions whilst members of the Committee. I also express my appreciation to the rest of the Committee for their continuing dedication and active participation.

I thank the leadership team for its positivity, impact and innovation in preparing WPP for the next phase of the strategy.

Jasmine Whitbread
Chair of the Compensation Committee
21 March 2024

COMPENSATION AT A GLANCE

2023 COMPENSATION OUTCOMES

The information below summarises the 2023 total compensation received by the CEO, CFO and COO. The CFO, Joanne Wilson, and COO, Andrew Scott, were both appointed during 2023; as a result the fixed pay and short-term incentives in the single figure table and charts below are from their respective dates of appointment. To allow comparability, the 2023 Policy Target and Policy Maximum amounts for both their fixed pay and short-term incentive elements have also been prorated in the charts below. The buy-out awards granted to the CFO in 2023 to compensate for loss of incentive opportunity at her previous employer are shown separately. The EPSP award which vested for the COO was granted in 2021 before his appointment to the Board and is based on his full annual salary at that time. The EPSP vesting for the CFO relates to a buy-out award subject to the same performance conditions as the 2021 EPSP award. Further information is set out on page 158. Full details of the performance outcomes are set out on pages 151 to 155.

John Rogers stepped down as CFO and an Executive Director on 27 April 2023. He was not eligible for 2023 STIP and all unvested EPSP awards lapsed in full when his employment ceased in November 2023.

2023 TOTAL COMPENSATION COMPARED WITH POLICY

(£000)

Mark Read
CEO


£0
£1,000
£2,000
£3,000
£4,000
£5,000
£6,000
£7,000
£8,000
£9,000
2023 Actual Total Compensation
4,498
2023 Policy Compensation at Target
5,191
2023 Policy Compensation at Maximum
8,284

Joanne Wilson
CFO, appointed 19 April 2023


£0
£500
£1,000
£1,500
£2,000
£2,500
£3,000
£3,500
£4,000
2023 Actual Total Compensation[1]
1,623
2023 Policy Compensation at Target[2]
2,441
2023 Policy Compensation at Maximum[2]
3,845

Andrew Scott
COO, appointed 7 September 2023


£0
£500
£1,000
£1,500
£2,000
£2,500
£3,000
£3,500
2023 Actual Total Compensation[1]
1,606
2023 Policy Compensation at Target[2]
1,797
2023 Policy Compensation at Maximum[2]
2,895

- Fixed compensation, consisting of base salary, benefits and pension (as set out in the single figure on page 149)
- Short-term incentives (STIP)
- Long-term incentives (EPSP)
- Buy out awards

Target: 50% of maximum STIP, 60% of maximum EPSP

1 Actual total compensation is from the date of appointment
2 To allow comparability with Policy for appointments in the year; the Policy Target and Maximum amounts for fixed and short-term elements have been prorated

COMPENSATION AT A GLANCE CONTINUED

2023 TOTAL COMPENSATION OUTCOMES SUMMARY

2023 FIXED COMPENSATION

		Mark Read (CEO) £000	Joanne Wilson (CFO) £000	Andrew Scott (COO) £000
Base salary	Prorata from date of appointment to the Board for CFO and COO	1,103	516	229
Pension	Contributions aligned at a maximum of 10% of base salary for all executive directors	110	52	23
Benefits	Prorata from date of appointment to the Board for CFO and COO	40	25	11

2023 STIP PERFORMANCE

	WEIGHTING	Threshold (0% payable)	Actual STIP performance	Target (50% payable)	Maximum (100% payable)	OUTCOME ACHIEVED
Like-for-like headline operating profit growth	25%	0.0%	**2.9%**	6.0%	12.0%	6.04%
Headline operating margin improvement	25%	0.0%	**0.24%**	0.2%	0.4%	15.00%
Like-for-like revenue less pass-through costs growth	25%	0.0%	**0.9%**	4.0%	8.0%	2.81%
Total financial performance	**75%**					23.85%

			Mark Read	Joanne Wilson	Andrew Scott
Non-financial performance	**25%**	See pages 152 and 153 for performance against non-financial measures	22.00%	22.00%	19.00%
Total (%) of maximum	**100%**		**45.85%**	**45.85%**	**42.85%**
Total (%) of base salary			114.63%	91.70%	85.70%
Total amount (£000)			**1,289**	**478**	**197**
Delivery		**60% is delivered in cash; 40% as a share award (ESA) with a two-year deferral period**	2023 STIP bonus delivery: 60% cash	40% shares	

Actual STIP performance

2019 EPSP PERFORMANCE

The performance measure for the 2019 EPSP grant was relative TSR (based on both common and local currency). Performance over the five-year performance period was below threshold resulting in no vesting. For further details see page 154.

2021 EPSP PERFORMANCE

	WEIGHTING		Threshold (20% vesting)	Maximum (100% vesting)	Actual	OUTCOME ACHIEVED
Average return on invested capital (ROIC)	1/3		14.1%	15.9%	**18.2%**	**1/3**
Cumulative adjusted free cash flow (AFCF)	1/3		£2,100m	£2,900m	**£3,339m**	**1/3**
Relative TSR (common currency)	1/3	**Below threshold**	Median	Upper decile		**0**
Relative TSR (local currency)		**Below threshold**	Median	Upper decile		
Total	**100%**					**66.67%**

	Mark Read	Joanne Wilson[1]	Andrew Scott
Total amount (£000)	1,956	193	1,146
Delivery	**The vested awards were delivered in shares (net of withholdings for tax and social security) in March 2024 These shares must be retained for a further two years**		

1 The award vesting shown for Joanne Wilson is an on-hire buyout award made in May 2023, the vesting of which was linked to the 2021 EPSP performance metrics

Actual EPSP performance // Indicates a scale break

SHAREHOLDING REQUIREMENT

	Mark Read	Joanne Wilson	Andrew Scott
	Appointed 3 September 2018	Appointed 19 April 2023	Appointed 7 September 2023
Executive Directors are required to build and maintain their shareholding requirements within seven years of appointment. Expectation that shares received on the vesting of share awards (eg EPSP and ESA) will be retained (other than those required to settle tax obligations) until holding requirement met, as was the case in 2023.			
Target levels (% of base salary)	**600%**	**300%**	**300%**
Actual levels (% of base salary) at 31 December 2023[1]	**476%**	**4%**	**736%**
Actual levels (% of base salary) at 31 December 2022[1]	**439%**	**n/a**	**n/a**

1 The share price used for the calculation is the average share price for the last two months of the relevant financial year

DIRECTORS' COMPENSATION POLICY

The Directors' Compensation Policy ('the Policy') was approved by shareholders at the AGM on 17 May 2023. The table on pages 145 and 146 summarises the policy and how it will be implemented for 2024. Full details of the Policy can be found at pages 134-142 of the 2022 Annual Report and Accounts.

ALIGNING COMPENSATION WITH STRATEGY

Performance measures are selected to align to our business strategy and include a range of financial and non-financial measures. Non-financial measures are set out in a scorecard based on the role and accountabilities of the Executive Director. There are four categories: client – relating to new business and client satisfaction; people and DE&I – this will include improvements in relation to diversity as well as the delivery of our broader people strategy; purpose and reputation – aligned to the Company's sustainability strategy, the management of governance and controls as well as industry achievements and awards; and strategic priorities in relation to the execution of the next phase of our strategy, Innovating to Lead, and the continuing transformation of the Group. The Committee regularly considers the measures to be used in the incentives to ensure continued alignment to the business strategy. The metrics to be used for the 2024 financial year and their alignment with the different elements of the strategy are summarised in the table below.

STRATEGIC ELEMENTS		Lead through AI, data & technology	Accelerate growth through the power of creative transformation	Build world-class, market-leading brands	Execute efficiently to drive strong financial returns
Short-term incentive plan (STIP)	**Financial measures**				
	Like-for-like headline operating profit growth	●	●	●	●
	Headline operating profit margin improvement	●	●	●	●
	Like-for-like revenue less pass-through costs growth	●	●	●	●
	Non-financial scorecard				
	Client	●	●	●	●
	People and DE&I		●	●	
	Purpose and reputation	●	●	●	
	Strategic priorities	●	●	●	●
Long-term incentive plan (EPSP)	Return on invested capital	●	●	●	●
	Adjusted free cash flow	●	●	●	●
	Relative TSR	●	●	●	●

HOW WE WILL IMPLEMENT OUR PROPOSED COMPENSATION POLICY IN 2024

The tables below and overleaf set out how we plan to implement the Policy specifically for 2024.

TIMELINE OF COMPENSATION ELEMENTS


2024
2025
2026
2027
2028
Base salary
Benefits
Pension
STIP
Cash
Deferred shares (Executive Share Award)
EPSP
Performance period
Holding period

FIXED ELEMENTS OF COMPENSATION

Component	Purpose and link to strategy	Operation	Opportunity	Implementation for 2024
Base salary	To maintain package competitiveness.	Base salary is typically reviewed annually to align with the wider workforce.	Increases for Executives will usually be aligned to the wider workforce which will reflect the performance of the Company, the individual and local economic factors.	Mark Read: £1,124,864 Joanne Wilson: £740,000 Andrew Scott: £725,000 Salary levels will be reviewed in 2024 and any increases effective 1 July 2024.
Benefits	Provide an annual fixed and non-itemised allowance to enable the Executive to ensure their wellbeing and security.	Reviewed periodically by the Committee. Set with reference to the individual concerned and the role they undertake.	The maximum fixed annual benefit allowance payable is £50,000 (excluding relocation benefits).	Mark Read: £35,000 Joanne Wilson: £30,000 Andrew Scott: £30,000 Plus taxable expenses related directly to attendance at Board meetings.
Pension	To enable provision for retirement benefits.	Provided by way of contribution to a defined contribution retirement arrangement, cash allowance or combination of the two.	Maximum contribution of 10% of base salary.	Mark Read: 10% Joanne Wilson: 10% Andrew Scott: 10%

VARIABLE ELEMENTS OF COMPENSATION

SHORT TERM INCENTIVE PLAN (STIP)

Purpose and link to strategy	Operation	Opportunity	Performance	Implementation for 2024
To drive the achievement of strategic priorities for the financial year and to motivate, retain and reward executives over the short and medium term. The ESA element of the incentive aligns executives with shareholder interests.	Targets are set early in the year. The Committee determines the extent to which these targets have been achieved following the end of the year based on performance and has discretion to adjust the formulaic outcome both upwards and downwards (including to zero) to ensure the performance outcome reflects underlying Company performance and value creation for shareholders. At least 40% of the STIP award is delivered in the form of conditional deferred shares (ESA) which will be released after a period of two years. STIP awards are subject to the malus and clawback policy as may be amended from time to time.	Maximum opportunity of 250% of base salary. Dividends will accrue on the ESA during the deferral period.	Performance measures and targets are reviewed and set annually to ensure continued strategic alignment. Financial measures represent a minimum of 75% of the award; Individual strategic or non-financial objectives may represent up to 25% of the award. These might include Company-wide priorities tied to ESG, individual performance goals and/or other individual or Company-wide non-financial objectives.	Mark Read: 0-250% Joanne Wilson: 0-200% Andrew Scott: 0-200% The financial measures for 2024 are headline operating profit growth, headline operating profit margin improvement and revenue less pass-through costs growth. Non-financial performance will be measured based on a scorecard including the following metrics: client; people and DE&I; purpose and reputation; and strategic priorities.

DIRECTORS' COMPENSATION POLICY CONTINUED

LONG TERM INCENTIVE PLAN – EXECUTIVE PERFORMANCE SHARE PLAN (EPSP)

Purpose and link to strategy	Operation	Opportunity	Performance	Implementation for 2024
To drive the achievement of long-term strategic priorities, to aid retention and to align Executive Director and shareholder interests over the long term.	The EPSP comprises a grant of performance share awards which will vest subject to the achievement of performance conditions. The Committee has the discretion to adjust the formulaic outcome of the award to ensure that vesting reflects underlying Company performance and value creation for shareholders. The EPSP has a performance period of three years, followed by a two-year holding period of the vested shares. EPSP is subject to the malus and clawback policy as may be amended from time to time.	Maximum opportunity: 400% of base salary. Less than the maximum opportunity may be applied to Executive Directors. Dividends will accrue on awards during the performance period.	Vesting of the EPSP is subject to the achievement of stretching performance targets. Performance measures and targets are reviewed and set annually by the Committee to ensure continued strategic alignment. These may be a mix of market, financial and non-financial measures. Threshold performance will produce an award of 20% of the award granted and increase on a sliding scale to 100% for maximum performance achievement.	2024 EPSP awards (% of base salary): Mark Read: 390% Joanne Wilson: 300% Andrew Scott: 300% Performance measures for 2024 are ROIC, AFCF and relative TSR.

SHAREHOLDING REQUIREMENTS

Purpose and link to strategy	Operation	Requirement	Implementation for 2024
To align the interests of Executive Directors with shareholders.	Executive Directors and other members of the senior management team are subject to share ownership requirements which seek to reinforce the WPP principle of alignment of management's interests with those of shareholders. Executive Directors are required to hold 100% of their shareholding requirement, or their shareholding at the date of departure, for a period of one year following cessation of employment, reducing to 50% for a second year. If an Executive Director fails to achieve the required level of share ownership, the Committee will decide what remedial action or penalty is appropriate. This may involve a reduction in future share awards or requiring the Executive Director to purchase shares in the market to meet the ownership requirements. If an Executive Director fails to maintain their shareholding requirement post-employment, this may result in a reduction of outstanding awards.	Chief Executive Officer: 600% of base salary; Chief Financial Officer: 300% of base salary; minimum for any other new Executive Director appointed to the Board: 200% of base salary. Executive Directors will be permitted a period of seven years from the date of their appointment to achieve the required level.	Mark Read: 600% Joanne Wilson: 300% Andrew Scott: 300%

ANNUAL REPORT ON COMPENSATION

This section of the report sets out details of how the Directors' Compensation Policy was implemented in 2023.

Payments have been made in accordance with the current Directors' Compensation Policy, approved by shareholders at the 2023 AGM. The information included in this section has been audited where stated.

GOVERNANCE IN RELATION TO COMPENSATION

During 2023, there were four scheduled and three unscheduled Compensation Committee meetings. A table of Board and Committee attendance can be found on page 123 and the detail of key activities discussed is set out below.

The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 163) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Company's businesses. The terms of reference for the Compensation Committee are available on the Company's website.

ADVISORS TO THE COMPENSATION COMMITTEE

The Committee invites certain individuals to attend meetings, including the Chief Executive Officer, Chief Financial Officer, the Company Secretary, the Chief People Officer (who are not present when matters relating to their own compensation or contracts are discussed and decided) and the Global Reward Director. The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Committee's external advisors.

EXTERNAL ADVISORS

The Committee retains WTW to act as independent advisor. WTW provides advice to the Compensation Committee and works with management on matters related to our compensation policy and practices. WTW is a member of the Remuneration Consultants Group and has signed the code of conduct relating to the provision of advice in the UK. Considering this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent. WTW provides limited other services at a Group level and some of our operating companies engage WTW as advisor at a local level. In 2023, WTW received fees of £115,604 in relation to the provision of advice to the Committee. The fees charged are based on the time and expenses incurred. The Committee receives external legal advice, where required, to assist it in carrying out its duties.

EXECUTIVE DIRECTOR CHANGES DURING THE YEAR

As referenced in the Committee Chair's letter, Joanne Wilson joined WPP as CFO designate on 19 April 2023 and was appointed CFO on 27 April 2023. John Rogers stepped down as CFO and an Executive Director on this date and his employment with WPP ceased on 7 November 2023. On 7 September 2023, Andrew Scott, WPP's COO, was appointed to the Board as an Executive Director. Their compensation packages have been determined in accordance with the current shareholder approved Directors' Compensation Policy and are detailed below.

JOANNE WILSON AND ANDREW SCOTT'S COMPENSATION PACKAGES

	Joanne Wilson (appointed 19 April 2023)	Andrew Scott (appointed 7 September 2023)
Base salary	£740,000	£725,000
Benefits allowance	£30,000 per annum	
Pension	Company pension contribution or cash allowance in lieu of pension contribution of 10% of base salary	
Short term incentive plan (STIP) opportunity	Up to 200% of base salary; with mandatory deferral into shares (ESA) of at least 40% of total award	
Long term incentive opportunity – Executive Performance Share Plan (EPSP)	EPSP awards of up to 300% of base salary	

ANNUAL REPORT ON COMPENSATION CONTINUED

JOANNE WILSON

Joanne Wilson also received buy-out awards to compensate for the forfeiture of incentive awards from her previous employer. These awards were determined according to the Policy, such that the structure and value of the awards made were informed by the structure and value of those entitlements forfeited, and the performance targets, time horizon and method of payment was set in an appropriate manner by the Committee:

- Three restricted stock awards, totalling £358,830
- Two performance share awards made under the EPSP of £362,550 and £849,097 vesting in March 2024 and March 2025 subject to the same performance conditions as the 2021 and 2022 EPSP awards respectively. The performance conditions relate to ROIC, AFCF and relative TSR

Further detail on the buy-out share awards made is provided on page 158

JOHN ROGERS

In line with the Directors' Compensation Policy in place at the time, John continued to receive the fixed elements of his compensation package (base salary, benefits allowance and pension allowance) until his employment ceased on 7 November 2023. He was not eligible to receive a 2023 STIP or EPSP award. Outstanding ESAs will vest on a prorata basis on the normal vesting date. All unvested EPSP awards lapsed when his employment ceased.

ACTIVITY DURING THE YEAR

The key activities of the Compensation Committee are set out below. In addition to the specific items outlined, the Committee reviews any compensation matters relating to the Executive Directors and the Executive Committee, as well as all compensation governance matters.

2023

Q1

- Determined performance outcomes for 2018 and 2020 EPSP awards, including whether adjustments would be appropriate
- Considered 2022 STIP in the context of performance during the year
- Set targets for 2023 STIP and EPSP
- Reviewed and approved 2022 Compensation Committee Report

Q2

- Reviewed the CEO's salary
- Reviewed and approved proposed changes to Executive Committee compensation
- Received an update on Executive Compensation market practice and landscape

Q3

- Received an update on the wider workforce providing an overview of the diversity demographics and compensation of employees at WPP
- Received a corporate governance update
- Agreement of terms for COO appointment

Q4

- Considered performance metrics for 2024 STIP and EPSP awards
- Reviewed and approved compensation arrangements for executives taking up new roles on the Executive Committee effective January 2024
- Considered and approved changes to share ownership requirements for the Executive Committee and other senior employees to align approach with those of the Executive Directors
- Reviewed the effectiveness of the operation of the current Directors' Compensation Policy

To learn more, see wpp.com/about/corporate-governance

STATEMENT OF SHAREHOLDER VOTING

The result of the shareholder vote at the Company's 2023 AGM in respect of both the 2022 Compensation Committee Report and the Directors' Compensation Policy is set out below:

Voting outcome for 2022 Compensation Committee Report

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	**Number**	**%**	**Number**	**%**	**Number**	**Number**
To approve the Compensation Committee Report	847,942,111	93.89	55,150,578	6.11	903,092,689	175,793

Voting outcome for 2023 Directors' Compensation Policy

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	**Number**	**%**	**Number**	**%**	**Number**	**Number**
To approve the Compensation Policy	827,195,868	91.60	75,887,013	8.40%	903,082,881	185,601

2023 COMPENSATION

The decisions made with respect to 2023 compensation were made in line with the 2023 Directors' Compensation Policy, approved by shareholders at the AGM in 2023.

EXECUTIVE DIRECTORS' TOTAL COMPENSATION RECEIVED (AUDITED)

Single total figure of compensation.

						Short-term incentive					
		Base salary £000	Benefits £000	Pension £000	Total fixed £000	Cash £000	Deferred £000	Long-term incentive £000	Total variable £000	Other £000	Total annual compensation £000
Mark Read	**2023**	**1,103**	**40**	**110**	**1,253**	**774**	**515**	**1,956**	**3,245**		**4,498**
	2022	1,061	36	125	1,222	1,437	958	3,065	5,460		6,682
Joanne Wilson[1]	**2023**	**516**	**25**	**52**	**593**	**287**	**191**	**193**	**671**	**359**[3]	**1,623**
Andrew Scott[1]	**2023**	**229**	**11**	**23**	**263**	**118**	**79**	**1,146**	**1,343**		**1,606**
John Rogers[2]	**2023**	**258**	**12**	**26**	**296**	**–**	**–**	**–**	**–**		**296**
	2022	762	32	76	870	917	611	1,994	3,522		4,392

1 Joanne Wilson joined the Company on 19 April 2023. Andrew Scott was appointed an Executive Director on 7 September 2023. Their base salary, other fixed elements of compensation and short-term incentive amounts reflect their time in office during the year

2 John Rogers stepped down as CFO on 27 April 2023, and left employment on 7 November 2023 at the end of his notice period. His base salary and other fixed elements of compensation shown above reflect the period to 27 April 2023, whilst he was CFO. Details of the payments he received in the period 28 April to 7 November 2023 are reported under Payments to past directors on page 161

3 Joanne Wilson received buy-out awards to compensate for the loss of incentive awards at her previous employer. 'Other' includes £358,830 of restricted stock awards granted in the year to compensate for lost incentive opportunity. An EPSP granted as part of the buyout awards (with performance conditions the same as those of the 2021 EPSP awards) which vested in March 2024 with a value of £193,253 is included under 'Long-term incentive'

ANNUAL REPORT ON COMPENSATION CONTINUED

FIXED ELEMENTS OF COMPENSATION (AUDITED)

BASE SALARY

	Effective date	Annual base salary £000	Base salary received in 2023[1] £000
Mark Read	1 July 2023	1,125	**1,103**
Joanne Wilson	19 April 2023	740	**516**
Andrew Scott	7 September 2023	725	**229**
John Rogers	1 July 2022	784	**258**

1 Base salary received has been prorated to reflect the period in office during 2023 (Joanne Wilson from 19 April; Andrew Scott from 7 September; John Rogers to 27 April)

Mark Read's salary was reviewed in 2023 in line with a salary review which took place throughout the organisation. When reviewing executive salaries in 2023, the Committee took into consideration the external market in the UK as well as the global advertising and media sector; performance in role; time since previous review; and budgeted salary increases across the wider workforce for 2023. The Committee agreed an increase of 4.0% to £1,124,864. This was in line with the UK annual salary increase budget.

Joanne Wilson's salary (£740,000) was agreed on appointment; Andrew Scott's salary (£725,000) was last reviewed in July 2023 and was not changed on his appointment to the Board. John Rogers' salary (£784,400) remained unchanged.

BENEFITS

In addition to the allowance received, the values disclosed include the gross value of taxable expenses related directly to attendance at Board meetings. The expenses for Mark Read, Joanne Wilson, Andrew Scott and John Rogers were £5,010, £4,222, £1,939 and £1,958 respectively (2022: Mark Read £1,347; John Rogers £2,169).

	2023 Benefits[1] £000
Mark Read	**40**
Joanne Wilson	**25**
Andrew Scott	**11**
John Rogers	**12**

1 Includes benefits allowance which has been prorated to reflect the period in office during 2023

PENSION

Executive Directors' pension provisions are aligned with the wider workforce at 10% of base salary.

	Contractual pension (% of base salary)	2023 Pension[1] £000
Mark Read	10	**110**
Joanne Wilson	10	**52**
Andrew Scott	10	**23**
John Rogers	10	**26**

1 Pension contributions have been prorated to reflect the period in office during 2023

SHORT-TERM INCENTIVE (AUDITED)

2023 STIP OUTCOME

	2023 STIP Financial	2023 STIP Individual strategy	2023 STIP Total			2023 STIP Award		
	Actual outcome (%) (out of 75%)	Actual outcome (%) (out of 25%)	Actual outcome (%) (out of 100%)	Maximum bonus (% of base salary)	Actual 2023 STIP (% of base salary)	Total £000	Cash element (60%)[2] £000	Deferred (ESA) element (40%)[2] £000
Mark Read	**23.85**	**22.00**	**45.85**	250	114.63	1,289	**774**	**515**
Joanne Wilson[1]	**23.85**	**22.00**	**45.85**	200	91.70	478	**287**	**191**
Andrew Scott[1]	**23.85**	**19.00**	**42.85**	200	85.70	197	**118**	**79**

1 Joanne Wilson's and Andrew Scott's STIP outcomes are determined by applying the percentage of base salary to the prorated base salary received from their respective dates of appointment during 2023 (19 April 2023 for Joanne Wilson; 7 September 2023 for Andrew Scott)

2 ESAs are made over WPP shares and are expected to be granted in early May 2024. They will vest subject to continued employment in March 2026

Andrew Scott's 2023 STIP in the table above relates to his performance following his appointment to the Board on 7 September 2023 prorated for his time in office. In addition, he received a STIP award of £401,018 (comprised of cash £240,611 plus deferred ESA element £160,407) for the period prior to his Board appointment.

PERFORMANCE AGAINST 2023 FINANCIAL OBJECTIVES (75% OF AWARD)

The financial bonus targets and outcomes for the year are set out in the table below. Performance against all financial objectives is calculated on a 'like-for-like' basis other than headline operating margin, which is calculated on a constant currency basis.

Measure	Weighting (as portion of financial element)	Threshold (0% payable)	Target (50% payable)	Maximum (100% payable)	Actual performance	% of award achieved
Like-for-like headline operating profit growth	1/3	0.0%	6.0%	12.0%	2.9%	6.04%
Headline operating margin improvement	1/3	0.0%	0.2%	0.4%	0.24%	15.00%
Like-for-like revenue less pass-through costs growth	1/3	0.0%	4.0%	8.0%	0.9%	2.81%
Total achieved (out of 75% maximum)						**23.85%**

ANNUAL REPORT ON COMPENSATION CONTINUED

PERFORMANCE AGAINST 2023 INDIVIDUAL STRATEGIC OBJECTIVES (25% OF AWARD)

Non-financial performance is assessed using a scorecard of measures with four categories: client; people and DE&I; purpose and reputation; and strategic priorities. The Committee has assessed performance against these targets holistically to inform its decision on each Executive Director's non-financial performance and determined an award of 22% for Mark Read, 22% for Joanne Wilson and 19% for Andrew Scott out of a maximum of 25%.

MARK READ – NON-FINANCIAL PERFORMANCE

Category	Area	2023 performance
Purpose and reputation	**Progress on sustainability targets**	– We have reduced our total scope 1 & 2 market based emissions by 18% from 2022 and 76% from our 2019 baseline, largely driven by an increase in electricity purchased from renewable sources as well as improved energy efficiency in our buildings – During the year GroupM launched a new omnichannel media carbon calculator for clients, enabling them to factor channel-level carbon emissions data into their media planning. In 2023 we measured the footprint of around 2,800 campaigns – Continued development of our first formal Transition Plan which will be published in 2024, an important milestone as we progress to net zero – See pages 60 and 61 for further detail on our progress against our sustainability goals
	Creative reputation	– Our agencies across the world won in total 165 Cannes Lions: one Titanium, five Grands Prix, 24 Gold, 57 Silver and 78 Bronze Mindshare was named Media Network of the Year – We were also proud to achieve the WARC ratings triple, taking the number one spot in the Creative, Effective and Media 100 lists – We were named most effective communications company in the world at the 2023 Effies
Client	**Client satisfaction**	– Maintained a high score of 8 out of 10 for Likelihood to Recommend from clients in 2023. Our client net promoter score improved to 27.5 from 24.5 in 2022 (see pages 25 and 26 for further detail on clients)
People and DE&I	**Inclusive culture**	– Maintained high levels of female representation at the executive and senior management level with females representing 41% at the Board and executive level and 53% at the senior manager level (see page 39 for further detail) – Continued to develop initiatives to support a diverse and inclusive workforce. Additional details on the diversity of our leadership and our inclusion initiatives are included on pages 38 and 39
	Employee engagement	– A record number of employees took part in our annual All In staff engagement survey (an increase of 14% on 2022) providing valuable insight into what our people care most about (see pages 38 and 39 for further detail)
Strategic priorities	**Focus on high-growth areas**	– Targeted acquisitions and partnerships in specific high-growth areas (see page 23 for further details) – Continued development of WPP Open, our AI-powered marketing operating system, and introduction of Brains, WPP's bespoke AI models trained in specific competencies to help provide highly targeted solutions to clients (see page 34 for further detail)
	Transformation programme	– Continued simplification of WPP including: the merger of Wunderman Thompson and VMLY&R, to form VML, the industry's largest creative company, combining world-class commerce, customer experience and marketing technology capabilities; preparation for the merger of BCW and Hill & Knowlton, announced in January 2024, to create Burson, a leading global strategic communications firm – Further integration of GroupM, with plans developed to create common media products, a single technology platform, streamlined operations and shared back-office functions across finance, IT and HR – Continued progress on our campus programme, adding eight new campuses during the year, taking the total to 41, accommodating around half our people
Total achieved (out of 25% maximum)		**22%**

JOANNE WILSON – NON-FINANCIAL PERFORMANCE

Category	Area	2023 performance
Purpose and reputation	**Governance and controls**	– Effective SOX testing provider transition – External auditor transition on track – Development of responsible procurement strategy with a focus on supplier diversity, net zero and mitigating risks
	Progress on sustainability targets	– Progress on renewing the revolving five-year revolving credit facility of $2.5 billion which matures in March 2026, completed post year-end. WPP will continue to include ESG KPIs in the new facility, building on those included in the previous facility
Client	**Engagement on trade working capital and cash conversion**	– Year-on-year improvement of £113m from trade working capital – 73% operating cash conversion (vs 38% in 2022) – 36% free cash flow conversion (vs 3% in 2022)
People and DE&I	**Inclusive culture**	– Continuing to build an effective and diverse finance team – Increased engagement and communications across the finance and IT communities
Strategic priorities	**Transformation programme**	– Progressed enterprise IT roadmap, including our migration to the cloud, enhanced cybersecurity and investment in digital workplace (see page 82 for further detail) – Business benefits beginning to be realised from the deployment of Workday in North America following the ERP consolidation exercise (see page 82 for further detail) – Target cost savings for IT ahead of plan
Total achieved (out of 25% maximum)		**22%**

ANDREW SCOTT – NON-FINANCIAL PERFORMANCE

Category	Area	2023 performance
Purpose and reputation	**Creative reputation**	– Implementation of cross-agency Creative Councils in ten country leader markets to drive focus on creative excellence – Acquisition of stake in Majority, creative agency that combines a multicultural talent model with award-winning creative capabilities
Client	**Client satisfaction**	– Country leader model continues to be effective with higher new business win rates and average Likelihood to Recommend scores in the majority of country leader markets above 8 – Creation of FGS Global, the leading strategic advisor for clients
People and DE&I	**Inclusive culture**	– Continuing to build a diverse global country leadership group. Currently 40% female representation and 35% ethnically diverse – Roll out of Inclusion Councils in country leader markets to help build inclusive workspace environments around the world
Strategic priorities	**Transformation programme**	– Simplification of WPP through a number of disposals, business combinations and purchases of minority interests – Targeted acquisitions and partnerships in specific high-growth areas (see page 23 for further details)
Total achieved (out of 25% maximum)		**19%**

ANNUAL REPORT ON COMPENSATION CONTINUED

SHORT-TERM INCENTIVE WEIGHTINGS AND MEASURES FOR 2024

The Committee has reviewed the performance objectives for 2024 to ensure continued alignment with Company strategy. The Group financial measures, in line with the Policy, will continue to have a 75% weighting and will remain headline operating profit growth, headline operating profit margin improvement and revenue less pass-through costs growth. Non-financial performance (25% weighting) continues to be measured based on a scorecard including the following metrics: client – relating to new business and client satisfaction; people and DE&I – this will include improvements in relation to diversity as well as the delivery of our people strategy; purpose and reputation – aligned to the Company's sustainability strategy, the management of governance and controls as well as industry achievements and awards; and strategic priorities – aligned to the transformation and the next phase of our strategy, Innovating to Lead.

The Committee is of the view that the specific targets for the STIP are commercially sensitive, and it would be detrimental to the Company to disclose them in advance of, or during, the relevant performance period. To the extent targets are no longer commercially sensitive, they will be disclosed at the end of the relevant performance period in that year's Annual Report, as has been done in previous years.

LONG-TERM INCENTIVES (AUDITED)

VESTING OF 2019-2023 EPSP AWARD

The 2019 EPSP award was the final award made under the legacy EPSP structure. Vesting of the award was dependent on relative TSR performance measured over a five-year period to 31 December 2023, with a ROIC underpin to ensure alignment to the underlying financial performance of the Company.

WPP's relative TSR was measured on a common and local currency basis, against a custom group of WPP's comparators (Dentsu, Interpublic, Ipsos, Nielsen, Omnicom and Publicis) weighted by their respective market capitalisation.

Relative TSR performance was below the threshold required for vesting.

Performance measure	Weighting	Threshold %	Maximum %	Actual %	% of maximum achieved
Relative TSR (common currency)	100%	50% of weighted peer group outperformed	90% of weighted peer group outperformed	41%	0%
Relative TSR (local currency)				39%	
Payout	For performance below threshold there is nil vesting. 15% vesting occurs at threshold performance, 100% vesting at maximum performance and straight-line vesting between threshold and maximum				
Underpin	Vesting is subject to the achievement of a financial underpin; of average annual ROIC of 7.5% over the performance period.				
Total vesting (% of maximum)					**0%**

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2019-2023 EPSP awards £000
Mark Read	340,059	0	0	n/a	**0**
Andrew Scott[1]	161,933	0	0	n/a	**0**

1 Andrew Scott's 2019 EPSP award was granted prior to his appointment to the Board

VESTING OF 2021-2023 EPSP AWARDS

Vesting of the 2021 EPSP award was dependent on performance against three measures, all assessed over a three-year period:

- Average ROIC
- Cumulative AFCF
- WPP's relative TSR, measured in common and local currency, against a custom group of WPP's comparators (Dentsu, Interpublic, Omnicom, Publicis and the FTSE 100 index). Each comparator carries an equal weighting

The performance against ROIC and AFCF was above maximum for the performance period, resulting in maximum vesting for those elements of the award. The Committee considered an adjustment to ROIC for accelerated amortisation charges made during the year. ROIC remained above maximum on both an adjusted and unadjusted basis, therefore there was no impact on vesting. The relative TSR was below threshold on both a local and common currency basis resulting in zero vesting for the TSR element and a total formulaic vesting of 66.67% for the award.

Performance measure	Weighting	Threshold	Maximum	Actual	% of maximum achieved
ROIC	1/3	14.1%	15.9%	18.2%	100%
AFCF	1/3	£2,100m	£2,900m	£3,339m	100%
Relative TSR (common currency)	1/3	Median	Upper decile	Below median	0%
Relative TSR (local currency)				Below median	
Total vesting (% of maximum)					**66.67%**

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting[1]	Value of vested 2021-2023 EPSP awards £000
Mark Read	369,278	30,723	276,920	£7.0629	**1,956**
Andrew Scott[2]	217,508	17,292	162,304	£7.0629	**1,146**

1 None of the value of the vested awards is attributable to share price appreciation
2 Andrew Scott's 2021 EPSP Award was granted prior to his appointment to the Board

ANNUAL REPORT ON COMPENSATION CONTINUED

GRANTING OF 2023-2025 AWARDS

In 2023, the Executive Directors were granted awards under the EPSP as approved by shareholders in 2020. The Committee considered the performance measures to be used prior to grant and concluded that ROIC, AFCF and relative TSR continue to be appropriate and well aligned to strategy. The Committee made the decision to change the structure of the TSR element of the award to ensure it accurately reflects the interests of local and international investors and the markets in which WPP operates. Proposed targets were developed based on detailed medium-term financial plans and robust modelling, with reference to analyst consensus estimates.

Definition of measure			
ROIC (Return on invested capital)	An average of the year end ROIC for each of the three years in the performance period calculated as: Headline operating profit/Invested capital Where invested capital = (Opening net assets + closing net assets)/2 + average net debt + average lease liabilities (opening lease liabilities + closing lease liabilities)/2		
AFCF (Adjusted free cash flow)	A cumulative AFCF for each of the three years in the performance period. Adjusted free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), and purchases of property, plant and equipment and purchases of other intangible assets over the course of the performance period.		
Relative TSR (Total shareholder return)	TSR performance will be calculated, both on a common and local currency basis, by reference to two peer groups each carrying equal weighting, as illustrated below:		
	Sector peer group	50% weighting	Dentsu, IPG, Omnicom, Publicis (all peers equally weighted)
	FTSE 100 peer group	50% weighting	Constituents of the FTSE 100 at the start of the performance period, excluding financial services, natural resources and utilities

The table below summarises the awards granted and the performance conditions against which participants will be measured.

Awards granted in 2023	Basis and level of award (% of salary)	Number of shares awarded	Face value at date of grant[1] £000
Mark Read[2]	390	450,628	4,218
Joanne Wilson[3]	300	240,645	2,220
Andrew Scott[2,4]	300	224,339	2,100

1 Face value is calculated based on the five-day average share price preceding the date of award
2 Mark Read and Andrew Scott's awards were granted on 23 March 2023; the five-day average share price preceding the date of award was £9.3608
3 Joanne Wilson's 2023 award was granted on 4 May 2023 following the commencement of her employment; the five-day average share price preceding the date of grant was £9.2252
4 Andrew Scott's 2023 award was made prior to his appointment to the Board, whilst he was a member of the Executive Committee

Performance measure	ROIC	AFCF	Relative TSR
Weight	One-third	One-third	One-third
Nature	Average	Cumulative	Relative to peers
Performance zone (threshold to maximum)	17.5%-19.5%	£3,500m-£4,500m	Median to upper decile
Payout	For performance below threshold there is nil vesting. 20% vesting occurs at threshold performance and increases on a sliding scale basis to 100% vesting at maximum		
Performance period	1 January 2023 to 31 December 2025		
Holding period	1 January 2026 to 31 December 2027		

A 2023 EPSP award was not made to John Rogers.

ANNUAL REPORT ON COMPENSATION CONTINUED

ADDITIONAL SHARE AWARDS – BUY-OUT AWARDS

Joanne Wilson received buy-out awards to compensate for the forfeiture of incentive awards from her previous employer. These awards were determined in accordance with the Policy and comprise restricted stock and performance shares. The table below summarises the awards granted by way of restricted stock and performance shares.

	Number of shares awarded	Face value at date of grant £000	Vesting date	Subject to performance	Performance conditions
Restricted stock award[1]	7,950	72	12 May 2023	No	–
Restricted stock award[1]	16,901	152	2 December 2024	No	–
Restricted stock award[2]	18,540	135	2 December 2025	No	–
EPSP award[3]	39,300	363	10 March 2024	Yes	The same performance conditions apply as for the 2021 EPSP awards granted in March 2021[4]
EPSP award[3]	92,041	849	10 March 2025	Yes	The same performance conditions apply as for the 2022 EPSP awards granted in March 2022[5]

1 Granted on 4 May 2023. Face value at grant based on the closing share price on the day preceding date of grant of £9.014
2 Granted on 7 December 2023. Face value at grant based on closing share price on the day preceding the date of grant of £7.272
3 Granted on 4 May 2023. Face value at grant based on average closing share price for the five dealing days immediately preceding the date of grant of £9.2252
4 The performance conditions for the 2021 EPSP award are set out on page 155
5 The performance conditions for the 2022 EPSP award comprise ROIC, AFCF and relative TSR equally weighted, all measured over the three-year period to 31 December 2024

The first of the EPSP awards granted to Joanne Wilson has vested following the achievement of performance conditions aligned to the 2021 EPSP award. The outcomes are shown on page 155.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting[1]	Value of vested shares £000
Joanne Wilson	39,300	1,328	27,529	£7.0200	**193**

1 None of the value of the vested award is attributable to share price appreciation

EPSP MEASURES AND TARGETS FOR 2024

The table below shows the targets against which performance will be measured for the awards granted in 2024. The Committee considers the measures and targets set to be appropriate and challenging.

Performance measure	ROIC	AFCF	Relative TSR
Weight	One-third	One-third	One-third
Nature	Average	Cumulative	Relative to peers
Performance zone (threshold to maximum)	17.5%-20.0%	£3,500m-£4,500m	Median to upper decile
Payout	For performance below threshold there is nil vesting. 20% vesting occurs at threshold performance and increases on a sliding scale basis to 100% vesting at maximum		
Performance period	1 January 2024 to 31 December 2026		
Holding period	1 January 2027 to 31 December 2028		

ALIGNING PAY AND PERFORMANCE

As set out in the Directors' Compensation Policy, the Committee's objective is to align variable compensation with the key strategic priorities of WPP, maximising the link between pay and performance.

The following graph and table demonstrate the relationship between pay and performance over the last ten years for the CEO. The graph shows WPP's performance against the performance of the FTSE 100 over the ten-year period to 31 December 2023. TSR is rebased to £100 from 1 January 2014 to show the value of a hypothetical £100 holding. The FTSE 100 has been chosen as a comparator as the Company has been a constituent member throughout the period. With respect to 2018, the pay for both the current and previous CEO is included separately.

HISTORICAL TSR PERFORMANCE[1]


(£)
180
160
140
120
100
80
60
40
20
0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
£170
£80
WPP
FTSE 100

Source: S&P Capital IQ

	2014	2015	2016	2017	2018 MSS[3]	2018 MR[3]	2019	2020	2021	2022	**2023**
CEO total compensation (£000)[2]	42,704	70,409	48,148	13,930	3,085	965	2,594	1,136	3,799	6,682	**4,498**
Short-term incentive award against maximum (%)	72	86	60	0	0	30	55	0	100	89	**46**
Long-term incentive award against maximum (%)	100	100	100	73	33	33	15	5	0	2018: 0 2020: 67	**2019: 0** **2021: 67**

1 Growth in the value of a hypothetical £100 holding over ten years versus the FTSE 100 (the broad market equity index of which WPP is a constituent) based on one month average of trading day values
2 Calculated based on the methodology used for disclosing compensation in the single figure of compensation table
3 Sir Martin Sorrell (MSS) left the company on 14 April 2018; Mark Read (MR) was appointed as Chief Executive Officer from 3 September 2018

ANNUAL REPORT ON COMPENSATION CONTINUED

NON-EXECUTIVE DIRECTORS' FEES

The fees due to Non-Executive Directors were reviewed in 2023 and no changes were made. The current fees are shown in the table below.

2023	£000
Chairman	**525**
Non-Executive Director	**85**
Senior Independent Director	**40**
Chair of Audit or Compensation Committee	**40**
Chair of Nomination and Governance Committee[1]	**15**
Chair of Sustainability Committee	**40**
Member of Audit or Compensation Committee	**20**
Member of Nomination and Governance Committee	**10**
Member of Sustainability Committee	**10**

1 The Nomination and Governance Committee is chaired by Roberto Quarta as part of his role as Chairman; no additional fee is paid

NON-EXECUTIVE DIRECTORS' TOTAL COMPENSATION RECEIVED (AUDITED)

The single figure table below details the value of fees and taxable benefits received by the Non-Executive Directors during 2023 while they held a position on the Board.

	Fees £000		Benefits[3] £000		Total £000	
	2023	2022	**2023**	2022	**2023**	2022
Roberto Quarta	**525**	525	**45**	32	**570**	557
Angela Ahrendts[1]	**130**	103	**17**	42	**147**	145
Simon Dingemans, appointed 31 January 2022	**105**	97	**8**	6	**113**	103
Sandrine Dufour	**145**	140	**3**	6	**148**	146
Tarek Farahat, retired 17 May 2023	**44**	105	**12**	18	**56**	123
Tom Ilube	**135**	135	**14**	7	**149**	142
Cindy Rose[2]	**119**	125	**9**	5	**128**	130
Nicole Seligman, retired 17 May 2023[1]	**59**	155	**12**	24	**71**	179
Keith Weed	**125**	125	**21**	7	**146**	132
Jasmine Whitbread	**135**	135	**20**	5	**155**	140
Dr. Ya-Qin Zhang	**95**	93	**5**	20	**100**	113

1 Angela Ahrendts succeeded Nicole Seligman as the Senior Independent Director on 17 May 2023 following the latter's retirement
2 Cindy Rose stepped down as a member of the Compensation Committee on 17 May 2023 and became a member of the Nomination and Governance Committee on the same date
3 Benefits include expense reimbursements for travel, accommodation and subsistence for attendance at Board meetings during the year and include the grossed-up cost of UK tax and national insurance paid by the Company on behalf of the directors where applicable

PAYMENTS TO PAST DIRECTORS (AUDITED)

The payments made to John Rogers in the period from the time he ceased to be an Executive Director on 27 April 2023 to his cessation of employment on 7 November 2023 are summarised below:

Base salary: There was no change to John's annual base salary in this period. He received a total of £410,553.
Pension: An amount of 10% of base salary of cash in lieu of pension contribution continued to be paid in this period. This amounted to £41,055.
Benefits allowance: The annual benefits allowance continued to be paid. In addition, he had the benefit of access to consultancy services. The total value of benefits received in the period was £67,452.

No other payments were made to any other past directors during the financial year.

PAYMENTS FOR LOSS OF OFFICE (AUDITED)

No payments were made to directors in connection with loss of office in the financial year.

EXECUTIVE DIRECTORS' INTERESTS (AUDITED)

Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2023, the Company's ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 490,646 shares in the Company (1,211,974 at 31 December 2022).

						Shareholding requirements	
Director		Total beneficial interest[1]	Shares without performance conditions (unvested)[2]	Shares with performance conditions (unvested)[3]	Total unvested shares	% of base salary	Achieved/ On track
Mark Read	At 31 December 2023	739,923	215,484	1,544,711	1,760,195	600%	On track
	At 15 March 2024[4,5]	949,752	106,264	1,453,083	1,559,347		
Joanne Wilson	At 31 December 2023	4,206	35,441	371,986	407,427	300%	On track
	At 15 March 2024[4,5]	18,769	35,441	645,274	680,715		
Andrew Scott	At 31 December 2023	736,974	92,246	794,445	886,691	300%	Achieved
	At 15 March 2024[4,5]	849,765	45,807	721,255	767,062		
John Rogers	At 27 April 2023[6]	391,715	69,943	450,819	520,762	300%	Achieved

1 Beneficial interests in shares include, where relevant, interests of connected persons (as defined in s.96B(2) of the Financial Services and Markets Act 2000)
2 For Mark Read, Andrew Scott and John Rogers these relate to the 2021 and 2022 Executive Share Awards under the deferred element of the STIP. For Joanne Wilson, these relate to buy-out awards made in the form of Restricted Stock awards. See page 158. Additional dividend shares will be due on vesting
3 These relate to the maximum number of shares due on vesting pursuant to outstanding EPSP awards, full details of which can be found on page 162. For Joanne Wilson, these also include unvested buy-out awards. In all cases additional dividend shares will be due on vesting
4 Movements to 15 March 2024 reflect the grant of the 2024 EPSP awards, the lapse of the 2019 EPSP awards and vesting of the 2021 EPSP awards (full details can be found on pages 154 and 155) and 2021 ESA, for Joanne Wilson the buy-out award which vested in March 2024 is also reflected, details can be found on page 158
5 Total beneficial interests calculated at the last practicable date for this Annual Report
6 For John Rogers, total beneficial interest is shown at 27 April 2023, the date he stepped down as a Director

ANNUAL REPORT ON COMPENSATION CONTINUED

SHAREHOLDING REQUIREMENTS

As detailed in the Directors' Compensation Policy, the Executive Directors are required to achieve a minimum level of shareholding of WPP shares. The CEO is required to hold shares to the value of 600% and the CFO and COO 300% of base salary. All Executive Directors have seven years from the date they were appointed to their respective roles in which to reach the required level.

As at 31 December 2023, the CEO held shares to the value of 476% of his base salary. At the same date, the CFO held shares to the value of 4% of her base salary; and the COO held shares to the value of 736% of his base salary. This was calculated based on the average share price for the last two months of the year. The CFO joined WPP in April 2023 and no EPSP awards had vested at 31 December 2023. The COO joined WPP in 1999 and has built up his holding of WPP shares over his career.

As set out in the Policy, the former CFO, John Rogers, is required to maintain a holding of shares equal to 300% of his base salary at the date his employment ceased (7 November 2023) for 12 months; reducing to 150% for the year to 7 November 2025.

OUTSTANDING SHARE-BASED AWARDS

The table below shows outstanding shares as at 31 December 2023 (or date stepped down as a Director). ESAs (Executive Share Awards) are granted under the WPP Stock Plan 2018. This is the share component of the annual short-term incentive plan and granted subject to the achievement of performance measures prior to grant. EPSP awards (Executive Performance Share Plan) are subject to performance measures over the period stated below. Dividend shares will accrue on these awards. Joanne Wilson received buy-out awards to compensate for the forfeiture of incentive awards from her previous employer, see page 158 for further details.

	Award type	Grant date	Performance period	Share price on grant date	No. of shares granted	Vesting date
Mark Read	ESA	10.05.22	n/a	£9.522	109,220	10.03.2024
		04.05.23	n/a	£9.014	106,264	10.03.2025
	EPSP	24.09.19	01.01.19–31.12.23	£10.035	340,059	15.03.2024
		28.03.21	01.01.21–31.12.23	£9.241	369,278	15.03.2024
		25.03.22	01.01.22–31.12.24	£10.542	384,746	15.03.2025
		23.03.23	01.01.23–31.12.25	£9.3608	450,628	15.03.2026
Joanne Wilson	EPSP	04.05.23	01.01.23–31.12.25	£9.2252	240,645	15.03.2026
	Contractual awards[1]	04.05.23	n/a	£9.014	16,901	02.12.2024
		07.12.23	n/a	£7.272	18,540	02.12.2025
		04.05.23	01.01.21–31.12.23	£9.2252	39,300	10.03.2024
		04.05.23	01.01.22–31.12.24	£9.2252	92,041	10.03.2025
Andrew Scott[2]	ESA	10.05.22	n/a	£9.522	46,439	10.03.2024
		04.05.23	n/a	£9.014	45,807	10.03.2025
	EPSP	24.09.19	01.01.19–31.12.23	£10.035	161,933	15.03.2024
		28.03.21	01.01.21–31.12.23	£9.241	175,846	15.03.2024
		25.11.21	01.01.21–31.12.23	£11.066	41,662	15.03.2024
		25.03.22	01.01.22–31.12.24	£10.542	190,665	15.03.2025
		23.03.23	01.01.23–31.12.25	£9.3608	224,339	15.03.2026
John Rogers[3]	ESA	10.05.22	n/a	£9.522	69,943	10.03.2024
	EPSP	28.03.21	01.01.21–31.12.23	£9.241	240,233	15.03.2024
		25.03.22	01.01.22–31.12.24	£10.542	210,586	15.03.2025

1 For contractual awards with no performance conditions the share price on date of grant is closing share price on the immediately preceding dealing day (consistent with that used for ESA awards). For contractual awards with performance conditions the share price at the date of grant is the average closing price for the five immediately preceding dealing days, consistent with that used for EPSP awards

2 Andrew Scott's outstanding ESA and EPSP awards at 31 December 2023 were granted prior to his appointment as an Executive Director and as such are subject to the terms and conditions in place at that time

3 John Rogers' outstanding share-based awards are shown as at 27 April 2023, the date he stepped down as a Director. On cessation of his employment on 7 November 2023 his outstanding EPSP awards lapsed. The unvested ESA award relates to the STIP deferred share element earned in the 2021 financial year and will vest on its usual vesting date in accordance with the Policy

NON-EXECUTIVE DIRECTORS' INTERESTS (AUDITED)

Non-Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2023[1]	Total interests at 15 March 2024[2]
Roberto Quarta	87,500	87,500
Angela Ahrendts	12,571	12,571
Simon Dingemans	10,000	10,000
Sandrine Dufour	15,000	15,000
Tarek Farahat, retired 17 May 2023	3,775	n/a
Tom Ilube	8,335	8,335
Cindy Rose	8,000	8,000
Nicole Seligman, retired 17 May 2023	8,750	n/a
Keith Weed	8,424	8,424
Jasmine Whitbread	8,735	8,735
Dr. Ya-Qin Zhang	10,000	10,000

1 Or at date of retirement if retired during the year
2 Total beneficial interests calculated at the last practicable date for this Annual Report

COMPENSATION IN THE WIDER CONTEXT

When setting the Directors' Compensation Policy and making decisions in relation to executive compensation, the Compensation Committee considers the wider workforce and the broader compensation context. The Committee is also regularly updated on employee compensation matters for the broader workforce and uses this to inform decisions it makes in relation to Executive Director and Executive Committee compensation.

The Committee continues to be mindful of the challenges faced by employees as a result of increased inflation in many parts of the world, and the resulting actions taken include making more funds available for annual salary review budgets and a focus on the importance of wider programmes to support our people in areas such as financial education and mental wellbeing.

ANNUAL REPORT ON COMPENSATION CONTINUED

The table below illustrates how our compensation principles cascade through the organisation.

FIXED

Element of reward	Executive Directors	Executive Committee	Senior management & key leaders	Other employees
Number of people	3	c.20	c.1,100	c.114,000
Base salary	WPP aims to provide market-competitive base salaries throughout the organisation which help support the recruitment and retention of individual employees. Salaries are generally reviewed annually.			
Benefits	Market-competitive levels of benefits are provided to employees typically including health and wellness programmes and life assurance. The benefits offering within countries continues to be harmonised across WPP. Benefits vary country to country and are informed by local market practice and requirements.			
Pension	WPP operates globally and provides the opportunity to save for retirement where feasible and market appropriate.			

VARIABLE – SHORT-TERM INCENTIVE PLAN (STIP)

Element of reward	Executive Directors	Executive Committee	Senior management & key leaders	Other employees
Number of people	3	c.20	c.1,100	c.114,000
Short-term incentive plan (STIP) *(Annual Group-wide incentive plan designed to reward performance over the financial year)*	The STIP arrangements in which the Executive Directors participate cascade through the organisation as set out below. It is designed to be market-competitive and incentivise participants over the short term.			
	All STIP awards are subject to target and maximum amounts (generally as percentage of base salary). Amounts awarded are discretionary and based on performance in the financial year.			
	Based on corporate and individual performance over the one-year performance period (financial year).			
	The Executive Directors' STIP outcomes for a financial year are dependent on the achievement of: – WPP financial performance conditions (75%); and – Non-financial individual strategic objectives (25%) – 40% of any STIP award is automatically deferred into an ESA for two years	The Executive Committee share the same WPP financial performance conditions as the Executive Directors as well as non-financial individual objectives. Individual agency financial metrics are included where appropriate. As for Executive Directors, a proportion of the STIP award (typically 40%) is automatically deferred into an ESA for two years.	Most individuals at these levels are eligible to participate in the STIP. Different financial metrics may apply which may be tailored to agency or function. The overall level of award against target is typically more weighted towards individual performance and contribution. At the most senior levels, a proportion of the total STIP award (typically 40%) will be automatically deferred into an ESA for two years.	Other employees may be eligible to participate in the STIP; this is generally dependent on their position and level and market practice. The overall level of award against target is generally based on individual performance and contribution during the financial year. STIP awards made at this level are delivered in cash. Employees in the wider workforce not eligible for STIP may participate in other discretionary local cash-based bonus arrangements.

VARIABLE – LONG-TERM INCENTIVE PLANS

Element of reward	Executive Directors	Executive Committee	Senior management & key leaders	Other employees
Number of people	3	c.20	c.1,100	c.114,000
Executive Performance Share Plan (EPSP) *(A performance-related conditional share plan where awards are typically made annually and vest subject to performance and employment three years later)*	The EPSP in which the Executive Directors participate cascades through the organisation as set out below and is designed to attract, retain and incentivise key senior executives over the longer term and align their interests with shareholders. A total of c.80 individuals received EPSP awards in 2023. The corporate performance conditions, performance period and performance targets are consistent for all participants in the EPSP. Levels of award are discretionary and based on role responsibilities.			
	Level of vesting based on actual corporate performance against targets at the end of the three-year performance period.			
	Eligible for EPSP. For Executive Directors, a further two-year holding period applies after the vesting date.	Eligible for EPSP	Certain senior management and key leaders are eligible for EPSP. Typically, such employees are not eligible to participate in any other discretionary share plans operated by WPP.	Not eligible
Leadership Award Plan *(A conditional share plan where awards vest subject to continued employment three years following grant)*	To attract and retain key executives over the longer term and align their interests with shareholders. Leadership Awards are made as set out below. During 2023 awards were made to c.1,900 executives. Levels of award are based on role responsibilities and are discretionary. Leadership awards are granted under the WPP Stock Plan 2018 (WSP); the WSP is also used to grant the deferred share element (ESA) of the STIP (see above), and on-hire and buy-out awards.			
	Ineligible	Ineligible	Certain senior management and key leaders may be eligible to receive Leadership Awards under this plan if they are not eligible for EPSP.	Certain key employees within the wider workforce are also eligible to receive Leadership Awards.
WPP Share Option Plan *(A market value share option plan where options may be exercised three years after grant subject to continued employment)*	To provide all employees not eligible for EPSP or Leadership Awards with a risk-free opportunity to share in the success of WPP. Options are granted under the WPP Share Option Plan 2015.			
	Ineligible	Ineligible	Ineligible	Most employees not eligible to receive EPSP or Leadership Awards are eligible for option grants. Grants are made to all eligible employees; typically over 40,000 employees annually receive an option grant. Individual awards are over 100 or 125 shares dependent on location. During 2023, options were granted to c.46,500 employees.

ANNUAL REPORT ON COMPENSATION CONTINUED

RELATIVE IMPORTANCE OF SPEND ON PAY

The following table sets out the percentage change in total staff costs, headcount and dividends, share repurchases and buybacks.

	2023	2022	% change
Total staff costs (continuing operations)	**£8,137.6m**	£8,165.8m	(0.3)
Headcount – average over year	**114,732**	114,129	0.5
Dividends, share repurchases and buybacks	**£476.7m**	£1,228.1m	(61.2)

ANNUAL PERCENTAGE CHANGE IN COMPENSATION OF DIRECTORS AND EMPLOYEES

The table on page 167 shows the annual change in each individual Director's pay for 2023 compared to 2022. Since WPP plc, the statutory entity for which this disclosure is required, does not have any employees, the table includes a voluntary disclosure of the annual average change for employees of the UK head office.

Mark Read received a salary increase of 4% effective 1 July 2023 (see page 150 for further detail). Joanne Wilson joined the Company on 19 April 2023 and Andrew Scott was appointed to the Board on 7 September 2023; they will both be eligible for a salary review in 2024. The outgoing CFO, John Rogers, was not eligible for a salary review in 2023.

Directors' benefits include the gross value of taxable expenses that directly relate to attendance at Board meetings, some of which are held in WPP key locations outside the UK. Variations in the locations of Board meetings year-to-year can lead to changes in Directors' benefit amounts. For most Non-Executive Directors, the absolute amounts of benefits provided are relatively modest and small changes in amounts year-to-year can lead to significant percentage change movements (see page 160 for further detail).

Year-on-year change in pay

	2022-2023			2021-2022			2020-2021			2019-2020		
	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[2]	Base salary/ Fees % change	Benefits % change	Annual bonus % change
Executive Directors												
Mark Read[3]	4.0	11.1	(46.2)	4.7	(2.9)	(7.9)	11.3	4.0	–	(6.7)	0.0	(100)
Joanne Wilson[4]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Andrew Scott[4]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Rogers[5]	(66.1)	(62.5)	(100.0)	3.0	(0.8)	(8.2)	15.1	8.1	–	n/a	n/a	n/a
Non-Executive Directors												
Roberto Quarta	0.0	40.6	Non-Executive Directors do not receive variable compensation	0.0	(3.0)	Non-Executive Directors do not receive variable compensation	7.1	19.6	Non-Executive Directors do not receive variable compensation	(2.0)	(51.9)	Non-Executive Directors do not receive variable compensation
Angela Ahrendts[6]	26.2	(59.5)		8.4	4,100.0		131.2	n/a		n/a	n/a	
Simon Dingemans[6]	8.2	33.3		n/a	n/a		n/a	n/a		n/a	n/a	
Sandrine Dufour[6]	3.6	(50.0)		12.0	–		40.1	(48.4)		n/a	n/a	
Tarek Farahat[6]	(58.1)	(33.3)		0.0	–		7.1	(65.0)		(6.7)	(57.2)	
Tom Ilube[6]	0.0	100.0		1.5	40.0		554.5	429.6		n/a	n/a	
Cindy Rose	(4.8)	80.0		1.6	(16.7)		25.6	21.5		24.1	113.8	
Nicole Seligman[6]	(61.9)	(50.0)		5.4	–		8.7	(78.6)		(6.9)	47.2	
Keith Weed	0.0	200.0		9.6	(12.5)		22.2	40.2		447.1	820.9	
Jasmine Whitbread	0.0	300.0		0.0	(16.7)		14.5	21.6		218.9	1,318.1	
Dr. Ya-Qin Zhang[6]	2.1	(75.0)		9.4	–		n/a	n/a		n/a	n/a	
Average UK head office employees[7]	**4.0%**	**0%**	**(21.8%)**	6.0%	0.0%	316.3%	2.5%	0.0%	(49.5)%	1.2%	0.0%	23.6%

1 The annual percentage change in bonus is calculated by reference to the bonus payable in respect of that financial year compared to the immediately preceding financial year for Executive Directors, and by reference to cash bonus payments received during that financial year in comparison to those received in the immediately preceding financial year for the UK head office employees. Non-Executive Directors do not receive variable compensation

2 As the Executives did not receive a bonus in respect of the financial year ended 31 December 2020, it is not possible to calculate a percentage change between 2020 and 2021

3 Mark Read took a voluntary 20% salary reduction for a period of four months in 2020 as part of cost-reduction targets implemented during Covid-19; this, together with a salary increase after three years, explains the changes shown between 2020 and 2021. In both 2022 and 2023 Mark Read received an annual salary increase of 4% (see page 150)

4 Joanne Wilson and Andrew Scott were appointed to the Board on 19 April 2023 and 7 September 2023 respectively

5 John Rogers joined the Company on 27 January 2020 and ceased to be a director of the Company on 27 April 2023. His salary and benefits in 2020 and 2023 were prorated accordingly. Changes between 2020 and 2021 were a result of a prorated salary in 2020 and a voluntary 20% salary reduction for a period of four months in 2020 as part of cost-reduction targets implemented during Covid-19. John Rogers received no salary increase in 2023 (2022: 6.0%) (see page 150)

6 Tarek Farahat and Nicole Seligman retired from the Board on 17 May 2023. Angela Ahrendts, Sandrine Dufour, Tom Ilube, Dr. Ya-Qin Zhang and Simon Dingemans were appointed to the Board on 1 July 2020, 3 February 2020, 5 October 2020, 1 January 2021 and 31 January 2022 respectively

7 Based on full-time equivalent comparisons. Average is calculated by reference to the median percentage change. Due to the timing of annual bonus payments, the change in average employee annual bonus of -21.8% reflects the change between the bonus paid in respect of 2022 performance (paid in 2023) and 2021 performance (paid in 2022) and is therefore not directly comparable to Executive Director bonus awards made in respect of 2023 performance (paid in 2024) and 2022 performance (paid in 2023)

ANNUAL REPORT ON COMPENSATION CONTINUED

CEO PAY RATIO

The ratios shown in the table below compare the total compensation of the CEO (as shown in the single figure table on page 149) to the compensation of the median UK employee and those at the lower and upper quartile.

Year		Methodology used	25th percentile pay ratio	50th percentile pay ratio	75th percentile pay ratio
2023	Total compensation	Option B	**108:1**	**70:1**	**49:1**
2022	Total compensation	Option B	154:1	118:1	81:1
2021	Total compensation	Option B	101:1	79:1	55:1
2020	Total compensation	Option B	36:1	24:1	15:1
2019	Total compensation	Option B	79:1	55:1	34:1

The pay ratio reflects how the structure and approach to compensation changes with increased seniority and accountability within the Group and is therefore consistent with reward and progression policies. The CEO's pay is significantly weighted towards performance-related pay with a focus on aligning with long-term performance and the interests of shareholders. Movements in the pay ratio year-on-year reflect WPP's pay-for-performance philosophy and are linked to the overall performance of the Company. At the 25th, 50th and 75th percentile employee level, variable compensation carries a much smaller weighting.

The salary and total pay and benefits for the 25th, 50th and 75th percentile employees are shown in the table below:

Year		Methodology used	25th percentile pay	50th percentile pay	75th percentile pay
2023	**Salary**	**Option B**	**£39,233**	**£58,053**	**£82,667**
	Total pay and benefits	**Option B**	**£41,587**	**£64,234**	**£92,627**
2022	Salary	Option B	£39,292	£51,985	£74,250
	Total pay and benefits	Option B	£43,417	£56,460	£82,551
2021	Salary	Option B	£32,067	£44,250	£61,500
	Total pay and benefits	Option B	£37,606	£48,293	£68,583
2020	Salary	Option B	£30,000	£45,000	£71,000
	Total pay and benefits	Option B	£31,800	£46,800	£73,840
2019	Salary	Option B	£31,000	£44,739	£70,000
	Total pay and benefits	Option B	£32,636	£46,975	£77,416

Given the number of payrolls used across the UK Group, Option B (using the gender pay gap information to identify three employees as the best equivalents of the 25th, 50th and 75th percentile employees) was the most appropriate methodology to use to determine the CEO pay ratio. We believe this approach provides accurate information and representation of the ratios. The latest data collected as part of gender pay reporting was used, with a snapshot date of 5 April 2023. The ratio has been computed taking into account the pay and benefits of over 11,500 UK employees, other than the role of the CEO. Where an employee works part-time, fixed pay, benefits, and any variable pay were adjusted, where appropriate, to reflect full-time equivalent compensation. The 25th, 50th and 75th percentile employees were determined based on this adjusted data and are considered to be representative. Total compensation for 2023 was calculated using single-figure table methodology for these employees in order to provide a meaningful comparison with the CEO. We are satisfied that the median pay ratio is consistent with the compensation policies for our UK workforce taken as a whole and our objective of delivering market-competitive pay for each role.

SHARE INCENTIVE DILUTION FOR 2014 TO 2023

The share incentive dilution level, measured on a ten-year rolling basis, was at 3.6% at 31 December 2023 (2022: 3.2%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Jasmine Whitbread
Chair of the Compensation Committee
on behalf of the Board of Directors of WPP plc
21 March 2024

STATEMENT OF DIRECTORS' RESPONSIBILITIES

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF FINANCIAL STATEMENTS

The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations. The Directors have elected to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2023. Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'.

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. Directors are also required to:

- Properly select and apply accounting policies
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
- Provide additional disclosures, when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance
- Make an assessment of the Company's ability to continue as a going concern

The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and Directors' Compensation Report.

The Directors are responsible for the maintenance and integrity of the Company website. Jersey legislation and UK regulation governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The Directors confirm that so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware. Each Director has taken all the steps that he or she ought to have taken, as a Director, in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

In accordance with the principles of the UK Corporate Governance Code, the Board has established arrangements to evaluate whether the information presented in the Annual Report is fair, balanced and understandable; these are described on page 132.

The Board considers the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company's position, performance, business model and strategy.

The letters from the Chairs of the Sustainability, Nomination and Governance, Audit and Compensation committees, the statements regarding Directors' responsibilities and statement of going concern set out above and the Directors' remuneration and interests in the share capital of the Company are included in the Directors' report, which also includes the Strategic Report and Corporate Governance sections.

By Order of the Board

Balbir Kelly-Bisla
Company Secretary
21 March 2024



FINANCIAL STATEMENTS

In this section



ACCOUNTING POLICIES

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2023.

The separate financial statements of WPP plc (the Company), a company registered in Jersey, for the year ending 31 December 2023 are filed with the Company's registrar in Jersey.

BASIS OF PREPARATION

The Group consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments. In performing its going concern assessment, management's forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs and (ii) remotely possible declines in revenue less pass-through costs for stress-testing purposes compared to 2023, considering the Group's liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost-mitigation actions which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due, considering that the Group was in a £2.3 billion net current liability position as at 31 December 2023. The Company modelled a range of revenue less pass-through cost declines up to 31% compared with the year ended 31 December 2023. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

The principal accounting policies are set out below.

BASIS OF CONSOLIDATION

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. Subsidiary undertakings are those entities controlled by the Group. Control exists where the Group is exposed to, or has the rights to variable returns from its involvement with, the investee and has the ability to use its power over the investee to affect its returns. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal. Non-controlling interests represent the share of earnings or equity in subsidiaries that is not attributable, directly or indirectly, to shareholders of the Group.

NEW IFRS ACCOUNTING PRONOUNCEMENTS

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing on or after 1 January 2023:

- IFRS 17 Insurance Contracts
- Definition of Accounting Estimates – Amendments to IAS 8
- Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
- Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
- International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

The standards and amendments listed above did not have any impact on the amounts recognised in prior periods, did not have a significant impact on the amounts recognised in the current period, and are not expected to significantly affect the future periods.

At the date of authorisation of these financial statements, there were a number of standards or amendments to standards, which have not been applied in these financial statements, that were in issue but not yet effective. The Group does not consider that any of these standards or amendments to standards in issue but not yet effective will have a significant impact on the financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses over the fair value of the underlying net assets where relevant, including intangible assets, at the date of their acquisition.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, defined as the higher of fair value less costs of disposal and value in use. The net present value of future cash flows, to determine value in use, is derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

- brand names (with finite lives) – 10-20 years
- customer-related intangibles – 3-10 years
- other proprietary tools – 3-10 years
- other (including capitalised computer software) – 3-5 years

CONTINGENT CONSIDERATION

Contingent consideration is accounted for in accordance with IFRS 3 Business Combinations. Contingent consideration only applies to situations where contingent payments are not dependent on future employment of vendors and any such payments are expensed when they relate to future employment.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation and retranslation of financial instruments. The effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date are accounted for as revisions to goodwill, as permitted by IFRS 3 Business Combinations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment indicators exist. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value, where the recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. Property, plant and equipment impairment charges also form part of the property-related restructuring costs described in note 3; and are derived applying the method described in the Leases accounting policy. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

- freehold buildings – 50 years
- leasehold land and buildings – over the term of the lease or life of the asset, if shorter
- fixtures, fittings and equipment – 3-10 years
- computer equipment – 3-5 years

INTERESTS IN ASSOCIATES AND JOINT VENTURES

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

The Group's share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates and joint ventures in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group. The Group discontinues recognising its share of net assets or its share of net results from an associate if the value of the investment has reduced to nil. Any additional losses are provided for, and a liability is recognised, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports a positive equity, the Group resumes recognising its share of net assets, net result and other comprehensive income.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value. The recoverable amount is defined as the higher of fair value less costs of disposal and value in use.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

OTHER INVESTMENTS

Certain equity investments are designated as either fair value through other comprehensive income or fair value through profit or loss. Movements in fair value through profit or loss are recorded in the consolidated income statement within revaluation and retranslation of financial instruments.

The Group generally elects to classify equity investments as fair value through other comprehensive income where the Group forms a strategic partnership with the investee.

ACCRUED AND DEFERRED INCOME

Accrued income is a receivable within the scope of IFRS 9 Financial Instruments, and is recognised when a performance obligation has been satisfied but has not yet been billed. Accrued income is transferred to trade receivables once the right to consideration is billed per the terms of the contractual agreement.

In certain cases, payments are received from customers or amounts are billed with an unconditional right to receive consideration prior to satisfaction of performance obligations and recognised as deferred income. These balances are considered contract liabilities and are typically related to prepayments for third-party expenses that are incurred shortly after billing.

TRADE RECEIVABLES AND UNBILLED COSTS

Trade receivables are stated net of expected credit loss.

Unbilled costs (previously named Work in progress) includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.

EXPECTED CREDIT LOSSES

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 Financial Instruments. This has been applied to trade receivables, contract assets and lease receivables. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. The Group also considers forward-looking information. Therefore, the Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset's lifetime expected credit loss. For all other assets, the general approach has been applied and a loss allowance for 12-month expected credit losses is recognised.

Under IFRS 9, the expected credit losses are measured as the difference between the asset's gross carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. Given the short-term nature of the Group's trade receivables, unbilled costs and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk.

The Group considers that the credit risk increased significantly since initial recognition when the credit rating changes adversely, the debtor has significant financial difficulty or if there was a breach of contract.

Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Group.

Further details on expected credit losses are provided in note 17.

FOREIGN CURRENCY AND INTEREST RATE HEDGING

The Group's policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At inception of the hedge relationship, the Group documents the relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the fair values or cash flows of hedged items. Furthermore the Group documents its risk management objectives and its strategy for undertaking various hedge transactions.

Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged items that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is recognised in other comprehensive income and deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period.

Derivatives embedded in other financial liabilities or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

LIABILITIES IN RESPECT OF OPTION AGREEMENTS

Option agreements that allow the Group's equity partners to require the Group to purchase a non-controlling interest are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently, the financial liability is measured at amortised cost in accordance with IFRS 9 Financial Instruments. On initial recognition, the corresponding amount is recognised against the equity reserve, which is subsequently reversed on derecognition, either through exercise or non-exercise of the option agreement. Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recognised in profit or loss within revaluation and retranslation of financial instruments in the consolidated income statement.

DERECOGNITION OF FINANCIAL LIABILITIES

In accordance with IFRS 9 Financial Instruments, a financial liability of the Group is only removed from the statement of financial position when the underlying legal obligation is extinguished.

DEBT

Interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand and short-term highly liquid investments which are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value, including bank deposits and money market funds. For Cash Flow Statement presentation purposes, the Group's overdrafts are included in cash and cash equivalents where they are repayable on demand, are components of the Group's centralised treasury strategy employed across the Group and form an integral part of the Group's cash management, in accordance with IAS 7 Statement of Cash Flows.

BORROWING COSTS

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

REVENUE RECOGNITION

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Contracts often involve multiple agencies offering different services in different countries. As such, the terms of local, regional and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days' notice. The Group is generally entitled to payment for work performed to date.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes media costs where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs are recorded as Group revenue. As the contracts are generally short-term in nature, the Group has applied the practical expedient permitted by IFRS 15 to expense costs to obtain a contract as incurred, where applicable.

In most instances, promised services in a contract are not considered distinct or represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative stand-alone selling prices.

Revenue is recognised when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.

REVENUE RECOGNITION CONTINUED

For our retainer arrangements, we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements is broad and generally not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether we act as an agent or as a principal. Certain arrangements with our clients are such that our responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases we are acting as an agent as we do not control the relevant good or service before it is transferred to the client. When we act as an agent, the revenue recorded is the net amount retained. Costs incurred with external suppliers (such as production costs and media suppliers) are excluded from revenue and recorded as unbilled costs until billed.

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as when supplying in-house production services, events and branding), the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense.

Further details on revenue recognition are detailed by sector below.

GLOBAL INTEGRATED AGENCIES

Revenue is typically derived from integrated product offerings including media placements and creative services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised once the related uncertainty is resolved. The Group recognises incentive revenue as the related performance obligation or obligations are satisfied depending on the specific contractual terms.

PUBLIC RELATIONS AND SPECIALIST AGENCIES

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over time, in accordance with the terms of the contractual arrangement.

TAXATION

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and able to be estimated, liabilities are classified as current. Any interest and penalties accrued are included in corporate income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

The tax laws that apply to the Group's subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group's tax liabilities and deferred tax assets and liabilities where necessary.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also recognised within other comprehensive income or equity. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation.

RETIREMENT BENEFIT COSTS

The Group accounts for retirement benefit costs in accordance with IAS 19 Employee Benefits.

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment occurs. Net interest expense is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan.

Actuarial gains and losses are recognised immediately in other comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate independently managed funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Group is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19.

PROVISIONS FOR LIABILITIES AND CHARGES

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount using either the most likely or expected value, depending on which method best estimates the uncertainty. These include provisions for other property-related liabilities such as onerous contracts and dilapidations. The timing of utilisation or release of such provisions are typically dependent on the term of the underlying lease. The eventual settling of such property-related provisions will be dependent on negotiations with the relevant landlord. Also included are other provisions, primarily long-term employee benefits such as deferred compensation plans, and legal claims, where the likelihood of settlement is considered probable. The timing of release and utilisation of the deferred compensation plans are dependent on applicable plan rules while the timing of settlement of legal claims are dependent on the status of any relevant legal proceedings. While we have factored in all known facts and circumstances, it is likely certain legal settlements will vary from the provisioned amount.

CONTINGENT LIABILITIES

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the group, or present obligations where it is not probable that an outflow of resources will be required or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognised in the consolidated financial statements but are disclosed, if material, unless the possibility of an outflow of economic resources is considered remote.

LEASES

The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate for the same term as the underlying lease. Lease payments included in the measurement of lease liabilities comprise fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate as at the commencement date. Lease modifications result in remeasurement of the lease liability.

Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the consolidated income statement.

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets (under $5,000). The payments associated with these leases are recognised as cost of services and general and administrative costs within the consolidated income statement on a straight-line basis over the lease term.

The Group assesses at the reporting date whether there are any indicators of impairment and performs an impairment test when an impairment indicator exists. The Group tests a right-of use asset as a stand-alone asset for impairment when it either meets the definition of investment property which generates independent cash flows or it is vacant with minimal to no continued utility for the Group. When a right-of-use asset is tested as a stand-alone asset, an impairment loss is recognised when the carrying amount of the right-of-use asset exceeds its recoverable amount. The recoverable amount of a right-of-use asset is estimated mainly based on the present value of the estimated sublease income, discounted using the property yield rates.

The property held by the Group as right-of-use assets to earn rentals is classified as investment property. The Group measures its investment property applying the cost model.

TRANSLATION OF FOREIGN CURRENCIES

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of foreign subsidiary undertakings, with functional currencies other than pounds sterling, are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the consolidated statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

HYPERINFLATION IN ARGENTINA AND TURKEY

During 2023, 2022 and 2021, Argentina was designated as a hyperinflationary economy. During 2023 and 2022, Turkey was designated as a hyperinflationary economy. The financial statements of the Group's subsidiaries in Argentina and Turkey have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.

IAS 29 requires that the income statement is adjusted for inflation in the period and translated at the year-end foreign exchange rate and that non-monetary assets and liabilities on the balance sheet are restated to reflect the change in purchasing power caused by inflation from the date of initial recognition. The impact on other non-monetary assets and liabilities and the impact on the Group's income statement in the year were immaterial.

SHARE-BASED PAYMENTS

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in note 22.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

GOVERNMENT SUPPORT

In reaction to the Covid-19 pandemic, certain governments introduced measures to assist companies. A reduction to operating costs is recorded in relation to government subsidies/schemes where these amounts will never have to be repaid. In other cases, this involves the deferral of certain tax payments in order to stimulate the economy. The deferral of payments does not impact the income statement and these are charged as normal in the period they are incurred.

NON-CONTROLLING INTERESTS

Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The acquisition of a non-controlling interest in a subsidiary, and the sale of an interest while retaining control, is accounted for within equity, and the cash cost of such purchases is included within 'Financing activities' in the cash flow statement.

CLIMATE CHANGE CONSIDERATIONS

In preparing these consolidated financial statements, the potential impacts of climate change risks, particularly in the context of the TCFD Statement on pages 62-68 and the Strategic Report on pages 53-71, have been considered. This primarily focused on the impairment assessments for goodwill and intangible assets with indefinite useful lives; the carrying value and estimated useful life of intangible assets, property, plant and equipment and right-of-use assets; the measurement of deferred tax assets and provisions, including post-employment benefits; and the going concern period and viability of the Group over the next three years. There has been no material impact on the financial statements for the years ending 31 December 2023 and 2022. The potential implications of climate change risks on the financial statements will continue to be monitored and assessed in future periods.

CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTY IN APPLYING ACCOUNTING POLICIES

Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group's accounting policies. These estimates and judgements are reviewed on an ongoing basis. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

The most significant area of estimation uncertainty is:

- **Goodwill:** the discounted cash flow methodology applied by the Group when testing for goodwill impairment requires key estimates regarding operating margins and discount rates. Further details of the methodology and key estimates used in relation to the goodwill impairment assessment, and the approach to sensitivities to these estimates, are set out in note 13.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2023

	Notes	**2023 £m**	2022 £m	2021 £m
Revenue	2	**14,844.8**	14,428.7	12,801.1
Costs of services	3	**(12,325.8)**	(11,890.1)	(10,597.5)
Gross profit		**2,519.0**	2,538.6	2,203.6
General and administrative costs	3	**(1,988.0)**	(1,180.4)	(974.6)
Operating profit		**531.0**	1,358.2	1,229.0
Earnings/(loss) from associates – after interest and tax	4	**70.2**	(60.4)	23.8
Profit before interest and taxation		**601.2**	1,297.8	1,252.8
Finance and investment income	6	**127.3**	145.4	69.4
Finance costs	6	**(389.0)**	(359.4)	(283.6)
Revaluation and retranslation of financial instruments	6	**6.8**	76.0	(87.8)
Profit before taxation		**346.3**	1,159.8	950.8
Taxation	7	**(149.1)**	(384.4)	(230.1)
Profit for the year		**197.2**	775.4	720.7
Attributable to:				
Equity holders of the parent		**110.4**	682.7	637.7
Non-controlling interests		**86.8**	92.7	83.0
		197.2	775.4	720.7
Earnings per share:				
Basic earnings per ordinary share	9	**10.3p**	62.2p	53.4p
Diluted earnings per ordinary share	9	**10.1p**	61.2p	52.5p

Note
The accompanying notes form an integral part of this consolidated income statement

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2023

	2023 £m	2022 £m	2021 £m
Profit for the year	**197.2**	775.4	720.7
Items that may be reclassified subsequently to profit or loss			
Foreign exchange differences on translation of foreign operations	**(427.1)**	424.2	(143.0)
Gain/(loss) on net investment hedges	**108.2**	(141.5)	45.5
Cash flow hedges:			
Fair value (loss)/gain arising on hedging instruments	**(43.3)**	38.5	(38.0)
Less: gain/(loss) reclassified to profit or loss	**44.2**	(38.5)	38.0
Share of other comprehensive (loss)/income of associate undertakings	**(0.9)**	51.2	13.5
	(318.9)	333.9	(84.0)
Items that will not be reclassified subsequently to profit or loss			
Movements on equity investments held at fair value through other comprehensive income	**(3.0)**	(22.3)	(35.5)
Actuarial (loss)/gain on defined benefit pension plans	**(9.1)**	16.6	14.3
Deferred tax on defined benefit pension plans	**1.7**	(7.4)	(3.0)
	(10.4)	(13.1)	(24.2)
Other comprehensive (loss)/income for the year	**(329.3)**	320.8	(108.2)
Total comprehensive (loss)/income for the year	**(132.1)**	1,096.2	612.5

Attributable to:			
Equity holders of the parent	**(195.8)**	988.3	539.8
Non-controlling interests	**63.7**	107.9	72.7
	(132.1)	1,096.2	612.5

Note

The accompanying notes form an integral part of this consolidated statement of comprehensive income

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2023

	Notes	2023 £m	2022 £m	2021 £m
Net cash inflow from operating activities[1]	11	**1,238.2**	700.9	2,029.0
Investing activities				
Acquisitions[1]	11	**(266.8)**	(236.2)	(382.3)
Disposal of investments and subsidiaries	11	**98.8**	37.7	28.3
Purchases of property, plant and equipment		**(177.2)**	(208.4)	(263.2)
Purchases of other intangible assets (including capitalised computer software)		**(40.0)**	(14.9)	(29.9)
Proceeds on disposal of property, plant and equipment		**4.8**	12.9	8.7
Net cash outflow from investing activities		**(380.4)**	(408.9)	(638.4)
Financing activities				
Repayment of lease liabilities		**(258.7)**	(309.6)	(320.7)
Share option proceeds		**0.7**	1.2	4.4
Cash consideration received from non-controlling interests	11	**46.1**	–	39.5
Cash consideration for purchase of non-controlling interests	11	**(16.4)**	(84.2)	(135.0)
Share repurchases and buybacks	11	**(53.9)**	(862.7)	(818.5)
Proceeds from issue of bonds	11	**1,052.6**	–	–
Repayment of borrowings	11	**(1,147.5)**	(220.6)	(397.1)
Financing and share issue costs		**(3.5)**	(0.2)	(0.4)
Equity dividends paid		**(422.8)**	(365.4)	(314.7)
Dividends paid to non-controlling interests in subsidiary undertakings		**(101.3)**	(69.5)	(114.5)
Net cash outflow from financing activities		**(904.7)**	(1,911.0)	(2,057.0)
Net decrease in cash and cash equivalents		**(46.9)**	(1,619.0)	(666.4)
Translation of cash and cash equivalents		**(79.6)**	64.2	(130.1)
Cash and cash equivalents at beginning of year		**1,985.8**	3,540.6	4,337.1
Cash and cash equivalents at end of year	11	**1,859.3**	1,985.8	3,540.6

Notes

The accompanying notes form an integral part of this consolidated cash flow statement

1 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2023

	Notes	2023 £m	2022 £m
Non-current assets			
Intangible assets:			
Goodwill	13	**8,388.9**	8,453.4
Other	13	**849.9**	1,451.9
Property, plant and equipment	14	**828.5**	1,000.7
Right-of-use assets	12	**1,382.2**	1,528.5
Interests in associates	15	**286.5**	305.1
Other investments	15	**332.7**	369.8
Deferred tax assets	16	**324.4**	322.1
Corporate income tax recoverable		**76.5**	74.1
Trade and other receivables	17	**209.2**	218.6
		12,678.8	13,724.2
Current assets			
Corporate income tax recoverable		**114.9**	107.1
Trade and other receivables	17	**8,460.6**	9,031.4
Accrued income[1]	17	**3,150.6**	3,468.3
Cash and short-term deposits	11	**2,217.5**	2,491.5
		13,943.6	15,098.3
Current liabilities			
Trade and other payables	18	**(13,323.1)**	(14,235.9)
Deferred income[1]		**(1,318.9)**	(1,599.0)
Corporate income tax payable		**(370.2)**	(422.0)
Short-term lease liabilities	12	**(292.3)**	(282.4)
Bank overdrafts and bonds	20	**(946.3)**	(1,169.0)
		(16,250.8)	(17,708.3)
Net current liabilities		**(2,307.2)**	(2,610.0)
Non-current liabilities			
Bonds	20	**(3,775.0)**	(3,801.8)
Trade and other payables	19	**(282.8)**	(490.9)
Deferred tax liabilities	16	**(178.5)**	(350.8)
Employee benefit obligations	23	**(135.9)**	(137.5)
Provisions for liabilities and charges	21	**(304.5)**	(244.6)
Long-term lease liabilities	12	**(1,862.2)**	(1,928.2)
		(6,538.9)	(6,953.8)
Net assets		**3,832.7**	4,160.4
Equity			
Called-up share capital	26	**114.1**	114.1
Share premium account		**576.6**	575.9
Other reserves	27	**186.6**	285.2
Own shares		**(990.1)**	(1,054.1)
Retained earnings		**3,488.4**	3,759.7
Equity shareholders' funds		**3,375.6**	3,680.8
Non-controlling interests		**457.1**	479.6
Total equity		**3,832.7**	4,160.4

Notes

The accompanying notes form an integral part of this consolidated balance sheet

1 Accrued income and Deferred income were previously presented in Trade and other receivables and Trade and other payables respectively

The financial statements were approved by the Board of Directors and authorised for issue on 21 March 2024.

Signed on behalf of the Board:

Mark Read
Chief Executive Officer

Joanne Wilson
Chief Financial Officer

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Called-up share capital £m	Share premium account £m	Other reserves £m	Own shares £m	Retained earnings[1] £m	Total equity shareholders' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2022	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	–	1.2	–	–	–	1.2	–	1.2
Share cancellations	(8.3)	–	8.3	–	(807.4)	(807.4)	–	(807.4)
Treasury shares used for share option schemes	–	–	–	–	–	–	–	–
Profit for the year	–	–	–	–	682.7	682.7	92.7	775.4
Foreign exchange differences on translation of foreign operations	–	–	409.0	–	–	409.0	15.2	424.2
Loss on net investment hedges	–	–	(141.5)	–	–	(141.5)	–	(141.5)
Cash flow hedges:								
Fair value gain arising on hedging instruments	–	–	38.5	–	–	38.5	–	38.5
Less: loss reclassified to profit or loss	–	–	(38.5)	–	–	(38.5)	–	(38.5)
Share of other comprehensive income of associate undertakings	–	–	31.9	–	19.3	51.2	–	51.2
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(22.3)	(22.3)	–	(22.3)
Actuarial gain on defined benefit pension plans	–	–	–	–	16.6	16.6	–	16.6
Deferred tax on defined benefit pension plans	–	–	–	–	(7.4)	(7.4)	–	(7.4)
Other comprehensive income	–	–	299.4	–	6.2	305.6	15.2	320.8
Total comprehensive income	–	–	299.4	–	688.9	988.3	107.9	1,096.2
Dividends paid	–	–	–	–	(365.4)	(365.4)	(69.5)	(434.9)
Non-cash share-based incentive plans (including share options)	–	–	–	–	122.0	122.0	–	122.0
Tax adjustment on share-based payments	–	–	–	–	(9.2)	(9.2)	–	(9.2)
Net movement in own shares held by ESOP Trusts	–	–	–	58.0	(113.3)	(55.3)	–	(55.3)
Recognition/derecognition of liabilities in respect of put options	–	–	101.7	–	(40.3)	61.4	–	61.4
Share purchases – close period commitments[2]	–	–	211.7	–	–	211.7	–	211.7
Net movement in non-controlling interests[3]	–	–	–	–	(82.9)	(82.9)	(11.4)	(94.3)
Balance at 31 December 2022	**114.1**	**575.9**	**285.2**	**(1,054.1)**	**3,759.7**	**3,680.8**	**479.6**	**4,160.4**
Ordinary shares issued	–	0.7	–	–	–	0.7	–	0.7
Share cancellations	–	–	–	–	–	–	–	–
Treasury shares used for share option schemes	–	–	–	55.2	(55.2)	–	–	–
Profit for the year	–	–	–	–	110.4	110.4	86.8	197.2
Foreign exchange differences on translation of foreign operations	–	–	(404.0)	–	–	(404.0)	(23.1)	(427.1)
Gain on net investment hedges	–	–	108.2	–	–	108.2	–	108.2
Cash flow hedges:								
Fair value loss arising on hedging instruments	–	–	(43.3)	–	–	(43.3)	–	(43.3)
Less: gain reclassified to profit or loss	–	–	44.2	–	–	44.2	–	44.2
Share of other comprehensive loss of associate undertakings	–	–	(0.9)	–	–	(0.9)	–	(0.9)
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(3.0)	(3.0)	–	(3.0)
Actuarial loss on defined benefit pension plans	–	–	–	–	(9.1)	(9.1)	–	(9.1)
Deferred tax on defined benefit pension plans	–	–	–	–	1.7	1.7	–	1.7
Other comprehensive loss	–	–	(295.8)	–	(10.4)	(306.2)	(23.1)	(329.3)
Total comprehensive (loss)/income	–	–	(295.8)	–	100.0	(195.8)	63.7	(132.1)
Dividends paid	–	–	–	–	(422.8)	(422.8)	(101.3)	(524.1)
Non-cash share-based incentive plans (including share options)	–	–	–	–	140.1	140.1	–	140.1
Tax adjustment on share-based payments	–	–	–	–	1.9	1.9	–	1.9
Net movement in own shares held by ESOP Trusts	–	–	–	8.8	(62.7)	(53.9)	–	(53.9)
Recognition/derecognition of liabilities in respect of put options[4]	–	–	197.2	–	30.5	227.7	–	227.7
Share purchases – close period commitments	–	–	–	–	–	–	–	–
Net movement in non-controlling interests[3]	–	–	–	–	(3.1)	(3.1)	15.1	12.0
Balance at 31 December 2023	**114.1**	**576.6**	**186.6**	**(990.1)**	**3,488.4**	**3,375.6**	**457.1**	**3,832.7**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity

1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £346.5 million at 31 December 2023 (2022: £343.7 million)

2 During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings

3 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions

4 During 2023, WPP sold a portion of its ownership of FGS to KKR. As part of this transaction, the previous put option granted to management shareholders was derecognised

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2023

1. GENERAL INFORMATION

WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. SEGMENT INFORMATION

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Substantially all of the Group's revenue is from contracts with customers.

Reportable segments

The Group is organised into three reportable segments – Global Integrated Agencies, Public Relations and Specialist Agencies.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group's Chief Executive Officer (the Chief Operating Decision Maker). Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits aggregation of these components into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, which includes the aggregation of certain operating segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client bases, the similar nature of their products or services and their long-term margins, amongst other factors.

Reported contributions were as follows:

Income statement	Revenue[2] £m	Revenue less pass-through costs[3] £m	Headline operating profit[4] £m
2023			
Global Integrated Agencies	**12,594.9**	**9,808.2**	**1,474.3**
Public Relations	**1,262.2**	**1,180.0**	**191.1**
Specialist Agencies	**987.7**	**871.5**	**84.8**
	14,844.8	**11,859.7**	**1,750.2**
2022[1]			
Global Integrated Agencies	12,191.9	9,743.6	1,433.4
Public Relations	1,232.4	1,161.2	191.9
Specialist Agencies	1,004.4	894.5	116.5
	14,428.7	11,799.3	1,741.8
2021[1]			
Global Integrated Agencies	10,887.6	8,680.4	1,221.2
Public Relations	963.5	914.2	144.6
Specialist Agencies	950.0	802.6	127.7
	12,801.1	10,397.2	1,493.5

Notes

1 Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations
2 Intersegment sales have not been separately disclosed as they are not material
3 Revenue less pass-through costs is defined on page 233
4 A reconciliation from profit before taxation to headline operating profit is provided on page 223

2. SEGMENT INFORMATION CONTINUED

Other information	Share-based payments £m	Capital additions[2] £m	Depreciation and amortisation[3] £m	Goodwill impairment £m	Earnings/(loss) from associates £m	Interests in associates and joint ventures £m
2023						
Global Integrated Agencies	**118.9**	**180.4**	**362.8**	**40.3**	**56.4**	**93.1**
Public Relations	**14.3**	**15.4**	**40.0**	**–**	**0.2**	**–**
Specialist Agencies	**6.9**	**21.4**	**43.9**	**23.3**	**13.6**	**193.4**
	140.1	**217.2**	**446.7**	**63.6**	**70.2**	**286.5**
2022[1]						
Global Integrated Agencies	100.7	193.8	373.0	–	10.8	80.1
Public Relations	14.4	11.1	36.7	3.7	0.5	0.1
Specialist Agencies	6.9	18.4	41.3	34.2	(71.7)	224.9
	122.0	223.3	451.0	37.9	(60.4)	305.1
2021[1]						
Global Integrated Agencies	92.5	253.1	374.7	–	22.7	115.2
Public Relations	4.8	18.0	28.2	–	1.7	8.0
Specialist Agencies	2.3	22.0	41.1	1.8	(0.6)	289.7
	99.6	293.1	444.0	1.8	23.8	412.9

Notes
1 Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations
2 Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software)
3 Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets

Contributions by geographical area were as follows:

	2023 £m	2022 £m	2021 £m
Revenue[1]			
North America[2]	**5,527.6**	5,549.5	4,494.2
United Kingdom	**2,155.4**	2,003.8	1,866.9
Western Continental Europe	**3,037.2**	2,876.2	2,786.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**4,124.6**	3,999.2	3,653.7
	14,844.8	14,428.7	12,801.1
Revenue less pass-through costs[3]			
North America[2]	**4,556.3**	4,688.1	3,849.2
United Kingdom	**1,626.3**	1,537.2	1,414.3
Western Continental Europe	**2,410.5**	2,318.5	2,225.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**3,266.6**	3,255.5	2,908.3
	11,859.7	11,799.3	10,397.2
Headline operating profit[4]			
North America[2]	**834.3**	770.4	655.7
United Kingdom	**214.5**	187.1	180.9
Western Continental Europe	**258.4**	301.3	288.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**443.0**	483.0	368.3
	1,750.2	1,741.8	1,493.5

Notes
1 Intersegment sales have not been separately disclosed as they are not material
2 North America includes the US with revenue of £5,187.1 million (2022: £5,230.9 million, 2021: £4,220.8 million), revenue less pass-through costs of £4,270.6 million (2022: £4,402.0 million, 2021: £3,597.4 million) and headline operating profit of £785.4 million (2022: £727.6 million, 2021: £615.2 million)
3 Revenue less pass-through costs and headline operating profit are defined on page 233
4 A reconciliation from reported profit before tax to headline operating profit is provided on page 223

	2023 £m	2022 £m
Non-current assets[1]		
North America[2]	**5,217.6**	5,896.4
United Kingdom	**1,669.7**	1,556.2
Western Continental Europe	**2,695.5**	2,797.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**2,739.3**	3,151.0
	12,322.1	13,401.5

Notes
1 Non-current assets excluding financial instruments and deferred tax
2 North America includes the US with non-current assets of £5,113.9 million (2022: £5,379.5 million)

3. COSTS OF SERVICES AND GENERAL AND ADMINISTRATIVE COSTS

	2023 £m	2022 £m	2021 £m
Costs of services	**12,325.8**	11,890.1	10,597.5
General and administrative costs	**1,988.0**	1,180.4	974.6
	14,313.8	13,070.5	11,572.1

Costs of services and general and administrative costs include:

	2023 £m	2022 £m	2021 £m
Staff costs (note 5)	**8,137.6**	8,165.8	7,166.7
Establishment costs	**515.8**	536.0	529.0
Media pass-through costs	**2,173.6**	1,905.7	1,865.3
Other costs of services and general and administrative costs[1]	**3,486.8**	2,463.0	2,011.1
	14,313.8	13,070.5	11,572.1

Note

1 Other costs of services and general and administrative costs include £811.5 million (2022: £723.7 million, 2021: £538.6 million) of other pass-through costs

Included within costs of services and general administrative costs are the following:

	2023 £m	2022 £m	2021 £m
Goodwill impairment (note 13)	**63.6**	37.9	1.8
Amortisation and impairment of acquired intangible assets	**727.9**	62.1	97.8
Investment and other impairment charges/(reversals)	**17.8**	77.0	(42.4)
Restructuring and transformation costs	**195.5**	218.8	175.4
Property-related restructuring costs	**232.5**	18.0	–
(Gains)/losses on disposal of investments and subsidiaries	**(7.1)**	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	**–**	(66.5)	–
Litigation settlement	**(11.0)**	–	21.3
Amortisation of other intangible assets	**24.8**	21.9	19.9
Depreciation of property, plant and equipment	**165.1**	166.9	151.2
Depreciation of right-of-use assets	**256.8**	262.2	272.9
Losses/(gains) on sale of property, plant and equipment	**0.4**	(6.4)	(1.3)
Net foreign exchange (gains)/losses	**(14.5)**	(8.7)	4.4
Short-term lease expense	**22.2**	20.2	18.0
Low-value lease expense	**2.8**	1.9	2.3

In 2023, operating profit includes credits totalling £16.9 million (2022: £29.3 million, 2021: £19.3 million) relating to the release of provisions and other balances established in respect of acquisitions completed prior to 2022. Further details of the Group's approach to acquisition provisions, as required by IFRS 3 Business Combinations, are given in note 28.

The goodwill impairment charge of £63.6 million in 2023 (2022: £37.9 million, 2021: £1.8 million) relates to businesses in the Group that have closed or where the impact of current macroeconomic conditions and trading circumstances indicate impairment to the carrying value.

Amortisation and impairment of acquired intangible assets of £727.9 million (2022: £62.1 million including £0.2 million relating to associates, 2021: £97.8 million) includes a charge of £650.1 million (2022: £1.4 million, 2021: £47.9 million) predominantly in relation to certain brands that no longer have any useful life. This includes accelerated amortisation charges of £430.8 million and £202.3 million for Wunderman Thompson and Y&R brands respectively, due to the creation of VML in the fourth quarter of 2023.

The investment and other impairment charges/(reversals) of £17.8 million (2022: £77.0 million, 2021: reversal of £42.4 million) relate to the same macroeconomic factors noted above. The 2022 charge of £77.0 million consisted of £48.0 million related to impairments due also to macroeconomic factors and a £29.0 million impairment of capitalised configuration and customisation costs related to software development projects.

Restructuring and transformation costs of £195.5 million (2022: £218.8 million, 2021: £175.4 million) include £113.4 million (2022: £134.5 million, 2021: £94.2 million) in relation to the Group's IT-transformation programme. These IT costs include costs of £52.3 million (2022: £96.8 million, 2021: £62.2 million) in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group; and £38.3 million (2022: nil, 2021: nil) related to an IT-transition programme to move to a multi-vendor environment.

Also included within restructuring and transformation costs is £9.8 million (2022: £15.1 million, 2021: £29.9 million) of ongoing property costs, related to impairments the Group recognised in prior years in response to the Covid-19 pandemic. The remaining restructuring and transformation costs of £72.3 million (2022: £69.2 million, 2021: £51.3 million) relates to the continuing restructuring plan, including the creation of VML and simplification of GroupM. This includes restructuring actions at under-performing businesses, aiming to reduce ongoing costs and simplify operational structures.

Property-related restructuring costs of £232.5 million (2022: £18.0 million, 2021: nil) have been incurred related to a review of the Group's property requirements in 2023, following the stabilisation of return-to-work practices post the Covid-19 pandemic and campus strategy. This identified a number of properties that are surplus to requirements and opportunities to further consolidate Agencies within the existing Campus portfolio. The impairment charges included within property-related restructuring costs include £128.8 million (2022: £18.0 million, 2021: nil) in relation to right-of-use assets and £55.8 million (2022: nil, 2021: nil) of related property, plant and equipment.

Gains on disposal of investments and subsidiaries of £7.1 million in 2023 includes a gain of £18.1 million related to net receipts from the prior disposal of Kantar, offset primarily by losses on disposals of £11.0 million including disposal of the Group's investment in Astus Australia. Losses on disposal of investments and subsidiaries of £36.3 million in 2022 primarily included a loss of £63.1 million on the divestment of the Group's Russian interests which completed in May 2022. This was partially offset by gains on other disposals during the period including Res Publica for £17.7 million and Mutual Mobile for £9.4 million with the remaining gains/losses due to individually insignificant transactions. Losses on disposal of investments and subsidiaries of £10.6 million in 2021 included a loss of £4.9 million on the disposal of XMKT in China, which completed in September 2021.

There were no remeasurements of equity interests in 2023. In 2022, gains on remeasurement of equity interests arising from a change in scope of ownership of £66.5 million (2021: nil) comprises a gain in relation to the reclassification of the Group's interest in Imagina in Spain from interests in associates to other investments.

In 2023, £11.0 million (2022: nil) has been received by the Group (net of legal costs) related to a previous litigation matter that settled in 2023.

Auditors' remuneration:

	2023 £m	2022 £m	2021 £m
Fees payable to the Company's auditors for the audit of the Company and Group's annual accounts	**10.0**	8.4	7.1
Fees payable for the audit of the Company's subsidiaries	**29.9**	28.5	24.8
Fees payable to the auditors pursuant to legislation[1]	**39.9**	36.9	31.9
Audit-related services[2]	**0.5**	0.4	0.4
Other services[3]	**1.7**	0.6	1.4
Tax compliance services	**–**	0.1	–
Total other fees	**2.2**	1.1	1.8
Total fees	**42.1**	38.0	33.7

Notes

1 Includes fees in respect of the audit of internal control over financial reporting

2 Audit-related assurance services are in respect of the review of the interim financial information

3 Other services include audits for earnout purposes, non-statutory audits and other agreed upon procedures

4. EARNINGS/(LOSS) FROM ASSOCIATES – AFTER INTEREST AND TAX

Earnings/(loss) from associates – after interest and tax was earnings of £70.2 million in 2023, a loss of £60.4 million in 2022 and earnings of £23.8 million in 2021. In 2023 this included £45.1 million of non-refundable distributions received from Kantar, which are recorded in the income statement (non headline) given the Group's balance sheet investment in Kantar is nil (2022: nil, 2021: £61.2 million). The loss in 2022 included £75.8 million (2021: £38.8 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million (2021: £18.8 million) within Kantar.

5. OUR PEOPLE

Our staff numbers averaged 114,732 for the year ended 31 December 2023 against 114,129 in 2022 and 104,808 in 2021. Their geographical distribution was as follows:

	2023	2022	2021
North America	**23,562**	23,740	21,764
United Kingdom	**12,457**	12,490	10,995
Western Continental Europe	**23,580**	22,717	21,514
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**55,133**	55,182	50,535
	114,732	114,129	104,808

Their reportable segment distribution was as follows:

	2023	2022	2021
Global Integrated Agencies	**97,838**	97,288	89,701
Public Relations	**8,377**	8,125	7,121
Specialist Agencies	**8,517**	8,716	7,986
	114,732	114,129	104,808

At the end of 2023, staff numbers were 114,173 (2022: 115,473, 2021: 109,382).

Staff costs include:

	2023 £m	2022 £m	2021 £m
Wages and salaries	**5,878.8**	5,721.0	4,797.2
Cash-based incentive plans	**232.9**	292.6	455.2
Share-based incentive plans (note 22)	**140.1**	122.0	99.6
Social security costs	**715.1**	689.4	630.1
Pension costs (note 23)	**213.1**	204.8	177.7
Severance	**78.2**	44.2	41.8
Other staff costs[1]	**879.4**	1,091.8	965.1
	8,137.6	8,165.8	7,166.7

Note

1 Freelance and temporary staff costs are included in other staff costs

Compensation for key management personnel includes:

	2023 £m	2022 £m	2021 £m
Short-term employee benefits	**28.1**	29.7	28.0
Pensions and other post-retirement benefits	**1.3**	1.1	0.9
Share-based payments	**30.1**	29.8	14.6
	59.5	60.6	43.5

Key management personnel comprises the Board and the Executive Committee. Further details of compensation for the Board are disclosed on pages 139 to 168.

6. FINANCE AND INVESTMENT INCOME, FINANCE COSTS AND REVALUATION AND RETRANSLATION OF FINANCIAL INSTRUMENTS

Finance and investment income includes:

	2023 £m	2022 £m	2021 £m
Income from equity investments	**12.9**	24.5	17.9
Interest income	**114.4**	120.9	51.5
	127.3	145.4	69.4

Finance costs include:

	2023 £m	2022 £m	2021 £m
Net interest expense on pension plans	**4.3**	2.2	1.8
Interest on other long-term employee benefits	**6.0**	3.7	2.4
Interest expense and similar charges[1]	**272.4**	257.8	188.5
Interest expense related to lease liabilities	**106.3**	95.7	90.9
	389.0	359.4	283.6

Note

1 Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost

Revaluation and retranslation of financial instruments include:

	2023 £m	2022 £m	2021 £m
Movements in fair value of treasury instruments	**(3.1)**	0.5	9.1
Premium on the early repayment of bonds	**–**	–	(13.0)
Revaluation of investments and other assets held at fair value through profit or loss	**(20.9)**	23.1	(7.5)
Remeasurement of put options over non-controlling interests	**(1.5)**	27.9	(40.6)
Revaluation of payments due to vendors (earnout agreements)	**50.8**	26.2	(58.7)
Retranslation of financial instruments	**(18.5)**	(1.7)	22.9
	6.8	76.0	(87.8)

The majority of the Group's long-term debt is represented by $1,063 million of US dollar bonds at an average interest rate of 4.26%, €3,350 million of Eurobonds at an average interest rate of 2.46% and £650 million of Sterling bonds at an average interest rate of 3.21%.

Average borrowings in 2023 under the US Dollar Revolving Credit Facilities (note 10) amounted to $41 million at an average interest rate of 4.54% (2022: nil).

Average borrowings under the US Commercial Paper Programme for 2023 amounted to $433 million at an average interest rate of 5.45% inclusive of margin (2022: $195 million at an average interest rate of 2.56% inclusive of margin).

Average borrowings under the Euro Commercial Paper Programme for 2023 amounted to £45 million at an average interest rate of 4.90% inclusive of currency swaps (2022: £34 million at an average interest rate of 1.95% inclusive of currency swaps).

7. TAXATION

In 2023, the effective tax rate on reported profit before taxation was 43.1% (2022: 33.1%, 2021: 24.2%).

The tax charge comprises:

	2023 £m	2022 £m	2021 £m
Corporation tax			
Current year	**432.8**	425.8	404.0
Prior years	**(85.6)**	(55.5)	(41.4)
	347.2	370.3	362.6
Deferred tax			
Current year	**(197.1)**	9.4	(131.0)
Prior years	**(1.0)**	4.7	(1.5)
	(198.1)	14.1	(132.5)
Tax charge	**149.1**	384.4	230.1

The corporation tax credit for prior years in 2023, 2022 and 2021 primarily comprises the release of a number of provisions following the resolution of tax matters in various countries.

The current year deferred tax credit of £197.1 million (2022: debit of £9.4 million, 2021: credit of £131.0 million) reflects the tax impact of accelerated amortisation of intangible assets as a result of the creation of VML.

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2023 £m	2022 £m	2021 £m
Profit before taxation	**346.3**	1,159.8	950.8
Tax at the corporation tax rate of 23.5%[1]	**81.4**	220.4	180.7
Tax effect of (earnings)/losses from associates	**(15.0)**	17.4	(13.3)
Irrecoverable withholding taxes	**34.8**	25.9	52.3
Tax effect of items that are not deductible in determining taxable profits	**39.0**	66.7	29.3
Tax effect of non-deductible goodwill impairment	**16.2**	7.2	0.6
Effect of different tax rates in subsidiaries operating in other jurisdictions	**41.8**	94.3	81.2
Origination and reversal of unrecognised temporary differences	**8.8**	(1.1)	(36.3)
Tax losses not recognised or utilised in the year	**44.0**	9.8	7.4
Utilisation of tax losses not previously recognised	**(15.3)**	(5.4)	(5.1)
Net release of prior year provisions in relation to acquired businesses	**(3.9)**	(2.8)	(1.1)
Other prior year adjustments	**(82.7)**	(48.0)	(41.8)
Impact of deferred tax rate change	**–**	–	(23.8)
Tax charge	**149.1**	384.4	230.1
Effective tax rate on profit before tax	**43.1%**	33.1%	24.2%

Note

1 As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 23.5% (2022: 19.0%, 2021: 19.0%)

FACTORS AFFECTING THE TAX CHARGE IN FUTURE YEARS

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, and changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Legislation in respect of the UK adoption of OECD Pillar Two Multinational top-up tax was substantively enacted in the UK in 2023 and is to apply for periods commencing 1 January 2024. The Group is currently monitoring the potential impact, which is expected to be insignificant on the Group's tax charge, including assessing the applicability of legislative safe harbours. The IAS 12 exception to recognise and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after considering external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

Following the enactment in 2021 of an increase in the UK corporation tax rate from 19% to 25% from 1 April 2023, the Group remeasured UK deferred tax balances accordingly and recognised a tax credit of £23.8 million in 2021.

TAX RISK MANAGEMENT

We look to maintain open and transparent relationships with the tax authorities and relevant government representatives in the jurisdictions in which we operate. We maintain active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any significant tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group's tax position.

8. ORDINARY DIVIDENDS

Amounts recognised as distributions to equity holders in the year:

	2023	2022	2021	2023	2022	2021
Per share	Pence per share			**£m**	£m	£m
Final dividend in respect of the prior year (2022)	**24.40p**	18.70p	14.00p	**261.8**	203.5	167.7
Interim dividend in respect of the current year (2023)	**15.00p**	15.00p	12.50p	**161.0**	161.9	147.0
	39.40p	33.70p	26.50p	**422.8**	365.4	314.7

	2023	2022	2021	2023	2022	2021
Per ADR[1]	Cents per ADR			**$m**	$m	$m
Final dividend in respect of the prior year (2022)	**150.83¢**	128.63¢	89.85¢	**323.7**	280.0	215.3
Interim dividend in respect of the current year (2023)	**93.29¢**	92.72¢	85.98¢	**200.3**	200.1	202.2
	244.12¢	221.35¢	175.83¢	**524.0**	480.1	417.5

Proposed final dividend for the year ended 31 December 2023:

	2023	2022	2021
Per share	Pence per share		
Final dividend	**24.40p**	24.40p	18.70p

	2023	2022	2021
Per ADR[1]	Cents per share		
Final dividend	**151.74¢**	150.83¢	128.63¢

Note

1 These figures have been translated for convenience purposes only, using the approximate average rate for the year of US$1.2438 (2022: US$1.2363, 2021: US$1.3757). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated

The payment of dividends will not have any tax consequences for the Group.

Final dividends are paid in the subsequent year to which they relate.

At 31 December 2023 the WPP plc (the parent Company) distributable reserves amounted to £4,797.7 million (2022: £5,465.0 million) which, under the Companies (Jersey) Law 1991, is total reserves excluding share capital and capital redemption reserve. Further details of the Company's share capital are shown in note 26.

9. EARNINGS PER SHARE

BASIC EPS

The calculation of basic EPS is as follows:

	2023	2022	2021
Earnings[1] (£m)	**110.4**	682.7	637.7
Weighted average shares used in basic EPS calculation (m)	**1,072.1**	1,097.9	1,194.1
EPS	**10.3p**	62.2p	53.4p

Note

[1] Earnings is equivalent to profit for the year attributable to equity holders of the parent

DILUTED EPS

The calculation of diluted EPS is as follows:

	2023	2022	2021
Earnings[1] (£m)	**110.4**	682.7	637.7
Weighted average shares used in reported diluted EPS calculation (m)	**1,094.0**	1,116.4	1,215.3
Diluted EPS	**10.1p**	61.2p	52.5p

Note

[1] Earnings is equivalent to profit for the year attributable to equity holders of the parent

Diluted EPS has been calculated based on the earnings amounts above. At 31 December 2023, options to purchase 25.2 million ordinary shares (2022: 19.7 million, 2021: 7.2 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2023 m	2022 m	2021 m
Weighted average shares used in basic EPS calculation	**1,072.1**	1,097.9	1,194.1
Dilutive share options outstanding	**0.6**	0.7	1.3
Other potentially issuable shares	**21.3**	17.8	19.9
Weighted average shares used in diluted EPS calculation	**1,094.0**	1,116.4	1,215.3

At 31 December 2023 there were 1,141,513,196 (2022: 1,141,427,296, 2021: 1,224,459,550) ordinary shares in issue, including 66,675,497 treasury shares (2022: 70,489,953, 2021: 70,489,953).

10. SOURCES OF FINANCE

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares			Debt		
Analysis of changes in financing	**2023 £m**	2022 £m	2021 £m	**2023 £m**	2022 £m	2021 £m
Beginning of year	**690.0**	697.1	699.9	**4,465.1**	4,441.7	5,032.7
Ordinary shares issued	**0.7**	1.2	4.4	**–**	–	–
Share cancellations	**–**	(8.3)	(7.2)	**–**	–	–
Net decrease in drawings on bank loans and bonds	**–**	–	–	**(48.9)**	(220.6)	(397.1)
Amortisation of financing costs included in debt	**–**	–	–	**0.2**	7.0	8.1
Acquisition of subsidiaries	**–**	–	–	**48.9**	–	–
Changes in fair value due to hedging arrangements	**–**	–	–	**–**	–	(2.5)
Other movements	**–**	–	–	**(3.5)**	(0.2)	(0.4)
Exchange adjustments	**–**	–	–	**(98.7)**	237.2	(199.1)
End of year	**690.7**	690.0	697.1	**4,363.1**	4,465.1	4,441.7

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement. Other liabilities from financing activities, including lease liabilities and derivatives used for hedging debts, are disclosed in note 12 and note 25, respectively.

SHARES

At 31 December 2023, the Company's share base was entirely composed of ordinary equity share capital and share premium of £690.7 million (2022: £690.0 million, 2021: £697.1 million), further details of which are disclosed in note 26.

DEBT AS AT 31 DECEMBER 2023

US$ bonds The Group had in issue $750 million of 3.75% bonds due September 2024, $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.

Eurobonds During the year, the Group issued €750 million of 4.125% bonds due May 2028. The Group also had in issue €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, and €600 million of 1.625% bonds due March 2030. In November 2023, €750 million of 3.0% bonds were repaid.

Sterling bonds The Group had in issue £250 million of 3.750% bonds due May 2032 and £400 million of 2.875% bonds due September 2046.

Revolving Credit Facility The Group had a five-year Revolving Credit Facility of $2.5 billion due March 2026, signed in November 2021. The Group's borrowings under these facilities, which are drawn down predominantly in pounds sterling, averaged $41 million in 2023 (2022: nil, 2021: nil).

In May 2021, the Group's subsidiary, WPP AUNZ, repaid in full its A$150 million Revolving Credit Facility due August 2021, and its A$270 million Revolving Credit Facility due August 2023. The Group's borrowings under the Australian dollar facilities, which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of nil in 2023 (2022: nil, 2021: A$52 million).

The Group had available undrawn committed credit facilities of £1,963.7 million at 31 December 2023 (2022: £2,069.0 million, 2021: £1,847.5 million).

Borrowings under the $2.5 billion Revolving Credit Facility were governed by certain financial covenants based on the results and financial position of the Group. During 2023, and until 20 February 2024 when the Revolving Credit Facility was refinanced with no financial covenants (see note 30 for further details), all covenants have been complied with.

The $2.5 billion Revolving Credit Facility, due March 2026, included terms which required the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.

COMMERCIAL PAPER PROGRAMMES

The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper in issue in 2023 was $433 million (2022: $195 million, 2021: nil). The average Euro commercial paper in issue in 2023 was £45 million (2022: £34 million, 2021: nil) inclusive of the effect of currency swaps, where applicable. There was no US or Euro commercial paper outstanding at 31 December 2023.

10. SOURCES OF FINANCE CONTINUED

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2023 £m	2022 £m	2021 £m
Within one year	**(711.3)**	(791.6)	(326.8)
Between one and two years	**(534.6)**	(724.3)	(745.4)
Between two and three years	**(746.2)**	(524.2)	(646.5)
Between three and four years	**(726.2)**	(740.3)	(492.8)
Between four and five years	**(704.1)**	(719.9)	(698.0)
Over five years	**(1,858.8)**	(1,963.7)	(2,546.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	**(5,281.2)**	(5,464.0)	(5,455.8)
Short-term overdrafts – within one year	**(358.2)**	(505.7)	(342.3)
Future anticipated cash flows	**(5,639.4)**	(5,969.7)	(5,798.1)
Effect of discounting/financing rates	**918.1**	998.9	1,014.1
Debt financing	**(4,721.3)**	(4,970.8)	(4,784.0)
Cash and short-term deposits	**2,217.5**	2,491.5	3,882.9
Adjusted net debt	**(2,503.8)**	(2,479.3)	(901.1)

Analysis of fixed and floating rate debt by currency including the effect of cross-currency swaps:

2023		£m	Fixed rate[1]	Floating basis	Period profit[1]
Currency					
$	– fixed	1,471.7	4.62	n/a	66
£	– fixed	1,094.1	2.97	n/a	130
€	– fixed	1,820.5	2.12	n/a	48
	– floating	–	n/a	EURIBOR	–
Other		(23.2)	n/a	n/a	n/a
		4,363.1			

2022		£m	Fixed rate[1]	Floating basis	Period profit[1]
Currency					
$	– fixed	1,379.5	4.18	n/a	60
£	– fixed	1,094.1	2.97	n/a	143
€	– fixed	2,080.6	2.21	n/a	55
	– floating	–	n/a	EURIBOR	–
Other		(89.1)	n/a	n/a	n/a
		4,465.1			

2021		£m	Fixed rate[1]	Floating basis	Period profit[1]
Currency					
$	– fixed	1,231.8	4.18	n/a	72
£	– fixed	1,094.1	2.97	n/a	155
€	– fixed	1,976.0	2.04	n/a	69
	– floating	210.2	n/a	EURIBOR	3
Other		(70.4)	n/a	n/a	n/a
		4,441.7			

Note
1 Weighted average

The following table is an analysis of future undiscounted anticipated cash flows in relation to the Group's financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps assuming interest rates and foreign exchange rates as at 31 December:

	Financial liabilities		Financial assets	
2023	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	682.2	681.3	335.3	310.7
Between one and two years	15.9	15.7	487.4	479.6
Between two and three years	15.0	14.6	37.5	32.3
Between three and four years	14.7	14.2	37.1	32.5
Between four and five years	3.7	3.5	646.6	714.8
	731.5	**729.3**	**1,543.9**	**1,569.9**

	Financial liabilities		Financial assets	
2022	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	1,186.3	1,126.2	347.1	345.7
Between one and two years	–	–	11.6	6.2
Between two and three years	–	–	449.8	461.8
	1,186.3	1,126.2	808.5	813.7

	Financial liabilities		Financial assets	
2021	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	185.8	173.7	581.1	582.5
Between one and two years	551.4	521.1	30.0	30.4
Between two and three years	11.6	6.0	–	–
Between three and four years	449.8	445.6	–	–
	1,198.6	1,146.4	611.1	612.9

10. SOURCES OF FINANCE CONTINUED

ANALYSIS OF CHANGE IN FINANCING ACTIVITIES (INCLUSIVE OF LEASES)

The table below details changes arising from financing activities, including both cash and non-cash changes.

2023	Opening balance £m	Cash flow £m	Acquisition of subsidiaries £m	Foreign exchange £m	Interest and other £m	Closing balance £m
Borrowings (excluding lease liabilities) (note 11, 20 and 25)[1]	4,465.1	(48.9)	48.9	(98.7)	(3.3)	4,363.1
Derivatives (note 11, 17, 18 and 19)	52.3	(46.0)	–	(50.8)	13.6	(30.9)
Lease liabilities (note 12)[2]	2,210.6	(361.6)	1.9	(75.6)	379.2	2,154.5
Liabilities from financing activities	**6,728.0**	**(456.5)**	**50.8**	**(225.1)**	**389.5**	**6,486.7**
Cash and short-term deposits (note 11 and 25)	(2,491.5)	216.9	(22.5)	79.6	–	(2,217.5)
Bank overdrafts	505.7	(147.5)	–	–	–	358.2
	4,742.2	**(387.1)**	**28.3**	**(145.5)**	**389.5**	**4,627.4**

2022	Opening balance £m	Cash flow £m	Acquisition of subsidiaries £m	Foreign exchange £m	Interest and other £m	Closing balance £m
Borrowings (excluding lease liabilities) (note 11, 20 and 25)[1]	4,441.7	(220.6)	–	237.2	6.8	4,465.1
Derivatives (note 11, 17, 18 and 19)	50.6	–	–	6.4	(4.7)	52.3
Lease liabilities (note 12)[2]	2,041.8	(402.0)	0.1	145.8	424.9	2,210.6
Share repurchase commitments	211.7	(211.7)	–	–	–	–
Liabilities from financing activities	6,745.8	(834.3)	0.1	389.4	427.0	6,728.0
Cash and short-term deposits (note 11 and 25)	(3,882.9)	1,494.4	(38.8)	(64.2)	–	(2,491.5)
Bank overdrafts	342.3	163.4	–	–	–	505.7
	3,205.2	823.5	(38.7)	325.2	427.0	4,742.2

Notes

1 Borrowings includes: bonds and bank loans. The interest and other amounts within borrowings comprises amortisation of capitalised borrowing costs

2 Repayment of lease liabilities includes £102.9 million (2022: £92.4 million) of interest paid on lease liabilities recognised within net cash inflow from operating activities (note 11). Interest and other within lease liabilities comprises interest on leases as well as the lease liability additions and disposals as disclosed in note 12

11. ANALYSIS OF CASH FLOWS

The following tables analyse the items included within the main cash flow headings on page 180.

Net cash from operating activities:

	2023 £m	2022 £m	2021 £m
Profit for the year	**197.2**	775.4	720.7
Taxation	**149.1**	384.4	230.1
Revaluation and retranslation of financial instruments	**(6.8)**	(76.0)	87.8
Finance costs	**389.0**	359.4	283.6
Finance and investment income	**(127.3)**	(145.4)	(69.4)
(Earnings)/loss from associates – after interest and tax	**(70.2)**	60.4	(23.8)
Operating profit of continuing and discontinued operations	**531.0**	1,358.2	1,229.0
Adjustments for			
Non-cash share-based incentive plans (including share options)	**140.1**	122.0	99.6
Depreciation of property, plant and equipment	**165.1**	166.9	151.2
Depreciation of right-of-use assets	**256.8**	262.2	272.9
Impairment charges included within restructuring costs[1]	**184.6**	43.3	39.2
Goodwill impairment	**63.6**	37.9	1.8
Amortisation and impairment of acquired intangible assets	**727.9**	62.1	97.8
Amortisation of other intangible assets	**24.8**	21.9	19.9
Investment and other impairment charges/(reversals)	**17.8**	77.0	(42.4)
(Gains)/losses on disposal of investments and subsidiaries	**(7.1)**	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	**–**	(66.5)	–
Losses/(gains) on sale of property, plant and equipment	**0.4**	(6.4)	(1.3)
Operating cash flow before movements in working capital and provisions	**2,105.0**	2,114.9	1,878.3
Decrease/(increase) in trade receivables and accrued income	**231.8**	(498.6)	(458.9)
(Decrease)/increase in trade payables and deferred income	**(238.0)**	170.6	777.8
Decrease/(increase) in other receivables	**125.0**	(154.1)	(120.0)
(Decrease)/increase in other payables – short-term	**(563.5)**	(259.6)	547.0
Increase/(decrease) in other payables – long-term	**118.8**	(67.0)	(11.0)
Increase/(decrease) in provisions	**65.7**	(38.0)	(32.9)
Cash generated by operations	**1,844.8**	1,268.2	2,580.3
Corporation and overseas tax paid	**(395.3)**	(390.9)	(391.1)
Payment on early settlement of bonds	**–**	–	(13.0)
Interest paid on lease liabilities	**(102.9)**	(92.4)	(88.4)
Other interest and similar charges paid	**(274.5)**	(210.2)	(173.7)
Interest received	**115.8**	88.9	47.5
Investment income	**12.9**	24.5	17.8
Dividends from associates	**43.4**	37.6	53.4
Earnout payments recognised in operating activities[2]	**(6.0)**	(24.8)	(3.8)
Net cash inflow from operating activities	**1,238.2**	700.9	2,029.0

Notes
1 Impairment charges included within restructuring costs includes impairments for right-of-use assets, property, plant and equipment and other intangible assets
2 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities

Acquisitions and disposals:

	2023 £m	2022 £m	2021 £m
Initial cash consideration	**(227.0)**	(218.3)	(227.6)
Cash and cash equivalents acquired	**22.5**	38.8	(2.3)
Earnout payments recognised in investing activities[1]	**(52.5)**	(46.6)	(53.2)
Purchase of other investments (including associates)	**(9.8)**	(10.1)	(99.2)
Acquisitions	**(266.8)**	(236.2)	(382.3)
Proceeds on disposal of investments and subsidiaries[2]	**99.5**	50.1	51.9
Cash and cash equivalents disposed	**(0.7)**	(12.4)	(23.6)
Disposals of investments and subsidiaries	**98.8**	37.7	28.3
Cash consideration received from non-controlling interests	**46.1**	–	39.5
Cash consideration for purchase of non-controlling interests	**(16.4)**	(84.2)	(135.0)
Cash consideration for non-controlling interests	**29.7**	(84.2)	(95.5)
Net acquisition payments and disposal proceeds	**(138.3)**	(282.7)	(449.5)

Notes
1 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities
2 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates

Share repurchases and buybacks:

	2023 £m	2022 £m	2021 £m
Purchase of own shares by ESOP Trusts	**(53.9)**	(55.3)	(89.2)
Shares purchased into treasury for cancellation	**–**	(807.4)	(729.3)
Net cash outflow	**(53.9)**	(862.7)	(818.5)

Proceeds from issue of bonds:

	2023 £m	2022 £m	2021 £m
Proceeds from issue of €750 million bonds	**652.6**	–	–
Drawdown of revolving credit facility	**400.0**	–	–
Net cash inflow	**1,052.6**	–	–

Repayment of borrowings:

	2023 £m	2022 £m	2021 £m
Decrease in drawings on bank loans	**–**	(11.3)	(36.3)
Repayment of borrowing-related derivatives	**(46.0)**	–	–
Repayment of revolving credit facility	**(400.0)**	–	–
Net repayment of debt assumed on acquisition	**(48.9)**	–	–
Repayment of €750 million bonds	**(652.6)**	–	–
Repayment of $500 million bonds	**–**	–	(360.8)
Repayment of €250 million bonds	**–**	(209.3)	–
Net cash outflow	**(1,147.5)**	(220.6)	(397.1)

Cash and cash equivalents:

	2023 £m	2022 £m	2021 £m
Cash at bank and in hand	**2,036.8**	2,271.6	2,776.6
Short-term bank deposits	**180.7**	219.9	1,106.3
Overdrafts[1]	**(358.2)**	(505.7)	(342.3)
	1,859.3	1,985.8	3,540.6

Note
1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. LEASES

The movements in 2023 and 2022 were as follows:

Right-of-use assets	Land and buildings[1] £m	Plant and machinery £m	Total £m
1 January 2022	1,357.0	38.1	1,395.1
Additions	363.8	23.8	387.6
Transfers to net investment in subleases	(7.0)	–	(7.0)
Disposals	(42.2)	(0.8)	(43.0)
Depreciation of right-of-use assets	(245.3)	(16.9)	(262.2)
Impairment charges included within restructuring costs	(33.3)	(0.2)	(33.5)
Exchange adjustments	89.2	2.3	91.5
31 December 2022	1,482.2	46.3	1,528.5
Additions	255.0	49.6	304.6
Transfers to net investment in subleases	(4.6)	–	(4.6)
Disposals	(9.2)	(1.1)	(10.3)
Depreciation of right-of-use assets	(235.9)	(20.9)	(256.8)
Impairment charges included within restructuring costs	(128.8)	–	(128.8)
Exchange adjustments	(49.1)	(1.3)	(50.4)
31 December 2023	**1,309.6**	**72.6**	**1,382.2**

Note

1 For the year ended 31 December 2023, the Company has £20.8 million (2022: £18.5 million) of right-of-use assets that are classified as investment property

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2022	2,002.5	39.3	2,041.8
Additions	353.6	23.7	377.3
Interest expense related to lease liabilities	94.2	1.5	95.7
Disposals	(46.1)	(1.9)	(48.0)
Repayment of lease liabilities (including interest)	(385.6)	(16.4)	(402.0)
Exchange adjustments	143.6	2.2	145.8
31 December 2022	2,162.2	48.4	2,210.6
Additions	237.7	50.2	287.9
Interest expense related to lease liabilities	103.4	2.9	106.3
Disposals	(11.4)	(1.7)	(13.1)
Repayment of lease liabilities (including interest)	(340.0)	(21.6)	(361.6)
Exchange adjustments	(74.1)	(1.5)	(75.6)
31 December 2023	**2,077.8**	**76.7**	**2,154.5**

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2023 £m	2022 £m	2021 £m
Depreciation of right-of-use assets:			
Land and buildings	**(235.9)**	(245.3)	(254.7)
Plant and machinery	**(20.9)**	(16.9)	(18.2)
Impairment charges	**(128.8)**	(33.5)	(12.5)
Short-term lease expense	**(22.2)**	(20.2)	(18.0)
Low-value lease expense	**(2.8)**	(1.9)	(2.3)
Variable lease expense	**(45.5)**	(57.3)	(56.2)
Sublease income	**17.3**	18.6	17.3
Charge to operating profit	**(438.8)**	(356.5)	(344.6)
Interest expense related to lease liabilities	**(106.3)**	(95.7)	(90.9)
Charge to profit before taxation for leases	**(545.1)**	(452.2)	(435.5)

Variable lease payments primarily include real estate taxes and insurance costs.

The maturity of lease liabilities at 31 December 2023 and 2022 were as follows:

	2023 £m	2022 £m
Within one year	**405.9**	379.1
Between one and two years	**326.9**	337.7
Between two and three years	**282.1**	293.0
Between three and four years	**261.0**	252.3
Between four and five years	**231.1**	234.8
Over five years	**1,265.2**	1,328.5
	2,772.2	2,825.4
Effect of discounting	**(617.7)**	(614.8)
Lease liability at end of year	**2,154.5**	2,210.6
Short-term lease liability	**292.3**	282.4
Long-term lease liability	**1,862.2**	1,928.2

The total committed future cash flows for leases not yet commenced at 31 December 2023 is £280.0 million (2022: £440.0 million).

The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 24 for management of liquidity risk.

13. INTANGIBLE ASSETS

GOODWILL

The movements in 2023 and 2022 were as follows:

	£m
Cost	
1 January 2022	10,991.0
Additions[1]	262.6
Disposals	–
Exchange adjustments	891.0
31 December 2022	12,144.6
Additions[1]	319.1
Disposals	–
Exchange adjustments	(484.5)
31 December 2023	**11,979.2**

Accumulated impairment losses and write-downs	
1 January 2022	3,378.7
Impairment losses for the year	37.9
Exchange adjustments	274.6
31 December 2022	3,691.2
Impairment losses for the year	63.6
Exchange adjustments	(164.5)
31 December 2023	**3,590.3**

Net book value	
31 December 2023	**8,388.9**
31 December 2022	8,453.4
1 January 2022	7,612.3

Note

1 Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented

OTHER INTANGIBLE ASSETS

The movements in 2023 and 2022 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost				
1 January 2022[1]	1,067.3	921.4	288.1	2,276.8
Additions	–	–	14.9	14.9
Disposals and derecognition[1]	–	(33.8)	(59.2)	(93.0)
New acquisitions	–	46.5	1.2	47.7
Other movements[2]	–	9.3	0.8	10.1
Exchange adjustments[1]	98.7	129.8	34.7	263.2
31 December 2022[1]	1,166.0	1,073.2	280.5	2,519.7
Additions	–	–	40.0	40.0
Disposals and derecognition	–	(15.1)	(51.8)	(66.9)
Reclassifications	(665.4)	665.4	–	–
New acquisitions	–	138.5	2.9	141.4
Other movements[2]	–	–	17.0	17.0
Exchange adjustments	(28.4)	(47.5)	(9.4)	(85.3)
31 December 2023	**472.2**	**1,814.5**	**279.2**	**2,565.9**

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Amortisation and impairment				
1 January 2022[1]	56.8	648.0	212.5	917.3
Charge for the year	–	61.9	21.9	83.8
Impairment charges included within restructuring costs[3]	–	–	29.0	29.0
Disposals and derecognition[1]	–	(33.6)	(59.4)	(93.0)
Exchange adjustments[1]	5.8	108.2	16.7	130.7
31 December 2022[1]	62.6	784.5	220.7	1,067.8
Charge for the year	–	727.9	24.8	752.7
Other movements[2]	–	–	(0.7)	(0.7)
Disposals and derecognition	–	(15.1)	(51.5)	(66.6)
Exchange adjustments	(2.8)	(27.0)	(7.4)	(37.2)
31 December 2023	**59.8**	**1,470.3**	**185.9**	**1,716.0**
Net book value				
31 December 2023	**412.4**	**344.2**	**93.3**	**849.9**
31 December 2022	1,103.4	288.7	59.8	1,451.9
1 January 2022	1,010.5	273.4	75.6	1,359.5

Notes

1 The acquired intangibles balances within these line items have been re-presented to reflect the derecognition of previously fully amortised assets that had no future economic benefit in prior periods

2 Other movements in acquired intangibles include reclassifications of items previously recorded in trade and other receivables; and revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations

3 Refer to note 3 for further explanation in relation to the impairment charges included within restructuring costs

Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill		Brands with an indefinite useful life	
	2023 £m	2022 £m	**2023 £m**	2022 £m
GroupM	**3,254.9**	3,178.3	**–**	–
Wunderman Thompson	**1,165.0**	1,210.8	**–**	442.0
VMLY&R	**814.6**	776.0	**–**	207.6
Ogilvy	**809.3**	849.8	**213.2**	222.8
BCW	**618.8**	646.0	**112.7**	140.5
AKQA Group	**600.1**	628.7	**–**	–
FGS Global	**452.1**	451.8	**–**	–
Hill & Knowlton	**141.7**	145.7	**33.2**	34.8
Landor Group	**115.0**	106.5	**53.3**	55.7
Other	**417.4**	459.8	**–**	–
	8,388.9	8,453.4	**412.4**	1,103.4

13. INTANGIBLE ASSETS CONTINUED

Other goodwill represents goodwill on a large number of CGUs, none of which is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite useful life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the other brands with an indefinite useful life are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2023 include brand names of £134.6 million (2022: £142.3 million), customer-related intangibles of £108.2 million (2022: £120.3 million) and other assets (including proprietary tools) of £101.4 million (2022: £26.1 million).

AMORTISATION AND IMPAIRMENT

The total amortisation and impairment of acquired intangible assets of £727.9 million (2022: £61.9 million) includes a charge of £650.1 million (2022: £1.4 million) predominantly in regard to certain brands that no longer have any useful life. This includes accelerated amortisation charges of £430.8 million and £202.3 million for Wunderman Thompson and Y&R brands respectively, due to the creation of VML in the fourth quarter of 2023.

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. The goodwill impairment charge of £63.6 million (2022: £37.9 million) recognised during the year relates to businesses in the Group that have closed or where the impact of current macroeconomic conditions and trading circumstances indicate impairment to the carrying value. This year, £40.3 million of the impairment charge related to the Global Integrated Agencies segment and £23.3 million related to the Specialist Agencies segment.

IMPAIRMENT ASSESSMENT PROCESS

Under IFRS, an impairment charge is required for both goodwill and other indefinite life assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs of disposal and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

RECOVERABLE AMOUNT ASSESSMENT

Due to the significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2023 and/or 2024, nil growth rate thereafter (2022: nil) and a conservative pre-tax discount rate of 14.7% (2022: 15.5%). The pre-tax discount rate of 14.7% was above the rate calculated for the global networks of 13.7% (2022: 14.5%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 14.7% or 100 basis points above the regional discount rate was used in the first step.

The recoverable amount was then compared to the carrying amount, which includes goodwill, intangible assets and other assets. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.

In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU-specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2022: 2.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

The long-term growth rate is derived from management's best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 31 December 2023, we have assessed long-term industry trends based on recent historical data and assumed a long-term growth rate of 2.0% (2022: 2.0%). Management has made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.

DISCOUNT RATES

The discount rate uses the capital asset pricing model (CAPM) to derive the cost of equity along with an estimated cost of debt that is weighted by an appropriate capital structure to derive an indication of a weighted average cost of capital, which is then adjusted for relevant market and asset-specific risk where they are not already adjusted for within the underlying cash flow estimates. The cost of equity is calculated based on long-term government bond yield, an estimate of the required premium for investment in equity relative to government securities and further considers the volatility associated with peer public companies relative to the market. The cost of debt reflects an estimated market yield for long-term debt financing after taking into account the credit profile of public peer companies in the industry. The capital structure used to weight the cost of equity and cost of debt has been derived from the observed capital structure of public peer companies.

The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 13.7% (2022: 14.5%). We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 12.6% (2022: 14.0%) to 28.4% (2022: 22.6%).

DISCOUNTED CASH FLOW ASSESSMENT

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group's impairment testing are those relating to operating margins and discount rates. The key assumptions take account of the business's expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU's historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired.

Historically, the Group's impairment losses have resulted from a specific event, condition or circumstance in one or more of our companies, such as the impact of Covid-19 or the loss of a significant client. As a result, changes in the assumptions used in our impairment model have generally not had a significant effect on the impairment charges recognised. Following the £650.1 million amortisation charge recorded in the fourth quarter of 2023, described further above and in note 3, for certain brands that no longer have any useful life, as at 31 December 2023 there are no CGUs for which a reasonably possible change in key assumptions would lead to a significant impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount, if required.

14. PROPERTY, PLANT AND EQUIPMENT

The movements in 2023 and 2022 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost						
1 January 2022	43.2	61.4	1,075.0	149.5	391.8	1,720.9
Additions	13.8	0.1	75.8	32.1	86.6	208.4
New acquisitions	–	–	0.5	0.2	0.6	1.3
Disposals	(0.1)	(8.3)	(62.1)	(40.0)	(72.1)	(182.6)
Exchange adjustments	(16.9)	39.3	89.7	23.0	39.8	174.9
31 December 2022	40.0	92.5	1,178.9	164.8	446.7	1,922.9
Additions	3.5	3.3	88.3	17.1	65.0	177.2
New acquisitions	–	–	0.8	–	–	0.8
Disposals	–	–	(155.9)	(51.0)	(95.6)	(302.5)
Exchange adjustments	(31.6)	(61.5)	(51.0)	(11.5)	(26.3)	(181.9)
31 December 2023	**11.9**	**34.3**	**1,061.1**	**119.4**	**389.8**	**1,616.5**
Depreciation and impairment						
1 January 2022	–	2.7	469.6	71.9	280.3	824.5
Charge for the year	–	0.7	74.0	26.5	65.7	166.9
Impairment charges included within restructuring costs	–	–	9.1	0.6	0.1	9.8
Disposals	–	(1.7)	(63.5)	(36.7)	(71.1)	(173.0)
Exchange adjustments	–	0.3	43.2	17.5	33.0	94.0
31 December 2022	–	2.0	532.4	79.8	308.0	922.2
Charge for the year	–	1.0	70.5	24.9	68.7	165.1
Impairment charges included within restructuring costs	–	–	52.2	2.7	0.9	55.8
Disposals	–	(0.2)	(144.9)	(48.4)	(94.1)	(287.6)
Exchange adjustments	–	(0.2)	(29.0)	(14.2)	(24.1)	(67.5)
31 December 2023	**–**	**2.6**	**481.2**	**44.8**	**259.4**	**788.0**
Net book value						
31 December 2023	**11.9**	**31.7**	**579.9**	**74.6**	**130.4**	**828.5**
31 December 2022	40.0	90.5	646.5	85.0	138.7	1,000.7
1 January 2022	43.2	58.7	605.4	77.6	111.5	896.4

At 31 December 2023, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £38.4 million (2022: £128.2 million).

15. INTERESTS IN ASSOCIATES AND OTHER INVESTMENTS

The movements in 2023 and 2022 were as follows:

	Interests in associates £m	Other investments £m
1 January 2022	412.9	318.3
Additions	4.4	5.1
Loss from associates – after interest and tax	(60.4)	–
Share of other comprehensive income of associate undertakings	51.2	–
Dividends	(37.6)	–
Other movements	2.9	–
Exchange adjustments	17.1	–
Disposals	(9.6)	(16.0)
Reclassification from subsidiaries	(5.9)	–
Reclassification from associates to other investments	(22.5)	61.6
Revaluation of other investments through profit or loss	–	23.1
Revaluation of other investments through other comprehensive income	–	(22.3)
Amortisation of other intangible assets	(0.2)	–
Impairment charges	(47.2)	–
31 December 2022	305.1	369.8
Additions	39.4	2.5
Gain from associates – after interest and tax	25.1	–
Share of other comprehensive loss of associate undertakings	(0.9)	–
Dividends	(30.4)	–
Other movements	(12.5)	-
Exchange adjustments	(19.3)	-
Disposals	(5.4)	(10.4)
Reclassification to subsidiaries	–	–
Reclassification from associates to other investments	–	–
Revaluation of other investments through profit or loss	–	(26.2)
Revaluation of other investments through other comprehensive income	–	(3.0)
Amortisation of other intangible assets	–	–
Impairment charges	(14.6)	–
31 December 2023	**286.5**	**332.7**

Interests in joint ventures are immaterial and none of the Group's associates are individually material at 31 December 2023.

The investments included above as 'Other investments' represent investments in equity securities that present the Group with the opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices at the balance sheet date. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of information from outside sources at the balance sheet date.

The carrying values of the Group's associates are reviewed for impairment in accordance with the Group's accounting policies.

15. INTERESTS IN ASSOCIATES AND OTHER INVESTMENTS

CONTINUED

AGGREGATE INFORMATION OF ASSOCIATES THAT ARE NOT INDIVIDUALLY MATERIAL

The following table presents a summary of the aggregate financial performance of the Group's associate undertakings.

	2023 £m	2022 £m	2021 £m
Earnings/(loss) from associates – after interest and tax (note 4)	**70.2**	(60.4)	23.8
Share of other comprehensive (loss)/earnings of associate undertakings	**(0.9)**	51.2	13.5
Share of total comprehensive earnings/(loss) of associate undertakings	**69.3**	(9.2)	37.3

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

As at 31 December 2023, share of losses of £30.1 million (2022: £29.5 million) for the US and £137.9 million (2022: £33.8 million) for the Rest of World have not been recognised in relation to Kantar as the investment was previously reduced to zero.

As at 31 December 2021, the cumulative share of unrecognised losses in relation to Imagina, an associate in Spain with the investment carrying value reduced to zero, were £23.0 million. In 2022, the Group partially disposed of its investment in Imagina in Spain resulting in its reclassification from interests in associates to other investments (within the scope of IFRS 9) designated as fair value through other comprehensive income. Refer to note 25 for further details on financial instruments held at fair value though other comprehensive income.

At 31 December 2023, capital commitments contracted, but not provided for, in respect of interests in associates and other investments were £2.2 million (2022: £3.2 million).

16. DEFERRED TAX

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income Taxes. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models, where appropriate, to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

- The future earnings potential determined through the use of internal forecasts
- The cumulative losses in recent years
- The various jurisdictions in which the potential deferred tax assets arise
- The history of losses carried forward and other tax assets expiring
- The timing of future reversal of taxable temporary differences
- The expiry period associated with the deferred tax assets
- The nature of the income that can be used to realise the deferred tax asset

If it is probable that some portion of these assets will not be realised, no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2023 £m	Offset of balances arising from a single transaction[1] 2023 £m	Gross balances before offset within countries 2023 £m	Offset within countries 2023 £m	**As reported 2023 £m**
Deferred tax assets	684.9	(94.0)	590.9	(266.5)	**324.4**
Deferred tax liabilities	(539.0)	94.0	(445.0)	266.5	**(178.5)**
	145.9	–	145.9	–	**145.9**

	Gross 2022 £m	Offset of balances arising from a single transaction[1] 2022 £m	Gross balances before offset within countries 2022 £m	Offset within countries 2022 £m	As reported 2022 £m
Deferred tax assets	734.2	(145.4)	588.8	(266.7)	322.1
Deferred tax liabilities	(762.9)	145.4	(617.5)	266.7	(350.8)
	(28.7)	–	(28.7)	–	(28.7)

Note

1 The Group has applied Deferred tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). Transactions which give rise to the recognition of an asset and a liability on the Group's balance sheet, including leases for which the Group recognises a right-of-use asset and a lease liability, lead to taxable and deductible temporary differences in certain jurisdictions. The resulting deferred tax assets and deferred tax liabilities arising from these temporary differences have been offset and reported net on the Group's balance sheet

16. DEFERRED TAX CONTINUED

The following are the major gross deferred tax assets before offset within countries recognised by the Group and movements thereon in 2023 and 2022:

	Deferred compensation £m	Accounting provisions and accruals £m	Retirement benefit obligations £m	Plant and equipment £m	Property £m	Tax losses and credits £m	Share-based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2022	108.5	106.2	53.4	15.0	53.0	110.5	43.5	61.1	13.8	565.0
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	1.1	1.1
(Charge)/credit to income	(38.7)	3.3	(2.9)	(1.0)	(9.0)	5.0	1.3	21.2	(14.2)	(35.0)
Charge to other comprehensive income	–	–	(7.0)	–	–	–	–	–	–	(7.0)
Charge to equity	–	–	–	–	–	–	(15.5)	–	–	(15.5)
Exchange differences and other movements	4.5	10.6	4.5	33.9	9.7	7.0	3.0	2.3	4.7	80.2
31 December 2022	74.3	120.1	48.0	47.9	53.7	122.5	32.3	84.6	5.4	588.8
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	–
(Charge)/credit to income	(6.0)	13.8	2.8	(11.8)	(5.7)	(11.5)	3.7	38.7	1.8	25.8
Credit to other comprehensive income	–	–	1.5	–	–	–	–	–	–	1.5
Charge to equity	–	–	–	–	–	–	(0.3)	–	–	(0.3)
Exchange differences and other movements	(3.2)	(2.2)	(2.6)	(0.3)	8.4	(6.8)	(0.7)	(15.7)	(1.8)	(24.9)
31 December 2023	**65.1**	**131.7**	**49.7**	**35.8**	**56.4**	**104.2**	**35.0**	**107.6**	**5.4**	**590.9**

Other temporary differences comprise a number of items, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2023 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.

In addition the Group has recognised the following gross deferred tax liabilities before offset within countries and movements thereon in 2023 and 2022:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Plant and equipment £m	Other temporary differences £m	Total £m
1 January 2022	325.1	36.8	133.2	–	40.9	536.0
Acquisition of subsidiaries	15.1	–	–	–	–	15.1
(Credit)/charge to income	(12.4)	(3.5)	19.7	(14.2)	(10.5)	(20.9)
Charge to other comprehensive income	–	–	–	–	0.4	0.4
Exchange differences and other movements	24.8	3.2	20.5	37.2	1.2	86.9
31 December 2022	352.6	36.5	173.4	23.0	32.0	617.5
Acquisition of subsidiaries	35.0	–	–	–	–	35.0
(Credit)/charge to income	(173.7)	(15.6)	18.4	0.3	(1.7)	(172.3)
Credit to other comprehensive income	–	–	–	–	(0.2)	(0.2)
Exchange differences and other movements	(21.2)	(1.1)	(10.8)	(1.1)	(0.8)	(35.0)
31 December 2023	**192.7**	**19.8**	**181.0**	**22.2**	**29.3**	**445.0**

Other temporary differences comprise a number of items none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2023 the balance related to temporary differences in relation to unremitted earnings of subsidiaries and other temporary differences.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £10,321.0 million (2022: £7,667.4 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,399.4 million (2022: £2,259.7 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £7,921.6 million (2022: £5,407.7 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £92.0 million (2022: £60.3 million) that will expire within one to ten years, and £7,712.8 million (2022: £5,138.1 million) of losses that may be carried forward indefinitely. The increase in losses primarily arose in Luxembourg as a result of steps that were part of the Group's continuing structural simplification programme.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,355.1 million (2022: £1,346.1 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

17. TRADE AND OTHER RECEIVABLES

The following are included in trade and other receivables[1]:

	2023 £m	2022 £m
Amounts to be realised within one year		
Trade receivables (net of loss allowance)	**7,055.0**	7,403.9
Unbilled costs[2]	**273.6**	352.4
VAT and sales taxes recoverable	**370.7**	448.1
Prepayments	**239.0**	236.6
Fair value of derivatives	**1.6**	5.1
Other debtors[3]	**520.7**	585.3
	8,460.6	9,031.4

Notes

1 Accrued income was previously presented in Trade and other receivables

2 Previously named 'Work in progress'

3 This balance includes campus related enhancement prepayments and other individually not material items

The ageing of trade receivables and other financial assets by due date is as follows:

2023	Carrying amount at 31 December 2023 £m	Not past due £m	Days past due: 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Gross trade receivables	7,098.9	6,173.0	612.7	183.0	52.7	30.6	46.9
Expected credit losses	(43.9)	(1.4)	(1.1)	(0.9)	(2.6)	(10.3)	(27.6)
	7,055.0	6,171.6	611.6	182.1	50.1	20.3	19.3
Expected credit loss rate	0.6%	0.0%	0.2%	0.5%	4.9%	33.7%	58.8%
Gross accrued income	3,165.6	2,022.1	548.3	336.7	244.5	14.0	–
Expected credit losses	(15.0)	(0.3)	(0.5)	(1.3)	(12.8)	(0.1)	–
	3,150.6	2,021.8	547.8	335.4	231.7	13.9	–
Expected credit loss rate	0.5%	0.0%	0.1%	0.4%	5.2%	0.7%	n/a
Other financial assets	514.1	413.2	33.8	14.4	6.4	17.2	29.1
	10,719.7	**8,606.6**	**1,193.2**	**531.9**	**288.2**	**51.4**	**48.4**

2022	Carrying amount at 31 December 2022 £m	Not past due £m	Days past due: 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Gross trade receivables	7,475.4	6,386.5	706.4	247.1	66.8	23.5	45.1
Expected credit losses	(71.5)	(1.6)	(5.8)	(6.6)	(6.6)	(13.3)	(37.6)
	7,403.9	6,384.9	700.6	240.5	60.2	10.2	7.5
Expected credit loss rate	1.0%	0.0%	0.8%	2.7%	9.9%	56.6%	83.4%
Gross accrued income	3,485.6	2,027.0	603.8	450.5	376.8	27.5	–
Expected credit losses	(17.3)	(0.1)	(0.2)	(0.1)	(16.9)	–	–
Expected credit loss rate	0.5%	0.0%	0.0%	0.0%	4.5%	0.0%	n/a
Expected credit loss rate	3,468.3	2,026.9	603.6	450.4	359.9	27.5	–
Other financial assets	612.0	538.8	31.2	6.1	1.0	6.2	28.7
	11,484.2	8,950.6	1,335.4	697.0	421.1	43.9	36.2

Other financial assets are included in other debtors.

	2023 £m	2022 £m
Amounts to be realised after more than one year		
Prepayments	**2.0**	3.9
Fair value of derivatives	**32.3**	0.6
Other debtors	**174.9**	214.1
	209.2	218.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Other debtors falling due after more than one year at 31 December 2023 includes £13.7 million in relation to pension plans in surplus (2022: £15.4 million).

	2023 £m	2022 £m
Expected credit losses		
At beginning of year	**71.5**	70.5
New acquisitions	**0.6**	–
Charged to the income statement	**14.9**	29.1
Released to the income statement	**(22.2)**	(8.4)
Exchange adjustments	**(5.3)**	5.1
Utilisations and other movements	**(15.6)**	(24.8)
At end of year	**43.9**	71.5

The expected credit loss is equivalent to 0.6% (2022: 1.0%) of gross trade receivables.

Expected credit losses on unbilled costs, and other debtors were immaterial for the years presented.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

EXPECTED CREDIT LOSSES

Given the short-term nature of the Group's trade receivables, unbilled costs, and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment, and the level of credit insurance the Group has along with historical loss rates for each category of customers adjusted for forward-looking information. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

18. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in trade and other payables falling due within one year[1]:

	2023 £m	2022 £m
Trade payables	**10,825.7**	11,182.3
Payments due to vendors (earnout agreements)	**73.3**	62.0
Liabilities in respect of put option agreements with vendors	**13.6**	18.8
Fair value of derivatives	**1.8**	58.0
Other creditors and accruals[2]	**2,408.7**	2,914.8
	13,323.1	14,235.9

Note

1 Deferred income was previously presented in Trade and other payables

2 This balance includes staff costs, indirect taxes payable and other individually not material items

The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is £12.3 million (this is level 3 fair value that is derived using a discounted cash flow approach).

In all material respects, deferred income at 31 December 2022 was recognised as revenue during the year. Other than business-as-usual movements, and deferred income acquired on the acquisition of subsidiaries, there were no other significant changes in contract liability balances during the year.

19. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in trade and other payables falling due after more than one year:

	2023 £m	2022 £m
Payments due to vendors (earnout agreements)	**125.4**	98.1
Liabilities in respect of put option agreements with vendors	**90.0**	323.3
Fair value of derivatives	**1.2**	–
Other creditors and accruals	**66.2**	69.5
	282.8	490.9

The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is approximately £82.4 million (this is level 3 fair value that is derived using a discounted cash flow approach).

Liabilities in respect of put option agreements with vendors are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at amortised cost in accordance with IFRS 9. The cash flows of put options, which are discounted using the original effective interest rate, are dependent on future earnings and are remeasured each reporting period via the income statement.

The Group's approach to payments due to vendors (earnouts) is further described in note 25. The following table sets out payments due to vendors (earnouts), comprising contingent consideration and the Directors' best estimates of future earnout-related obligations:

	2023 £m	2022 £m
Within one year	**73.3**	62.0
Between one and two years	**54.1**	19.5
Between two and three years	**70.9**	27.6
Between three and four years	**0.4**	28.6
Between four and five years	**–**	22.4
	198.7	160.1

The following table is an analysis of future anticipated cash flows in relation to liabilities in respect of put option agreements with vendors at 31 December:

	2023 £m	2022 £m
Within one year	**13.6**	18.8
Between one and two years	**24.0**	5.2
Between two and three years	**38.6**	76.6
Between three and four years	**9.8**	99.2
Between four and five years	**6.2**	74.8
Over five years	**11.4**	67.5
	103.6	342.1

20. BANK OVERDRAFTS AND BONDS

Amounts falling due within one year:

	2023 £m	2022 £m
Bank overdrafts	**358.2**	505.7
Bonds	**588.1**	663.3
	946.3	1,169.0

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2023 £m	2022 £m
Bonds	**3,775.0**	3,801.8

The Group estimates that the fair value of bonds is £4,119.5 million at 31 December 2023 (2022: £4,049.1 million). The fair values of the bonds are based on quoted market prices and are within Level 1 of the fair value hierarchy.

The bonds and bank overdrafts included within liabilities fall due for repayment as follows:

	2023 £m	2022 £m
Within one year	**946.3**	1,169.0
Between one and two years	**432.9**	618.0
Between two and three years	**647.2**	441.5
Between three and four years	**648.0**	658.8
Between four and five years	**647.5**	661.1
Over five years	**1,399.4**	1,422.4
	4,721.3	4,970.8

21. PROVISIONS FOR LIABILITIES AND CHARGES

The movements in 2023 and 2022 were as follows:

	Employee benefits £m	Property £m	Other £m	Total £m
1 January 2022	140.3	70.6	57.6	268.5
Charged to the income statement	4.3	8.1	2.1	14.5
Acquisitions[1]	–	–	1.3	1.3
Utilised	(32.5)	(12.8)	(4.7)	(50.0)
Released to the income statement	–	(3.2)	(22.2)	(25.4)
Other movements	14.6	(4.8)	3.2	13.0
Exchange adjustments	16.4	4.9	1.4	22.7
31 December 2022	143.1	62.8	38.7	244.6
Charged to the income statement	3.1	64.2	24.9	92.2
Acquisitions[1]	–	–	0.6	0.6
Utilised	(21.8)	(18.7)	(0.7)	(41.2)
Released to the income statement	(2.3)	(4.0)	(8.5)	(14.8)
Other movements	38.1	(2.9)	(0.2)	35.0
Exchange adjustments	(7.4)	(2.7)	(1.8)	(11.9)
31 December 2023	**152.8**	**98.7**	**53.0**	**304.5**

Note

1 Acquisitions include £0.6 million (2022: £1.3 million) of provisions arising from fair value adjustments related to the acquisition of subsidiary undertakings as required by IFRS 3 Business Combinations

Employee benefits relate to statutory or contractual employee entitlements where there is uncertainty over the timing or amount of the settlement. The majority of this provision relates to various employee defined contribution and deferred compensation plans in the USA. It is anticipated that these costs will be incurred when employees choose to take their benefits or depart from the Company.

The property provision balance relates primarily to onerous property contracts and decommissioning where the Group has the obligation to make-good its leased properties. Where the Group has made a decision to exit a leased property, onerous property contract provisions do not include rent in accordance with IFRS 16 Leases, however, do include unavoidable costs related to the lease such as ongoing service charges. Utilisation of the recognised provisions is expected to be incurred in conjunction with the profile of the leases to which they relate.

Other provisions primarily relate to legal provisions as well as various items that do not fall within the Group's categories of provisions above. The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

CONTINGENT LIABILITIES

The Group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation, and for which tax audits can take several years to resolve. The Group has received a number of demands and assessments from different states in India that have been or will be appealed to the courts, none of which are individually material. However, as permitted by IAS 37, the provision of any further information within this disclosure is expected to seriously prejudice the Group's position in the dispute, given that appeals are ongoing. The Group believes that we will be successful in our appeals, however any appeal process is intrinsically uncertain.

22. SHARE-BASED PAYMENTS

Charges for share-based incentive plans were as follows:

	2023 £m	2022 £m	2021 £m
Share-based payments	**140.1**	122.0	99.6

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2023, there was £179.9 million (2022: £200.7 million) of total unrecognised compensation cost related to the Group's restricted stock plans.

RESTRICTED STOCK PLANS

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

EXECUTIVE PERFORMANCE SHARE PLAN (EPSP)

This scheme is intended to reward and incentivise the most senior executives of the Group. The performance period is three or five complete financial years, commencing with the financial year in which the award is granted. The vest date will usually be in the March following the end of the performance period. Vesting is conditional on continued employment throughout the vesting period.

The 2020, 2021, 2022 and 2023 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

PERFORMANCE SHARE AWARDS (PSA)

Conditional stock awards made under the PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

LEADERSHIP SHARE AWARDS

WPP Leadership Awards are conditional stock awards made to around 1,900 of our key executives. Awards vest three years after grant, provided the participant is still employed within the Group.

VALUATION METHODOLOGY

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed below including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

MARKET/NON-MARKET CONDITIONS

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. EPSP is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year-end, the relevant charge for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

22. SHARE-BASED PAYMENTS CONTINUED

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2023 number m	Granted number m	Forfeited number m	Vested number m	**Non-vested 31 December 2023 number m**
Executive Performance Share Plan (EPSP)	20.4	7.8	(1.4)	(3.9)	**22.9**
Performance Share Awards (PSA)	4.1	2.3	(0.5)	(0.4)	**5.5**
Leadership Share Awards	11.3	5.9	(1.0)	(3.8)	**12.4**
Weighted average fair value (pence per share)					
Executive Performance Share Plan (EPSP)	924p	919p	947p	752p	**950p**
Performance Share Awards (PSA)	952p	857p	939p	926p	**915p**
Leadership Share Awards	899p	654p	934p	673p	**848p**

	Non-vested 1 January 2022 number m	Granted number m	Forfeited number m	Vested number m	**Non-vested 31 December 2022 number m**
Executive Performance Share Plan (EPSP)	16.7	6.1	(2.2)	(0.2)	**20.4**
Performance Share Awards (PSA)	3.1	4.0	(0.2)	(2.8)	**4.1**
Leadership Share Awards	10.4	4.9	(1.2)	(2.8)	**11.3**
Weighted average fair value (pence per share)					
Executive Performance Share Plan (EPSP)	900p	1,025p	1,055p	613p	**924p**
Performance Share Awards (PSA)	604p	911p	798p	519p	**952p**
Leadership Share Awards	922p	787p	881p	795p	**899p**

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2023 was £81.6 million (2022: £65.4 million, 2021: £64.1 million).

SHARE OPTIONS

TERMS OF SHARE OPTION PLANS

In 2015, the Group introduced the Share Option Plan 2015 to replace both the 'all-employee' Worldwide Share Ownership Plan and the discretionary Executive Stock Option Plan. Two kinds of options over ordinary shares can be granted, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions.

The Worldwide Share Ownership Programme was open for participation to employees with at least two years' employment in the Group. It was not available to those participating in other share-based incentive programmes or to Executive Directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to Parent Company Executive Directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Shareholder Return) and EPS (Earnings Per Share) objectives, as well as continued employment. The terms of these stock options are such that if, after nine years and eight months, the performance conditions have not been met, the stock option will lapse automatically.

The Group grants stock options with a life of ten years, including the vesting period.

WPP WORLDWIDE SHARE OWNERSHIP PROGRAMME (WWOP)

As at 31 December 2023, unexercised options over ordinary shares of 650,825 and unexercised options over ADRs of 72,695 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
647,575	13.145	2017-2024
3,250	13.145	2018-2024

Number of ADRs under option	Exercise price per share (£)	Exercise dates
72,695	102.670	2017-2024

WPP SHARE OPTION PLAN 2015 (WSOP)

As at 31 December 2023, unexercised options over ordinary shares of 15,369,025 and unexercised options over ADRs of 1,772,400 have been granted under the WPP Share Option Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,524,700	7.064	2025-2032
1,806,625	7.344	2023-2030
9,500	7.344	2023-2027
849,350	8.372	2021-2028
7,000	8.372	2021-2025
125,125	8.684	2025-2029
2,682,975	8.684	2025-2032
1,466,100	9.600	2022-2029
8,875	9.600	2022-2026
2,237,900	11.065	2023-2030
1,040,350	13.085	2020-2027
7,625	13.085	2020-2024
4,000	15.150	2019-2025
739,850	15.150	2018-2025
859,050	17.055	2019-2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
409,115	44.120	2025-2032
198,380	48.950	2023-2030
318,125	52.600	2025-2032
120,995	53.140	2021-2028
169,790	62.590	2022-2029
255,510	73.780	2023-2030
117,650	88.260	2020-2027
100,960	105.490	2020-2026
81,875	115.940	2018-2025

22. SHARE-BASED PAYMENTS CONTINUED

The aggregate status of the WPP Share Option Plans during 2023 was as follows:

MOVEMENTS ON OPTIONS GRANTED (REPRESENTED IN ORDINARY SHARES)

	1 January 2023	Granted	Exercised	Forfeited	**Outstanding 31 December 2023**	Exercisable 31 December 2023
WPP	–	–	–	–	**–**	-
WWOP	1,639,025	–	–	(624,725)	**1,014,300**	-
WSOP	21,299,025	5,586,650	(85,900)	(2,568,750)	**24,231,025**	7,386,400
	22,938,050	5,586,650	(85,900)	(3,193,475)	**25,245,325**	7,386,400

	1 January 2022	Granted	Exercised	Forfeited	Outstanding 31 December 2022	Exercisable 31 December 2022
WPP	6,741	–	–	(6,741)	–	–
WWOP	2,049,299	–	(2,575)	(407,699)	1,639,025	–
WSOP	19,608,150	5,224,050	(123,125)	(3,410,050)	21,299,025	3,188,675
	21,664,190	5,224,050	(125,700)	(3,824,490)	22,938,050	3,188,675

WEIGHTED AVERAGE EXERCISE PRICE FOR OPTIONS OVER

	1 January 2023	Granted	Exercised	Forfeited	**Outstanding 31 December 2023**	Exercisable 31 December 2023
Ordinary shares (£)						
WPP	–	–	–	–	**–**	**–**
WWOP	13.224	–	–	13.432	**13.145**	**–**
WSOP	10.356	–	8.350	9.959	**9.652**	**–**
ADRs ($)						
WWOP	106.379	–	–	109.949	**102.670**	**–**
WSOP	67.910	–	48.950	66.181	**62.587**	44.120

	1 January 2022	Granted	Exercised	Forfeited	Outstanding 31 December 2022	Exercisable 31 December 2022
Ordinary shares (£)						
WPP	9.355	–	–	9.355	–	–
WWOP	12.923	–	8.458	11.565	13.224	–
WSOP	10.854	8.684	8.357	10.530	10.356	7.344
ADRs ($)						
WWOP	101.693	–	–	85.706	106.379	–
WSOP	72.228	52.600	53.270	71.674	67.910	48.950

22. SHARE-BASED PAYMENTS CONTINUED

OPTIONS OVER ORDINARY SHARES

Outstanding	Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
	7.344-17.055	10.455	70

OPTIONS OVER ADRs

Outstanding	Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
	44.120-115.940	64.166	80

As at 31 December 2023 there was £10.1 million (2022: £11.1 million) of total unrecognised compensation costs related to share options. The cost is expected to be recognised over a weighted average period of 19 months (2022: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

Outstanding	2023	2022	2021
Fair value of UK options (shares)	131.0p	177.0p	220.0p
Fair value of US options (ADRs)	$8.59	$11.48	$14.89
Weighted average assumptions			
UK risk-free interest rate	4.00%	2.92%	0.63%
US risk-free interest rate	4.53%	4.09%	1.16%
Expected life (months)	48	48	48
Expected volatility	33%	32%	34%
Dividend yield	5.6%	3.9%	3.4%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2023 was £8.41 (2022: £9.13, 2021: £9.64) and the average ADR price for the same period was $52.31 (2022: $56.80, 2021: $66.44). The average share price of the Group for year ended 31 December 2023 approximates the weighted average share price during the periods of exercise throughout the year.

Expected volatility is sourced from external market data and represents the historical volatility in the Company's share price over a period equivalent to the expected option life.

Expected life is based on a review of historical exercise behaviour in the context of the contractual terms of the options, as described in more detail on page 201.

23. EMPLOYEE BENEFIT OBLIGATIONS

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2023 £m	2022 £m	2021 £m
Defined contribution plans	**198.1**	191.3	162.8
Defined benefit plans charge to operating profit	**15.0**	13.5	14.9
Pension costs (note 5)	**213.1**	204.8	177.7
Net interest expense on pension plans (note 6)	**4.3**	2.2	1.8
	217.4	207.0	179.5

DEFINED BENEFIT PLANS

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2023.

The majority of plans provide final salary benefits, with plan benefits typically based either on mandatory plans under local legislation, termination indemnity benefits, or on the rules of WPP-sponsored supplementary plans. The implications of IFRIC 14 have been allowed for where relevant, in particular with regard to the asset ceiling/irrecoverable surplus.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2023 amounted to £19.8 million (2022: £24.0 million, 2021: £16.7 million). Employer contributions and benefit payments in 2024 are expected to be approximately £17.0 million.

23. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

(A) ASSETS AND LIABILITIES

At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2023 £m	**%**	2022 £m	%	2021 £m	%
Equities	**24.2**	**9.3**	26.7	6.2	31.8	5.8
Bonds	**170.2**	**65.7**	208.8	48.5	259.7	47.0
Insured annuities	**3.0**	**1.2**	149.2	34.7	222.5	40.3
Property	**1.3**	**0.5**	1.4	0.3	1.0	0.2
Cash	**18.3**	**7.1**	18.1	4.2	15.3	2.8
Other	**42.0**	**16.2**	26.3	6.1	21.8	3.9
Total fair value of assets	**259.0**	**100.0**	430.5	100.0	552.1	100.0
Present value of liabilities	**(381.2)**		(552.6)		(688.5)	
Deficit in the plans	**(122.2)**		(122.1)		(136.4)	
Irrecoverable surplus	**–**		–		(0.2)	
Net liability[1]	**(122.2)**		(122.1)		(136.6)	
Plans in surplus[2]	**13.7**		15.4		30.1	
Plans in deficit	**(135.9)**		(137.5)		(166.7)	

Notes

1 The related deferred tax asset is discussed in note 16

2 The net asset related to plans in surplus of £13.7 million for 31 December 2023 (2022: £15.4 million) is recorded in the consolidated balance sheet within other debtors. The corresponding figures for 31 December 2021 are recorded in provision for post-employment benefits

All plan assets have quoted prices in active markets with the exception of other assets.

Surplus/(deficit) in plans by region	**2023 £m**	2022 £m	2021 £m
UK	**0.7**	2.3	0.4
North America	**(29.7)**	(37.1)	(28.1)
Western Continental Europe	**(60.1)**	(52.6)	(74.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(33.1)**	(34.7)	(34.7)
Deficit in the plans	**(122.2)**	(122.1)	(136.4)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2023 Surplus/ (deficit) £m	**2023 Present value of liabilities £m**	2022 Surplus/ (deficit) £m	2022 Present value of liabilities £m	2021 Surplus/ (deficit) £m	2021 Present value of liabilities £m
Funded plans by region						
UK	**0.7**	**(9.2)**	2.3	(155.5)	0.4	(231.9)
North America	**7.4**	**(182.9)**	4.1	(208.5)	20.1	(237.9)
Western Continental Europe	**(34.1)**	**(70.6)**	(29.1)	(67.9)	(45.1)	(87.6)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(5.4)**	**(27.6)**	(4.1)	(25.4)	(6.4)	(25.7)
Deficit/ liabilities in the funded plans	**(31.4)**	**(290.3)**	(26.8)	(457.3)	(31.0)	(583.1)
Unfunded plans by region						
North America	**(37.1)**	**(37.1)**	(41.2)	(41.2)	(48.2)	(48.2)
Western Continental Europe	**(26.0)**	**(26.0)**	(23.5)	(23.5)	(28.9)	(28.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(27.7)**	**(27.8)**	(30.6)	(30.6)	(28.3)	(28.3)
Deficit/ liabilities in the unfunded plans	**(90.8)**	**(90.9)**	(95.3)	(95.3)	(105.4)	(105.4)
Deficit/ liabilities in the plans	**(122.2)**	**(381.2)**	(122.1)	(552.6)	(136.4)	(688.5)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

23. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

(B) ASSUMPTIONS

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2023 % pa	2022 % pa	2021 % pa	2020 % pa
UK				
Discount rate[1]	**4.7**	5.1	1.8	1.3
Rate of increase in pensions in payment	**2.5**	4.4	4.5	4.4
Inflation	**3.1**	3.0	3.2	2.8
North America				
Discount rate[1]	**4.9**	5.2	2.6	2.0
Rate of increase in salaries[2]	**n/a**	n/a	n/a	3.0
Western Continental Europe				
Discount rate[1]	**3.4**	4.1	1.2	0.9
Rate of increase in salaries	**2.5**	2.5	2.3	2.2
Rate of increase in pensions in payment	**2.0**	2.0	1.8	1.8
Inflation	**2.0**	2.0	1.7	1.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe				
Discount rate[1]	**6.5**	6.4	5.3	4.2
Rate of increase in salaries	**6.2**	5.7	5.6	5.2
Inflation	**3.4**	3.4	3.7	3.7

Notes

1 Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds

2 The salary assumptions are no longer applicable to the US as all plans were frozen. Active participants will not accrue additional benefits for future services under these plans

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. The Group is invested in high-quality corporate and government bonds which share similar risk characteristics and are of equivalent currency and term to the plan liabilities. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset-class risk. The investment strategy of the Group varies by country, albeit there was a general directive by the Group in recent years to de-risk the larger funded plans (mainly in the US and UK) and move towards a liability driven investment strategy.

Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

23. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

At 31 December 2023, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plan	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	21.8	22.0	23.4	21.1	20.3
Current pensioners (at age 65) – female	23.6	23.4	24.9	24.2	25.1
Future pensioners (current age 45) – male	23.5	23.4	25.4	23.4	20.3
Future pensioners (current age 45) – female	25.2	24.8	27.0	26.0	25.1

Note

1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The life expectancies after age 65 at 31 December 2022 were 22.3 years and 24.0 years for male and female current pensioners (at age 65) respectively, and 24.0 years and 25.7 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments for the next ten years. The duration corresponds to the weighted average length of the underlying cash flows.

	All plan	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	8.0	7.4	6.3	10.2	5.9
Expected benefit payments over the next ten years (£m)					
Within 12 months	30.2	18.5	0.7	6.0	5.0
In 2025	28.3	18.1	0.6	6.0	3.6
In 2026	29.2	17.8	0.6	6.2	4.6
In 2027	29.0	18.7	0.5	6.2	3.6
In 2028	27.6	15.7	0.5	7.0	4.4
In the next five years	144.4	83.7	1.6	33.2	25.9

Note

1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant so that interdependencies between the assumptions are excluded. The methodology applied is consistent with that used to determine the recognised defined benefit obligation. The sensitivity analysis for inflation is not shown as it is an underlying assumption to build the pension and salary increase assumptions. Changing the inflation assumption on its own without changing the salary or pension assumptions will not result in a significant change in pension liabilities.

Sensitivity analysis of significant actuarial assumptions	(Decrease)/increase in benefit obligation 2023 £m	2022 £m
Discount rate		
Increase by 25 basis points:		
UK	**(0.1)**	(3.6)
North America	**(3.8)**	(4.4)
Western Continental Europe	**(2.3)**	(2.0)
Other[1]	**(0.5)**	(0.5)
Decrease by 25 basis points:		
UK	**0.2**	3.8
North America	**3.9**	4.6
Western Continental Europe	**2.4**	2.1
Other[1]	**0.5**	0.6
Rate of increase in salaries		
Increase by 25 basis points:		
Western Continental Europe	**0.6**	0.5
Other[1]	**0.4**	0.5
Decrease by 25 basis points:		
Western Continental Europe	**(0.6)**	(0.5)
Other[1]	**(0.5)**	(0.5)
Rate of increase in pensions in payment		
Increase by 25 basis points:		
UK	**0.2**	0.7
Western Continental Europe	**1.2**	1.1
Decrease by 25 basis points:		
UK	**–**	(0.6)
Western Continental Europe	**(1.2)**	(1.0)
Life expectancy		
Increase in longevity by one additional year:		
UK	**0.7**	6.8
North America	**3.3**	4.2
Western Continental Europe	**3.0**	2.6

Note

1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

(C) PENSION EXPENSE

The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2023 £m	2022 £m	2021 £m
Service cost[1]	**12.2**	10.4	12.6
Administrative expenses	**2.8**	3.1	2.3
Charge to operating profit	**15.0**	13.5	14.9
Net interest expense on pension plans	**4.3**	2.2	1.8
Charge to profit before taxation for defined benefit plans	**19.3**	15.7	16.7

Note

1 Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments

The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2023 £m	2022 £m	2021 £m
Return on plan assets (excluding interest income)	**6.5**	(127.6)	(29.3)
Changes in demographic assumptions underlying the present value of the plan liabilities	**(0.5)**	0.6	(3.6)
Changes in financial assumptions underlying the present value of the plan liabilities	**(13.8)**	143.5	31.1
Experience (loss)/gain arising on the plan liabilities	**(1.3)**	(0.1)	15.7
Change in irrecoverable surplus	**–**	0.2	0.4
Actuarial (loss)/gain recognised in OCI	**(9.1)**	16.6	14.3

23. EMPLOYEE BENEFIT OBLIGATIONS CONTINUED

(D) MOVEMENT IN PLAN LIABILITIES

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2023 £m	2022 £m	2021 £m
Plan liabilities at beginning of year	**552.6**	688.5	772.7
Service cost[1]	**12.2**	10.4	12.6
Interest cost	**20.5**	15.5	12.0
Actuarial loss/(gain):			
Effect of changes in demographic assumptions	**0.5**	(0.6)	3.6
Effect of changes in financial assumptions	**13.8**	(143.5)	(31.1)
Effect of experience adjustments	**1.3**	0.1	(15.7)
Benefits paid	**(37.5)**	(52.0)	(59.5)
(Gain)/loss due to exchange rate movements	**(16.7)**	40.4	(6.1)
Settlement payments[2]	**(163.2)**	(8.7)	(0.3)
Other[3]	**(2.3)**	2.5	0.3
Plan liabilities at end of year	**381.2**	552.6	688.5

Notes

1 Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments

2 During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: The Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145.0 million, the fair value of plan assets equalled the underlying liabilities upon settlement such that there is no impact on 2023 net assets or the income statement

3 Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented

(E) MOVEMENT IN PLAN ASSETS

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2023 £m	2022 £m	2021 £m
Fair value of plan assets at beginning of year	**430.5**	552.1	616.6
Interest income on plan assets	**16.2**	13.3	10.2
Return on plan assets (excluding interest income)	**6.5**	(127.6)	(29.3)
Employer contributions	**19.8**	24.0	16.7
Benefits paid	**(37.5)**	(52.0)	(59.5)
(Loss)/gain due to exchange rate movements	**(12.4)**	31.5	(0.6)
Settlement payments[1]	**(163.2)**	(8.7)	(0.3)
Administrative expenses	**(2.8)**	(3.1)	(1.8)
Other[2]	**1.9**	1.0	0.1
Fair value of plan assets at end of year	**259.0**	430.5	552.1
Actual return/(loss) on plan assets	**22.7**	(114.3)	(19.1)

Notes

1 During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: The Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145.0 million, the fair value of plan assets equaled the underlying liabilities upon settlement such that there is no impact on 2023 net assets or the income statement

2 Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented

24. RISK MANAGEMENT POLICIES

FOREIGN CURRENCY RISK

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does partially hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps, forward foreign exchange contracts and non-deliverable forward contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or "functional") currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pounds sterling and euros. The Group's borrowings (including cross currency swaps) at 31 December 2023 were primarily made up of $1,874 million, £1,094 million and €2,100 million (2022: $1,667 million, £1,094 million and €2,350 million). The Group's average gross debt during the course of 2023 was $2,511 million, £1,173 million and €2,321 million (2022: $1,667 million, £1,094 million and €2,404 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

INTEREST RATE RISK

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and, similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 100% of the year-end US dollar debt is at fixed rates averaging 4.62% for an average period of 66 months; 100% of the sterling debt is at a fixed rate of 2.97% for an average period of 130 months; and 100% of the euro debt is at fixed rates averaging 2.12% for an average period of 48 months.

GOING CONCERN AND LIQUIDITY RISK

In considering going concern and liquidity risk, the Directors have reviewed the Group's future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2023 and a number of mitigating cost actions that are available to the Company. Considering the Group's liquidity headroom and cost mitigation actions which could be implemented, the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass-through cost declines up to 31% compared with the year ended 31 December 2023. The likelihood of such a decline is considered remote as compared to Company expectations and external benchmarks. The modelling in this extreme scenario includes cost mitigations of 70% of the decline in revenue less pass-through costs and the suspension of the share buyback programme and dividend. Further measures that were not included in the modelling, should the Company face such an extreme scenario, include the reduction of capital expenditure and acquisitions. Based on the outcome of the above assessments, the Directors have concluded that it is reasonable to expect that the Group will be able to operate within its current facilities for the period of assessment and are therefore comfortable that the Company will be a going concern for at least 12 months from the date of signing the Group's consolidated financial statements. As such, it is appropriate to prepare the financial statements of the Group on a going concern basis.

24. RISK MANAGEMENT POLICIES CONTINUED

At 31 December 2023, the Group has access to £6.4 billion of committed facilities with maturity dates spread over the years 2024 to 2046 as illustrated below:

		2024 £m	2025 £m	2026 £m	2027 £m	2028+ £m
£ bonds £400m (2.875% 2046)	**400.0**					400.0
US bond $220m (5.625% 2043)	**172.7**					172.7
US bond $93m (5.125% 2042)	**72.9**					72.9
£ bonds £250m (3.75% 2032)	**250.0**					250.0
Eurobonds €600m (1.625% 2030)	**520.2**					520.2
Eurobonds €750m (4.125% 2028)	**650.2**					650.2
Eurobonds €750m (2.375% 2027)	**650.2**				650.2	
Eurobonds €750m (2.25% 2026)	**650.2**			650.2		
Bank revolver ($2,500m 2026)	**1,963.7**			1,963.7		
Eurobonds €500m (1.375% 2025)	**433.5**		433.5			
US bond $750m (3.75% 2024)	**589.1**	589.1				
Total committed facilities available	**6,352.7**	**589.1**	**433.5**	**2,613.9**	**650.2**	**2,066.0**
Drawn down facilities at 31 December 2023	**4,389.0**	589.1	433.5	650.2	650.2	2,066.0
Undrawn committed credit facilities	**1,963.7**					
Drawn down facilities at 31 December 2023	**4,389.0**					
Net cash at 31 December 2023	**(1,859.3)**					
Other adjustments	**(25.9)**					
Adjusted net debt at 31 December 2023	**2,503.8**					

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

TREASURY ACTIVITIES

Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average adjusted net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 26 and 27.

CREDIT RISK

The Group's principal financial assets are cash and short-term deposits, trade and other receivables and other investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of expected credit losses, estimated by the Group's management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group's debtors, but no single client represents more than 6% of total trade receivables as at 31 December 2023 or 31 December 2022.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high-rated (AAA) funds, banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

EFFECTS OF HEDGE ACCOUNTING ON THE FINANCIAL POSITION AND PERFORMANCE

The effects of the hedging instruments on the Group's financial position and performance are as follows:

	2023	2022
(i) Cash flow hedges of foreign currency risk[1]		
Carrying amount of derivative hedging instruments[2]	**(£16.5m)**	(£6.6m)
Notional amount of hedged items	**€1,250.0m**	€1,000.0m
Notional amount of hedging instruments	**€1,250.0m**	€1,000.0m
Maturity date	**2025-2028**	2023-2025
Hedge ratio	**1:1**	1:1
Change in value of hedged item used to determine hedge effectiveness for outstanding hedging instruments	**(£32.4m)**	£38.5m
Change in value of hedging instrument used to determine hedge effectiveness for outstanding hedging instruments	**£29.6m**	(£41.4m)
Hedge ineffectiveness (revaluation and retranslation of financial instruments)	**£2.7m**	£2.9m
Weighted average hedged rate for outstanding hedging instruments	**4.4%**	3.2%
(ii) Net investment hedges of foreign currency risk		
Carrying amount of derivative hedging instruments[2]	**£48.2m**	(£46.9m)
Carrying amount of non-derivative hedging instruments (bonds and bank loans)	**(£835.0m)**	(£879.5m)
Notional amount of hedging instruments	**$1,873.9m**	$1,666.8m
Notional amount of hedged net assets	**$1,873.9m**	$1,666.8m
Hedge ratio	**1:1**	1:1
Change in value of hedged item used to determine hedge effectiveness	**£108.2m**	(£141.5m)
Change in value of hedging instrument used to determine effectiveness	**(£110.1m)**	£141.5m
Hedge ineffectiveness (revaluation and retranslation of financial instruments)	**£1.9m**	–
Weighted average hedged rate for the year (USD/GBP)	**1.2731**	1.2083

Notes

1 Relates to cross currency swaps designated as cash flow hedges

2 This amount is presented in trade and other receivables, and trade and other payables. The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the carrying amounts are grossed up by hedge type, whereas they are presented at an instrument level in the balance sheet

24. RISK MANAGEMENT POLICIES CONTINUED

SENSITIVITY ANALYSIS

The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group's financial instruments. The analysis assumes that all hedges are highly effective.

CURRENCY RISK

A 10% weakening of sterling against the Group's major currencies would result in the following impacts on the income statement and equity, which would arise on the retranslation of foreign currency-denominated monetary items. A 10% strengthening of sterling would have an equal and opposite effect.

	Impact on income statement		Impact on equity	
	2023 £m	2022 £m	**2023 £m**	2022 £m
US dollar	**(41.0)**	(179.6)	**(18.0)**	34.6
Euro	**(185.8)**	78.9	**–**	(11.3)

INTEREST RATE RISK

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2023 would increase profit before tax by approximately £18.6 million (2022: £19.9 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group's variable rate cash and borrowings. Note that in practice, the Group has a cyclical cash profile throughout the year.

25. FINANCIAL INSTRUMENTS

CURRENCY DERIVATIVES

The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group's investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets. The Group designates foreign currency-denominated debt as hedging instruments against the exposure to movements in the spot translation rates associated with the translation of its foreign operations.

The Group also designates certain cross currency swaps as hedging instruments in cash flow hedges to manage its exposure to foreign exchange risk and interest rate risk on its borrowings. During the year, the Group entered into cross currency swap contracts due in May 2028 with receipts of €750.0 million and payments of $810.9 million. In November 2023, the Group's contracts for receipts of €500.0 million and payments of $604.2 million matured. Contracts due in March 2025 have receipts of €500.0 million and payments of £444.1 million.

In March 2023, the Group designated £80.6 million of non-deliverable forward foreign exchange contracts as hedging instruments in cash flow hedges to manage its exposure to foreign exchange risk on highly probable forecast foreign currency transactions (primarily INR and USD). The contracts have maturity dates between 2024 and 2028.

Critical terms of hedging instruments and hedged items are transacted to match on a 1:1 ratio by notional values. Hedge ineffectiveness can nonetheless arise from inherent differences between derivatives and non-derivative instruments and other market factors including credit, correlations, supply and demand, and market volatilities. In addition, hedge ineffectiveness can arise as a result of the currency basis being included in the hedge designation. Hedge accounting is discontinued when a hedging relationship no longer qualifies for hedge accounting.

At 31 December 2023, the fair value of the Group's currency derivatives in designated hedging relationships is estimated to be a net asset of approximately £31.7 million (2022: net liability of £52.7 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £31.7 million (2022: £0.6 million) assets included in trade and other receivables and nil (2022: £53.3 million) liabilities included in trade and other payables. The fair value of currency derivatives is based on the present value of contractual cash flows using foreign currency and interest rate forward market curves at the balance sheet date. The amounts taken to and deferred in equity during the year for currency derivatives that are designated as hedges and considered effective was a credit of £108.2 million (2022: debit of £141.5 million) for net investment hedges.

For cash flow hedge arrangements, amounts of a debit of £43.3 million (2022: credit of £38.5 million) representing the effective portion of the gain or loss on the hedging instrument were taken to equity, and £44.2 million was reclassified to profit or loss in the same period when the related foreign exchange impact on the associated hedged item affected profit or loss. During the year the hedges of the €750.0 million Eurobond were discontinued as the hedging item and hedging instrument matured which resulted in a debit of £11.8 million taken to equity and recycled to profit and loss.

Changes in the fair value relating to the ineffective portion of the currency derivatives that are designated hedges amounted to £5.0 million (2022: £2.7 million) which is included within revaluation and retranslation of financial instruments in the income statement. At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £955.2 million (2022: £1,004.8 million). The Group estimates the fair value of these contracts to be a net liability of £0.8 million (2022: net asset of £0.4 million).

As at 31 December 2023, the Group had designated its $93.0 million bond, $750.0 million bond, $220.0 million bond, and $810.9 million leg of its cross currency swap, as the hedging instruments in a net investment hedge relationship. The Group has designated the €500.0 million leg of its March 2025 cross currency swap and €750.0 million of its May 2028 cross currency swap as hedging instruments in cash flow hedges. £80.6 million of non-deliverable forward foreign exchange contracts has also been designated as the hedging instrument in a cash flow hedge. Possible sources of ineffectiveness include any impairments to the Group's net investment in US dollars. The hedges are documented and are assessed for effectiveness on an ongoing basis. All hedge relationships were effective during the year.

These arrangements are designed to address significant foreign exchange exposure and are renewed on a revolving basis as required.

25. FINANCIAL INSTRUMENTS CONTINUED

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
2023					
Other investments	–	257.2	75.5	–	332.7
Cash and short-term deposits	–	180.7	–	2,036.8	2,217.5
Bank overdrafts and bonds: amounts falling due within one year	–	–	–	(946.3)	(946.3)
Bonds: amounts falling due after more than one year	–	–	–	(3,775.0)	(3,775.0)
Trade and other receivables: amounts falling due within one year	–	–	–	10,601.4	10,601.4
Trade and other receivables: amounts falling due after more than one year	–	–	–	118.3	118.3
Trade and other payables: amounts falling due within one year	–	–	–	(10,917.4)	(10,917.4)
Trade and other payables: amounts falling due after more than one year	–	–	–	(1.5)	(1.5)
Derivative assets	31.7	2.2	–	–	33.9
Derivative liabilities	–	(3.0)	–	–	(3.0)
Payments due to vendors (earnout agreements)	–	(198.7)	–	–	(198.7)
Liabilities in respect of put options	–	–	–	(103.6)	(103.6)
	31.7	**238.4**	**75.5**	**(2,987.3)**	**(2,641.7)**

	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
2022					
Other investments	–	255.7	114.1	–	369.8
Cash and short-term deposits[1]	–	219.9	–	2,271.6	2,491.5
Bank overdrafts and bonds: amounts falling due within one year	–	–	–	(1,169.0)	(1,169.0)
Bonds: amounts falling due after more than one year	–	–	–	(3,801.8)	(3,801.8)
Trade and other receivables: amounts falling due within one year	–	–	–	11,338.0	11,338.0
Trade and other receivables: amounts falling due after more than one year	–	–	–	146.2	146.2
Trade and other payables: amounts falling due within one year	–	–	–	(11,283.0)	(11,283.0)
Trade and other payables: amounts falling due after more than one year	–	–	–	(0.9)	(0.9)
Derivative assets	0.6	5.1	–	–	5.7
Derivative liabilities	(53.3)	(4.7)	–	–	(58.0)
Payments due to vendors (earnout agreements)	–	(160.1)	–	–	(160.1)
Liabilities in respect of put options[2]	–	–	–	(342.1)	(342.1)
	(52.7)	315.9	114.1	(2,841.0)	(2,463.7)

Notes

1 Certain money market funds included within cash and short-term deposits for the year ended 31 December 2022 have been re-presented given they are measured at held at fair value through profit or loss in accordance with IFRS 9. Prior year balances were presented as amortised cost

2 Liabilities in respect of put option balances for the year ended 31 December 2022 have been re-presented given they are measured at amortised cost in accordance with IFRS 9. Prior year balances were presented as held at fair value through profit or loss

25. FINANCIAL INSTRUMENTS CONTINUED

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2023	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivatives in designated hedge relationships				
Derivative assets	–	31.7	–	31.7
Derivative liabilities	–	–	–	–
Held at fair value through profit or loss				
Other investments	0.6	–	256.6	257.2
Derivative assets	–	2.2	–	2.2
Derivative liabilities	–	(3.0)	–	(3.0)
Payments due to vendors (earnout agreements)	–	–	(198.7)	(198.7)
Held at fair value through other comprehensive income				
Other investments	7.4	–	68.1	75.5

2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivatives in designated hedge relationships				
Derivative assets	–	0.6	–	0.6
Derivative liabilities	–	(53.3)	–	(53.3)
Held at fair value through profit or loss				
Other investments	0.4	–	255.3	255.7
Derivative assets	–	5.1	–	5.1
Derivative liabilities	–	(4.7)	–	(4.7)
Payments due to vendors (earnout agreements)	–	–	(160.1)	(160.1)
Held at fair value through other comprehensive income				
Other investments	10.9	–	103.2	114.1

There have been no transfers between these levels in the years presented.

Reconciliation of level 3 fair value measurements:

	Payments due to vendors (earnout agreements) £m	Other investments £m
1 January 2022	(196.7)	290.0
Gains recognised in the income statement	26.2	23.1
Losses recognised in other comprehensive income	–	(5.3)
Exchange adjustments	(14.3)	–
Additions	(46.7)	66.7
Disposals	–	(16.0)
Cancellations	–	–
Settlements	71.4	–
31 December 2022	(160.1)	358.5
Gains/(losses) recognised in the income statement	50.8	(26.7)
Gains recognised in other comprehensive income	–	0.7
Exchange adjustments	1.8	–
Additions	(149.7)	2.6
Disposals	–	(10.4)
Settlements	58.5	–
31 December 2023	**(198.7)**	**324.7**

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.

25. FINANCIAL INSTRUMENTS CONTINUED

PAYMENTS DUE TO VENDORS (EARNOUT AGREEMENTS) AND LIABILITIES IN RESPECT OF PUT OPTIONS

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at amortised cost in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

As of 31 December 2023, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements ranges from nil to £326 million (2022: nil to £226 million) and nil to £753 million (2022: nil to £695 million), respectively. The increase in the maximum potential undiscounted amount of future payments for all earnout agreements is due to current year acquisitions, which is partially offset by earnout arrangements that have been completed and paid.

At 31 December 2023, the weighted average growth rate in estimating future financial performance was 14.6% (2022: 12.4%). The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2023 was 7.0% (2022: 7.6%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £1.4 million (2022: £9.1 million) and £5.5 million (2022: £6.9 million), respectively.

A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £2.5 million (2022: £7.3 million) and £2.5 million (2022: £7.4 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

OTHER INVESTMENTS

The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, discounted cash flows and the share of fund net asset value. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

During 2022, Imagina stepped down from interests in associates to other investments and this investment was designated as fair value through other comprehensive income. There were no step downs to other investments which occurred in 2023.

26. AUTHORISED AND ISSUED SHARE CAPITAL

	Equity ordinary shares	Nominal value £m
Authorised		
1 January 2022	1,750,000,000	175.0
31 December 2022	1,750,000,000	175.0
31 December 2023	**1,750,000,000**	**175.0**
Issued and fully paid		
1 January 2022	1,224,459,550	122.4
Exercise of share options	125,700	–
Share cancellations	(83,157,954)	(8.3)
At 31 December 2022	1,141,427,296	114.1
Exercise of share options	85,900	–
Share cancellations	–	–
At 31 December 2023	**1,141,513,196**	**114.1**

COMPANY'S OWN SHARES

The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 139 to 168.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2023 was 490,646 (2022: 1,211,974) and £3.7 million (2022: £9.9 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2023 was 66,675,497 (2022: 70,489,953) and £502.1 million (2022: £578.2 million) respectively.

27. OTHER RESERVES

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2022	13.6	(576.7)	–	227.2	(335.9)
Foreign exchange differences on translation of foreign operations	–	–	–	409.0	409.0
Loss on net investment hedges	–	–	–	(141.5)	(141.5)
Cash flow hedges:					
Fair value gain arising on hedging instruments	–	–	38.5	–	38.5
Less: loss reclassified to profit or loss	–	–	(38.5)	–	(38.5)
Share of other comprehensive income of associate undertakings	–	–	–	31.9	31.9
Share cancellations	8.3	–	–	–	8.3
Recognition/derecognition of liabilities in respect of put options	–	101.7	–	–	101.7
Share purchases – close period commitments	–	211.7	–	–	211.7
Balance at 31 December 2022	21.9	(263.3)	–	526.6	285.2
Foreign exchange differences on translation of foreign operations	–	–	–	(404.0)	(404.0)
Gain on net investment hedges	–	–	–	108.2	108.2
Cash flow hedges:					
Fair value loss arising on hedging instruments	–	–	(43.3)	–	(43.3)
Less: gain reclassified to profit or loss	–	–	44.2	–	44.2
Share of other comprehensive loss of associate undertakings	–	–	–	(0.9)	(0.9)
Share cancellations	–	–	–	–	–
Recognition/derecognition of liabilities in respect of put options	–	197.2	–	–	197.2
Share purchases – close period commitments	–	–	–	–	–
Balance at 31 December 2023	**21.9**	**(66.1)**	**0.9**	**229.9**	**186.6**

The capital redemption reserve relates entirely to share cancellations.

The equity reserve primarily relates to the recognition/derecognition of liabilities in respect of put option agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2023, the Company sold a portion of its ownership of FGS to KKR. As part of this transaction the previous put option granted to management shareholders was derecognised. During 2021, the Company entered into an agreement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was also recognised as a movement in the equity reserve in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges less amounts reclassified to profit or loss.

The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation.

The translation reserve comprises:

	2023 £m	2022 £m
Balance relating to continuing net investment hedges	**(53.1)**	(143.8)
Balance relating to discontinued net investment hedges	**(67.5)**	(85.0)
Balance relating to foreign exchange differences on translation of foreign operations	**350.5**	755.4
	229.9	526.6

28. ACQUISITIONS

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3.

The Group acquired a number of subsidiaries in the year. Details of the purchase consideration, the assets and liabilities recognised as a result of the acquisition and the goodwill recognised has been outlined in the table below.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.9	138.5	141.4
Right-of-use assets	2.4	–	2.4
Property, plant and equipment	0.8	–	0.8
Cash and cash equivalents	22.5	–	22.5
Trade receivables due within one year	12.6	–	12.6
Other current assets	4.9	–	4.9
Total assets	**46.1**	**138.5**	**184.6**
Short-term loans	(48.9)	–	(48.9)
Other current liabilities	(37.1)	–	(37.1)
Trade and other payables due after one year	(0.6)	(3.0)	(3.6)
Deferred tax liabilities	1.5	(35.0)	(33.5)
Long-term lease liabilities	(1.9)	–	(1.9)
Provisions	(0.4)	(0.2)	(0.6)
Total liabilities	**(87.4)**	**(38.2)**	**(125.6)**
Net assets	**(41.3)**	**100.3**	**59.0**
Non-controlling interests			(1.7)
Goodwill			297.8
Consideration			355.1
Consideration satisfied by:			
Cash			227.4
Payments due to vendors			127.7

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £61.9 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. There were no newly acquired subsidiaries with non-controlling interests that are individually material to the Group.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2023 and the date the financial statements have been authorised for issue.

29. RELATED PARTY TRANSACTIONS

The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property-related items.

In the year ended 31 December 2023, revenue of £233.0 million (2022: £159.7 million[1]) was reported in relation to Compas, an associate in the USA, and revenue of £20.9 million (2022: £42.7 million) was reported in relation to Kantar. All other transactions in the years presented were immaterial.

The following amounts were outstanding at 31 December:

	2023 £m	2022 £m
Amounts owed by related parties		
Kantar	**17.5**	26.1
Other	**56.0**	62.4
	73.5	88.5
Amounts owed to related parties		
Kantar	**(4.7)**	(10.5)
Other	**(70.4)**	(65.2)
	(75.1)	(75.7)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2023 or 2022.

Note

1 Revenue in relation to Compas for the period ended 31 December 2022 was restated from £88.3 million to £159.7 million

30. EVENTS AFTER THE REPORTING PERIOD

On 20 February 2024, the Group refinanced its five-year Revolving Credit Facility of $2.5 billion maturing March 2026. The new $2.5 billion facility runs for five years with two one-year extension options maturing February 2029 (excluding options) and with no financial covenants.

On 12 March 2024, the Group refinanced its $750 million of 3.75% bonds due September 2024 and €500 million of 1.375% bonds due March 2025 as planned, issuing two bonds, €600 million of 3.625% bonds due September 2029 and €650 million of 4.0% bonds due September 2033.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF WPP PLC

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS

1. OPINION

In our opinion the financial statements of WPP plc and its subsidiaries (the 'group'):

- give a true and fair view of the state of the group's affairs as at 31 December 2023 and of the group's profit for the year then ended;
- have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB); and
- have been properly prepared in accordance with Companies (Jersey) Law, 1991

We have audited the financial statements which comprise:

- the accounting policies;
- the consolidated income statement;
- the consolidated statement of comprehensive income;
- the consolidated cash flow statement;
- the consolidated balance sheet;
- the consolidated statement of changes in equity; and
- the related notes 1 to 30 of the consolidated financial statements

The financial reporting framework that has been applied in their preparation is applicable law and IFRSs as issued by the IASB.

2. BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the group for the year are disclosed in note 3 to the financial statements. We confirm that we have not provided any non-audit services prohibited by the FRC's Ethical Standard to the group.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3. SUMMARY OF OUR AUDIT APPROACH

Key audit matter	The key audit matter we identified in the current year was valuation of goodwill, consistent with the 2022 audit.
Materiality	Group materiality has been determined as £65m (2022: £60m). Our selected materiality represents 5.4% of pre-tax profit, normalised for property-related restructuring costs and accelerated amortisation of acquired intangible assets arising from the VML merger (see note 3).
Scoping	We identified 46 in scope operating units, only one of which is considered individually financially significant. We performed audit procedures over 69% of the group's consolidated revenue (2022: 68%), 81% of the group's total assets (2022: 80%) and 79% of the group's total liabilities (2022: 74%). Procedures were performed either by a component auditor at an operating unit level under the direction and supervision of the group auditor, or performed centrally by the group auditor.
Significant changes in our approach	*Change in materiality basis* We have determined group materiality on the basis of pre-tax profit normalised for property-related restructuring costs and accelerated amortisation of acquired intangible assets arising from the VML merger, also considering Headline EBITDA as a relevant metric. In 2022, we determined materiality based on pre-tax profit, considering Headline EBITDA and revenue as relevant metrics. *Identification of financially significant component* Following internal group reorganisation during the year, we assessed that one component, representing 13% of group consolidated revenues was individually financially significant (2022: 0).

4. CONCLUSIONS RELATING TO GOING CONCERN

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the group's ability to continue to adopt the going concern basis of accounting included:

- testing controls over management's going concern model, including the review of the inputs and assumptions used in the model;
- identifying the key assumptions, including those relating to the current macroeconomic uncertainty, and evaluating the appropriateness of these assumptions and their consistency with management's presentations to the Board and Audit Committee;
- comparing the forecasts within the going concern model to recent historical financial information;
- testing the mechanical accuracy of the going concern model;
- testing the covenant compliance calculation and headroom thereof at the balance sheet date, both under the group's forecasts and in severe downside scenarios, notwithstanding the subsequent refinancing of the Group's Revolving Credit Facility in February 2024, which removed financial covenants;
- confirming the existence and availability of financing facilities;
- evaluating the appropriateness of management's sensitivity analysis modelled under their most severe scenario, including an evaluation of the mitigating actions available to management; and
- evaluating the disclosures on going concern

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In relation to the reporting on how the group has applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

5. KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

5.1. VALUATION OF GOODWILL (REFER TO THE ACCOUNTING POLICIES AND NOTE 13 (INTANGIBLE ASSETS) TO THE FINANCIAL STATEMENTS, AND THE AUDIT COMMITTEE REPORT)

Key audit matter description	How the scope of our audit responded to the key audit matter	Key observations
VALUATION OF GOODWILL **(Refer to the Accounting Policies and Note 13 (Intangible assets) to the financial statements, and the Audit Committee Report)**		

The group's assessment of goodwill for impairment involves the comparison of the recoverable amount of goodwill, calculated as the higher of fair value less costs of disposal and value in use, to its carrying value at each measurement date. The group applied the value in use approach, which uses a discounted cash flow model to estimate the recoverable amount of each cash generating unit or group of cash generating units and requires management to make significant estimates and assumptions related to discount rates, profit margins and long-term growth rates. The net book value of goodwill was £8,389 million as at 31 December 2023 (31 December 2022: £8,453 million).
 	
We identified goodwill valuation as a key audit matter because of the significant judgements made by management, which consider future impacts of the current economic uncertainty, to estimate the value-in-use of goodwill and the increased auditor judgement and level of audit effort required to obtain evidence to test these significant judgements, including the use of specialists. Estimates of future performance and market conditions used to arrive at the net present value of future cash flows at the relevant assessment date, which is used within the goodwill impairment analysis, are subjective in nature, with increased uncertainty due to inflationary pressures, rising interest rates and global economic uncertainty. Through our risk assessment procedures, we identified those inputs that were the most sensitive in determining the value in use, which enabled us to design our audit procedures to focus on those estimates that are either complex, including the discount rate calculations, or subjective in nature, including the profit margins and long-term growth rates.
	Our audit procedures focused on challenging and evaluating the discount rates, profit margins and long-term growth rates used in the discounted cash flow model to determine the value in use and included the following audit procedures, among others:
	
	– We tested the effectiveness of controls over management's estimations of the profit margins, discount rates and long-term growth rates used to determine the value in use
	– We assessed the appropriateness of forecasted profit margins and growth rates by considering both corroboratory and contradictory evidence. We performed procedures such as comparing to external economic data, including peers, market data and wider economic forecasts, specifically assessing the impact of inflationary pressures and rising interest rates on the forecasts
	– We evaluated management's ability to accurately forecast future profit margins and long-term growth rates by comparing actual results to management's historical forecasts
	– With the assistance of our valuation specialists, we assessed the mechanical accuracy of the impairment model and the methodology applied by management for consistency with the requirements of IAS 36 *Impairment of assets*
	– With the assistance of our valuation specialists, we evaluated the appropriateness of the discount rates and long-term growth rates used by:
	  – Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation;
	  – Assessing the methodology applied in the discount rates calculations against market practice valuation techniques; and
	  – Assessing the long-term growth rates against independent market data and an independently derived weighted average rate for each country, based on their GDP forecasts
	– We evaluated the group's disclosures on goodwill against the requirements of IFRS.
		Based on our procedures, we determined management's assumptions used in the valuation of goodwill to be reasonable.

6. OUR APPLICATION OF MATERIALITY

6.1. MATERIALITY

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Group Materiality	£65 million (2022: £60 million)
Basis for determining materiality	We have considered a number of metrics when determining group materiality, including: pre-tax profit normalised for property-related restructuring costs and accelerated amortisation of acquired intangible assets arising from the VML merger (see note 3) and Headline EBITDA.[1] Materiality represents 5.4% of normalised pre-tax profit; and 2.9% of Headline EBITDA. In 2022, we determined materiality to be £60 million, which represented 5.2% of pre-tax profit, 0.4% of revenue and 2.7% of Headline EBITDA.
Rationale for the benchmark applied	We have determined that the primary benchmark for the group was pre-tax profit normalised for property-related restructuring costs and accelerated amortisation of acquired intangible assets arising from the VML merger (see note 3) because we consider this measure to be the primary focus of users of the financial statements. Pre-tax profit was normalised to remove the effects of non-recurring costs which would otherwise distort the earnings of the group when considering the performance of the underlying business. We also considered headline EBITDA as a relevant metric to the users of the financial statements.

1 The calculation of headline EBITDA is set out on page 223


Normalised
PBT
£1,212m
Group materiality
£65m
Component materiality
range £4m-£21m
Audit Committee
reporting threshold
£3m
PBT
Group materiality

6.2. PERFORMANCE MATERIALITY

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. Group performance materiality was set at 65% of group materiality for the 2023 audit (2022: 65%). In determining performance materiality, we considered the following factors:

- our risk assessment and assessment of the group's overall control environment, financial processes and systems in the majority of areas of the audit; and
- our past experience of the audit, including the nature, volume and size of historic misstatements.

6.3. ERROR REPORTING THRESHOLD

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of £3.0 million (2022: £2.5 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7. AN OVERVIEW OF THE SCOPE OF OUR AUDIT

7.1. IDENTIFICATION AND SCOPING OF COMPONENTS

As a result of the disaggregated structure and diversity of the group, a significant portion of our audit planning effort was ensuring that the scope of work is appropriate in addressing the identified risks of material misstatement.

In selecting the components that are in scope each year, we refresh and update our understanding of the group and its environment, including obtaining an understanding of the group's system of internal controls, and assessing the risks of material misstatement at the group level, in order to ensure that the components selected for audit provide an appropriate basis on which to undertake audit work to address the identified risks of material misstatement. Such audit work represents a combination of procedures, all of which are designed to target identified risks of material misstatement over the group's consolidated financial statements.

We identified 46 operating units as in scope components in the current year (2022: 64 operating units). The reduction in number of operating units in scope is a result of internal reorganisation of operating units during the period. Operating units are defined as business locations operating under a common control environment. Following the reorganisation, we assessed that one operating unit, representing 13% of group consolidated revenues, was individually financially significant (2022: 0).

Audit procedures were performed over 69% of the group's consolidated revenue (2022: 68%), 81% of the group's total assets (2022: 80%) and 79% of the group's total liabilities (2022: 74%). Audit procedures included testing at a component level performed by a component auditor under the direction and supervision of the group auditor, and further testing, including substantive analytical procedures, performed centrally by the group auditor. The substantive analytical procedures were based on our current knowledge of the group, our historical experience and the wider market.

All our audit work on components is executed at levels of reduced materiality according to the size of the component; many of which are local statutory materiality levels which in all instances are no higher than 50% of group performance materiality.

In order to support our conclusion that there were no significant risks of material misstatement of the aggregated financial information of the remaining operating units, we tested the consolidation process and performed further group level analytical procedures.


31%
Revenue
69%
19%
Total Assets
81%
21%
Total Liabilities
79%
Subject to audit procedures
Analytical procedures at group level

7.2. OUR CONSIDERATION OF THE CONTROL ENVIRONMENT

Our audit plan is designed to understand key internal controls in our audit so that we can design effective procedures. We tested the effectiveness of internal controls, including the general IT controls, over financial reporting in all areas of the audit across all in-scope entities.

7.3. OUR CONSIDERATION OF CLIMATE-RELATED RISKS

The group identified climate-related risks such as the increased frequency of extreme weather and climate-related natural disasters, increased reputational risk associated with working on environmentally detrimental client briefs, and/or misrepresenting environmental claims and changes in regulation and reporting standards which could result in climate-related litigation and claims. The risks are disclosed within the *Task force on climate-related financial disclosures ("TCFD") statement* of the Annual Report.

Our risk assessment procedures in relation to the impact of climate-related risks involved obtaining an understanding of management's relevant processes and controls. We further reviewed management's paper assessing these risks. We evaluated these risks to assess whether they were complete and consistent with our understanding of the entity and our wider risk assessment procedures.

Our procedures to address our identified risks involved considering the impact of the risks on the financial statements overall, including in the application of individual accounting standards and within the procedures to address our key audit matter, valuation of goodwill. Such considerations included the impact of the group's net zero carbon emission commitments, and changes in regulation and reporting standards. We further reconciled the disclosures made to underlying supporting evidence. With the assistance of internal specialists, we assessed the TCFD recommended disclosures within the Annual Report and considered whether they are materially consistent with the financial statements and our knowledge obtained in the audit. We also assessed the disclosures made in respect of climate change within the accounting policies of the annual report and for consistency with our audit procedures performed. These areas include valuation of intangible assets, property, plant and equipment and leases, measurement of deferred tax assets, provisions, including employee benefit obligations, and going concern.

7.4. WORKING WITH OTHER AUDITORS

The group audit team exercises its oversight of component auditors using a carefully designed programme, which considers a variety of factors including the size and complexity of the entity. The group audit team directs, supervises and evaluates the audit work performed by component audit teams by:

- speaking regularly with teams about the status of their work;
- reviewing reporting and underlying workpapers where determined to be necessary; and
- attending key meetings including close meetings

In order to drive consistency and comparability over the audit work performed by the component auditors, the group engagement team directly leads the risk assessment process in all areas of the audit. This process involves workshops with our local audit teams to enhance and confirm the group team's understanding of local processes and risks. After consideration of how the nature and extent of those operating unit level risks contribute to risk of material misstatement at a group level the group engagement team, in consultation with the local team, confirms the specific audit procedures that component auditors are instructed to perform.

- In years when the group engagement team elects to not visit a component, either physically or virtually, the group engagement team:
- includes the component audit partner in our team planning meeting;
- discusses the results of the group-led risk assessment; and
- reviews the documentation of the findings from their work and discusses with them as needed

These procedures are designed so that the Senior Statutory Auditor or a senior member of the group audit team can have oversight of the work of our component auditors on a regular basis. In addition, the group engagement team assesses the competence of each of our component auditors.

The group engagement team also holds quarterly meetings with management at a regional and global level in order to update our understanding of the group and its environment on an ongoing basis.

8. OTHER INFORMATION

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

9. RESPONSIBILITIES OF DIRECTORS

As explained more fully in the statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

10. AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

11. EXTENT TO WHICH THE AUDIT WAS CONSIDERED CAPABLE OF DETECTING IRREGULARITIES, INCLUDING FRAUD

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

11.1. IDENTIFYING AND ASSESSING POTENTIAL RISKS RELATED TO IRREGULARITIES

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the group's remuneration policies, key drivers for directors' remuneration, bonus levels and performance targets, including consideration of the visibility of management incentive schemes and how they could influence local, regional and global management behaviour;
- the group's own assessment of the risks that irregularities may occur either as a result of fraud or error that was approved by the board;
- results of our enquiries of management, the group's general counsel, internal audit and the audit committee about their own identification and assessment of the risks of irregularities, including consideration of the nature and quantum of matters raised to the group's Business Integrity team;
- any matters we identified having obtained and reviewed the group's documentation of their policies and procedures relating to:
  - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
  - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud;
  - the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations; and
- the matters discussed among the audit engagement team including significant component audit teams and relevant internal specialists, including fraud, impairment, tax, valuations, financial instruments, real estate, ESG, pensions and IT specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override, including adjustments made in the financial reporting process outside of local operational reporting.

We also obtained an understanding of the legal and regulatory frameworks that the group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the Securities and Exchange Commission rules, Securities Law in the UK and US, the UK Listing Rules, Companies (Jersey) Law, 1991 and tax legislation in the group's various jurisdictions.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the group's ability to operate or to avoid a material penalty. These included the US Foreign Corrupt Practices Act and the UK Bribery Act.

11.2. AUDIT RESPONSE TO RISKS IDENTIFIED

As a result of performing the above, we did not identify any key audit matters related to the potential risk of fraud or non-compliance with laws and regulations.

Our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;
- enquiring of management, the audit committee and external legal counsel concerning actual and potential litigation and claims;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with relevant tax authorities; and
- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments, including those made outside of local operational reporting; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and significant component audit teams and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

12. OPINIONS ON OTHER MATTERS PRESCRIBED BY OUR ENGAGEMENT LETTER

In our opinion the part of the directors' remuneration report to be audited has been properly prepared in accordance with the UK Companies Act 2006 as if that Act had applied to the group.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements

In the light of the knowledge and understanding of the group and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

13. CORPORATE GOVERNANCE STATEMENT

The Listing Rules require us to review the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group's compliance with the provisions of the UK Corporate Governance Code specified for our review.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- the directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 97
- the directors' explanation as to its assessment of the group's prospects, the period this assessment covers and why the period is appropriate set out on page 97;
- the directors' statement on fair, balanced and understandable set out on page 169;
- the board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on pages 98-105;
- the section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on page 133; and
- the section describing the work of the audit committee set out on pages 130-136

14. MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

14.1. ADEQUACY OF EXPLANATIONS RECEIVED AND ACCOUNTING RECORDS

Under the Companies (Jersey) Law, 1991 we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or
- proper accounting records have not been kept, or proper returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns

The parent company financial statements are not in agreement with the accounting records and returns

We have nothing to report in respect of these matters.

14.2 DIRECTORS' REMUNERATION

Under our engagement letter we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

15. OTHER MATTERS WHICH WE ARE REQUIRED TO ADDRESS

15.1. AUDITOR TENURE

Following the recommendation of the audit committee, we were appointed by the company at the Annual General Meeting on 20 May 2002 to audit the financial statements for the year ending 31 December 2002 and subsequent financial periods. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 22 years, covering the years ending 31 December 2002 to 31 December 2023.

15.2. CONSISTENCY OF THE AUDIT REPORT WITH THE ADDITIONAL REPORT TO THE AUDIT COMMITTEE

Our audit opinion is consistent with the additional report to the audit committee we are required to provide in accordance with ISAs (UK).

16. USE OF OUR REPORT

This report is made solely to the company's members, as a body, in accordance with Article 113A of the Companies (Jersey) Law, 1991. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and those matters we have expressly agreed to report to them on in our engagement letter and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

As required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rule (DTR) 4.1.15R – DTR 4.1.18R, these financial statements will form part of the Electronic Format Annual Financial Report filed on the National Storage Mechanism of the FCA in accordance with DTR 4.1.15R – DTR 4.1.18R. This auditor's report provides no assurance over whether the Electronic Format Annual Financial Report has been prepared in compliance with DTR 4.1.15R – DTR 4.1.18R.

We have reported separately on the parent company financial statements of WPP plc for the year ended 31 December 2023. That report includes details of the parent company key audit matters; how we applied the concept of materiality in planning and performing our audit of the parent company; and an overview of the scope of our audit of the parent company.

James Bates, FCA
For and on behalf of Deloitte LLP
London, United Kingdom
21 March 2024

RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline EPS, diluted headline EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and adjusted free cash flow. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included, headline earnings will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group's financial performance.

Reconciliation of revenue to revenue less pass-through costs:

	2023 £m	2022 £m	2021 £m
Revenue	**14,844.8**	14,428.7	12,801.1
Media pass-through costs	**(2,173.6)**	(1,905.7)	(1,865.3)
Other pass-through costs	**(811.5)**	(723.7)	(538.6)
Revenue less pass-through costs	**11,859.7**	11,799.3	10,397.2

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of profit before taxation to headline operating profit:

	2023 £m	2022 £m	2021 £m
Profit before taxation	**346.3**	1,159.8	950.8
Finance and investment income	**(127.3)**	(145.4)	(69.4)
Finance costs	**389.0**	359.4	283.6
Revaluation and retranslation of financial instruments	**(6.8)**	(76.0)	87.8
Profit before interest and taxation	**601.2**	1,297.8	1,252.8
(Earnings)/loss from associates – after interest and tax	**(70.2)**	60.4	(23.8)
Operating profit	**531.0**	1,358.2	1,229.0
Operating profit margin %	**4.5%**	11.5%	11.8%
Goodwill impairment	**63.6**	37.9	1.8
Amortisation and impairment of acquired intangible assets	**727.9**	62.1	97.8
Investment and other impairment charges/(reversals)	**17.8**	77.0	(42.4)
Restructuring and transformation costs	**195.5**	218.8	175.4
Property-related restructuring costs	**232.5**	18.0	–
(Gains)/losses on disposal of investments and subsidiaries	**(7.1)**	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	**–**	(66.5)	–
Litigation settlement	**(11.0)**	–	21.3
Headline operating profit	**1,750.2**	1,741.8	1,493.5
Headline operating profit margin %	**14.8%**	14.8%	14.4%

	2023 £m	2022 £m	2021 £m
Headline operating profit	**1,750.2**	1,741.8	1,493.5
Finance and investment income	**127.3**	145.4	69.4
Finance costs (excluding interest expense related to lease liabilities)	**(282.7)**	(263.7)	(192.7)
	(155.4)	(118.3)	(123.3)
Non-lease interest cover[1] on headline operating profit	**11.3 times**	14.7 times	12.1 times

Note

1 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group's key leverage metrics

Headline operating profit and headline operating margin are metrics that management uses to assess the performance of the business.

Headline operating profit margin before and after earnings from associates:

	Margin %	**2023 £m**	Margin %	2022 £m	Margin %	2021 £m
Revenue less pass-through costs		**11,859.7**		11,799.3		10,397.2
Headline operating profit	**14.8**	**1,750.2**	14.8	1,741.8	14.4	1,493.5
Earnings from associates (after interest and tax, excluding adjusting items)		**36.2**		73.9		86.1
Headline PBIT	**15.1**	**1,786.4**	15.4	1,815.7	15.2	1,579.6

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

	2023 £m	2022 £m	2021 £m
Headline PBIT (as above)	**1,786.4**	1,815.7	1,579.6
Depreciation of property, plant and equipment	**165.1**	166.9	151.2
Amortisation of other intangible assets	**24.8**	21.9	19.9
Headline EBITDA (including depreciation of right-of-use assets)	**1,976.3**	2,004.5	1,750.7
Depreciation of right-of-use assets	**256.8**	262.2	272.9
Headline EBITDA	**2,233.1**	2,266.7	2,023.6

Headline EBITDA is a key metric used for valuing companies and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group's key leverage metric (average adjusted net debt/headline EBITDA within the range of 1.5x-1.75x by year end 2024).

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2023 £m	2022 £m	2021 £m
Profit before taxation	**346.3**	1,159.8	950.8
Goodwill impairment	**63.6**	37.9	1.8
Amortisation and impairment of acquired intangible assets	**727.9**	62.1	97.8
Investment and other impairment charges/(reversals)	**17.8**	77.0	(42.4)
Restructuring and transformation costs	**195.5**	218.8	175.4
Property-related restructuring costs	**232.5**	18.0	–
(Gains)/losses on disposal of investments and subsidiaries	**(7.1)**	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	**–**	(66.5)	–
Litigation settlement	**(11.0)**	–	21.3
Share of adjusting and other items for associates	**(34.0)**	134.3	62.3
Revaluation and retranslation of financial instruments	**(6.8)**	(76.0)	87.8
Headline PBT	**1,524.7**	1,601.7	1,365.4
Headline tax charge	**(412.2)**	(408.8)	(327.9)
Headline non-controlling interests	**(86.8)**	(92.7)	(83.0)
Headline earnings	**1,025.7**	1,100.2	954.5

Headline PBT and headline earnings are metrics that management uses to assess the performance of the business.

Calculation of headline taxation:

	2023 £m	2022 £m	2021 £m
Headline PBT	**1,524.7**	1,601.7	1,365.4
Tax charge	**149.1**	384.4	230.1
Tax (charge)/credit relating to gains on disposal of investments and subsidiaries	**(9.3)**	(9.0)	31.5
Tax credit relating to restructuring and transformation costs and property-related costs	**98.6**	46.5	45.7
Tax credit/(charge) relating to litigation settlement	**1.1**	–	(5.4)
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	**157.4**	(15.4)	5.6
Deferred tax relating to gains on disposal of investments and subsidiaries	**15.3**	2.3	20.4
Headline tax charge	**412.2**	408.8	327.9
Headline tax rate	**27.0%**	25.5%	24.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 27.0% (2022: 25.5%, 2021: 24.0%). Given the Group's geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase over the next few years.

Calculation of basic headline EPS is as follows:

	2023 £m	2022 £m	2021 £m
Headline earnings (£ million) (page 223)	**1,025.7**	1,100.2	954.5
Weighted average shares used in headline basic EPS calculation (million) (note 9)	**1,072.1**	1,097.9	1,194.1
Headline EPS	**95.7p**	100.2p	79.9p

Calculation of diluted headline EPS is as follows:

	2023 £m	2022 £m	2021 £m
Headline earnings (£ million) (page 223)	**1,025.7**	1,100.2	954.5
Weighted average shares used in headline diluted EPS calculation (million) (note 9)	**1,094.0**	1,116.4	1,215.3
Diluted headline EPS	**93.8p**	98.5p	78.5p

Reconciliation of adjusted operating cash flow and adjusted free cash flow:

	2023 £m	2022 £m	2021 £m
Cash generated by operations	**1,844.8**	1,268.2	2,580.3
Purchases of property, plant and equipment	**(177.2)**	(208.4)	(263.2)
Purchase of other intangible assets (including capitalised computer software)	**(40.0)**	(14.9)	(29.9)
Repayment of lease liabilities	**(258.7)**	(309.6)	(320.7)
Interest paid on lease liabilities	**(102.9)**	(92.4)	(88.4)
Investment income	**12.9**	24.5	17.8
Share option proceeds	**0.7**	1.2	4.4
Adjusted operating cash flow	**1,279.6**	668.6	1,900.3
Corporation and overseas tax paid	**(395.3)**	(390.9)	(391.1)
Interest and similar charges paid	**(274.5)**	(210.2)	(173.7)
Interest received	**115.8**	88.9	47.5
Dividends from associates	**43.4**	37.6	53.4
Earnout payments[1]	**(30.5)**	(71.4)	(57.0)
Dividends paid to non-controlling interests in subsidiary undertakings	**(101.3)**	(69.5)	(114.5)
Adjusted free cash flow	**637.2**	53.1	1,264.9

Note

1 Earnout payments in 2023 include a £28 million receipt connected with a previous earnout arrangement, that was settled within the year

The Group bases its internal cash flow objectives on adjusted operating cash flow and adjusted free cash flow. Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage; and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition-related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

ADJUSTED NET DEBT AND AVERAGE ADJUSTED NET DEBT

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group.

Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year.

Reconciliation of adjusted net debt:

	2023 £m	2022 £m	2021 £m
Cash and short-term deposits	**2,217.5**	2,491.5	3,882.9
Bank overdrafts, bonds and bank loans due within one year	**(946.3)**	(1,169.0)	(567.2)
Bonds and bank loans due after one year	**(3,775.0)**	(3,801.8)	(4,216.8)
Adjusted net debt	**(2,503.8)**	(2,479.3)	(901.1)

Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt excludes lease liabilities.

CONSTANT CURRENCY AND PRO FORMA ('LIKE-FOR-LIKE')

These consolidated financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the Glossary on pages 232 and 233.

Reconciliation of reported revenue to like-for-like revenue:

	£m	%
2021	12,801.1	6.7
Impact of exchange rate changes	725.4	5.7
Impact of acquisition	41.0	0.3
Like-for-like growth	861.2	6.7
2022	14,428.7	12.7
Impact of exchange rate changes	**(211.2)**	**(1.5)**
Impact of acquisition	**172.0**	**1.2**
Like-for-like growth	**455.3**	**3.2**
2023	**14,844.8**	**2.9**

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:

	£m	%
2021	10,397.2	6.5
Impact of exchange rate changes	611.9	5.9
Impact of acquisition	72.8	0.7
Like-for-like growth	717.4	6.9
2022	11,799.3	13.5
Impact of exchange rate changes	**(150.8)**	**(1.3)**
Impact of acquisition	**101.4**	**0.9**
Like-for-like growth	**109.8**	**0.9**
2023	**11,859.7**	**0.5**

EARNINGS/(LOSS) FROM ASSOCIATES – AFTER INTEREST AND TAX

Management reviews the 'Earnings/(loss) from associates – after interest and tax' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting items of associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the Income Statements of the associate undertakings.

The following table is an analysis of 'Earnings/(loss) from associates – after interest and tax' and underlying component movements:

	2023 £m	2022 £m	2021 £m
Share of profit before interest and taxation	**181.2**	219.6	208.5
Share of adjusting and other items	**34.0**	(134.3)	(62.3)
Share of interest and non-controlling interests	**(112.5)**	(104.7)	(83.9)
Share of taxation	**(32.5)**	(41.0)	(38.5)
Earnings/(loss) from associates – after interest and tax	**70.2**	(60.4)	23.8

Share of adjusting and other items for associates was earnings of £34.0 million (2022: loss £134.3 million, 2021: loss £62.3 million). In 2023 this included £45.1 million of distributions received from Kantar, described in note 4. In 2022 this included £75.8 million (2021: £38.8 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million (2021: £18.8 million) within Kantar.



ADDITIONAL INFORMATION

In this section



SHAREHOLDER INFORMATION

SHARE CAPITAL AND CONTROL

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2023 can be found in note 26 to the financial statements.

Our ordinary shares are listed on the London Stock Exchange (LSE) and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs).

The rights and obligations relating to the ordinary share capital are outlined in the Articles of Association; there are no restrictions on transfer, no restrictions on voting rights and no securities carry special voting rights with regard to control of the Company.

At the AGM on 17 May 2023, shareholders passed resolutions authorising the Company, in accordance with its Articles, to allot shares up to a maximum nominal amount of £35,697,911 of which £5,354,687 could be allotted for cash free of statutory pre-emption rights. In the year under review no shares were issued for cash free from pre-emption rights. Details of share capital movements are given in note 26 to the financial statements on page 212.

AUTHORITY FOR PURCHASE OF OWN SHARES

At the AGM on 17 May 2023 shareholders passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 107,093,734 of its own shares in the market. In the year under review, no ordinary shares were purchased.

MAJOR SHAREHOLDERS

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital in accordance with the Disclosure Guidance and Transparency Rules (DTRs) notified to the Company as at 31 December 2023 and 15 March 2024. Information provided to the Company under the DTRs is publicly available via the regulatory information services and on the Company's website.

	At 31 December 2023[1]	At 15 March 2024[1]
BlackRock Inc	7.04%	8.33%
Silchester International Investors LLP	5.03%	5.03%
Harris Associates L.P.	5.02%	5.07%

1 Percentage as at date of notification

SHAREHOLDERS AS AT 31 DECEMBER 2023

Holding of shares	Number of holders	% Owners	Shareholdings	% Outstanding
Up to 1,000	4,961	53	1,198,246	0.10
1,001 to 5,000	1,365	15	3,363,029	0.30
5,001 to 100,000	1,981	21	60,505,494	5.30
100,001 to 1,000,000	804	9	263,433,145	23.08
Over 1,000,000	214	2	813,013,282	71.22

Shareholders by geography	%
UK	24.2
United States	45.7
Rest of World	30.1
Total	**100**

Shareholders by type	%
Institutional investors	96.4
Our people	0.5
Other individuals	3.1
Total	**100**

SHARE PRICE

The closing price of the shares at 31 December was as follows:

	At 15 March 2024	2023	2022	2021	2020	2019
Ordinary 10p shares	707.2p	753.0p	820.2p	1,119.5p	800.0p	1,066.5p

Share price information is also available online at **wpp.com/investors/share-price**

SHARE BUYBACK PROGRAMME

The Board has been authorised to issue and allot ordinary shares under Article 12 of the Company's Articles of Association. The power under Article 12 and the authority for the Company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the Company may be cancelled, held as Treasury shares or used for satisfying share options and grants under the Company's employee share plans.

DIVIDENDS

Subject to shareholder approval at the 2024 AGM, the final dividend for 2023 will become due and payable on 5 July 2024 to all holders of ordinary shares on the Register of Members at the close of business on 7 June 2024.

The table below sets out the dividend per share ordinary shareholders have received for the last five years.

	2023	2022	2021	2020	2019
Interim dividend per ordinary share	**15.00p**	15.00p	12.50p	10.00p	22.70p
Final dividend per ordinary share	**24.40p**	24.40p	18.70p	14.00p	–
Total	**39.40p**	39.40p	31.20p	24.00p	22.70p

AMERICAN DEPOSITARY RECEIPTS (ADRS)

Each ADR represents five ordinary shares.

WPP plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, sec.gov.

ADR DIVIDENDS

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 230).

Dividends per ADR in respect of each financial year are set out below.

	2023	2022	2021	2020	2019
In £ sterling					
Interim	**75.00p**	75.00p	62.50p	50.00p	113.50p
Final	**122.00p**	122.00p	93.50p	70.00p	–
Total	**197.00p**	197.00p	156.00p	120.00p	113.50p
In US dollars[1]					
Interim	**93.29¢**	92.72¢	85.98¢	64.18¢	144.88¢
Final	**151.74¢**	150.83¢	128.63¢	89.85¢	–
Total	**245.03¢**	243.55¢	214.61¢	154.03¢	144.88¢

1 These figures have been translated for convenience purposes only, using the approximate average rate for the year of US$1.2438 (2022: US$1.2363, 2021: US$1.3757, 2020: US$1.2836, 2019: US$1.2765). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders. The dividends received will be subject to US taxation.

LISTING RULES

For the purposes of Listing Rule (LR) 9.8.4R, the information required to be disclosed by that section can be found in the following locations:

Section	Applicable sub-paragraph within LR 9.8.4R	Location
4	Details of long-term incentive schemes	Directors' compensation report pages 139-168
5	Details of Directors' waiver of emoluments	Directors' compensation report pages 139-168
6	Director waiver of future emoluments	Directors' compensation report pages 139-168

The above table sets out only those sections of LR 9.8.4R which are relevant. The remaining sections of LR 9.8.4R are not applicable

ARTICLES OF ASSOCIATION

There are no restrictions on amending the Articles of Association of the Company (Articles) other than the requirement to pass a special resolution of the shareholders at a general meeting. Subject to applicable law and the Company's Articles, the Directors may exercise all powers of the Company.

The Articles are available on the Company's website at **wpp.com/investors/corporate-governance**

SHAREHOLDER INFORMATION

2023 FINANCIAL CALENDAR

Ordinary dividend timetable	Final	Interim
Ordinary ex-dividend date	6 June 2024	10 October 2024
Dividend record date	7 June 2024	11 October 2024
Dividend payment date	5 July 2024	1 November 2024
Other key dates:		
2023 preliminary results	22 February 2024	
First quarter trading update	25 April 2024	
Annual General Meeting	8 May 2024	
2024 interim results	August 2024	
Third quarter trading update	October 2024	

RESULTS ANNOUNCEMENTS

Results announcements are issued to the London Stock Exchange and are available on its news service. They are also sent to the US Securities and Exchange Commission and the NYSE, issued to the media and made available on our website.

SHAREHOLDER COMMUNICATIONS

A growing number of our shareholders have opted to receive communications from us electronically. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company's website, thus reducing our impact on the environment. Shareholders who have elected for electronic communication will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at investorcentre.co.uk/je or by contacting Computershare by the telephone number provided below.

WPP's public website, **wpp.com**, provides current and historical financial information, news releases, trading reports and share price information. Go to **wpp.com/investors**

PAYMENT OF DIVIDENDS

We are only able to pay cash dividends in to your nominated bank account. To update your payment details please go to **investorcentre.co.uk/je** or contact Computershare at the details below.

SHAREHOLDERS' REGISTER

The ordinary shareholders' register is kept at the offices of the Company's registrar in Jersey and is available for inspection on request. The address of the registrar is 13 Castle Street, St Helier, Jersey JE1 1ES.

ACCESS NUMBERS/TICKER SYMBOLS

	NYSE	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPP	WPP.N	WPP US

SHAREHOLDER CONTACTS

ORDINARY SHARES

For any queries regarding your shareholding, please contact Computershare:

By telephone: +44 (0)370 707 1411

Lines are open from Monday to Friday, 8.30am to 5.30pm UK time, excluding public holidays.

Using the contact form on the website: investorcentre.co.uk/je/contactus

In writing: Computershare Investor Services (Jersey) Limited, 13 Castle Street, St Helier, Jersey, JE1 1ES

AMERICAN DEPOSITARY RECEIPTS (ADRS) OFFICE

For any queries regarding WPP ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone: +1 877 248 4237

Opening hours are Monday to Friday, 8.30am to 6pm US Eastern Standard Time. Please call +1 781 575 4555 if calling from outside of the US.

By email: citibank@shareholders-online.com

In writing: Citibank N.A., PO Box 43077, Providence, RI 02940–3077, USA

REGISTERED OFFICE

WPP plc
22 Grenville Street
St Helier
Jersey
JE4 8PX

Telephone: +44 (0)20 7282 4600

Registered number: 111714

Website: **wpp.com**

TAXATION INFORMATION

As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

DIVIDENDS RECEIVED

For UK tax years up to and including 6 April 2022 to 5 April 2023, UK resident individuals received a Dividend Allowance in the form of a 0% tax rate on the first £2,000 of dividend income received. The Dividend Allowance has been cut to £1,000 for the tax year 6 April 2023 to 5 April 2024, and for the 2024/2025 tax year it will be further cut to £500. Dividends received by UK resident individuals on or after 6 April 2022, and which are over the Dividend Allowance, are taxed at a rate of 8.75% for individuals in the basic rate band, at 33.75% for higher rate tax payers and at 39.35% for additional rate tax payers (individuals with income over £150,000 in the 2022/2023 tax year, and income over £125,140 in the 2023/2024 tax year).

CAPITAL GAINS TAX

The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, shareholders are advised to consult their professional advisors.

CAPITAL GAINS

As liability to capital gains tax on a disposal of WPP shares will depend on individual circumstances, shareholders are advised to consult their professional advisors.

FIVE-YEAR SUMMARY

	Continuing operations				
	2023 £m	2022 £m	2021 £m	2020 £m	2019 £m
Income statement					
Billings[1]	**52,629.2**	52,971.4	50,656.8	46,917.8	53,059.0
Revenue	**14,844.8**	14,428.7	12,801.1	12,002.8	13,234.1
Revenue less pass-through costs[1]	**11,859.7**	11,799.3	10,397.2	9,762.0	10,846.5
Operating profit/(loss)	**531.0**	1,358.2	1,229.0	(2,278.1)	1,295.9
Headline EBITDA[2]	**2,233.1**	2,266.7	2,023.6	1,812.5	2,131.4
Headline operating profit[2]	**1,750.2**	1,741.8	1,493.5	1,260.5	1,560.6
Profit/(loss) before taxation	**346.3**	1,159.8	950.8	(2,790.6)	1,214.3
Headline PBT[2]	**1,524.7**	1,601.7	1,365.4	1,041.3	1,363.0
Profit/(loss) for the year	**197.2**	775.4	720.7	(2,917.7)	927.1
Headline operating profit margin[2]	**14.8%**	14.8%	14.4%	12.9%	14.4%
Balance sheet					
Non-current assets	**12,678.8**	13,724.2	12,535.2	12,185.4	15,826.7
Net current (liabilities)/assets	**(2,307.2)**	(2,610.0)	(1,149.8)	754.6	(298.4)
Net assets	**3,832.7**	4,160.4	4,069.0	5,050.1	8,297.3
Adjusted net debt	**(2,503.8)**	(2,479.3)	(901.1)	(695.6)	(1,539.6)
Average adjusted net debt	**(3,619.8)**	(2,852.0)	(1,457.3)	(2,331.0)	(4,282.0)

		2023	2022	2021	2020	2019
Our people						
Revenue per employee (£000)		**129.4**	126.4	122.1	116.7	124.3
Revenue less pass-through costs[1] per employee (£000)		**103.4**	103.4	99.2	94.9	101.8
Staff cost per employee (£000)		**70.9**	71.5	68.4	63.8	66.6
Average headcount		**114,732**	114,129	104,808	102,822	106,498
Share information						
Headline[3]	– basic earnings per share from continuing operations	**95.7p**	100.2p	79.9p	60.7p	77.8p
	– diluted earnings per share from continuing operations	**93.8p**	98.5p	78.5p	60.1p	77.1p
Reported	– basic earnings per share from continuing operations	**10.3p**	62.2p	53.4p	(243.0p)	67.8p
	– diluted earnings per share from continuing operations	**10.1p**	61.2p	52.5p	(243.0p)	67.3p
Dividends per share[4]		**39.40p**	39.40p	31.20p	24.00p	22.70p
Share price	– high	**1,051.5p**	1,224.0p	1,129.5p	1,071.0p	1,077.5p
	– low	**681.2p**	725.8p	765.8p	483.7p	800.4p
Market capitalisation at year-end (£m)		**8,093.5**	8,783.8	12,918.7	9,802.7	13,410.0

Notes

1 Billings and revenue less pass-through costs are defined on pages 232 and 233
2 The calculation of 'headline' measures of performance (including headline EBITDA, headline operating profit, headline operating profit margin and headline PBT) is set out on pages 223 and 224
3 Headline earnings per share is set out on page 224
4 Dividends per share represents the dividends declared in respect of each year

The information on this page is unaudited.

GLOSSARY

Term used in this Annual Report	US equivalent or brief description
Adjusted free cash flow	Adjusted free cash flow is calculated as cash used in/generated from operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets
Adjusted operating cash flow	Adjusted operating cash flow is calculated as cash used in/generated from operations plus investment income received, and share option proceeds, less repayment of lease liabilities (including interest), and purchases of property, plant and equipment and purchases of other intangible assets
Adjusted operating cashflow conversion	Conversion is measured as adjusted operating cash flow (defined above) over headline operating profit (defined below)
Adjusting items	Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment and other impairment charges, litigation settlement, restructuring and transformation costs, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, property-related restructuring costs and share of adjusting items for associates
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Allotted	Issued
Average adjusted net debt and adjusted net debt	Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Adjusted net debt excludes lease liabilities
Billings and estimated net new billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount
Brand awareness	The number of people or percentage of a group that are aware of a brand
Brand consideration	Those who would consider purchasing a brand are measured as a subset of those aware of a brand
Called-up share capital	Ordinary shares, issued and fully paid
Click-through rate (CTR)	The ratio of the number of users exposed to a specific link on a website page or in an email and those who click the link and view the advertised product or service
Client Net Promoter Score (CNPS)	A metric used to assess overall customer satisfaction and how likely customers are to recommend a company to a peer or colleague
Company or Parent Company	WPP plc
Constant currency	The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2023 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements
Direct-to-consumer	Marketing from company to consumer without distributor or retailer involvement
ESOP	Employee share ownership plan
Establishment costs	Establishment costs are costs directly related to the occupancy of the buildings utilised by WPP. These include the depreciation of right of use assets and leasehold improvements; and the costs of property taxes, utilities, maintenance and facilities management amongst others
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Full-time equivalent (FTE) employee	A permanent person or employee of WPP Group or any of its majority-owned operating companies, as captured locally by each reporting unit and entered into the centralised finance system. FTE employees does not include contractors
General and administrative costs	General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs (defined above), based on the function of employees within the Group
General Data Protection Regulation (GDPR)	A European Union law governing digital data collection, use and storage
Group	WPP plc and its subsidiaries

Term used in this Annual Report	US equivalent or brief description
Headline costs	Headline costs comprise costs of services and general administrative costs excluding gains/losses on disposal of investments and subsidiaries, investment and other impairment charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline earnings	Headline PBT less headline tax charge and headline non-controlling interests
Headline EBITDA	Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, share of adjusting and other items for associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline operating profit	Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other impairment charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline operating profit margin	Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs
Headline PBIT	Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, share of adjusting and other items for associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline PBT	Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, share of adjusting and other items for associates, revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline tax charge	Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, restructuring and transformation costs, property-related restructuring costs, litigation settlement, the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items
IFRS/IAS	International Financial Reporting Standards/International Accounting Standards
Media/Digital Media billings	Media billings comprise our clients' spend on media, plus our fees. Within this, Digital Media billings comprises our billings in relation to media served on digital properties and platforms, including but not limited to online video, display, search, social, digital out of home and addressable TV
Net working capital	The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows in note 11
OCI	Consolidated statement of comprehensive income
Pass-through costs	Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs
Pro forma ('like-for-like')	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, the reclassification of certain businesses to associates in 2022. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably
Profit	Income
Profit attributable to equity holders of the parent	Net income
Programmatic advertising	Automated buying and selling of ad inventory, using software to make data-driven decisions
Revenue less pass-through costs	Revenue less pass-through costs is revenue less media and other pass-through costs
Sarbanes-Oxley Act, or SOX	An Act passed in the United States to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Shares in issue	Shares outstanding
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
UK Corporate Governance Code	The UK Corporate Governance Code published by the Financial Reporting Council dated April 2018
WPP	WPP plc and its subsidiaries

WHERE TO FIND US

COMPANY CENTRES

NEW YORK
3 World Trade Center
175 Greenwich Street
New York NY 10007
Tel +1 (212) 632 2200

LONDON
Sea Containers
18 Upper Ground
London SE1 9GL
Tel +44 (0)20 7282 4600

ASIA PACIFIC
50 Scotts Road
Singapore 228242
Tel +65 6508 5219

COMPANY INFORMATION
If you would like further general information about WPP, its agencies or any of the programmes or initiatives mentioned in this Annual Report, please visit our website, wpp.com, or email: enquiries@wpp.com

CONTACT POINTS

INVESTOR RELATIONS
Tom Waldron
Group Investor Relations Director
Tel +44 (0)20 7282 4600
tom.waldron@wpp.com

Anthony Hamilton
Director Investor Relations
Tel +44 (0)20 7282 4600
anthony.hamilton@wpp.com

INVESTOR INFORMATION
Investor relations material and our financial statements are available online at **wpp.com/investors**

CORPORATE COMMUNICATIONS AND MEDIA RELATIONS
Chris Wade
Director of Communications & Corporate Affairs
Tel +44 (0)20 7282 4600
chris.wade@wpp.com

SUSTAINABILITY
Hannah Harrison
Chief Sustainability Officer
Tel +44 (0)20 7282 4600
hannah.harrison@wpp.com

FORWARD-LOOKING STATEMENTS
In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned "Risk Factors," which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

WEBSITE
WPP's website **wpp.com** gives additional information on the Group. Notwithstanding the references we make in this Annual Report to WPP's website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.

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